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As filed with the Securities and Exchange Commission on August 18, 2017.

Registration No. 333-219299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOUTH STATE CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

South Carolina (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	57-0799315 (I.R.S. Employer Identification Number)

520 Gervais Street
Columbia, South Carolina 29201
(800) 277-2175
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Robert R. Hill, Jr.
Chief Executive Officer
South State Corporation
520 Gervais Street
Columbia, South Carolina 29201
(800) 277-2175
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:
Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	James C. Cherry Chief Executive Officer Park Sterling Corporation 1043 East Morehead Street, Suite 201 Charlotte, North Carolina 28204 (704) 716-2134	Chris Scheurer, Esq. McGuireWoods LLP 201 North Tryon Street Suite 3000 Charlotte, North Carolina 28202 (704) 343-2000

Approximate date of commencement of the proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

          If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

          Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

          Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 18, 2017

Proxy Statement and Prospectus of South State Corporation	Proxy Statement of Park Sterling Corporation

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

          On April 26, 2017, Park Sterling Corporation, or “Park Sterling,” and South State Corporation, or “South State,” entered into an Agreement and Plan of Merger (which, as it may be amended, supplemented or modified from time to time, we refer to as the “merger agreement”), pursuant to which Park Sterling will merge with and into South State. Immediately following the completion of the merger, Park Sterling Bank, a wholly owned bank subsidiary of Park Sterling, will merge with and into South State Bank, South State’s wholly owned bank subsidiary, with South State Bank continuing as the surviving bank (which we refer to as the “bank merger”).

          In the merger, each share of Park Sterling common stock will be converted into the right to receive 0.14 shares of South State common stock (which we refer to as the “merger consideration”). Based on South State’s closing price of $91.90 per share on April 26, 2017, the last trading day before the announcement of the merger agreement, and the number of shares of Park Sterling common stock outstanding as of March 31, 2017, the merger consideration represented approximately $12.87 for each share of Park Sterling common stock and aggregate consideration of approximately $691 million. Based on South State’s closing price of $[            ] per share on [            ], the last practicable trading day before the date of the enclosed joint proxy statement/prospectus, and the number of shares of Park Sterling common stock outstanding as of such date, the merger consideration represented approximately $[            ] for each share of Park Sterling common stock and aggregate consideration of approximately $[            ] million. We encourage you to obtain current market quotations for the common stock of South State and Park Sterling before you vote. South State common stock is currently quoted on the NASDAQ Global Select Market (which we refer to as the “NASDAQ”) under the symbol “SSB.” Park Sterling common stock is currently quoted on the NASDAQ under the symbol “PSTB.”

          The maximum number of shares of South State common stock to be delivered to holders of shares of Park Sterling common stock upon completion of the merger is approximately [              ] shares, based on [              ] shares of Park Sterling common stock and [              ] restricted stock awards in respect of Park Sterling common stock, in each case outstanding as of [              ], 2017.

          South State and Park Sterling will each hold a special meeting of their respective shareholders in connection with the merger. South State shareholders will be asked to vote to adopt the merger agreement and approve related matters, as well as to approve the other matters to be considered at the special meeting, as described in the attached joint proxy statement/prospectus. Park Sterling shareholders will be asked to vote to approve the merger agreement and approve related matters, as described in the attached joint proxy statement/prospectus.

          The special meeting of South State shareholders will be held on [              ], at [              ] local time, at [              ]. The special meeting of Park Sterling shareholders will be held on [              ], at [              ] local time, at [              ].

          Your vote is important. We cannot complete the merger unless South State’s shareholders approve the merger agreement and Park Sterling’s shareholders approve the merger agreement. Approval of the merger agreement requires (1) the affirmative vote of the holders of two-thirds of the outstanding shares of South State common stock entitled to vote on the proposal and (2) the affirmative vote of the holders of a majority of the outstanding shares of Park Sterling common stock entitled to vote on the proposal. Regardless of whether or not you plan to attend your special meeting, please take the time to vote your shares in accordance with the instructions contained in the enclosed joint proxy statement/prospectus.

          The South State board of directors unanimously recommends that South State shareholders vote “FOR” the approval of the merger agreement and “FOR” the other matters to be considered at the South State special meeting.

          The Park Sterling board of directors unanimously recommends that Park Sterling shareholders vote “FOR” the approval of the merger agreement and “FOR” the other matters to be considered at the Park Sterling special meeting.

          The enclosed joint proxy statement/prospectus describes the special meetings, the merger, the documents related to the merger and other related matters. Please carefully read the entire joint proxy statement/prospectus, including the “Risk Factors” section, beginning on page 29, for a discussion of the risks relating to the proposed merger. You also can obtain information about South State and Park Sterling from documents that each has filed with the Securities and Exchange Commission.

          If you have any questions concerning the merger, South State shareholders should please contact William C. Bochette III, Corporate Secretary, 520 Gervais Street, Columbia, South Carolina 29201, at (800) 277-2175, and Park Sterling shareholders should please contact Ralph W. Brewer, Secretary, at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, (704) 716-2134. We look forward to seeing you at the meetings.

Robert R. Hill, Jr. Chief Executive Officer South State Corporation	James C. Cherry Chief Executive Officer Park Sterling Corporation

          Neither the Securities and Exchange Commission nor any state securities commission or any other bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if the enclosed joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

          The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either South State or Park Sterling, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

          The date of the enclosed joint proxy statement/prospectus is [              ], and it is first being mailed or otherwise delivered to the shareholders of South State and Park Sterling on or about [              ].

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of South State Corporation:

        South State Corporation (which we refer to as “South State”) will hold a special meeting of shareholders at [                ] local time, on [                        ], at [                ] to consider and vote upon the following matters:

  •
  a proposal to approve the Agreement and Plan of Merger, dated as of April 26, 2017, by and between Park Sterling Corporation (which we refer to as “Park Sterling”) and South State Corporation, pursuant to which Park Sterling will merge with and into South State, as more fully described in the enclosed joint proxy statement/prospectus (which we refer to as the “South State merger proposal”);

  •
  a proposal to approve an amendment, a copy of which is attached as Annex F, to South State’s Amended and Restated Articles of Incorporation (which we refer to as the “South State articles”) to increase South State’s authorized shares of common stock from 40 million shares to 80 million shares (which we refer to as the “South State amendment proposal”); and

  •
  a proposal to adjourn the South State special meeting, if necessary or appropriate, to solicit additional proxies in favor of the South State merger proposal (which we refer to as the “South State adjournment proposal”).

        We have fixed the close of business on [                        ], 2017 as the record date for the determination of shareholders entitled to notice of and to vote at the South State special meeting. Only South State common shareholders of record at that time are entitled to notice of, and to vote at, the South State special meeting, or any adjournment or postponement of the South State special meeting.

        Approval of each of the South State merger proposal and the South State amendment proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of South State common stock entitled to vote. The South State adjournment proposal will be approved if the number of shares of South State common stock, represented in person or by proxy at the South State special meeting and entitled to vote thereon, voted in favor of the South State adjournment proposal exceeds the number of shares voted against such proposal at the South State special meeting.

        The South State board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of South State and its shareholders, and unanimously recommends that South State shareholders vote “FOR” the South State merger proposal, “FOR” the South State amendment proposal and “FOR” the South State adjournment proposal.

        Your vote is very important. We cannot complete the merger unless South State’s common shareholders approve the merger agreement.

        You are urged to execute and return the enclosed proxy promptly in the enclosed self-addressed envelope or to vote your shares in advance of the South State special meeting by Internet or phone, as described in the accompanying joint proxy statement/prospectus. In the event you decide to attend the meeting, you may, if you desire, revoke the proxy and vote the shares in person. If you hold your stock in “street name” through a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

        The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of South State common stock, please contact William C. Bochette III, Corporate Secretary, 520 Gervais Street, Columbia, South Carolina 29201, at (800) 277-2175.

BY ORDER OF THE BOARD OF DIRECTORS
Robert R. Horger Chairman of the Board of Directors

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Park Sterling Corporation:

        Park Sterling Corporation will hold a special meeting of shareholders at [                    ] Eastern Time, on [                    ], 2017, at [                    ] for the following purposes:

  •
  to approve the Agreement and Plan of Merger, dated as of April 26, 2017, by and between Park Sterling and South State Corporation, pursuant to which Park Sterling will merge with and into South State, as more fully described in the enclosed joint proxy statement/prospectus (which we refer to as the “Park Sterling merger proposal”);

  •
  to adjourn the Park Sterling special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Park Sterling merger proposal (which we refer to as the “Park Sterling adjournment proposal”); and

  •
  to adopt an advisory (non-binding) resolution approving the compensation that certain executive officers of Park Sterling may receive in connection with the merger pursuant to existing agreements or arrangements with Park Sterling (which we refer to as the “compensation proposal”).

        We have fixed the close of business on [                        ], 2017 as the record date for the determination of shareholders entitled to notice of and to vote at the Park Sterling special meeting. Only holders of record of Park Sterling’s common stock at the close of business on that date are entitled to notice of, and to vote at, the Park Sterling special meeting or any adjournment or postponement thereof. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Park Sterling’s common stock entitled to vote on the proposal. Approval of each of the Park Sterling adjournment proposal and the compensation proposal requires the votes cast by Park Sterling shareholders in favor of such proposal to exceed the votes cast by Park Sterling shareholders against such proposal at the Park Sterling special meeting.

        The Park Sterling board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that Park Sterling shareholders vote “FOR” the Park Sterling merger proposal, “FOR” the Park Sterling adjournment proposal and “FOR” the compensation proposal.

        Your vote is very important. We cannot complete the merger unless Park Sterling’s shareholders approve the merger agreement.

        Whether or not you plan to attend the Park Sterling special meeting, we encourage you to execute and return the enclosed proxy card promptly in the enclosed self-addressed envelope or to vote your shares in advance of the Park Sterling special meeting by Internet or phone, as described in the accompanying joint proxy statement/prospectus. If you decide to attend the meeting, then you may, if you desire, revoke the proxy and vote the shares in person. If you hold your stock in “street name” through a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

        The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety.

        If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Park

Sterling common stock, please contact Donald K. Truslow, Chief Financial Officer, 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204 at (704) 716-2134.

BY ORDER OF THE BOARD OF DIRECTORS

Leslie M. Baker, Jr. Chairman of the Board of Directors

REFERENCES TO ADDITIONAL INFORMATION

        This joint proxy statement/prospectus incorporates important business and financial information about South State Corporation, or “South State,” and Park Sterling Corporation, or “Park Sterling,” from documents filed with the Securities and Exchange Commission, or the “SEC,” that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by South State and/or Park Sterling at no cost from the SEC’s website at http: //www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

South State Corporation 520 Gervais Street Columbia, South Carolina 29201 Attention: William C. Bochette III, Corporate Secretary Telephone: (800) 277-2175	Park Sterling Corporation 1043 East Morehead Street, Suite 201 Charlotte, North Carolina 28204 Attention: Ralph W. Brewer, Secretary Telephone: (704) 716-2134

        You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your special meeting. This means that South State shareholders requesting documents must do so by [                ], in order to receive them before the South State special meeting, and Park Sterling shareholders requesting documents must do so by [                ], 2017, in order to receive them before the Park Sterling special meeting.

        You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [                ], 2017, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Park Sterling shareholders or South State shareholders nor the issuance by South State of shares of South State common stock in connection with the merger will create any implication to the contrary.

        This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Park Sterling has been provided by Park Sterling, and information contained in this document regarding South State has been provided by South State.

        See “Where You Can Find More Information” for more details.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SOUTH STATE SPECIAL MEETING AND THE PARK STERLING SPECIAL MEETING

        The following are some questions that you may have about the merger and the South State special meeting or the Park Sterling special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the South State special meeting or the Park Sterling special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
South State has entered into an Agreement and Plan of Merger, dated as of April 26, 2017, with Park Sterling (which, as it may be amended, supplemented or modified from time to time, we refer to as the “merger agreement”). Under the merger agreement, Park Sterling will be merged with and into South State (which we refer to as the “merger”), with South State continuing as the surviving corporation (which we refer to as the “surviving corporation”). Immediately following the merger, Park Sterling Bank, a wholly owned bank subsidiary of Park Sterling, will merge with and into South State Bank, South State’s wholly owned bank subsidiary, with South State Bank continuing as the surviving bank (which we refer to as the “bank merger”). A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

  The merger cannot be completed unless, among other things, both South State shareholders and Park Sterling shareholders approve the respective proposals to approve the merger agreement (which we refer to as the “South State merger proposal” and the “Park Sterling merger proposal,” respectively).

  In addition, South State is soliciting proxies from its shareholders with respect to the following additional proposals, approvals of which are not conditions to the completion of the merger:

  •
  a proposal to approve an amendment, a copy of which is attached as Annex F, to South State’s Amended and Restated Articles of Incorporation (which we refer to as the “South State articles”) to increase South State’s authorized shares of common stock from 40 million shares to 80 million shares (which we refer to as the “South State amendment proposal”); and

  •
  a proposal to adjourn the South State special meeting, if necessary or appropriate, to solicit additional proxies in favor of the South State merger proposal (which we refer to as the “South State adjournment proposal”).

  Furthermore, Park Sterling is soliciting proxies from its shareholders with respect to two additional proposals, approvals of which are not conditions to the completion of the merger:

  •
  a proposal to adjourn the Park Sterling special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Park Sterling merger proposal (which we refer to as the “Park Sterling adjournment proposal”); and

  •
  a proposal to adopt an advisory (non-binding) resolution approving the compensation that certain executive officers of Park Sterling may receive in connection with the merger pursuant to agreements or arrangements with Park Sterling (which we refer to as the “compensation proposal”).

  Each of South State and Park Sterling will hold separate special meetings of shareholders to obtain these approvals (which we refer to as the “South State special meeting” and the “Park Sterling special meeting,” respectively). This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:
What will I receive in the merger?

A:
Park Sterling shareholders:    If the merger is completed, you will receive 0.14 shares of South State common stock for each share of Park Sterling common stock that you hold immediately prior to the merger (which we refer to as the “merger consideration”). South State will not issue any fractional shares of South State common stock in the merger. Park Sterling shareholders who otherwise would be entitled to a fraction of a share of South State common stock will receive an amount in cash (rounded to the nearest whole cent) equal to the product of (i) the fraction of a share of South State common stock to which the holder would otherwise be entitled and (ii) the average closing price, rounded to the nearest cent, per share of South State common stock on the NASDAQ Global Select Market (which we refer to as “NASDAQ”) for the consecutive ten trading days immediately preceding (but not including) the closing date of the merger (which we refer to as the “South State share value”).

  As a result of the merger, based on the number of shares of South State and Park Sterling common stock outstanding as of [            ], the last practicable trading day before the date of this joint proxy statement/prospectus, approximately [            ]% of the outstanding South State common stock following the merger will be held by shareholders that were holders of South State common stock immediately prior to the effectiveness of the merger, and approximately [            ]% of outstanding South State common stock will be held by shareholders that were holders of Park Sterling common stock immediately prior to the effectiveness of the merger (without giving effect to any shares of South State common stock held by Park Sterling shareholders prior to the merger).

  Based on South State’s closing price of $91.90 per share on April 26, 2017, the last trading day before the announcement of the merger agreement, and the number of shares of Park Sterling common stock outstanding as of March 31, 2017, the merger consideration represented approximately $12.87 for each share of Park Sterling common stock and aggregate consideration of approximately $691 million. Based on South State’s closing price of $[            ] per share on [          ], the last practicable trading day before the date of this joint proxy statement/prospectus, and the number of shares of Park Sterling common stock outstanding as of such date, the merger consideration represented approximately $[          ] for each share of Park Sterling common stock and aggregate consideration of approximately $[            ] million.

  South State shareholders:    If the merger is completed, you will not receive any merger consideration and will continue to hold the shares of South State common stock that you currently hold. Following the merger, shares of South State common stock will continue to be traded on the NASDAQ.

Q:
Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:
The value of the merger consideration may fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for South State common stock. In the merger, Park Sterling shareholders will receive 0.14 shares (which we refer to as the “exchange ratio”) of South State common stock for each share of Park Sterling common stock they hold. Any fluctuation in the market price of South State common stock after the date of this joint proxy statement/prospectus and before the effective time of the merger will change the value of the shares of South State common stock that Park Sterling shareholders will receive.

Q:
How will the merger affect the Park Sterling equity awards?

A:
Stock Options.    Each outstanding option to acquire shares of Park Sterling common stock, whether or not vested, that is not exercised prior to the effective time will be cancelled by virtue of the merger and converted into a right to receive a cash payment (without interest and less applicable withholding taxes) equal to the product of (i) the number of shares of Park Sterling common stock subject to such Park Sterling stock option and (ii) the excess, if any, of (A) the product of the exchange ratio and the South State share value over (B) the per-share exercise price of such Park Sterling stock option. In the event any Park Sterling option has an exercise price equal to or in excess of the product obtained by the prior sentence, then that Park Sterling stock option will be cancelled for no consideration.

  Restricted Stock.    Each restricted stock award in respect of Park Sterling common stock shall vest in full and the restrictions thereon will lapse, and will be converted into a right to receive the merger consideration with respect to each share subject to the award.

Q:
How does South State’s board of directors recommend that I vote at the South State special meeting?

A:
South State’s board of directors (which we refer to as the “South State board of directors”) unanimously recommends that South State’s shareholders vote “FOR” the South State merger proposal, “FOR” the South State amendment proposal and “FOR” the South State adjournment proposal.

Q:
How does Park Sterling’s board of directors recommend that I vote at the Park Sterling special meeting?

A:
Park Sterling’s board of directors (which we refer to as the “Park Sterling board of directors”) unanimously recommends that Park Sterling’s shareholders vote “FOR” the Park Sterling merger proposal, “FOR” the Park Sterling adjournment proposal and “FOR” the compensation proposal.

Q:
When and where are the special meetings?

A:
The South State special meeting will be held on [            ], at [            ] local time, at [            ].

  The Park Sterling special meeting will be held on [            ], at [            ] local time, at [            ].

Q:
What do I need to do now?

A:
After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible or vote by Internet or phone, as described in this joint proxy statement/prospectus. If you hold your shares in “street name” through a bank, broker or nominee, you must direct your bank, broker or nominee how to vote in accordance with the instructions you have received from your bank, broker or nominee. “Street name” shareholders who wish to vote in person at the special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:
What constitutes a quorum for the South State special meeting?

A:
The presence at the South State special meeting, in person or by proxy, of holders of a majority of the outstanding shares of South State common stock entitled to vote at the South State special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:
What constitutes a quorum for the Park Sterling special meeting?

A:
The presence at the Park Sterling special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Park Sterling common stock entitled to vote at the Park Sterling special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:
What is the vote required to approve each proposal?

A:
South State special meeting:

  Approval of the South State merger proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of South State common stock entitled to vote on the proposal. If you mark “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker or other nominee with respect to the South State merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

  Approval of the South State amendment proposal requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of South State common stock entitled to vote on the proposal. If you mark “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker or other nominee with respect to the South State amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

  Approval of the South State adjournment proposal requires the votes cast by shareholders of South State in favor of the proposal to exceed the votes cast by shareholders of South State against the proposal at the South State special meeting.

  Park Sterling special meeting:

  Approval of the Park Sterling merger proposal requires the affirmative vote of at least a majority of the outstanding shares of Park Sterling common stock entitled to vote on the proposal. If you mark “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to submit a proxy or vote in person at the Park Sterling special meeting or fail to instruct your bank, broker or other nominee with respect to the Park Sterling merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

  Approval of each of the Park Sterling adjournment proposal and the compensation proposal requires the votes cast by shareholders of Park Sterling in favor of each proposal to exceed the votes cast by shareholders of Park Sterling against such proposal at the Park Sterling special meeting.

Q:
Will my vote affect the amounts that certain executive officers of Park Sterling may receive in connection with the merger?

A:
Certain of Park Sterling’s executive officers are entitled, pursuant to the terms of their existing compensation arrangements with Park Sterling, to receive certain payments in connection with the merger. If the merger is completed, South State, as successor to Park Sterling, is contractually obligated to make these payments to these executives (under certain circumstances). Accordingly, even if the Park Sterling shareholders vote not to approve these payments, the compensation will be payable, subject to the terms and conditions of the arrangements and the merger agreement. Park Sterling is seeking your approval of these payments on an advisory (non-binding) basis in order to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules.

Q:
Why is my vote important?

A:
If you do not return your proxy, it will be more difficult for South State or Park Sterling to obtain the necessary quorum to hold their special meetings. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank, broker or other nominee how to vote, or abstention will have the same effect as a vote “AGAINST” approval of the merger agreement, as applicable and, if you are a holder of South State common stock, a vote “AGAINST” approval of the South State amendment proposal.

  The merger agreement must be approved by the affirmative vote of at least a majority of the outstanding shares of Park Sterling common stock entitled to vote on the merger agreement and approved by the affirmative vote of at least two-thirds of the outstanding shares of South State common stock entitled to vote on the merger agreement. The South State amendment proposal must be approved by the affirmative vote of at least two-thirds of the outstanding shares of South State common stock entitled to vote on the South State amendment proposal.

  The South State board of directors and the Park Sterling board of directors unanimously recommend that you vote “FOR” the merger proposals. If you are a holder of South State common stock, the South State board of directors also unanimously recommends that you vote “FOR” the South State amendment proposal.

Q:
If my shares of common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:
South State shareholders:    No. Under stock exchange rules, banks, brokers and other nominees who hold shares of South State common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker or other nominee that are represented at the South State special meeting, but with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal. If your bank, broker or other nominee holds your shares of South State common stock in “street name,” your bank, broker or other nominee will vote your shares of South State common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus. We believe that the South State merger proposal, the South State amendment proposal and the South State adjournment proposal are “non-routine” proposals and your bank, broker or other nominee can vote your shares of South State common stock only with your specific voting instructions.

  Park Sterling shareholders:    No. Under stock exchange rules, banks, brokers and other nominees who hold shares of Park Sterling common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker or other nominee that are represented at the Park Sterling special meeting, but with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal. If your bank, broker or other nominee holds your shares of Park Sterling common stock in “street name,” your bank, broker or other nominee will vote your shares of Park Sterling common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus. We believe that the Park Sterling merger proposal, the Park Sterling adjournment proposal and the compensation proposal are “non-routine” proposals and your bank, broker or other nominee can vote your shares of Park Sterling common stock only with your specific voting instructions.

Q:
Can I attend the special meeting and vote my shares in person?

A:
Yes. All shareholders of each of South State and Park Sterling, including shareholders of record and shareholders who hold their shares through banks, brokers or other nominees, are invited to attend their respective special meetings. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a bank, broker or other nominee, to be able to vote in person at the special meetings. If you plan to attend your special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. South State and Park Sterling reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:
Can I change my vote?

A:
South State shareholders:    Yes. If you are a holder of record of South State common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to William C. Bochette III, South State’s corporate secretary, or (3) attending the South State special meeting in person, notifying the corporate secretary and voting by ballot at the South State special meeting. Attendance at the South State special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by South State after the vote will not affect the vote. The mailing address of Mr. Bochette, South State’s corporate secretary is: William C. Bochette III, Corporate Secretary, South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201. If you hold your shares in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee to revoke your proxy or change your vote.

  Park Sterling shareholders:    Yes. If you are a holder of record of Park Sterling common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Ralph W. Brewer, Park Sterling’s corporate secretary, or (3) attending the Park Sterling special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the Park Sterling special meeting by itself will not automatically revoke your proxy or change your vote. A revocation or later-dated proxy received by Park Sterling after the vote will not affect the vote. The mailing address of Park Sterling’s corporate secretary is: Park Sterling Corporation 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, Attention: Ralph W. Brewer, Secretary. If you hold your shares in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee to revoke your proxy or change your vote.

Q:
Will South State be required to submit the proposal to approve the merger agreement to its shareholders even if the South State board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the South State special meeting, South State is required to submit the proposal to approve the merger agreement to its shareholders even if the South State board of directors has withdrawn, modified or qualified its recommendation.

Q:
Will Park Sterling be required to submit the proposal to approve the merger agreement to its shareholders even if the Park Sterling board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the Park Sterling special meeting, Park Sterling is required to submit the proposal to approve the merger agreement to its shareholders even if the Park Sterling board of directors has withdrawn, modified or qualified its recommendation.

Q:
What are the U.S. federal income tax consequences of the merger to Park Sterling shareholders?

A:
The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and it is a condition to the respective obligations of South State and Park Sterling to complete the merger that each of South State and Park Sterling receives a legal opinion to that effect. Accordingly, holders of Park Sterling common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Park Sterling common stock for shares of South State common stock in the merger, except with respect to any cash received instead of fractional shares of South State common stock.

  For further information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

  The U.S. federal income tax consequences described above may not apply to all holders of Park Sterling common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:
Are Park Sterling shareholders entitled to appraisal or dissenters’ rights?

A:
No. Under the North Carolina Business Corporation Act, holders of Park Sterling common stock are not entitled to exercise appraisal or dissenters’ rights with respect to the proposed merger or the other transactions contemplated by the merger agreement.

Q:
If I am a Park Sterling shareholder, should I send in my Park Sterling stock certificates now?

A:
No. Please do not send in your Park Sterling stock certificates with your proxy. After the completion of the merger, an exchange agent agreed upon by South State and Park Sterling will send you instructions for exchanging Park Sterling stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates.”

Q:
What should I do if I hold my shares of Park Sterling common stock in book-entry form?

A:
You are not required to take any special additional actions if your shares of Park Sterling common stock are held in book-entry form. After the completion of the merger, the exchange agent will send you instructions for converting your book-entry shares into the merger consideration, including shares of South State common stock in book-entry form and any cash to be paid instead of fractional shares in the merger.

Q:
What should I do if I receive more than one set of voting materials?

A:
South State and Park Sterling shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of South State and/or Park Sterling common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of South State common stock or Park Sterling common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both South State common stock and Park Sterling common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of South State common stock and/or Park Sterling common stock that you own.

Q:
Whom may I contact if I cannot locate my Park Sterling stock certificate(s)?

A:
If you are unable to locate your original Park Sterling stock certificate(s), you should contact Ralph W. Brewer, Secretary, at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, (704) 716-2134.

Q:
When do you expect to complete the merger?

A:
South State and Park Sterling expect to complete the merger in the fourth quarter of 2017. However, neither South State nor Park Sterling can assure you of when or if the merger will be completed. South State and Park Sterling must first obtain the approval of South State shareholders and Park Sterling shareholders for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, Park Sterling common shareholders will not receive any consideration for their shares of Park Sterling common stock in connection with the merger. Instead, Park Sterling will remain an independent, public company and Park Sterling common stock will continue to be traded on the NASDAQ. In addition, if the merger agreement is terminated in certain circumstances, South State or Park Sterling may be required to pay a termination fee. See “The Merger Agreement—Termination Fee” for a complete discussion of the circumstances under which a termination fee will be required to be paid.

Q:
Where can I find the voting results of the special meetings?

A:
The preliminary voting results will be announced at each of the special meetings. In addition, within four business days following certification of the final voting results, South State and Park Sterling will each disclose the final voting results of their respective special meetings on a Current Report on Form 8-K filed with the SEC.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement?

A:
Yes. You should read and carefully consider the risk factors set forth in the “Risk Factors” section beginning on page [      ] of this joint proxy statement/prospectus. You also should read and carefully consider the risk factors of South State and Park Sterling contained in the documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Q:
Whom should I call with questions?

A:
South State shareholders:    If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of South State common stock, you should contact James C. Mabry IV, Executive Vice President, Investor Relations and Mergers & Acquisitions, at 520 Gervais Street, Columbia, South Carolina 29201, (800) 277-2175.

  Park Sterling shareholders:    If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Park Sterling common stock, you should contact Ralph W. Brewer, Secretary, at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, (704) 716-2134.

SUMMARY

        This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the merger. See “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Merger and the Merger Agreement (Page [      ])

        The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

        Pursuant to the merger agreement, Park Sterling will merge with and into South State, with South State continuing as the surviving corporation. Immediately thereafter, Park Sterling Bank, Park Sterling’s wholly owned banking subsidiary, will merge with and into South State’s wholly owned banking subsidiary, South State Bank, with South State Bank continuing as the surviving bank.

The Merger Consideration (Page [      ])

        If the merger is completed, Park Sterling common shareholders will receive 0.14 shares of South State common stock for each share of Park Sterling common stock they hold immediately prior to the merger. South State will not issue any fractional shares of South State common stock in the merger. Park Sterling shareholders who otherwise would be entitled to a fraction of a share of South State common stock will receive an amount in cash (rounded to the nearest whole cent) equal to the product of (x) the fraction of a share of South State common stock to which the holder would otherwise be entitled and (y) the average closing price, rounded to the nearest cent, per share of South State common stock on the NASDAQ for the consecutive ten trading days immediately preceding (but not including) the closing date of the merger.

        For example, if you hold 125 shares of Park Sterling common stock, you will receive 17 shares of South State common stock and a cash payment instead of the 0.5 shares of South State common stock that you otherwise would have received (125 shares × 0.14 = 17.5 shares).

        The market value of the merger consideration will fluctuate with the market price of South State common stock and will not be known at the time Park Sterling shareholders vote on the merger. Any fluctuation in the market price of South State common stock after the date of this joint proxy statement/prospectus will change the value of the shares of South State common stock that Park Sterling shareholders will receive.

Recommendation of South State’s Board of Directors (Page [      ])

        The South State board of directors unanimously recommends that South State shareholders vote “FOR” the South State merger proposal, “FOR” the South State amendment proposal and “FOR” the South State adjournment proposal.

        The South State board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of South State common stock, are advisable and in the best interests of South State and its shareholders and has unanimously approved the merger agreement. For the factors considered by the South State board of directors in reaching its decision to approve the merger agreement, see “The Merger—South State’s Reasons for the Merger; Recommendation of the South State Board of Directors.”

Recommendation of Park Sterling’s Board of Directors (Page [      ])

        The Park Sterling board of directors unanimously recommends that Park Sterling shareholders vote “FOR” the Park Sterling merger proposal, “FOR” the Park Sterling adjournment proposal and “FOR” the compensation proposal.

        The Park Sterling board of directors has determined that the merger agreement and the merger are advisable and in the best interests of Park Sterling and its shareholders and has unanimously approved the merger agreement. For the factors considered by the Park Sterling board of directors in reaching its decision to approve the merger agreement, see “The Merger—Park Sterling’s Reasons for the Merger; Recommendation of the Park Sterling Board of Directors.”

Opinion of South State’s Financial Advisor (Page [      ] and Annex B)

        In connection with the merger, South State’s financial advisor, Keefe, Bruyette & Woods, Inc. (which we refer to as “KBW”) delivered a written opinion, dated April 26, 2017, to the South State board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to South State of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference in this joint proxy statement/prospectus in its entirety. See “The Merger—Opinion of South State’s Financial Advisor.” The opinion was for the information of, and was directed to, the South State board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of South State to engage in the merger or enter into the merger agreement or constitute a recommendation to the South State board of directors in connection with the merger, and it does not constitute a recommendation to any holder of South State common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Opinion of Park Sterling’s Financial Advisor (Page [      ] and Annex C)

        In connection with the merger, Park Sterling’s financial advisor, Stephens Inc. (which we refer to as “Stephens”) delivered a written opinion, dated April 26, 2017, to the Park Sterling board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to shareholders of Park Sterling of the merger consideration in the proposed merger. The full text of Stephens’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Stephens in preparing the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in this joint proxy statement/prospectus in its entirety. See “The Merger—Opinion of Park Sterling’s Financial Advisor.” The opinion was for the information of, and was directed to, the Park Sterling board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Park Sterling to engage in the merger or enter into the merger agreement or constitute a recommendation to the Park Sterling board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Park Sterling common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Treatment of Park Sterling Equity Awards (Page [      ])

        Options.    At the effective time, each outstanding option to acquire shares of Park Sterling common stock, whether or not vested, that is not exercised prior to the effective time will be cancelled by virtue of the merger and converted into a right to receive a cash payment (without interest and less applicable withholding taxes) equal to the product of (i) the number of shares of Park Sterling common stock subject to such Park Sterling stock option multiplied by (ii) the excess, if any, of (A) the product of the exchange ratio and the South State share value over (B) the per-share exercise price of such Park Sterling stock option. In the event that the product obtained by the prior sentence is zero or a negative number, then the Park Sterling stock option will be cancelled for no consideration.

        Restricted Stock Awards.    At the effective time, each restricted stock award in respect of Park Sterling common stock will vest in full and the restrictions thereon will lapse, and will be converted into a right to receive the merger consideration with respect to each share subject to the award.

Information about the South State Special Meeting (Page [      ])

        The South State special meeting to consider and vote upon the approval of the merger agreement will be held on [                    ], at [                    ] local time, at [                    ]. At the South State special meeting, South State shareholders will be asked to:

  •
  approve the South State merger proposal;

  •
  approve the South State amendment proposal; and

  •
  approve the South State adjournment proposal.

        Only holders of record at the close of business on [                        ], 2017 will be entitled to vote at the South State special meeting. Each share of South State common stock is entitled to one vote on each proposal to be considered at the South State special meeting. As of the record date, there were [            ] shares of South State common stock entitled to vote at the South State special meeting. As of the record date, Park Sterling and its subsidiaries held [            ] shares of South State common stock (other than shares held as fiduciary, custodian or agent).

        As of the record date, the directors and executive officers of South State and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of South State common stock representing approximately [        ]% of the shares of South State common stock outstanding on that date.

        To approve the South State merger proposal, two-thirds of the shares of South State common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. Therefore, if you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the South State merger proposal, it will have the same effect as a vote against the South State merger proposal.

        To approve the South State amendment proposal, two-thirds of the shares of South State common stock outstanding and entitled to vote thereon must be voted in favor of such proposal. Therefore, if you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the South State amendment proposal, it will have the same effect as a vote against the South State amendment proposal.

        Approval of the South State adjournment proposal requires the votes cast by shareholders of South State in favor of the proposal to exceed the votes cast by shareholders of South State against the proposal at the South State special meeting. Therefore, if you mark “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the South State adjournment proposal, it will have no effect on the South State adjournment proposal.

        Neither approval of the South State amendment proposal nor approval of the South State adjournment proposal is a condition to the completion of the merger, and approval of the South State merger proposal is not a condition to the effectiveness of the South State articles amendment.

Information about the Park Sterling Special Meeting (Page [      ])

        The Park Sterling special meeting to consider and vote upon the approval of the merger agreement will be held on [                    ], at [                    ] Eastern Time, at [                    ]. At the Park Sterling special meeting, Park Sterling shareholders will be asked to:

  •
  approve the Park Sterling merger proposal;

  •
  approve the Park Sterling adjournment proposal; and

  •
  approve the compensation proposal.

        Only holders of record at the close of business on [                        ], 2017 will be entitled to vote at the Park Sterling special meeting. Each share of Park Sterling common stock is entitled to one vote on each proposal to be considered at the Park Sterling special meeting. As of the record date, there were [            ] shares of Park Sterling common stock entitled to vote at the Park Sterling special meeting. As of the record date, South State and its subsidiaries held [            ] shares of Park Sterling common stock (other than shares held as fiduciary, custodian or agent).

        As of the record date, the directors and executive officers of Park Sterling and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of Park Sterling common stock representing approximately [            ]% of the shares of Park Sterling common stock outstanding on that date.

        To approve the Park Sterling merger proposal, at least a majority of the shares of Park Sterling common stock outstanding and entitled to vote on the merger agreement must be voted in favor of the proposal. Therefore, if you mark “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to either submit a proxy or vote in person at the Park Sterling special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Park Sterling merger proposal, it will have the same effect as a vote “AGAINST” the Park Sterling merger proposal.

        To approve the Park Sterling adjournment proposal or the compensation proposal, the votes cast by Park Sterling shareholders in favor of each such proposal must exceed the votes cast by Park Sterling shareholders against such proposal at the Park Sterling special meeting. Therefore, if you indicate “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to either submit a proxy or vote in person at the Park Sterling special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the compensation proposal or the Park Sterling adjournment proposal, it will have no effect on such proposals.

Parties to the Merger (Page [      ])

South State Corporation

        South State Corporation is a South Carolina corporation that is a bank holding company (which we refer to as a “BHC”) registered with the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHC Act”). South State provides a wide range of banking services and products to its customers through its wholly owned bank subsidiary, South State Bank, a South Carolina banking corporation (which we refer to as “South State Bank”). South State does not engage in any significant operations other than the ownership of its banking subsidiary.

        South State Bank provides a full range of retail and commercial banking services, mortgage lending services, trust and investment services and consumer finance loans through financial centers in South Carolina, North Carolina, northeast Georgia and coastal Georgia. South State coordinates the financial resources of the consolidated enterprise and thereby maintains financial, operational and administrative systems that allow centralized evaluation of subsidiary operations and coordination of selected policies and activities. South State’s operating revenues and net income are derived primarily from cash dividends received from South State Bank.

        The principal executive offices of South State are located at 520 Gervais Street, Columbia, South Carolina 29201, and its telephone number is (800) 277-2175. South State’s website can be accessed at http://www.southstatebank.com. Information contained in South State’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. South State common stock is quoted on the NASDAQ under the symbol “SSB.”

        Additional information about South State and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Park Sterling Corporation

        Park Sterling is a North Carolina corporation that is a BHC registered with the Federal Reserve Board under the BHC Act. Park Sterling was formed in 2010 to serve as the holding company for Park Sterling Bank. Park Sterling Bank was incorporated in September 2006 as a North Carolina-chartered commercial non-member bank. Park Sterling provides a full array of retail and commercial banking services, including wealth management and capital market activities, through its offices located in North Carolina, South Carolina, Georgia and Virginia. Park Sterling’s objective since inception has been to provide the strength and product diversity of a larger bank and the service and relationship attention that characterizes a community bank.

        The principal executive offices of Park Sterling are located at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, and its telephone number is (704) 716-2134. Park Sterling’s website can be accessed at http://www.parksterlingbank.com. Information contained in Park Sterling’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Park Sterling common stock is quoted on the NASDAQ under the symbol “PSTB.”

        Additional information about Park Sterling and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Interests of Park Sterling’s Directors and Executive Officers in the Merger (Page [      ])

        In considering the recommendation of the Park Sterling board of directors that you vote to approve the merger agreement, you should be aware that some of Park Sterling’s executive officers and directors have financial interests in the merger that are different from, or in addition to, those of Park Sterling shareholders generally. These interests may create potential conflicts of interest. The Park Sterling board of directors was aware of these interests and considered the interests, among other matters, when making its decision to approve the merger agreement and its recommendation that Park Sterling’s shareholders vote in favor of the Park Sterling merger proposal.

        These interests include:

  •
  the accelerated vesting of outstanding Park Sterling restricted stock awards;

  •
  the cash payment for all outstanding Park Sterling options, whether vested or unvested;

  •
  the eligibility of each of the executive officers of Park Sterling for severance benefits in the event of a qualifying termination of employment;

  •
  benefits under a Consulting and Noncompetition Agreement between South State Bank and James C. Cherry, an Employment and Noncompetition Agreement between South State Bank and each of Donald K. Truslow and Bryan F. Kennedy, III, an Employment Agreement between Park Sterling and Nancy J. Foster and a Letter Agreement among Mark Ladnier, South State Bank and Park Sterling Bank;

  •
  the payment of certain incentive bonus compensation; and

  •
  the service on the South State board of directors of Mr. Cherry and one current non-employee member of the board of directors of Park Sterling.

        For a more complete description of these interests, see “The Merger—Interests of Park Sterling’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Treatment of Park Sterling Equity Awards.”

Dissenters’ Rights (Page [      ])

        Under the North Carolina Business Corporation Act (which we refer to as the “NCBCA”), holders of Park Sterling common stock are not entitled to exercise appraisal or dissenters’ rights with respect to the proposed merger or the other transactions contemplated by the merger agreement.

Regulatory Approvals Required for the Merger (Page [      ])

        Subject to the terms of the merger agreement, both South State and Park Sterling have agreed to use their reasonable best efforts to obtain all regulatory approvals required or advisable to complete the transactions contemplated by the merger agreement, including the merger and the bank merger. These approvals include, among others, approval from the Federal Reserve Board, the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”), the South Carolina State Board of Financial Institutions and the North Carolina Commissioner of Banks. South State and Park Sterling have filed certain applications and notifications to obtain the required regulatory approvals and will file such additional applications and notifications as may be requested.

        Although South State and Park Sterling currently believe that we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to South State after the completion of the merger or will contain a materially burdensome regulatory condition. The regulatory approvals to which completion of the merger is subject are described in more detail in “The Merger—Regulatory Approvals Required for the Merger.”

Governance Matters (Page [      ])

Board of Directors

        Immediately following the effective time of the merger, South State will appoint James C. Cherry and one current non-employee member of the board of directors of Park Sterling to the South State board of directors. In addition, Mr. Cherry will be appointed to the Executive Committee of the South State board of directors. Following the closing, Mr. Robert R. Horger will continue to serve as Chairman of the board of directors of South State.

Officers

        The officers of South State in office immediately prior to the effective time, together with such additional persons as may thereafter be elected or appointed, shall serve as the officers of the surviving corporation from and after the effective time of the merger in accordance with the bylaws of South State.

No Solicitation (Page [      ])

        As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to certain exceptions summarized below, Park Sterling has agreed not to initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to an alternative acquisition proposal. Notwithstanding these restrictions, in certain circumstances, the merger agreement provides that Park Sterling may participate in discussions or negotiations regarding an acquisition proposal or furnish nonpublic information regarding Park Sterling in response to an unsolicited bona fide written acquisition proposal if the Park Sterling board of directors concludes in good faith (in accordance with the merger agreement and after consultation with Park Sterling’s outside legal counsel and financial advisors) that the failure to take such actions would be reasonably likely to violate the directors’ fiduciary duties under applicable law. For a more complete summary of Park Sterling’s non-solicitation obligations, see “The Merger Agreement—Agreement Not to Solicit Other Offers.”

        In connection with its agreement not to solicit other proposals, none of Park Sterling, the Park Sterling board of directors or any of its committees will (1) withhold, withdraw or modify in any manner adverse to South State (or propose publicly to do so) its recommendation of the transactions contemplated under the merger agreement, (2) approve or recommend to its shareholders (or resolve to or publicly propose or announce its intention to do so) any alternative acquisition proposal or (3) within 10 business days after an alternative acquisition proposal is made public or any request by South State (which request may be made once per acquisition proposal (and any material change thereto)), fail to publicly, finally and without qualification recommend against any alternative acquisition proposal or reaffirm its recommendation for Park Sterling shareholders to approve the merger agreement (each of which we refer to as a “change in company recommendation”).

Conditions to Completion of the Merger (Page [      ])

        Currently, South State and Park Sterling expect to complete the merger in the fourth quarter of 2017. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval of the merger agreement by the shareholders of each of South State and Park Sterling, effectiveness of the registration statement containing this proxy statement/prospectus, approval of the listing on the NASDAQ of the South State common stock to be issued in the merger, the absence of any law or order prohibiting the merger, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective obligations under the merger agreement in all material respects, receipt of certain required regulatory approvals and receipt of legal opinions by each company regarding the U.S. federal income tax treatment of the merger.

        Neither South State nor Park Sterling can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to Completion of the Merger.”

Termination of the Merger Agreement (Page [      ])

        The merger agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

  •
  the merger has not been completed by April 26, 2018 (which we refer to as the “end date”), if the failure to complete the merger by the end date is not caused by the terminating party’s breach of the merger agreement;

  •
  any required regulatory approval has been denied by the relevant regulatory authority and this denial has become final and non-appealable, or a regulatory authority has issued a final, non-appealable injunction or order permanently enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated by the merger agreement; or

  •
  there is a breach by the other party that would cause the failure of certain of the closing conditions described above to be satisfied, and the breach, if continuing on the closing date, is not cured prior to the earlier of the end date and 30 business days following written notice of the breach.

        In addition, South State may terminate the merger agreement in the following circumstances:

  •
  the Park Sterling board of directors (1) fails to recommend to the Park Sterling shareholders that they approve the merger agreement or (2) effects a change in company recommendation with respect to the merger agreement or the transactions contemplated thereby;

  •
  the Park Sterling board of directors fails to comply in any material respect with its non-solicitation obligations described in “The Merger Agreement—Agreement Not to Solicit Other Offers” or its obligations with respect to calling the Park Sterling special meeting described in “The Merger Agreement—Park Sterling Shareholder Meeting and Recommendation of the Park Sterling Board of Directors”; or

  •
  the Park Sterling shareholders do not approve the merger agreement and the transactions contemplated thereby at the Park Sterling special meeting, or any adjournment thereof.

        In addition, Park Sterling may terminate the merger agreement in the following circumstances:

  •
  the South State board of directors (1) fails to recommend to the South State shareholders that they approve the merger agreement or (2) effects a change in South State recommendation (as defined in “The Merger Agreement—Agreement Not to Solicit Other Offers”) with respect to the merger agreement or the transactions contemplated thereby;

  •
  the South State board of directors fails to comply in any material respect with its obligations described in the section titled “The Merger Agreement—Change in South State Recommendation” with respect to calling the South State special meeting described in “The Merger Agreement—South State Shareholder Meeting and Recommendation of the South State Board of Directors”;

  •
  (1) if the Park Sterling shareholder meeting has been held, (2) the Park Sterling shareholders do not approve the merger agreement at such meeting, or any adjournment thereof, (3) prior to the Park Sterling shareholder meeting, Park Sterling has received a superior proposal that did not result from a breach of Park Sterling’s non-solicitation obligations described in “The Merger Agreement—Agreement Not to Solicit Other Offers,” and (4) the Park Sterling board of directors has determined to enter into a definitive agreement providing for such superior proposal upon termination of the merger agreement, and enters into such agreement concurrently with such termination; provided, that Park Sterling shall pay South State the termination fee described in “The Merger Agreement—Termination Fee” concurrently with and as a condition to the effectiveness of such termination; or

  •
  the South State shareholders do not approve the merger agreement and the transactions contemplated thereby at the South State special meeting, or any adjournment thereof.

Termination Fee (Page [      ])

        If the merger agreement is terminated under certain circumstances, Park Sterling may be required to pay to South State, or South State may be required to pay to Park Sterling, a termination fee of $25 million. The termination fee could discourage other companies from seeking to acquire or merge with Park Sterling.

        For a more complete summary of the circumstances in which Park Sterling may be required to pay to South State, or South State may be required to pay to Park Sterling, a termination fee, see “The Merger Agreement—Termination Fee.”

Voting Agreements (Page [      ])

        Each director and current named executive officer of Park Sterling has entered into a voting agreement with South State, solely in his or her capacity as a shareholder of Park Sterling, pursuant to which he or she has agreed, among other things, to vote in favor of the Park Sterling merger proposal and the other proposals presented at the Park Sterling special meeting and against any alternative acquisition proposal. For more information regarding the voting agreements, see “The Merger Agreement—Voting Agreements.” As of the record date, Park Sterling shareholders who are parties to the voting agreements beneficially owned and were entitled to vote approximately [            ] shares of Park Sterling common stock representing approximately [            ]% of the shares of Park Sterling common stock outstanding on that date.

Accounting Treatment (Page [      ])

        South State prepares its financial statements in accordance with accounting principles generally accepted in the United States (which we refer to as “GAAP”). The merger will be accounted for using the acquisition method of accounting. South State will be treated as the acquirer for accounting purposes.

Material U.S. Federal Income Tax Consequences (Page [      ])

        The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of South State and Park Sterling to complete the merger that each of South State and Park Sterling receives a legal opinion to that effect. Accordingly, holders of Park Sterling common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Park Sterling common stock for shares of South State common stock in the merger, except with respect to any cash received instead of fractional shares of South State common stock.

        For further information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

        The U.S. federal income tax consequences described above may not apply to all holders of Park Sterling common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Amendment to South State’s Articles of Incorporation (Page [      ] and Annex F)

        At the South State special meeting, South State is seeking approval to amend the South State articles to increase the number of authorized shares of its common stock from 40 million shares to

80 million shares. For more information, see “South State Proposals—Proposal No. 2: South State Amendment Proposal.”

The Rights of Park Sterling Shareholders Will Change as a Result of the Merger (Page [      ])

        The rights of Park Sterling shareholders will change as a result of the merger due to differences in South State’s and Park Sterling’s governing documents and states of incorporation. The rights of Park Sterling shareholders are governed by North Carolina law and by Park Sterling’s articles of incorporation and bylaws, each as amended to date. Upon the completion of the merger, Park Sterling shareholders will become shareholders of South State, as the continuing legal entity in the merger, and the rights of Park Sterling shareholders will therefore be governed by South Carolina law and South State’s articles of incorporation and bylaws, each as amended to date. For more detailed information regarding a comparison of your rights as a shareholder of South State and Park Sterling, see “Comparison of Shareholders’ Rights.”

Litigation Related to the Merger (Page [            ])

        On August 14, 2017, a putative class action complaint, captioned Roskopf v. Park Sterling Corp., C.A. No. 3:17-cv-00483 (the “Roskopf Action”), was filed in the U.S. District Court for the Western District of North Carolina in connection with the merger. On August 15, 2017, a similar class action lawsuit was filed in the same court, captioned Parshall v. Park Sterling Corp., C.A. No. 3:17-cv-00490 (the “Parshall Action”) (together, the two actions are referred to as the “Actions”). Both Actions named as defendants Park Sterling and the Park Sterling board of directors, and the Parshall Action also named South State as a defendant.

        The complaints in the Actions allege that Park Sterling, the Park Sterling board of directors and, in the Parshall Action, South State omitted and/or provided misleading information in the registration statement on Form S-4 filed with the SEC in connection with the merger in violation of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”) and related SEC regulations.

        The Actions collectively seek, among other things, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs’ attorneys’ and experts’ fees.

        The outcome of these lawsuits is uncertain. Park Sterling, the Park Sterling board of directors and, with respect to the Parshall Action, South State, believe that the claims asserted are without merit.

Risk Factors (Page [      ])

        You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under the “Risk Factors” section beginning on page [      ] of this joint proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SOUTH STATE

        The following table summarizes selected historical consolidated financial data of South State for the periods and as of the dates indicated. This information has been derived from South State’s consolidated financial statements filed with the SEC. Historical financial data as of and for the six months ended June 30, 2017 and June 30, 2016 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of South State. You should not assume the results of operations for past periods and for the six months ended June 30, 2017 and June 30, 2016 indicate results for any future period.

        You should read this information in conjunction with South State’s consolidated financial statements and related notes thereto included in South State’s Annual Report on Form 10-K for the year ended December 31, 2016, and in South State’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	As of or for the Six Months Ended June 30,
			As of or for the Year Ended December 31,

	2017	2016	2016	2015	2014	2013	2012

(Dollars in thousands, except per share data)
Summary of Operations
Interest income	$203,765	$167,194	$333,163	$338,101	$342,022	$286,348	$187,488
Interest expense	7,372	4,194	8,317	10,328	15,662	12,987	11,094

Net interest income	196,393	163,000	324,846	327,773	326,360	273,361	176,394
Provision for loan losses	6,020	5,286	6,819	5,864	6,590	1,886	13,619
Noninterest income	74,009	62,160	130,330	115,555	94,696	53,720	41,283
Noninterest expenses	191,262	145,883	294,315	287,089	303,038	250,621	158,898

Net income before provision for income taxes	73,120	73,991	154,042	150,375	111,428	74,574	45,160
Provision for income taxes	23,033	24,981	52,760	50,902	35,991	25,355	15,128

Net income	$50,087	$49,010	$101,282	$99,473	$75,437	$49,219	$30,032

Preferred stock dividends	—	—	—	—	1,073	1,354	—

Net income available to common shareholders	$50,087	$49,010	$101,282	$99,473	$74,364	$47,865	$30,032

Per Common Share Information:
Earnings per share—Basic	$1.73	$2.04	$4.22	$4.15	$3.11	$2.41	$2.04
Earnings per share—Diluted	$1.71	$2.02	$4.18	$4.11	$3.08	$2.38	$2.03
Cash dividends declared	$0.66	$0.58	$1.21	$0.98	$0.82	$0.74	$0.69
Weighted-Average Number of Common Shares (in thousands):
Basic	28,985	23,977	23,998	23,966	23,897	19,866	14,698
Diluted	29,252	24,205	24,219	24,224	24,154	20,077	14,796
Balance Sheet Data Period End
Assets	$11,154,441	$8,723,993	$8,900,592	$8,557,348	$7,826,227	$7,931,498	$5,136,446
Acquired credit impaired loans, net of acquired allowance for loan losses	602,481	658,835	602,546	733,870	919,402	1,220,638	969,395
Acquired noncredit impaired loans	1,585,981	941,886	836,699	1,049,538	1,327,999	1,600,935	73,215
Non-acquired loans	5,992,393	4,816,875	5,241,041	4,220,726	3,467,826	2,865,216	2,571,003
Loans, net of unearned income(1)	8,180,855	6,417,596	6,680,286	6,004,134	5,715,227	5,686,789	3,613,613
Investment securities	1,358,894	1,007,060	1,014,981	1,027,748	826,943	812,603	560,091
FDIC indemnification asset from loss share agreements	—	—	—	4,401	22,161	86,447	146,171
Goodwill and other intangible assets	648,783	381,969	378,188	385,765	366,927	377,596	128,491
Deposits	9,031,654	7,163,926	7,334,423	7,100,428	6,461,045	6,554,144	4,298,443
Nondeposit borrowings	432,165	396,318	369,131	343,389	322,751	313,461	296,518
Shareholders’ equity	1,605,485	1,104,343	1,134,588	1,059,384	984,920	981,469	507,549
Number of common shares outstanding	29,259,264	24,195,226	24,230,392	24,162,657	24,150,702	24,104,124	16,937,464
Book value per common share	$54.87	$45.64	$46.82	$43.84	$40.78	$40.72	$29.97
Tangible book value per common share(3)	$32.70	$29.86	$31.22	$27.88	$25.59	$22.36	$22.54

	As of or for the Six Months Ended June 30,
			As of or for the Year Ended December 31,

	2017	2016	2016	2015	2014	2013	2012

Balance Sheet Data Averages
Assets	$10,974,541	$8,624,347	$8,718,671	$8,202,681	$7,938,437	$6,354,973	$4,276,263
Investment securities	1,429,932	998,077	980,916	862,686	813,733	610,252	451,563
Acquired loans, net of acquired allowance for loan losses	2,323,616	1,690,437	1,604,741	1,998,104	2,500,882	1,813,425	481,754
Non-acquired loans	5,590,436	4,477,109	4,741,294	3,785,243	3,151,482	2,677,450	2,484,751
Non-acquired allowance for loan losses	(38,423)	(35,284)	36,351	(34,602)	(35,034)	(40,192)	(47,762)
Deposits	8,863,935	5,091,352	5,082,850	4,933,236	4,938,845	4,037,194	2,758,670
Nondeposit borrowings	452,756	377,374	376,154	347,245	264,143	350,501	275,722
Shareholders’ equity	$1,580,195	$1,083,403	$1,104,091	$1,028,623	$968,163	$712,890	$419,849
Annualized Performance Ratios
Return on average assets	0.92%	1.14%	1.16%	1.21%	0.95%	0.77%	0.70%
Return on average equity	6.39%	9.10%	9.17%	9.67%	7.79%	6.90%	7.15%
Return on average tangible equity(3)	11.56%	14.81%	14.72%	15.97%	13.77%	11.54%	9.27%
Net interest margin (taxable equivalent)	4.16%	4.32%	4.22%	4.58%	4.80%	4.99%	4.83%
Efficiency ratio	62.80%	64.30%	64.16%	64.19%	71.41%	75.85%	72.20%
Dividend payout ratio	38.53%	28.63%	28.91%	23.84%	26.61%	31.91%	34.11%
Asset Quality Ratios
Allowance for loan losses to period end non-acquired loans(2)	0.67%	0.77%	0.71%	0.81%	1.00%	1.20%	1.73%
Allowance for loan losses to period end nonperforming loans(2)	297.42%	201.06%	250.66%	181.84%	121.12%	81.20%	71.53%
Net charge-offs to average non-acquired loans(2)	0.05%	0.07%	0.06%	0.09%	0.16%	0.41%	0.73%
Net charge-offs to average acquired noncredit impaired loans(2)	0.09%	0.08%	0.07%	0.20%	0.06%	—	—
Excluding Acquired Loans:
Nonperforming assets to period end loans and repossessed assets	0.30%	0.52%	0.36%	0.65%	1.05%	1.94%	3.13%
Nonperforming assets to period end total loans	0.16%	0.29%	0.21%	0.32%	0.47%	0.70%	1.58%
Including Acquired Assets:
Nonperforming assets to period end loans and repossessed assets	0.42%	0.71%	0.58%	0.89%	1.38%	1.88%	3.46%
Nonperforming assets to period end total loans	0.31%	0.53%	0.43%	0.63%	1.02%	1.36%	2.50%
Capital Ratios
Equity to assets	14.39%	12.66%	12.75%	12.38%	12.58%	11.55%	9.88%
Tangible equity to tangible assets	11.56%	8.66%	8.88%	8.24%	8.28%	7.13%	7.62%

(1)
Excludes loans held for sale.

(2)
Excludes acquired assets.

(3)
A reconciliation of non-GAAP measures to GAAP is presented on page 62 of South State’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 and on page 38 of South State’s Annual Report on Form 10-K for the year ended December 31, 2016, as applicable.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PARK STERLING

        The following table summarizes selected historical consolidated financial data of Park Sterling for the periods and as of the dates indicated. This information has been derived from Park Sterling’s consolidated financial statements filed with the SEC. Historical financial data as of and for the six months ended June 30, 2017 and June 30, 2016 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of Park Sterling. You should not assume the results of operations for past periods and for the six months ended June 30, 2017 and June 30, 2016 indicate results for any future period.

        You should read this information in conjunction with Park Sterling’s consolidated financial statements and related notes thereto included in Park Sterling’s Annual Report on Form 10-K for the year ended December 31, 2016, and in Park Sterling’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	As of or for the Six Months Ended June 30,
			As of or for the Year Ended December 31,

	2017	2016	2016	2015	2014	2013	2012

(Dollars in thousands, except per share data)
Summary of Operations
Interest income	$63,789	$59,860	$119,516	$89,312	$85,297	$78,805	$57,946
Interest expense	8,121	7,214	14,475	7,931	7,655	6,382	6,570

Net interest income	55,668	52,646	105,041	81,381	77,642	72,423	51,376
Provision for loan losses	678	1,438	2,630	723	(1,286)	746	2,023
Noninterest income	10,886	10,102	21,394	18,243	13,953	15,086	11,372
Noninterest expenses	42,091	48,099	94,236	74,153	73,934	64,099	54,076

Net income before provision for income taxes	23,785	13,211	29,569	24,748	18,947	22,664	6,649
Provision for income taxes	7,769	4,919	9,621	8,142	6,058	7,359	2,306

Net income	$16,016	$8,292	$19,948	$16,606	$12,889	$15,305	$4,343

Preferred stock dividends	—	—	—	—	—	353	51

Net income available to common shareholders	$16,016	$8,292	$19,948	$16,606	$12,889	$14,952	$4,292

Per Common Share Information:
Earnings per share—Basic	$0.30	$0.16	$0.38	$0.38	$0.29	$0.34	$0.12
Earnings per share—Diluted	$0.30	$0.16	$0.38	$0.37	$0.29	$0.34	$0.12
Cash dividends declared	$0.08	$0.06	$0.14	$0.12	$0.08	$0.04	N/A
Weighted-Average Number of Common Shares (in thousands):
Basic	52,762	52,341	52,451	43,939	43,924	43,965	35,101
Diluted	53,459	52,651	52,851	44,305	44,247	44,053	35,108
Balance Sheet Data Period End
Assets	$3,340,999	$3,174,075	$3,255,395	$2,514,264	$2,359,230	$1,960,827	$2,032,794
Acquired credit impaired loans, net of acquired allowance for loan losses	75,074	98,670	85,456	94,917	133,241	163,787	234,282
Acquired noncredit impaired loans	425,758	661,932	538,845	283,738	364,790	404,440	614,574
Non-acquired loans	2,001,288	1,566,295	1,787,885	1,363,160	1,082,662	727,581	507,851
Loans, net of unearned income(1)	2,502,120	2,326,897	2,412,186	1,741,815	1,580,693	1,295,808	1,356,707
Investment securities	511,471	509,676	511,754	502,758	502,956	407,368	252,993
FDIC indemnification asset from loss share agreements	—	1,165	—	943	3,964	10,025	18,697
Goodwill and other intangible assets	73,847	75,551	74,755	38,768	40,157	35,049	36,078
Deposits	2,537,182	2,473,423	2,513,752	1,952,662	1,851,354	1,599,885	1,632,004
Nondeposit borrowings	408,590	297,890	348,237	239,262	203,583	78,048	101,716
Shareholders’ equity	369,264	354,450	355,844	284,704	275,105	262,120	275,702
Number of common shares outstanding	53,279,996	53,332,369	53,116,519	44,854,509	44,859,798	44,730,669	44,575,853
Book value per common share	$6.98	$6.53	$6.75	$6.49	$6.26	$5.96	$5.81

	As of or for the Six Months Ended June 30,
			As of or for the Year Ended December 31,

	2017	2016	2016	2015	2014	2013	2012

Balance Sheet Data Averages
Assets	$3,287,787	$3,147,168	$3,171,141	$2,436,415	$2,199,327	$1,962,514	$1,349,190
Investment securities	520,106	514,034	523,843	509,560	459,063	322,970	241,191
Loans	2,451,502	2,286,696	2,332,205	1,658,657	1,445,691	1,328,210	896,769
Allowance for loan losses	(12,571)	(9,912)	(10,655)	(8,700)	(9,535)	(10,797)	(9,788)
Deposits	2,508,205	2,466,835	2,483,426	1,898,729	1,783,087	1,580,333	1,047,013
Nondeposit borrowings	383,335	275,748	289,606	222,290	121,697	82,291	73,527
Shareholders’ equity	$362,827	$350,531	$354,678	$281,509	$269,504	$275,742	$215,267
Annualized Performance Ratios
Return on average assets	0.98%	0.53%	0.63%	0.68%	0.59%	0.76%	0.32%
Return on average equity	8.88%	4.76%	5.62%	5.90%	4.78%	5.42%	1.99%
Net interest margin (taxable equivalent)	3.72%	3.73%	3.66%	3.70%	3.96%	4.20%	4.29%
Efficiency ratio	63.30%	76.54%	74.48%	74.47%	80.88%	73.33%	88.26%
Dividend payout ratio	26.54%	38.47%	37.38%	32.46%	27.80%	11.96%	0.00%
Asset Quality Ratios
Allowance for loan losses to period end non-acquired loans(2)	0.63%	0.69%	0.68%	0.66%	0.76%	1.21%	2.09%
Allowance for loan losses to period end nonperforming loans(2)	106.18%	139.99%	93.69%	109.85%	92.79%	71.80%	59.44%
Net charge-offs (recoveries) to average total loans	0.02%	–0.06%	–0.02%	0.00%	–0.07%	0.23%	0.18%
Nonperforming assets to period end loans and repossessed assets	0.60%	0.47%	0.64%	0.78%	1.31%	2.04%	3.10%
Nonperforming assets to period end total loans	0.61%	0.47%	0.64%	0.79%	1.32%	2.07%	3.16%
Capital Ratios
Equity to assets	11.05%	11.17%	10.93%	11.32%	11.66%	13.37%	13.56%
Tangible equity to tangible assets	9.04%	9.00%	8.84%	9.93%	10.13%	11.79%	10.97%

(1)
Excludes loans held for sale.

(2)
A reconciliation of non-GAAP measures to GAAP is presented on page 45 of Park Sterling’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 and on page 34 of Park Sterling’s Annual Report on Form 10-K for the year ended December 31, 2016, as applicable.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
(Unaudited)

        Presented below for South State and Park Sterling is historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the year ended December 31, 2016 and as of and for the six months ended June 30, 2017. The information presented below should be read together with the historical consolidated financial statements of South State and Park Sterling, including the related notes, filed with the SEC and incorporated by reference into this joint proxy statement/prospectus, and with the unaudited pro forma condensed combined financial statements included elsewhere in this joint proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements” and “Where You Can Find More Information.”

        The unaudited pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective on December 31, 2016 or June 30, 2017, in the case of the book value data, and as if the merger and South State’s acquisition of Southeastern Bank Financial Corporation had been effective as of January 1, 2016, in the case of the earnings per share and the cash dividends data. The unaudited pro forma data combines the historical results of Park Sterling into South State’s consolidated statement of income. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on the dates indicated.

        In addition, the unaudited pro forma data includes adjustments, which are preliminary and may be revised. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results.

	Historical
				Per Equivalent Park Sterling Share(1)
	South State	Park Sterling	Pro Forma Combined
Basic Income (Loss) from Continuing Operations
For the year ended December 31, 2016	$4.22	$0.38	$4.19	$0.59
For the six months ended June 30, 2017	$1.73	$0.30	$0.67	$0.09
Diluted Income (Loss) from Continuing Operations
For the year ended December 31, 2016	$4.18	$0.38	$4.16	$0.58
For the six months ended June 30, 2017	$1.71	$0.30	$0.66	$0.09
Cash Dividends
For the year ended December 31, 2016	$1.21	$0.14	$1.21	$0.17
For the six months ended June 30, 2017	$0.66	$0.08	$0.33	$0.05
Book Value per common share
As of December 31, 2016	$46.82	$6.75	$61.59	$8.62
As of June 30, 2017	$54.87	$6.98	$60.58	$8.62
Market Value
As of April 26, 2017(2)	$91.90	$12.52	N/A	$12.87
As of August 17, 2017(3)	$80.65	$11.27	N/A	$11.29

(1)
Reflects Park Sterling common shares at the exchange ratio of 0.14.

(2)
The last trading day before the announcement of the merger agreement.

(3)
A recent practicable date before the date of this joint proxy statement/prospectus.

 COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        South State common stock is listed on the NASDAQ under the symbol “SSB,” and Park Sterling common stock is listed on the NASDAQ under the symbol “PSTB.” The following table sets forth the high and low reported intra-day sales prices per share of South State common stock and Park Sterling common stock, and the cash dividends declared per share for the periods indicated.

	South State Common Stock			Park Sterling Common Stock

	High	Low	Dividend	High	Low	Dividend

2015
First Quarter	$69.46	$58.84	$0.23	$7.38	$6.45	$0.03
Second Quarter	77.09	66.53	0.24	7.48	6.49	0.03
Third Quarter	80.85	71.21	0.25	7.72	6.78	0.03
Fourth Quarter	81.80	69.54	0.26	8.20	6.58	0.03
2016
First Quarter	71.69	59.19	0.28	7.63	5.90	0.03
Second Quarter	74.62	61.83	0.30	7.57	6.41	0.03
Third Quarter	77.02	65.69	0.31	8.59	6.83	0.04
Fourth Quarter	91.85	70.75	0.32	11.04	7.95	0.04
2017
First Quarter	93.40	80.25	0.33	12.37	10.01	0.04
Second Quarter	92.60	80.95	0.33	12.72	11.16	0.04
Third Quarter (through August 17, 2017)	88.00	80.35	0.33	12.11	11.24	0.04

        On April 26, 2017, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of South State common stock as reported on the NASDAQ were $92.60 and $90.45, respectively. On [                    ], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the high and low sales prices of shares of South State common stock as reported on the NASDAQ were $[            ] and $[            ], respectively.

        On April 26, 2017, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Park Sterling common stock as reported on the NASDAQ were $12.65 and $12.24, respectively. On [                        ], 2017, the last practicable trading day before the date of this joint proxy statement/prospectus, the high and low sales prices of shares of Park Sterling common stock as reported on the NASDAQ were $[            ] and $[            ], respectively.

        As of [                        ], 2017, the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information for South State and Park Sterling, respectively, there were approximately [            ] registered holders of South State common stock and approximately [            ] registered holders of Park Sterling common stock.

        Each South State and Park Sterling shareholder is advised to obtain current market quotations for South State common stock and Park Sterling common stock. The market price of South State common stock and Park Sterling common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of South State common stock or Park Sterling common stock before or after the effective date of the merger. Changes in the market price of South State common stock prior to the completion of the merger will affect the market value of the merger consideration that Park Sterling shareholders will receive upon completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the financial condition, results of operations, earnings outlook and prospects of South State, Park Sterling and the combined company following the proposed transaction and statements for the period following the completion of the merger. Words such as “anticipate,” “believe,” “feel,” “expect,” “estimate,” “indicate,” “seek,” “strive,” “plan,” “intend,” “outlook,” “forecast,” “project,” “position,” “target,” “mission,” “contemplate,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to South State, Park Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements.

        These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this joint proxy statement/prospectus and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.

        The forward-looking statements contained or incorporated by reference in this joint proxy statement/prospectus reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between South State and Park Sterling; the outcome of any legal proceedings that may be instituted against South State or Park Sterling; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where South State and Park Sterling do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; South State’s ability to complete the acquisition and integration of Park Sterling successfully; credit risk associated with commercial real estate, commercial business and construction lending; interest risk involving the effect of a change in interest rates on both of South State’s and Park Sterling’s earnings and the market value of their respective portfolio equity; liquidity risk affecting each bank’s ability to meet its obligations when they come due; price risk focusing on changes in market factors that may affect the value of traded instruments; transaction risk arising from problems with service or product delivery; compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices or ethical standards; strategic risk resulting from adverse business decisions or improper implementation of business decisions; reputation risk that adversely affects earnings or capital arising from negative public opinion; cybersecurity risk related to the dependence of South State and Park Sterling on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches, which subjects each company to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events; economic downturn risk resulting from changes in the credit markets, greater-than-expected noninterest expenses, excessive loan losses and other factors and the implementation of federal spending cuts currently scheduled to go into effect; and other factors that may affect future results of South State and Park Sterling. In addition, South State’s and Park Sterling’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described in this section and their respective Annual Reports on Form 10-K for the year ended December 31, 2016 and subsequent Quarterly Reports on Form 10-Q, each of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

        For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, South State and Park Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus. South State and Park Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to South State, Park Sterling or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

        In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements,” you should consider the following risk factors carefully in deciding whether to vote to approve the merger agreement. Additional risks and uncertainties not presently known to South State or Park Sterling, if they materialize, also may adversely affect the merger and South State as the surviving corporation in the merger.

        In addition, South State’s and Park Sterling’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described in this section and their respective Annual Reports on Form 10-K for the year ended December 31, 2016 and subsequent Quarterly Reports on Form 10-Q, each of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Because the market price of South State common stock will fluctuate, Park Sterling shareholders cannot be certain of the market value of the merger consideration they will receive.

        Upon completion of the merger, each share of Park Sterling common stock will be converted into 0.14 shares of South State common stock. The market value of the merger consideration may vary from the closing price of South State common stock on the date the parties announced the merger, on the date that this joint proxy statement/prospectus is mailed to Park Sterling shareholders, on the date of the special meeting of the Park Sterling shareholders and on the date the merger is completed. Any change in the market price of South State common stock prior to the completion of the merger will affect the market value of the merger consideration that Park Sterling shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of South State common stock or shares of Park Sterling common stock.

        Stock price changes may result from a variety of factors that are beyond the control of South State and Park Sterling, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the Park Sterling special meeting, holders of Park Sterling common stock will not know the precise market value of the consideration they will receive at the effective time of the merger. Shareholders should obtain current market quotations for shares of South State common stock and for shares of Park Sterling common stock.

The market price of South State common stock after the merger may be affected by factors different from those affecting the shares of Park Sterling or South State currently.

        Upon completion of the merger, holders of Park Sterling common stock will become holders of South State common stock. South State’s business differs in important respects from that of Park Sterling, and, accordingly, the results of operations of the combined company and the market price of South State common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of South State and Park Sterling.

Approvals required to complete the merger may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

        Before the merger and the bank merger may be completed, South State and Park Sterling must obtain approvals from the Federal Reserve Board, the FDIC, the South Carolina State Board of Financial Institutions and the North Carolina Commissioner of Banks, as well as from the shareholders of South State and Park Sterling. Other approvals, waivers or consents from regulators may also be required. If these approvals are not obtained or waived, to the extent permitted by law or stock exchange rules, the merger may not occur or may be delayed. Additionally, regulators may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. See “The Merger—Regulatory Approvals Required for the Merger.”

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

        South State and Park Sterling have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on South State’s ability to successfully combine the businesses of South State and Park Sterling. To realize these anticipated benefits and cost savings, after the completion of the merger, South State expects to integrate Park Sterling’s business into its own.

        It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect South State’s ability to successfully conduct its business in the markets in which Park Sterling now operates, which could have an adverse effect on South State’s financial results and the value of its common stock. If South State experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected.

        As with any merger of financial institutions, there also may be business disruptions that cause South State and/or Park Sterling to lose customers or cause customers to remove their accounts from South State and/or Park Sterling and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of South State and Park Sterling during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations after the merger may differ materially.

        The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what South State’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which are based upon preliminary estimates, to record the Park Sterling identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Park Sterling as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements.”

The fairness opinions received by each of the South State board of directors and the Park Sterling board of directors from the parties’ respective financial advisors prior to the signing of the merger agreement do not reflect changes in circumstances since the date of the signing of the merger agreement.

        The South State board of directors received a fairness opinion dated April 26, 2017 from KBW and the Park Sterling board of directors received a fairness opinion dated April 26, 2017 from Stephens, and such opinions have not been updated as of the date of this joint proxy statement/prospectus and will not be updated at the time of the completion of the merger. Changes in the operations and prospects of South State or Park Sterling, general market and economic conditions and other factors that may be beyond the control of South State and Park Sterling, may alter the value of South State or Park Sterling or the prices of shares of South State common stock or Park Sterling common stock by the time the merger is completed.

        The fairness opinions do not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed or as of any other date than the date of the opinions. The fairness opinions that the South State board of directors and the Park Sterling board of directors received from the parties’ respective financial advisors are attached as Annex B and Annex C to this joint proxy statement/prospectus.

        For a description of the opinions, see “The Merger—Opinion of South State’s Financial Advisor” and “The Merger—Opinion of Park Sterling’s Financial Advisor.” For a description of the other factors considered by the South State board of directors in determining to approve the merger, see “The Merger—South State’s Reasons for the Merger; Recommendation of the South State Board of Directors.” For a description of the other factors considered by the Park Sterling board of directors in determining to approve the merger, see “The Merger—Park Sterling’s Reasons for the Merger; Recommendation of the Park Sterling Board of Directors.”

Certain of Park Sterling’s directors and executive officers have interests in the merger that may differ from the interests of Park Sterling’s shareholders including, if the merger is completed, the receipt of financial and other benefits.

        Park Sterling shareholders should be aware that some of Park Sterling’s directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Park Sterling shareholders generally. These interests and arrangements may create potential conflicts of interest. The Park Sterling board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Park Sterling’s shareholders vote in favor of approving the merger agreement.

        These interests include:

  •
  at the effective time, each outstanding option to acquire shares of Park Sterling common stock, whether or not vested, that is not exercised prior to the effective time will be cancelled by virtue of the merger and converted into a right to receive the product of (i) the number of shares of Park Sterling common stock subject to such Park Sterling stock option multiplied by (ii) the excess, if any, of (A) the product of the exchange ratio and the South State share value over (B) the per-share exercise price of such Park Sterling stock option;

  •
  at the effective time, each restricted stock award in respect of Park Sterling common stock will vest in full and the restrictions thereon will lapse, and shall be converted into a right to receive the merger consideration with respect to each share subject to the award;

  •
  each of the named executive officers of Park Sterling is party to various agreements with Park Sterling and its affiliates that entitle such officers to certain payments and benefits in the event that such named executive officer experiences a qualifying termination of employment following a change in control of Park Sterling;

  •
  South State Bank has entered into a Consulting and Noncompetition Agreement with Mr. Cherry (the “Consulting Agreement”) and an Employment and Noncompetition Agreement with each of Messrs. Truslow and Kennedy (which we refer to as the “Replacement Agreements”) providing for Mr. Cherry’s consulting relationship and Messrs. Truslow’s and Kennedy’s continued employment with South State Bank following the closing of the merger;

  •
  The Consulting Agreement and the Replacement Agreements provide Messrs. Cherry, Truslow and Kennedy certain payments and benefits in connection with their performance of services for South State Bank, as well as certain severance benefits upon the cessation of such relationship;

  •
  South State has agreed to appoint Mr. Cherry and one current non-employee member of the board of directors of Park Sterling to the South State board of directors;

  •
  the payment of certain incentive bonus compensation;

  •
  Ms. Foster is party to an Employment Agreement with Park Sterling, pursuant to which she may receive severance payments and benefits upon a qualifying termination of employment; and

  •
  South State Bank and Park Sterling Bank have entered into a letter agreement with Mr. Ladnier pursuant to which he may become to entitled to a severance benefit if South State Bank is unable to identify a job position for him with South State Bank following the closing of the merger and Mr. Ladnier continues his employment with Park Sterling through the closing.

        For a more complete description of these interests, see “The Merger—Interests of Park Sterling’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Treatment of Park Sterling Equity Awards.”

        Each director and current named executive officer of Park Sterling has entered into a voting agreement with South State, solely in his or her capacity as a shareholder of Park Sterling, pursuant to which he or she has agreed, among other things, to vote in favor of the Park Sterling merger proposal and the other proposals presented at the Park Sterling special meeting and against any alternative acquisition proposal. For more information regarding the voting agreements, see “The Merger Agreement—Voting Agreements.” As of the record date, Park Sterling shareholders who are parties to the voting agreements beneficially owned and were entitled to vote approximately [            ] shares of Park Sterling common stock representing approximately [        ]% of the shares of Park Sterling common stock outstanding on that date.

Termination of the merger agreement could negatively impact Park Sterling or South State.

        There may be various negative consequences if the merger agreement is terminated. For example, Park Sterling’s or South State’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Park Sterling’s or South State’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Park Sterling may be required to pay to South State, or South State may be required to pay to Park Sterling, a termination fee of $25 million.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of South State or Park Sterling.

        If the merger is not completed for any reason, including as a result of South State or Park Sterling shareholders declining to approve the merger agreement, the ongoing business of South State or Park Sterling may be adversely affected and, without realizing any of the benefits of having completed the merger, South State or Park Sterling would be subject to a number of risks, including the following:

  •
  South State or Park Sterling may experience negative reactions from the financial markets, including negative impacts on its stock price;

  •
  South State or Park Sterling may experience negative reactions from its customers, vendors and employees;

  •
  the merger agreement places certain restrictions on the conduct of South State’s and Park Sterling’s respective businesses prior to completion of the merger. Such restrictions, the waiver of which is subject to the consent of the other party (not to be unreasonably withheld or delayed), may prevent each company from taking certain specified actions during the pendency of the merger (see “The Merger Agreement—Covenants and Agreements—Conduct of Businesses Prior to the Completion of the Merger”); and

  •
  matters relating to the merger (including integration planning) will require substantial commitments of time and resources by South State and Park Sterling management, which would otherwise have been devoted to other opportunities that may have been beneficial to South State and Park Sterling as an independent company.

Park Sterling will be subject to business uncertainties and contractual restrictions while the merger is pending.

        Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Park Sterling. These uncertainties may impair Park Sterling’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Park Sterling to seek to change existing business relationships with Park Sterling. Retention of certain employees by Park Sterling may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Park Sterling or South State. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Park Sterling or South State, Park Sterling’s business or, following the merger, the combined business could be harmed. In addition, subject to certain exceptions, Park Sterling has agreed to operate its business in the ordinary course prior to closing. See “The Merger Agreement—Covenants and Agreements—Conduct of Businesses Prior to the Completion of the Merger” for a description of the restrictive covenants applicable to Park Sterling.

If the merger is not completed, South State and Park Sterling will have incurred substantial expenses without realizing the expected benefits of the merger.

        Each of South State and Park Sterling has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC and fees to other regulators in connection with the merger. If the merger is not completed, South State and Park Sterling would have to recognize these and other expenses without realizing the expected benefits of the merger.

The merger agreement limits Park Sterling’s ability to pursue an alternative acquisition proposal and requires it to pay a termination fee of $25 million under certain circumstances.

        The merger agreement prohibits Park Sterling from initiating, soliciting, knowingly encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. See “The Merger Agreement—Agreement Not to Solicit Other Offers.” The merger agreement also provides that Park Sterling must pay to South State a termination fee in the amount of $25 million in the event that the merger agreement is terminated for certain reasons, including circumstances involving a change in company recommendation by the Park Sterling board of directors. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Park Sterling from considering or proposing such an acquisition. See “The Merger Agreement—Termination Fee.”

The merger agreement requires South State to pay a termination fee of $25 million under certain circumstances.

        The merger agreement provides that South State must pay to Park Sterling a termination fee in the amount of $25 million in the event that the merger agreement is terminated for certain reasons, including circumstances involving a change in South State recommendation by the South State board of directors. See “The Merger Agreement—Termination Fee.”

The shares of South State common stock to be received by Park Sterling shareholders as a result of the merger will have different rights from the shares of Park Sterling common stock.

        Upon completion of the merger, Park Sterling shareholders will become South State shareholders and their rights as shareholders will be governed by South Carolina law and South State’s articles of incorporation and bylaws, each as amended to date. The rights associated with Park Sterling common stock are different from the rights associated with South State common stock. Please see “Comparison of Shareholders’ Rights” beginning on page [      ] for a discussion of the different rights associated with South State common stock.

Park Sterling’s shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

        Currently, Park Sterling’s shareholders have the right to vote in the election of the Park Sterling board of directors and the power to approve or reject any matters requiring shareholder approval under North Carolina law and Park Sterling’s articles of incorporation and bylaws, each as amended to date. Upon the completion of the merger, each Park Sterling shareholder will become a shareholder of South State, with a percentage ownership of South State that is smaller than the shareholder’s current percentage ownership of Park Sterling.

        After the merger, Park Sterling shareholders in the aggregate are expected to become owners of approximately [        ]% of the outstanding shares of South State common stock (without giving effect to any shares of South State common stock held by Park Sterling shareholders prior to the merger). Even if all former Park Sterling shareholders voted together on all matters presented from time to time to South State’s shareholders, the former Park Sterling shareholders would exercise significantly less influence over South State after the merger relative to their influence over Park Sterling prior to the merger, and thus would have a less significant impact on the approval or rejection of future proposals submitted to a shareholder vote.

Pending litigation against South State or Park Sterling could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages.

        On August 14, 2017, a putative class action complaint, captioned Roskopf v. Park Sterling Corp., C.A. No. 3:17-cv-00483, was filed in the U.S. District Court for the Western District of North Carolina in connection with the merger. On August 15, 2017, a similar class action lawsuit was filed in the same court, captioned Parshall v. Park Sterling Corp., C.A. No. 3:17-cv-00490. Both Actions named as defendants Park Sterling and the Park Sterling board of directors, and the Parshall Action also named South State as a defendant. Other potential plaintiffs may also file additional lawsuits challenging the proposed merger. The outcome of any such litigation is uncertain. If any case is not resolved, the lawsuit(s) could prevent or delay completion of the merger and result in substantial costs to South State and Park Sterling, including any costs associated with the indemnification of directors and officers. One of the conditions to the completion of the merger is that no court or other governmental authority in a competent jurisdiction (which would include the U.S. District Court for the Western District of North Carolina) has issued an injunction or similar order prohibiting the consummation of the merger or the transactions contemplated by the merger agreement. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the consummation of the merger, then such injunction may prevent the merger from becoming effective or from becoming effective within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, results of operations and cash flows. For more information, see “The Merger—Litigation Related to the Merger.”

THE SOUTH STATE SPECIAL MEETING

        This section contains information for South State shareholders about the special meeting that South State has called to allow its shareholders to consider and vote on the merger agreement. South State is mailing this joint proxy statement/prospectus to you, as a South State shareholder, on or about [                ], 2017. Together with this joint proxy statement/prospectus, South State is also sending to you a notice of the special meeting of South State shareholders and a form of proxy card that the South State board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of Meeting

        The special meeting will be held on [            ], at [            ] local time, at [            ].

Matters to Be Considered

        At the special meeting of shareholders, you will be asked to consider and vote upon the following matters:

  •
  the South State merger proposal;

  •
  the South State amendment proposal; and

  •
  the South State adjournment proposal.

Recommendation of the South State Board of Directors

        The South State board of directors unanimously recommends that South State shareholders vote “FOR” the South State merger proposal, “FOR” the South State amendment proposal and “FOR” the South State adjournment proposal.

        The South State board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of South State common stock, are advisable and in the best interests of South State and its shareholders and has unanimously approved the merger agreement. See “The Merger—South State’s Reasons for the Merger; Recommendation of the South State Board of Directors” for a more detailed discussion of the recommendation of the South State board of directors.

Record Date and Quorum

        The South State board of directors has fixed the close of business on [                ], 2017 as the record date for determining the holders of South State common stock entitled to receive notice of and to vote at the South State special meeting.

        As of the record date, there were [            ] shares of South State common stock outstanding and entitled to vote at the South State special meeting held by approximately [            ] holders of record. Each share of South State common stock entitles the holder to one vote at the South State special meeting on each proposal to be considered at the South State special meeting.

        The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of South State common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of South State common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the South State special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

        Approval of the South State merger proposal requires the affirmative vote of holders of at least two-thirds of the outstanding shares of South State common stock entitled to vote on such proposal. If you mark “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker or other nominee with respect to the South State merger proposal, it will have the same effect as a vote “AGAINST” such proposal.

        Approval of the South State amendment proposal requires the affirmative vote of holders of at least two-thirds of the outstanding shares of South State common stock entitled to vote on such proposal. If you mark “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker or other nominee with respect to the South State amendment proposal, it will have the same effect as a vote “AGAINST” such proposal.

        Approval of the South State adjournment proposal requires the votes cast by shareholders of South State in favor of the proposal to exceed the votes cast by shareholders of South State against the proposal at the South State special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the South State adjournment proposal, it will have no effect on the proposal.

Shares Held by South State Officers and Directors

        As of the record date, there were [            ] shares of South State common stock entitled to vote at the special meeting. As of the record date, Park Sterling and its subsidiaries held [            ] shares of South State common stock (other than shares held as fiduciary, custodian or agent).

        As of the record date, the directors and executive officers of South State and their affiliates beneficially owned and were entitled to vote approximately [            ] shares of South State common stock representing approximately [      ]% of the shares of South State common stock outstanding on that date. We currently expect that South State’s directors and executive officers will vote their shares in favor of the South State merger proposal, the South State amendment proposal and South State adjournment proposal, although they have no obligation to do so.

Voting of Proxies; Incomplete Proxies

        Each copy of this joint proxy statement/prospectus mailed to holders of South State common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the special meeting.

        If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee.

        All shares represented by valid proxies that South State receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the South State merger proposal, “FOR” the South State amendment proposal and “FOR” the South State adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting. However, if other business properly comes before the special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”; Broker Non-Votes

        A bank, broker or other nominee holding shares in “street name” for a beneficial owner has discretion (but is not required) to vote the client’s shares with respect to “routine” matters if the client does not provide voting instructions. The bank, broker or other nominee, however, is not permitted to vote the client’s shares with respect to “non-routine” matters without voting instructions from the beneficial owner. A “broker non-vote” occurs when your bank, broker or other nominee submits a proxy for your shares but does not vote on a particular proposal because the bank, broker or other nominee does not have discretionary voting power for that item and has not received instructions from you.

        We believe that the South State merger proposal, the South State amendment proposal and the South State adjournment proposal are “non-routine” proposals and your bank, broker or other nominee can vote your shares of South State common stock only with your specific voting instructions. Broker non-votes, if any, will be counted for purposes of determining a quorum but will not be treated as votes cast. Because approval of each of the South State merger proposal and the South State amendment proposal requires the affirmative vote of holders of at least two-thirds of the outstanding shares of South State common stock entitled to vote on the proposal, a broker non-vote will have the effect of a vote “AGAINST” the South State merger proposal and the South State amendment proposal, respectively. Broker non-votes will have no effect on the outcome of the South State adjournment proposal.

Revocability of Proxies and Changes to a South State Shareholder’s Vote

        If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to William C. Bochette III, South State’s corporate secretary, or (3) attending the special meeting in person, notifying Mr. Bochette and voting by ballot at the special meeting.

        Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Mr. Bochette, South State’s corporate secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

        Written notices of revocation and other communications about revoking your proxy should be addressed to:

South State Corporation
520 Gervais Street
Columbia, South Carolina 29201
Attention: William C. Bochette III, Corporate Secretary

        If your shares are held in “street name” by a bank, broker or nominee, you should follow the instructions of your bank, broker or nominee regarding the revocation of proxies.

Solicitation of Proxies

        South State is soliciting your proxy in conjunction with the merger. South State will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, South State will request that banks, brokers and other nominees send proxies and proxy material to the beneficial owners of South State common stock and secure their voting instructions. South State will reimburse the record holders for their reasonable expenses in taking those actions. South State has not engaged a proxy solicitor to solicit proxies from shareholders. If necessary, South State may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the South State shareholders, either personally or by telephone, facsimile, letter or electronic means.

Attending the Meeting

        All holders of South State common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. South State reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without South State’s express written consent.

Assistance

        If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of South State common stock, please contact William C. Bochette III, South State’s corporate secretary, at the following address or telephone number:

520 Gervais Street
Columbia, South Carolina 29201
(800) 277-2175

SOUTH STATE PROPOSALS

PROPOSAL NO. 1: SOUTH STATE MERGER PROPOSAL

        South State is asking its shareholders to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of South State common stock pursuant to the merger agreement. Holders of South State common stock should read this joint proxy statement/prospectus carefully and in its entirety for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

        The South State board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of South State common stock, are advisable and in the best interests of South State and its shareholders and has unanimously approved the merger agreement. See “The Merger—South State’s Reasons for the Merger; Recommendation of the South State Board of Directors” for a more detailed discussion of the recommendation of the South State board of directors.

        The South State board of directors unanimously recommends a vote “FOR” the South State merger proposal.

PROPOSAL NO. 2: SOUTH STATE AMENDMENT PROPOSAL

        South State is asking its shareholders to approve an amendment to the South State articles to increase the number of authorized shares of its common stock from 40 million shares to 80 million shares.

        South State is currently authorized by the South State articles to issue up to 40 million shares of common stock. As of [                    ], 2017, the record date, South State had [              ] shares of South State common stock issued and outstanding, [              ] shares of common stock held in treasury and [              ] shares of South State common stock reserved for issuance under various compensation and benefits plans, with the remaining [              ] shares being authorized, unissued and unreserved shares available for other corporate purposes. Based on the current number of shares of Park Sterling common stock outstanding as of [                    ], 2017, the record date, South State expects to issue approximately [              ] shares of South State common stock in the aggregate upon completion of the merger.

        South State currently has a sufficient number of authorized and unissued shares of South State common stock to complete the merger. Therefore, the proposed merger is not contingent upon the approval of the South State amendment proposal.

        The South State board of directors considers the proposed increase in the number of authorized shares desirable because it will provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the South State board of directors in the future. Other than in connection with the merger and pursuant to South State’s benefit plans, South State does not have any current plans to issue shares of common stock at this time.

        The South State amendment proposal, if approved, would amend Article V of the South State articles to increase the number of authorized shares of South State common stock from 40 million shares to 80 million shares.

        The proposed amendment would amend and restate the first sentence of Article V of the South State articles in its entirety to state:

  The aggregate number of shares which the corporation shall have the authority to issue is (i) Eighty Million (80,000,000) shares of one class of Common Stock each of which shall have a par value of Two Dollars Fifty Cents ($2.50) and (ii) Ten Million (10,000,000) shares of preferred stock, par value $.01 per share (referred to in these amended and restated Articles of Incorporation as “preferred stock”).

        Each share of South State common stock authorized for issuance has the same rights as, and is identical in all respects with, each other share of common stock. The newly authorized shares of common stock will not affect the rights, such as voting and liquidation rights, of the shares of common stock currently outstanding.

        As is the case with South State’s currently authorized but unissued shares of common stock, however, adoption of this proposal would permit the South State board of directors to issue additional shares in the future without further approval of South State’s shareholders, unless otherwise required by law, the rules of NASDAQ or the South State articles. Under the South State articles, South State shareholders do not have preemptive rights. Therefore, should the South State board of directors elect to issue additional shares of common stock, existing common shareholders would not have any preferential rights to purchase those shares, and such issuance could have a dilutive effect on earnings per share, book value per share and the voting power and percentage of beneficial ownership of current shareholders, depending on the particular circumstances in which the additional shares of common stock are issued.

        The proposed amendment is not intended as an anti-takeover provision. However, an increase in the authorized number of shares of South State’s common stock could make it more difficult, and thereby discourage, attempts to acquire control of South State in the future. For example, the proposed amendment would permit issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the South State board of directors or contemplating a tender offer or other transaction for a change in control of South State that the South State board of directors does not believe is in the best interests of South State or its shareholders. The ability of the South State board of directors to cause South State to issue common stock without the need for shareholder approval, upon such terms and conditions as the South State board of directors may determine from time to time in the exercise of its business judgment may, among other things, be used to create voting impediments with respect to changes in control of South State or to dilute the stock ownership of holders of South State common stock seeking to obtain control of South State. The South State articles and South State’s bylaws also contain other provisions that may have an anti-takeover effect.

        See “Description of Capital Stock of South State” in this joint proxy statement/prospectus for a description of South State capital stock and the rights of South State shareholders.

        The foregoing description of the proposed amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Articles of Amendment to the Amended and Restated Articles of Incorporation of South State Corporation (which we refer to as the “articles amendment”), which is attached as Annex F to this joint proxy statement/prospectus.

        If the South State amendment proposal is approved by the required vote of the South State shareholders, South State intends to file the articles amendment with the Secretary of State of the State of South Carolina. The articles amendment is expected to be effective immediately upon acceptance of filing by the South Carolina Secretary of State. However, the South State board of directors reserves the right to abandon or delay the filing of the articles amendment, even if it is approved by the South State shareholders.

        The vote on the South State amendment proposal is a vote separate and apart from the vote to approve the merger agreement. You may vote for the South State amendment proposal and against the South State merger proposal, and vice versa. The approval of the South State amendment is not a condition to the completion of the merger, and approval of the South State merger proposal is not a condition to the effectiveness of the South State articles amendment.

        The South State board of directors unanimously recommends a vote “FOR” the South State amendment proposal.

PROPOSAL NO. 3: SOUTH STATE ADJOURNMENT PROPOSAL

        The South State special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the South State merger proposal.

        If, at the South State special meeting, the number of shares of South State common stock present or represented and voting in favor of the South State merger proposal is insufficient to approve such proposal, South State intends to move to adjourn the South State special meeting in order to solicit additional proxies for the approval of the South State merger proposal.

        In this proposal, South State is asking its shareholders to authorize the holder of any proxy solicited by the South State board of directors on a discretionary basis to vote in favor of adjourning the South State special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from South State shareholders who have previously voted.

        The South State board of directors unanimously recommends a vote “FOR” the South State adjournment proposal.

 THE PARK STERLING SPECIAL MEETING

        This section contains information for Park Sterling shareholders about the special meeting that Park Sterling has called to allow its shareholders to consider and vote on the merger agreement. Park Sterling is mailing this joint proxy statement/prospectus to you, as a Park Sterling shareholder, on or about [                    ], 2017. Together with this joint proxy statement/prospectus, Park Sterling is also sending to you a notice of the special meeting of Park Sterling shareholders and a form of proxy card that Park Sterling’s board of directors is soliciting for use at the special meeting and at any adjournments or postponements thereof.

        This joint proxy statement/prospectus is also being furnished by South State to Park Sterling shareholders as a prospectus in connection with the issuance of shares of South State common stock as merger consideration upon the consummation of the merger.

Date, Time and Place of Meeting

        The special meeting will be held on [                    ], 2017, at [          ] Eastern Time, at [                    ].

Matters to Be Considered

        At the special meeting of shareholders, you will be asked to consider and vote upon the following matters:

  •
  the Park Sterling merger proposal;

  •
  the Park Sterling adjournment proposal; and

  •
  the compensation proposal.

Recommendation of the Park Sterling Board of Directors

        The Park Sterling board of directors unanimously recommends that Park Sterling shareholders vote “FOR” the Park Sterling merger proposal, “FOR” the Park Sterling adjournment proposal and “FOR” the compensation proposal.

        The Park Sterling board of directors has determined that the merger agreement and the merger are advisable and in the best interests of Park Sterling and its shareholders and has unanimously approved the merger agreement. See “The Merger—Park Sterling’s Reasons for the Merger; Recommendation of Park Sterling’s Board of Directors” for a more detailed discussion of the recommendation of Park Sterling’s board of directors.

Record Date and Quorum

        Shareholders of record of Park Sterling common stock as of the close of business on [                    ], 2017, the record date established by Park Sterling’s board of directors, are entitled to notice of and to vote at the Park Sterling special meeting and any adjournments thereof, either in person or by proxy. Each share of Park Sterling common stock is entitled to one vote on each proposal to be considered at the Park Sterling special meeting. On the record date, there were [              ] shares of Park Sterling common stock outstanding and entitled to vote at the Park Sterling special meeting.

        Park Sterling shareholders may take action on a matter at the Park Sterling special meeting only if a quorum exists with respect to that matter. The presence in person or by proxy of the holders of record of a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. Votes “for” and “against,” “abstentions” and “broker non-votes” (described below) will all be counted as present for purposes of determining whether a quorum exists. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment (unless a new record date is set for the adjourned meeting). If a quorum is not present at the opening of the Park Sterling special meeting, the meeting may be adjourned from time to time by the vote of the holders of a majority of the votes cast on the motion to adjourn.

Vote Required; Treatment of Abstentions and Failure to Vote

        Approval of the Park Sterling merger proposal requires the affirmative vote of at least a majority of the outstanding shares of Park Sterling common stock entitled to vote on the proposal. Therefore, if you indicate “ABSTAIN” on your proxy card or when voting by Internet or phone, fail to either submit a proxy or vote in person at the Park Sterling special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

        Approval of each of the Park Sterling adjournment proposal and the compensation proposal requires the votes cast by Park Sterling shareholders in favor of each such proposal to exceed the votes cast by Park Sterling shareholders against such proposal at the Park Sterling special meeting. Abstentions and broker non-votes, if any, will not be treated as a vote cast either for or against either of these matters. The compensation proposal is an advisory vote that will not be binding on Park Sterling’s board of directors.

Shares Held by Park Sterling Officers and Directors

        As of the record date, there were [              ] shares of Park Sterling common stock entitled to vote at the special meeting.

        As of the record date, South State and its subsidiaries held [              ] shares of Park Sterling common stock (other than shares held as fiduciary, custodian or agent).

        As of the record date, the directors and executive officers of Park Sterling and their affiliates beneficially owned and were entitled to vote approximately [                  ] shares of Park Sterling common stock representing approximately [        ]% of the shares of Park Sterling common stock outstanding on that date. See “The Merger—Interests of Park Sterling’s Directors and Executive Officers in the Merger.”

        Each director and current named executive officer of Park Sterling has entered into a voting agreement with South State, solely in his or her capacity as a shareholder of Park Sterling, in which each such person agreed, among other things, to vote the shares of Park Sterling common stock owned beneficially or of record by him or her in favor of the merger and against any proposal made in competition with the merger, as well as to certain other customary restrictions with respect to the voting and transfer of his or her shares of Park Sterling common stock. For more information regarding the voting agreements, see “The Merger Agreement—Voting Agreements.”

Voting of Proxies; Incomplete Proxies

        Each copy of this joint proxy statement/prospectus mailed to holders of Park Sterling common stock is accompanied by a form of proxy card with instructions for voting. You may vote at the special meeting: (i) in person, (ii) by phone, (iii) by mail via your proxy card or (iv) on the Internet, in each case in accordance with the instructions on your proxy card. If a bank, broker or other nominee holds your shares, you will receive voting instructions directly from the holder of record. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus or otherwise vote by phone or via the Internet, regardless of whether you plan to attend the special meeting.

        If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the instructions you have received from your bank, broker or other nominee.

        Do not send your Park Sterling stock certificates with your proxy card. After the merger is completed, you will be mailed a transmittal form with instructions on how to exchange your Park Sterling stock certificates for the merger consideration.

        The form of proxy solicited by Park Sterling’s board of directors permits you to specify a choice among “for,” “against” and “abstain” with respect to each of the matters to be acted upon at the Park Sterling special meeting. All shares represented by valid proxies that Park Sterling receives through this solicitation and that are not revoked will be voted according to your instructions on the proxy card or as instructed over the phone or via the Internet. If you properly submit a proxy without giving specific voting instructions, your shares will be voted in accordance with the recommendations of Park Sterling’s board of directors, namely, “FOR” the Park Sterling merger proposal, “FOR” the Park Sterling adjournment proposal and “FOR” the compensation proposal. If other matters properly come before the Park Sterling special meeting, the persons appointed to vote the proxies will vote on these matters in accordance with their best judgment.

Shares Held in “Street Name”; Broker Non-votes

        A bank, broker or other nominee holding shares in “street name” for a beneficial owner has discretion (but is not required) to vote the client’s shares with respect to “routine” matters if the client does not provide voting instructions. The bank, broker or other nominee, however, is not permitted to vote the client’s shares with respect to “non-routine” matters without voting instructions from the beneficial owner. A “broker non-vote” occurs when your bank, broker or other nominee submits a proxy for your shares but does not vote on a particular proposal because the bank, broker or other nominee does not have discretionary voting power for that item and has not received instructions from you.

        We believe that the Park Sterling merger proposal, the Park Sterling adjournment proposal and the compensation proposal are “non-routine” proposals and your bank, broker or other nominee can vote your shares of Park Sterling common stock only with your specific voting instructions. Broker non-votes, if any, will be counted for purposes of determining a quorum but will not be treated as votes cast. Accordingly, because approval of the Park Sterling merger proposal requires the affirmative vote of at least a majority of the outstanding shares of Park Sterling common stock entitled to vote on the proposal, a broker non-vote will have the effect of a vote “AGAINST” the Park Sterling merger proposal. Broker non-votes will have no effect on the outcome of the Park Sterling adjournment proposal or the compensation proposal.

Revocability of Proxies and Changes to a Park Sterling Shareholder’s Vote

        If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date or re-voting by phone or over the Internet at a later time, (2) delivering a written revocation letter to Park Sterling’s corporate secretary or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting.

        Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Park Sterling’s corporate secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

        Written notices of revocation and other communications about revoking your proxy should be addressed to:

Park Sterling Corporation
1043 E. Morehead Street, Suite 201
Charlotte, North Carolina 28204
Attention: Secretary

        If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Solicitation of Proxies

        Park Sterling’s board of directors is soliciting your proxy in conjunction with the merger. Park Sterling will bear the entire cost of soliciting these proxies from you. In addition to the delivery of the proxy materials by mail, Park Sterling may request banks, brokers and other record holders, or a proxy solicitor acting on its behalf, to send proxies and proxy materials to the beneficial owners of the Park Sterling common stock and secure their voting instructions and will reimburse them for their reasonable expenses in so doing. Park Sterling has not engaged a proxy solicitor to solicit proxies from shareholders; however, Park Sterling retains the right to do so if it deems such solicitation necessary. Furthermore, Park Sterling may also use one or more of its executive officers, directors or regular employees, who will not be specially compensated, to solicit proxies from shareholders, either in person, by telephone, by e-mail or by special letter.

Attending the Meeting

        All holders of Park Sterling common stock, including shareholders of record and shareholders who hold their shares through banks, brokers or other nominees, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a bank, broker or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Park Sterling reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Assistance

        If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Park Sterling common stock, please contact Ralph W. Brewer, Secretary, 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, (704) 716-2134.

PARK STERLING PROPOSALS

PROPOSAL NO. 1: PARK STERLING MERGER PROPOSAL

        Park Sterling is asking its shareholders to approve the merger agreement and the transactions contemplated thereby, including the merger. Holders of Park Sterling common stock should read this joint proxy statement/prospectus carefully and in its entirety for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

        The Park Sterling board of directors has determined that the merger agreement and the merger are advisable and in the best interests of Park Sterling and its shareholders and has unanimously approved the merger agreement. See “The Merger—Park Sterling’s Reasons for the Merger; Recommendation of the Park Sterling Board of Directors” for a more detailed discussion of the recommendation of the Park Sterling board of directors.

        The Park Sterling board of directors unanimously recommends a vote “FOR” the Park Sterling merger proposal.

PROPOSAL NO. 2: PARK STERLING ADJOURNMENT PROPOSAL

        The Park Sterling special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Park Sterling merger proposal.

        If, at the Park Sterling special meeting, the number of shares of Park Sterling common stock present or represented and voting in favor of the Park Sterling merger proposal is insufficient to approve such proposal, Park Sterling intends to move to adjourn the Park Sterling special meeting in order to solicit additional proxies for the approval of the Park Sterling merger proposal.

        In this proposal, Park Sterling is asking its shareholders to authorize the holder of any proxy solicited by the Park Sterling board of directors on a discretionary basis to vote in favor of adjourning the Park Sterling special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Park Sterling shareholders who have previously voted.

        The Park Sterling board of directors unanimously recommends a vote “FOR” the Park Sterling adjournment proposal.

PROPOSAL NO. 3: COMPENSATION PROPOSAL

        In accordance with Section 14A of the Exchange Act, the Park Sterling board of directors is providing shareholders with the opportunity to cast a non-binding advisory vote on the compensation payable to the named executive officers of Park Sterling in connection with the merger. This proposal gives Park Sterling shareholders the opportunity to express their views on the compensation that Park Sterling’s named executive officers will be entitled to receive in connection with the proposed merger. This compensation is summarized in the table in the section titled “The Merger—Interests of Park Sterling’s Directors and Executive Officers in the Merger—Potential Payments and Benefits to Park Sterling Named Executive Officers in Connection with a Change in Control,” including the footnotes to the table.

        As required by Section 14A of the Exchange Act, Park Sterling is asking its shareholders to vote on the adoption of the following resolution:

  “RESOLVED, that the compensation that may be paid or become payable to Park Sterling’s named executive officers in connection with the merger, as disclosed in the section titled “The Merger—Interests of Park Sterling’s Directors and Executive Officers in the Merger—Potential Payments and Benefits to Park Sterling Named Executive Officers in Connection with a Change in Control,”

  including the table, associated footnotes and narrative discussion related thereto, is hereby APPROVED.”

        The vote on the compensation proposal is a vote separate and apart from the vote to approve the merger agreement. You may vote for the compensation proposal and against the Park Sterling merger proposal, and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Park Sterling or South State. Accordingly, because Park Sterling or South State, as applicable, is contractually obligated to pay the compensation, if the merger is completed, the compensation will be payable, subject to the conditions applicable thereto, regardless of the outcome of the advisory vote.

        The Park Sterling board of directors unanimously recommends a vote “FOR” the compensation proposal.

 INFORMATION ABOUT SOUTH STATE

        South State Corporation is a South Carolina corporation that is a BHC registered with the Federal Reserve Board under the BHC Act. South State provides a wide range of banking services and products to its customers through its wholly owned bank subsidiary, South State Bank, a South Carolina banking corporation. South State does not engage in any significant operations other than the ownership of its banking subsidiary.

        South State Bank provides a full range of retail and commercial banking services, mortgage lending services, trust and investment services, and consumer finance loans through financial centers in South Carolina, North Carolina, northeast Georgia and coastal Georgia. South State coordinates the financial resources of the consolidated enterprise and thereby maintains financial, operational and administrative systems that allow centralized evaluation of subsidiary operations and coordination of selected policies and activities. South State’s operating revenues and net income are derived primarily from cash dividends received from South State Bank. As of June 30, 2017, South State had approximately $11.2 billion in assets, $8.1 billion in loans, $9.0 billion in deposits, $1.6 billion in shareholders’ equity, and a market capitalization of approximately $2.5 billion.

        South State Bank began operating in 1934 and has maintained its ability to provide superior customer service while also leveraging its size to offer many products more common to super-regional banks. South State has pursued a growth strategy that relies primarily on organic growth, supplemented by the acquisition of select financial institutions or branches in certain market areas. In recent years, South State has continued to grow its business in South Carolina, and has expanded into North Carolina and Georgia through, among other things, the following acquisitions:

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  Community Bank & Trust—January 29, 2010—FDIC purchase and assumption agreement

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  Habersham Bank—February 18, 2011—FDIC purchase and assumption agreement

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  BankMeridian, N.A.—July 29, 2011—FDIC purchase and assumption agreement

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  Peoples Bancorporation, Inc.—April 24, 2012—Whole bank acquisition

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  The Savannah Bancorp, Inc.—December 13, 2012—Whole bank acquisition

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  First Financial Holdings, Inc.—July 26, 2013—Whole bank acquisition with FDIC purchase and assumption agreements of Cape Fear Bank and Plantation Federal Bank

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  Bank of America, N.A. (“BOA”)—August 21, 2015—Branch acquisition, which resulted in the purchase of 12 South Carolina branch locations and one Georgia branch location from BOA

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  Southeastern Bank Financial Corporation—January 3, 2017—Whole bank acquisition.

        The principal executive offices of South State are located at 520 Gervais Street, Columbia, South Carolina 29201, and its telephone number is (800) 277-2175. South State’s website can be accessed at http://www.southstatebank.com. Information contained in South State’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. South State common stock is quoted on the NASDAQ under the symbol “SSB.”

        Additional information about South State and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

 INFORMATION ABOUT PARK STERLING

        Park Sterling is a North Carolina corporation that is a BHC registered with the Federal Reserve Board under the BHC Act. Park Sterling was formed in 2010 to serve as the holding company for Park Sterling Bank. Park Sterling Bank was incorporated in September 2006 as a North Carolina-chartered commercial nonmember bank. Park Sterling provides a full array of retail and commercial banking services, including wealth management and capital market activities, through its offices located in North Carolina, South Carolina, Georgia and Virginia. Park Sterling’s objective since inception has been to provide the strength and product diversity of a larger bank and the service and relationship attention that characterizes a community bank.

        Park Sterling Bank serves its customers through 18 full-service branches in North Carolina, 23 full-service branches in South Carolina, nine full-service branches in Virginia and five full-service branches in North Georgia. Park Sterling Bank maintains 19 branches in the Charlotte-Concord-Gastonia Metropolitan Statistical Area (“MSA”) in North Carolina, 10 branches in the Greenville-Anderson-Mauldin MSA in South Carolina and 10 branches in the Richmond MSA in Virginia. Additionally, Park Sterling serves its communities through five branches in the Greenwood, South Carolina MSA, two each in the Spartanburg, South Carolina MSA and the Columbia, South Carolina MSA, and one each in the Newberry, South Carolina MSA, the Raleigh, North Carolina MSA, the Wilmington, North Carolina MSA and the Charleston-North Charleston, South Carolina MSA. Park Sterling’s five North Georgia branches are not located in an identified MSA. As of June 30, 2017, Park Sterling employed 532 people and had 511 full-time equivalent employees.

        The principal executive offices of Park Sterling are located at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, and its telephone number is (704) 716-2134. Park Sterling’s website can be accessed at http://www.parksterlingbank.com. Information contained in Park Sterling’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Park Sterling common stock is quoted on the NASDAQ Global Select Market under the symbol “PSTB.”

        Additional information about Park Sterling and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

THE MERGER

        The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

        Each of the South State board of directors and the Park Sterling board of directors has unanimously approved the merger agreement. The merger agreement provides for the merger of Park Sterling with and into South State, with South State continuing as the surviving entity. In the merger, each share of Park Sterling common stock, par value $1.00 per share, issued and outstanding immediately prior to the completion of the merger, except for specified shares of Park Sterling common stock held by Park Sterling or South State, will be converted into the right to receive 0.14 shares of South State common stock, par value $2.50 per share.

        Immediately following the merger, Park Sterling Bank, a wholly owned bank subsidiary of Park Sterling, will merge with and into South State Bank, with South State Bank continuing as the surviving bank.

        No fractional shares of South State common stock will be issued in connection with the merger, and holders of Park Sterling common stock will be entitled to receive, in lieu thereof, an amount in cash, rounded to the nearest whole cent, equal to (x) the fraction of a share of South State common stock to which the holder would otherwise be entitled multiplied by (y) the South State share value. For a discussion of the treatment of awards outstanding under Park Sterling’s equity plans outstanding as of the effective time, see “The Merger Agreement—Treatment of Park Sterling Equity Awards.”

        Park Sterling shareholders and South State shareholders are being asked to approve the merger agreement. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

        As part of the ongoing oversight and management of their respective companies, the South State board of directors and the Park Sterling board of directors each regularly review and assess their respective companies’ long-term strategic goals and opportunities, and consider ways to enhance their respective companies’ performance and prospects in light of competitive and other relevant developments, all with the goal of enhancing shareholder value. For each company, these reviews have included periodic discussions with respect to strategic alternatives, including potential business combinations, acquisitions and dispositions.

        Members of Park Sterling senior management have regularly met with representatives of various investment banking firms experienced in the banking industry to discuss market conditions, current industry trends, Park Sterling’s performance and potential acquisition opportunities. In February and March 2016, representatives of Stephens and KBW, on separate occasions, discussed with members of Park Sterling management various topics related to the community banking market and shared their respective strategic observations regarding Park Sterling. One of these observations was a possible business combination, including a potential business combination with South State, which each of Stephens and KBW identified as having the financial capacity and strategic fit to pursue a potential transaction with Park Sterling.

        In February 2016, Messrs. Robert R. Hill, Jr., South State’s Chief Executive Officer, and James C. Mabry IV, South State’s Executive Vice President, Investor Relations and Mergers & Acquisitions, reached out to Mr. James C. Cherry, Park Sterling’s Chief Executive Officer, regarding South State’s interest in exploring a combination of South State and Park Sterling. Thereafter, during the first half of 2016, the parties engaged in preliminary discussions regarding a potential strategic transaction with the authorization of their respective boards of directors. In connection with these discussions, in early May 2016, Park Sterling formally engaged Stephens as its financial advisor. The parties ultimately did not reach agreement on transaction terms and determined to cease discussions in late May 2016, with the understanding that they would remain in touch in the future.

        In late January 2017, Mr. Hill called Mr. Cherry to request a meeting. During the meeting, which was held on February 1, 2017, Messrs. Hill, Mabry and Cherry discussed, on an informal basis, the operating achievements of both companies during 2016 and the strategic merits of a potential business combination. They agreed that resuming discussions to explore a combination was desirable, and Mr. Cherry indicated that Park Sterling would be willing to provide certain financial information for South State to use in evaluating the consideration that South State might be willing to offer in a strategic business combination transaction.

        On February 1, 2017, the parties signed a mutual confidentiality agreement.

        On February 1, 2017, South State engaged KBW as its financial advisor.

        From February 3 through February 26, 2017, the parties exchanged preliminary due diligence information via an electronic dataroom. Each of the parties, with the assistance of their respective advisors, populated the electronic dataroom with documents responsive to the other party’s requests.

        On February 23, 2017, at a regular meeting of the Executive Committee of the South State board of directors, Mr. Mabry informed the Executive Committee of renewed discussions with Park Sterling and provided an overview of Park Sterling’s recent financial performance and the merits of a potential transaction. The Executive Committee then had a discussion regarding the potential transaction. Following this discussion, the Executive Committee determined to authorize South State management to proceed with a non-binding indication of interest for a strategic business combination transaction with Park Sterling, subject to the completion of due diligence and negotiation of definitive documentation for a potential transaction.

        On February 27, 2017, Messrs. Hill and Mabry met with Messrs. Cherry and Donald K. Truslow, Park Sterling’s Chief Financial Officer, to present a non-binding indication of interest to acquire Park Sterling. South State’s non-binding indication of interest proposed merger consideration consisting of 100% stock at a proposed exchange ratio of 0.14 shares of South State common stock for each share of Park Sterling common stock. Based on South State’s closing stock price on February 24, 2017, the last trading day before delivery of the indication of interest, the 0.14 exchange ratio represented an implied offer of $12.62 per share of Park Sterling common stock.

        On March 1, 2017, the Park Sterling board of directors held a special telephonic meeting to discuss South State’s non-binding indication of interest. Representatives of McGuireWoods and Stephens attended the meeting. At that meeting, McGuireWoods advised the directors of their fiduciary duties under North Carolina law in connection with a possible transaction. Mr. Cherry then provided the Park Sterling board of directors an overview of the parties’ discussions regarding a combination, including the parties’ discussions in 2016 and their renewed conversations beginning in February 2017. Stephens then provided a market update and reviewed historical share price and operating performance data for both South State and Park Sterling, South State’s recent non-binding indication of interest, pricing on recent comparable community banking transactions and the likelihood that there were other viable parties interested in and capable of acquiring Park Sterling. After thorough discussion, the Park Sterling board of directors made an initial determination that South State’s non-binding indication of interest and the potential fit between the two companies was potentially compelling and merited further discussions, and it therefore charged Park Sterling management with holding further discussions and continuing due diligence with South State.

        Subsequent to that meeting, on March 2, 2017, after individual discussions that Mr. Cherry held with several members of the Park Sterling board of directors, Mr. Cherry called Mr. Hill to suggest that it might be appropriate to delay further discussions regarding a business combination until the Park Sterling board of directors had a chance to hold its annual strategic review meeting, which was scheduled for March 21-22, 2017.

        On March 9, 2017, the Executive Committee of the Park Sterling board of directors held a telephonic meeting, in which all directors participated. On that call, management updated the Executive Committee on further conversations with South State senior executives regarding the desire to delay further discussions with South State until after the Park Sterling board of directors had a chance to discuss its strategic options during its upcoming March 21-22, 2017 meeting. The Executive Committee of the Park Sterling board of directors determined to delay discussions with South State until its upcoming annual strategic planning board meeting, during which time it would consider management’s strategic presentation which, among other options, included its analysis of a potential merger with South State.

        On March 16, 2017, at a regularly scheduled meeting of the South State board of directors, Mr. Mabry informed the directors of renewed discussions with Park Sterling, which had been discussed with the Executive Committee on February 23, 2017. Mr. Mabry presented a proposed timeline for continued engagement with Park Sterling, as well as an overview of the strategic rationale and potential terms of a combination with Park Sterling. The South State board of directors then had a discussion on the potential transaction, including regarding market locations, merger history, growth prospects, leadership and board composition. After discussion, the South State board of directors instructed South State management to proceed with discussions.

        In preparation for the upcoming strategic planning session of the Park Sterling board of directors, on March 20 and 21, 2017, Messrs. Cherry and Bryan Kennedy, Park Sterling’s President, and Ms. Nancy Foster, Park Sterling’s Chief Risk Officer, met with South State senior executives at South State’s corporate headquarters in Columbia, South Carolina. At these meetings, the parties discussed the potential strategic fit of the two companies by lines of business.

        On March 21 and 22, 2017, the Park Sterling board of directors held its regular annual strategic planning board meeting. At the March 21 portion of the meeting, representatives of Stephens made a presentation on current market conditions, Park Sterling’s positioning in the market and its analysis of a potential combination with South State. Stephens noted, among other things, a number of strengths that made a combination with South State attractive, including South State’s very respected management team, its very strong deposit base, and its return on average assets. Stephens also noted that South State had closed a transaction in January 2017 that had pushed it over the $10 billion asset threshold with no significant impact on its share price.

        When the meeting reconvened the next morning on March 22, 2017, Park Sterling management presented to the Park Sterling board of directors its outlook and strategic vision. Park Sterling management reviewed the significant financial progress that Park Sterling had made in recent years. The management team then discussed the challenges of continuing to improve returns and to grow the company in the future in light of the consolidation of community banks taking place in Park Sterling’s markets, and the fact that Park Sterling now found itself competing more often against larger banks. The management team also discussed the implications that consolidation in Park Sterling’s markets would have for winning new business, retaining existing customers and maintaining a high quality offering of products and services, as well as for the ability to afford the infrastructure needed to meet ever-increasing regulatory demands. Messrs. Cherry and Truslow also led a discussion regarding possible attractive candidates for a strategic business combination transaction with Park Sterling, noting that the number of such candidates had decreased significantly in recent years. The Park Sterling board of directors and management then discussed South State’s non-binding indication of interest. After discussion, the meeting was adjourned with discussion to be continued in upcoming days.

        On March 29, 2017, the Park Sterling board of directors reconvened. Stephens provided an update on its presentation and the Park Sterling board of directors had further discussion regarding the South State non-binding indication of interest. The Park Sterling board of directors concluded that a combination with South State on the terms set forth in the non-binding indication of interest continued to be compelling and charged Park Sterling management to continue discussions and due diligence with South State.

        In late March and early April of 2017, due diligence between the parties continued. Members of senior management of each party held periodic discussions regarding the price and terms of a potential strategic transaction, and each party exchanged materials and information and scheduled meetings to facilitate mutual due diligence.

        On April 11, 2017, at a special meeting of the South State board of directors, Mr. Hill provided the South State board of directors with an update, among other things, on the proposed merger with Park Sterling, noting that substantial due diligence had been performed. Mr. Hill expressed his view that a transaction with Park Sterling would enable South State to gain meaningful market presence in North Carolina, specifically in and around Charlotte, North Carolina. He also noted that the parties continued to engage in discussions regarding the terms of a potential transaction and that the consideration would be 100% stock, and confirmed that the parties had discussed the possibility of adding two Park Sterling directors to the South State board of directors in connection with the proposed transaction to ensure that Park Sterling shareholders and other constituencies had continued representation on the combined company’s board of directors. General discussions were held regarding the parties’ markets and competition, the parties’ operating systems, the timeline of the proposed merger and the ability and readiness of the South State team for the acquisition and strategic fit.

        On April 13, 2017, representatives of Wachtell Lipton, South State’s legal counsel, provided McGuireWoods a draft merger agreement and draft form of voting agreement.

        On April 17, 2017, to facilitate the completion of South State’s and Park Sterling’s due diligence, South State and Park Sterling, accompanied by their advisors, including representatives of KBW, Wachtell Lipton, Stephens and McGuireWoods, attended an all-day in-person meeting at South State’s corporate headquarters in Columbia, South Carolina. Throughout the day, members of management of each of the companies and their advisors engaged in a series of comprehensive discussions about Park Sterling’s and South State’s respective business operations and financial condition.

        On April 19, 2017, representatives of McGuireWoods provided Wachtell Lipton a revised draft of the merger agreement, and over the course of the following week representatives of McGuireWoods and Wachtell Lipton exchanged several additional drafts of the merger agreement and related transaction documents, and discussed and negotiated the terms and conditions set forth in the merger agreement and related transaction documents.

        In the morning of April 26, 2017, the Park Sterling board of directors held its previously scheduled April board meeting at Park Sterling’s offices. Members of Park Sterling’s senior management, as well as representatives of Stephens and McGuireWoods, participated in the meeting. The Park Sterling board of directors was informed that the South State board of directors was scheduled to meet later that day to approve a merger agreement that would result in the holders of Park Sterling common stock receiving 0.14 shares of South State common stock per share of Park Sterling common stock. Representatives of Stephens reviewed the transaction, provided an overview of Park Sterling and South State, discussed its analysis of the potential combined companies, discussed with the Park Sterling board of directors its financial analysis of the proposed transaction with South State and answered the questions of the Park Sterling board of directors. Stephens then delivered its oral opinion to the Park Sterling board of directors, which opinion was confirmed in writing, to the effect that, as of April 26, 2017, and based upon and subject to factors, assumptions, qualifications and limitations set forth therein, the consideration to be paid to the holders of the outstanding shares of Park Sterling common stock in the merger was fair, from a financial point of view, to such holders. Representatives of McGuireWoods reviewed the fiduciary duties of the Park Sterling board of directors under North Carolina law in the context of a strategic transaction and made a presentation to the Park Sterling board of directors concerning the terms and conditions of the final merger agreement that had been negotiated with South State and its counsel and answered the questions of the Park Sterling board of directors. The Park Sterling board of directors then discussed the merger agreement and proposed merger. After considering the proposed terms of the merger agreement and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during the meeting, including factors described under “—Park Sterling’s Reasons for the Merger; Recommendation of the Park Sterling Board of Directors,” the Park Sterling board of directors unanimously voted to adopt the merger agreement and to approve the execution of the merger agreement.

        In the afternoon of April 26, 2017, the South State board of directors held a special meeting to review the terms of the proposed merger agreement with Park Sterling. Representatives of Wachtell Lipton and KBW also participated in the meeting. Representatives of Wachtell Lipton reviewed the fiduciary duties of the directors in the context of the strategic transaction, and summarized and discussed the material terms and conditions set forth in the draft merger agreement. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the South State board of directors an opinion (which was initially rendered verbally and confirmed in a written opinion, dated April 26, 2017) to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to South State. Representatives of Wachtell Lipton then reviewed resolutions to approve and authorize the execution of the merger agreement and the submission of the merger agreement to South State’s shareholders for approval. After considering the proposed terms of the merger agreement and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during the meeting, including factors described under “—South State’s Reasons for the Merger; Recommendation of the South State Board of Directors,” the South State board of directors unanimously voted to adopt the merger agreement and approve the execution of the merger agreement.

        Thereafter, on the evening of April 26, 2017, the merger agreement was executed by South State and Park Sterling and the voting agreements were executed by South State and certain Park Sterling shareholders party thereto, and the transaction was announced the following morning on April 27, 2017 in a joint press release issued by South State and Park Sterling.

South State’s Reasons for the Merger; Recommendation of the South State Board of Directors

        After careful consideration, the South State board of directors, at a meeting held on April 26, 2017, unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of South State common stock, are advisable and in the best interests of South State and its shareholders.

        Accordingly, the South State board of directors unanimously adopted and approved the merger agreement and unanimously recommends that South State shareholders vote (1) “FOR” the proposal to approve the merger agreement and (2) “FOR” the proposal to adjourn the South State special meeting, if necessary or appropriate, to solicit additional proxies in favor of the South State merger proposal.

        In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that South State shareholders approve the merger, the South State board of directors evaluated the merger agreement and the merger in consultation with South State management, as well as with South State’s outside financial and legal advisors, and considered a number of factors, including the following material factors:

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  each of South State’s, Park Sterling’s and the combined company’s businesses, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the South State board of directors considered its view that Park Sterling’s financial condition and asset quality are sound, that Park Sterling’s business and operations complement those of South State, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger market presence and more diversified loan portfolio as well as a more attractive funding base, than South State on a stand-alone basis. The South State board of directors further considered that Park Sterling’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to South State’s earnings and prospects on a stand-alone basis. In particular, the South State board of directors considered the following:

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  the strategic rationale for the merger, given its potential of extending South State’s footprint throughout the Carolinas, Georgia and into Virginia and the close proximity of Park Sterling to South State’s existing franchise;

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  potential growth opportunities through South State’s entrance into the growth markets of Richmond, Virginia and Raleigh, North Carolina;

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  Park Sterling’s position in the Charlotte, North Carolina market, which would enable South State to meaningfully enhance its competitive position and ability to attract talent in Charlotte, North Carolina;

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  the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction; and

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  Park Sterling’s proven organic growth capabilities;

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  the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on certain financial metrics;

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  its understanding of the current and prospective environment in which South State and Park Sterling operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally and the likely effect of these factors on South State both with and without the merger;

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  its review and discussions with South State’s management concerning the due diligence examination of Park Sterling’s business;

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  South State management’s expectation that South State will retain its strong capital position and asset quality upon completion of the transaction;

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  the opinion, dated April 26, 2017, of KBW, South State’s financial advisor, to the South State board of directors, to the effect that, as of that date, and based on the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW as set forth in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to South State, as more fully described below in “—Opinion of South State’s Financial Advisor”;

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  its review with its outside legal advisor, Wachtell Lipton, of the terms of the merger agreement, including the tax treatment, deal protection and termination provisions;

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  the fact that South State’s shareholders would have an opportunity to approve the merger;

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  South State’s past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions;

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  the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

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  the possibility of encountering difficulties in successfully integrating Park Sterling’s business, operations and workforce with those of South State;

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  certain anticipated merger-related costs;

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  the diversion of management attention and resources from the operation of South State’s business and toward the completion of the merger; and

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  the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions.

        While the South State board of directors considered the foregoing potentially positive and potentially negative factors, the South State board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the South State board of directors unanimously determined the merger agreement to be fair, advisable and in the best interests of South State and its shareholders, as well as South State’s other constituencies.

        The foregoing discussion of the information and factors considered by the South State board of directors is not intended to be exhaustive, but includes the material factors considered by the South State board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the South State board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the South State board of directors may have given different weight to different factors. The South State board of directors considered all these factors as a whole and considered the factors overall to be favorable to, and to support, its determination.

        The foregoing explanation of the South State board of directors’ reasoning and all other information presented in this section contains information that is forward-looking in nature, and therefore should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of South State’s Financial Advisor

        South State engaged KBW to render financial advisory and investment banking services to South State, including providing an opinion to the South State board of directors as to the fairness, from a financial point of view, to South State of the exchange ratio in the merger. South State selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and familiarity with South State and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

        In connection with its engagement, representatives of KBW attended the meeting of the South State board of directors held on April 26, 2017 at which the South State board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the merger and rendered an oral opinion (subsequently confirmed in writing) to the South State board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to South State. The South State board of directors approved the merger agreement at this meeting.

        The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the written opinion, dated April 26, 2017, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion. South State’s shareholders are encouraged to read the opinion in its entirety.

        KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the South State board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to South State. It did not address the underlying business decision of South State to engage in the merger or enter into the merger agreement or constitute a recommendation to the South State board of directors in connection with the merger, and it does not constitute a recommendation to any holder of South State common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

        KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

        In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of South State and Park Sterling and bearing upon the merger, including, among other things:

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  a draft of the merger agreement, dated April 24, 2017 (the most recent draft made available to KBW);

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  the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of South State;

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  the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of Park Sterling;

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  certain unaudited quarterly financial results for the quarter ended March 31, 2017 of South State (contained in the Current Report on Form 8-K filed by South State with the Securities and Exchange Commission on April 21, 2017);

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  certain preliminary and unaudited quarterly financial results for the quarter ended March 31, 2017 of Park Sterling (provided by representatives of Park Sterling);

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  certain regulatory filings of South State, Park Sterling and their respective subsidiaries, including (as applicable) the semi-annual reports on Form FR Y-9SP and quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the three year period ended December 31, 2016;

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  certain other interim reports and other communications of South State and Park Sterling to their respective shareholders; and

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  other financial information concerning the respective businesses and operations of South State and Park Sterling furnished to KBW by South State and Park Sterling or which KBW was otherwise directed to use for purposes of its analysis.

        KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

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  the historical and current financial position and results of operations of South State and Park Sterling;

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  the assets and liabilities of South State and Park Sterling;

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  the nature and terms of certain other merger transactions and business combinations in the banking industry;

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  a comparison of certain financial and stock market information of South State and Park Sterling with similar information for certain other companies, the securities of which were publicly traded;

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  publicly available consensus “street estimates” of Park Sterling for 2017 published by FactSet Research Systems, as well as assumed Park Sterling long-term growth rates provided to KBW by South State management, all of which information was discussed with KBW by South State management and used and relied upon by KBW at the direction of South State management and with the consent of the South State board of directors;

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  publicly available consensus “street estimates” of South State for 2017 published by FactSet Research Systems, as well as assumed South State long-term growth rates provided to KBW by South State management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the South State board of directors; and

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  estimates regarding certain pro forma financial effects of the merger on South State (including without limitation the cost savings and related expenses expected to result or be derived from the merger) that were prepared by South State management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the South State board of directors.

        KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held by the managements of South State and Park Sterling regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

        In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of South State as to the reasonableness and achievability of the 2017 publicly available consensus “street estimates” of South State and Park Sterling, the assumed long-term growth rates of South State and Park Sterling, and the estimates regarding certain pro forma financial effects of the merger on South State (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), all as referred to above, as well as the assumptions set forth in and the bases for all such information. KBW assumed, at the direction of South State, that all of the foregoing information was reasonably prepared on bases reflecting, or in the case of the publicly available consensus “street estimates” of South State and Park Sterling referred to above that such estimates were consistent with, the best currently available estimates and judgments of South State management, and that the forecasts and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

        It is understood that the portion of the foregoing financial information of South State and Park Sterling that was provided to KBW was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the 2017 publicly available consensus “street estimates” of South State and Park Sterling, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the management of South State and with the consent of the South State board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

        KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either South State or Park Sterling since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with South State’s consent, that the aggregate allowances for loan and lease losses for each of South State and Park Sterling are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of South State or Park Sterling, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of South State or Park Sterling under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

        KBW assumed, in all respects material to its analyses:

  •
  the merger and any related transaction (including the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft version of the merger agreement referred to above that had been reviewed by KBW) with no adjustments to the exchange ratio;

  •
  the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

  •
  each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

  •
  that all conditions to the completion of the merger and any related transaction (including the bank merger) would be satisfied without any waivers or modifications to the merger agreement or any related documents; and

  •
  in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions (including the bank merger), no delay, limitation, restriction or condition, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of South State, Park Sterling or the pro forma entity or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

        KBW assumed that the merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Exchange Act and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of South State that South State relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to South State, Park Sterling, the merger and any related transaction (including the bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

        KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to South State. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger or any such related transaction, or any consequences of the merger or any such related transaction to South State, its shareholders, creditors or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

  •
  the underlying business decision of South State to engage in the merger or enter into the merger agreement;

  •
  the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by South State or the South State board of directors;

  •
  the fairness of the amount or nature of any compensation to any of South State’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of South State common stock or relative to the exchange ratio;

  •
  the effect of the merger or any related transaction (including the bank merger) on, or the fairness of the consideration to be received by, holders of any class of securities of South State, Park Sterling or any other party to any other transaction contemplated by the merger agreement;

  •
  the actual value of South State common stock to be issued in the merger;

  •
  the prices, trading range or volume at which South State common stock or Park Sterling common stock might trade following the public announcement of the merger or the prices, trading range or volume at which South State common stock might trade following the consummation of the merger;

  •
  any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

  •
  any legal, regulatory, accounting, tax or similar matters relating to South State, Park Sterling, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

        In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, South State and Park Sterling. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the South State board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the South State board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between South State and Park Sterling and the decision to enter into the merger agreement was solely that of the South State board of directors.

Summary of Analysis by KBW

        The following is a summary of the material financial analyses presented by KBW to the South State board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the South State board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

        For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $680.5 million, or $12.68 per outstanding share of Park Sterling common stock outstanding as of March 31, 2017, based on the exchange ratio of 0.14 and the closing price of South State common stock on April 25, 2017. In addition to the financial analyses described below, KBW reviewed with the South State board of directors for informational purposes, among other things, the implied transaction multiple for the merger of 18.4x Park Sterling’s estimated 2018 earnings per share (“EPS”), which was taken from publicly available consensus “street estimates” for Park Sterling published by FactSet Research Systems, based on the implied transaction value for the merger of $12.68 per outstanding share of Park Sterling common stock.

        South State Selected Companies Analysis.    Using publicly available information, KBW compared the financial performance, financial condition and market performance of South State to 13 selected banks that were listed on the NASDAQ, the New York Stock Exchange or NYSE MKT and headquartered in the Southeast with total assets between $8.0 billion and $20.0 billion.

        The selected companies were as follows:

BancorpSouth, Inc.	Simmons First National Corporation
Capital Bank Financial Corp.	Trustmark Corporation
FCB Financial Holdings, Inc.	Union Bankshares Corporation
Home BancShares, Inc.	United Bankshares, Inc.
Bank of the Ozarks, Inc.	United Community Banks, Inc.
Pinnacle Financial Partners, Inc.	WesBanco, Inc.
Renasant Corporation

        To perform this analysis, KBW used profitability data and other financial information for, as of, or, in the case of latest 12 months (“LTM”) information, through, the most recent completed quarter (“MRQ”) available (which in the case of South State was the fiscal quarter ended March 31, 2017) and market price information as of April 25, 2017. KBW also used 2017 and 2018 EPS estimates, which were taken from publicly available consensus “street estimates” for South State and the selected companies published by FactSet Research Systems. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in South State’s historical financial statements, or the data prepared by Stephens presented under the section “—Opinion of Park Sterling’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

        KBW’s analysis showed the following concerning the financial performance of South State and the selected companies:

			Selected Companies
	South State		25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (%)(1)	1.23		1.03	1.12	1.25	1.25
MRQ Core Return on Average Equity (%)(1)	8.60		7.87	8.64	9.72	10.55
MRQ Core Return on Average Tangible Common Equity (%)(1)	12.82		11.48	13.12	13.69	15.76
MRQ Net Interest Margin (%)	4.08		3.41	3.61	3.77	3.98
MRQ Efficiency Ratio (%)	62.0	(2)	45.4	55.6	54.1	62.3

(1)
Core income excluded extraordinary items, non-recurring items and gains / (losses) on sale of securities and non-controlling interests and included amortization of intangibles and goodwill impairment.

(2)
Calculated by dividing noninterest expense, excluding branch consolidation cost and merger cost, by net interest income and noninterest income, excluding gains (losses) on sale of securities, other than temporary impairment and FDIC early termination of South State’s loss share agreement, which occurred in the second quarter of 2016.

        KBW’s analysis also showed the following concerning the financial condition of South State and the selected companies:

			Selected Companies
	South State		25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets (%)	8.85		8.74	9.49	9.58	10.26
Leverage Ratio (%)	10.00		9.95	10.50	10.53	10.94
CET1 Ratio (%)	11.90		11.23	12.18	11.39	12.16
Total Risk Based Capital Ratio (%)	13.30		12.97	13.59	13.54	14.22
Loans / Deposits (%)	88.1		88.3	91.0	91.4	94.2
Loan Loss Reserve / Gross Loans (%)	0.69	(2)	0.88	0.67	0.75	0.58
Nonperforming Assets / Loans + OREO (%)(1)	0.71		1.31	1.05	1.02	0.70
LTM Net Charge-Offs / Average Loans (%)	0.05		0.13	0.12	0.13	0.08

(1)
NPAs / Loans + OREO adjusted to exclude loans and other real estate owned (“OREO”) covered by FDIC loss share agreements. Nonperforming assets otherwise included nonaccrual loans, restructured loans and OREO.

(2)
Calculated by dividing the allowance for non-acquired loans by non-acquired loans.

        In addition, KBW’s analysis showed the following concerning the market performance of South State and the selected companies:

		Selected Companies
	South State	25th Percentile	Median	Average	75th Percentile
One - Year Stock Price Change (%)	30.0	18.8	31.2	28.5	36.1
One - Year Total Return (%)	32.2	20.6	32.6	30.9	40.4
Stock Price / Book Value per Share (%)	168	151	168	173	190
Stock Price / Tangible Book Value per Share (%)	285	211	224	243	259
Stock Price / 2017 EPS Estimate (x)	21.7	17.3	18.6	18.4	19.1
Stock Price / 2018 EPS Estimate (x)	17.9	15.0	15.6	15.7	16.2
Dividend Yield (%)(1)	1.5	1.3	1.6	1.8	2.3
MRQ Dividend Payout Ratio (%)(1)	52.4	26.3	31.7	35.5	44.4

(1)
Dividend yield and MRQ dividend payout ratio reflected most recent quarterly dividend annualized as a percentage of stock price and annualized MRQ EPS, respectively. One of the selected companies did not pay dividends in its most recent completed quarter.

        No company used as a comparison in the above-selected companies analysis is identical to South State. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

        Park Sterling Selected Companies Analysis.    Using publicly available information, KBW compared the financial performance, financial condition and market performance of Park Sterling to eight selected banks that were listed on the NASDAQ, the New York Stock Exchange or NYSE MKT and headquartered in Georgia, North Carolina, South Carolina or Virginia with total assets between $2.0 billion and $5.0 billion. Merger targets were excluded from the selected companies.

        The selected companies were as follows:

Fidelity Southern Corporation	HomeTrust Bancshares, Inc.
State Bank Financial Corporation	Atlantic Capital BancShares, Inc.
First Bancorp	First Community Bancshares, Inc.
Xenith Bankshares, Inc.	WashingtonFirst Bankshares, Inc.

        To perform this analysis, KBW used profitability data and other financial information for, as of, or, in the case of LTM information, through, the most recent completed quarter available (which in the case of Park Sterling was the fiscal quarter ended December 31, 2016) and market price information as of April 25, 2017. KBW also used 2017 and 2018 EPS estimates, which were taken from publicly available consensus “street estimates” for Park Sterling and the selected companies published by FactSet Research Systems. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Park Sterling’s historical financial statements, or the data prepared by Stephens presented under the section “—Opinion of Park Sterling’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

        KBW’s analysis showed the following concerning the financial performance of Park Sterling and the selected companies:

		Selected Companies
	Park Sterling
		25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (%)(1)	0.93	0.68	0.90	0.84	0.96
MRQ Core Return on Average Equity (%)(1)	8.36	4.86	7.68	7.15	9.26
MRQ Core Return on Average Tangible Common Equity (%)(1)	10.55	5.19	9.49	8.41	10.91
MRQ Net Interest Margin (%)	3.60	3.26	3.40	3.62	3.97
MRQ Efficiency Ratio (%)	66.6	61.2	65.2	67.0	73.4

(1)
Core income excluded extraordinary items, non-recurring items and gains / (losses) on sale of securities and non-controlling interests and included amortization of intangibles and goodwill impairment.

        KBW’s analysis also showed the following concerning the financial condition of Park Sterling and the selected companies:

		Selected Companies
	Park Sterling
		25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets (%)	8.84	8.80	10.30	10.56	12.66
Leverage Ratio (%)	9.92	9.67	10.46	10.81	11.35
CET1 Ratio (%)	11.04	10.77	11.61	12.04	14.11
Total Risk Based Capital Ratio (%)	12.48	13.28	13.63	14.14	15.60
Loans / Deposits (%)	96.1	91.5	96.3	95.9	99.4
Loan Loss Reserve / Gross Loans (%)	0.50	0.98	0.91	0.93	0.89
Nonperforming Assets / Loans + OREO (%)(1)	0.58	2.25	1.78	1.56	0.65
LTM Net Charge-Offs / Average Loans (%)	(0.02)	0.17	0.14	0.20	0.11

(1)
NPAs / Loans + OREO adjusted to exclude loans and OREO covered by FDIC loss share agreements. Nonperforming assets otherwise included nonaccrual loans, restructured loans and OREO.

        In addition, KBW’s analysis showed the following concerning the market performance of Park Sterling and the selected companies:

		Selected Companies
	Park Sterling
		25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change (%)	75.3	29.0	36.8	38.4	42.8
One-Year Total Return (%)	78.4	32.4	37.8	40.1	44.0
Stock Price / Book Value per Share (%)	183	132	163	156	172
Stock Price / Tangible Book Value per Share (%)	232	164	182	179	199
Stock Price / 2017 EPS Estimate (x)	20.7	17.7	19.1	20.9	25.0
Stock Price / 2018 EPS Estimate (x)	17.8	14.4	17.1	17.3	18.6
Dividend Yield (%)(1)	1.3	1.0	2.1	1.7	2.1
MRQ Dividend Payout Ratio (%)(1)	40.0	20.6	30.0	32.5	42.1

(1)
Dividend yield and MRQ dividend payout ratio reflected most recent quarterly dividend annualized as a percentage of stock price and annualized MRQ EPS, respectively. Three of the selected companies did not pay dividends in its most recent completed quarter.

        No company used as a comparison in the above-selected companies analysis is identical to Park Sterling. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

        Select Transactions Analysis.    KBW reviewed publicly available information related to 24 selected U.S. whole bank and thrift transactions announced since January 1, 2016 with announced deal values between $200 million and $1 billion. The selected transactions were as follows:

Acquiror	Acquired Company
PacWest Bancorp	CU Bancorp
Home BancShares, Inc.	Stonegate Bank
First Merchants Corporation	Independent Alliance Banks, Inc.
Heartland Financial USA, Inc.	Citywide Banks of Colorado, Inc.
FB Financial Corporation	American City Bank / Clayton Bank and Trust
First Busey Corporation	First Community Financial Partners, Inc.
Simmons First National Corporation	First Texas BHC, Inc.
Columbia Banking System, Inc.	Pacific Continental Corporation
Simmons First National Corporation	Southwest Bancorp, Inc.
Pacific Premier Bancorp, Inc.	Heritage Oaks Bancorp
Independent Bank Group, Inc.	Carlile Bancshares, Inc.
First Interstate BancSystem, Inc.	Cascade Bancorp
Access National Corporation	Middleburg Financial Corporation
Community Bank Systems, Inc.	Merchants Bancshares, Inc.
United Bankshares, Inc.	Cardinal Financial Corporation
Cathay General Bancorp	SinoPac Bancorp
First Midwest Bancorp, Inc.	Standard Bancshares, Inc.
People’s United Financial, Inc.	Suffolk Bancorp
South State Corporation	Southeastern Bank Financial Corporation
WesBanco, Inc.	Your Community Bankshares, Inc.
Mechanics Bank	California Republic Bancorp
Pinnacle Financial Partners, Inc.	Avenue Financial Holdings, Inc.
Old National Bancorp	Anchor BanCorp Wisconsin Inc.
OceanFirst Financial Corp.	Cape Bancorp, Inc.

        For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements and, to the extent publicly available, publicly available one-year forward year EPS consensus “street estimates” published by FactSet Research Systems prior to the announcement of the respective transaction:

  •
  Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

  •
  Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income);

  •
  Price per common share to estimated EPS of the acquired company in the 15 selected transactions in which consensus “street estimates” for the acquired company were then available; and

  •
  Tangible equity premium to core deposits (which was defined as total deposits less time deposits greater than $100,000) of the acquired company, referred to as the core deposit premium.

        KBW also reviewed the price per common share paid for the acquired company for the 15 selected transactions in which the acquired company was publicly traded as a premium/discount to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the merger of $680.5 million and using historical financial information for Park Sterling as of or for the 12 months ended December 31, 2016 and publicly available 2017 EPS consensus “street estimates” for Park Sterling published by FactSet Research Systems. The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples for two of the selected transactions, which multiples were considered to be not meaningful because they were greater than 35.0x):

		Selected Transactions
	South State / Park Sterling Merger
Transaction Price to		25th Percentile	Average	Median	75th Percentile
Tangible Book Value (%)	240	185	209	209	233
LTM EPS (x)	26.9	18.4	22.0	21.9	27.2
Estimated EPS (x)	21.6	19.2	22.5	21.8	25.3
Core Deposit Premium (%)	18.5	11.3	14.0	13.7	18.6
One-Day Market Premium (%)	3.1	8.8	20.1	15.9	29.5

        No company or transaction used as a comparison in the above-selected transactions analysis is identical to Park Sterling or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

        Relative Contribution Analysis.    KBW analyzed the relative standalone contribution of South State and Park Sterling to various pro forma balance sheet and income statement items and the pro forma market value of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and net income data of South State as of or for the twelve-month period ended March 31, 2017 and of Park Sterling as of or for the twelve-month period ended December 31, 2016, (ii) publicly available EPS consensus “street estimates” of South State and Park Sterling for 2017 published by FactSet Research Systems and assumed long-term growth rates provided by South State management, and (iii) market price data as of April 25,

2017. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of South State and Park Sterling shareholders in the combined company based on the exchange ratio of 0.14 in the merger:

	South State as a % of Total	Park Sterling as a % of Total
Balance Sheet
Total Assets	77.4%	22.6%
Gross Loans	76.7%	23.3%
Total Deposits	78.2%	21.8%
Equity	81.6%	18.4%
Tangible Common Equity	76.8%	23.2%
Income Statement
LTM GAAP Net Income	82.7%	17.3%
2017 Estimated GAAP Net Income	81.8%	18.2%
2018 Estimated GAAP Net Income	81.8%	18.2%
Market Value	80.2%	19.8%
Pro Forma Ownership Based on Merger Exchange Ratio	79.8%	20.2%

        Pro Forma Financial Impact Analysis.    KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of South State and Park Sterling. Using closing balance sheet estimates as of December 31, 2017 for South State and Park Sterling that were provided by South State management, publicly available EPS consensus “street estimates” of South State for 2017 published by SNL Financial, publicly available EPS consensus “street estimates” for Park Sterling for 2017 published by FactSet Research Systems, assumed long-term growth rates provided by South State management and pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger and certain accounting adjustments assumed with respect thereto) provided by South State management, KBW analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to South State’s 2018 estimated EPS and dilutive to South State’s estimated tangible book value per share at closing. Furthermore, the analysis indicated that, pro forma for the merger, South State’s tangible common equity to tangible assets ratio, leverage ratio, Common Equity Tier 1 Ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital Ratio at closing could be lower. For all of the above analysis, the actual results achieved by South State following the merger may vary from the projected results, and the variations may be material.

        Discounted Cash Flow Analysis.    KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Park Sterling, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments assumed with respect thereto. In this analysis, KBW used publicly available EPS consensus “street estimates” of Park Sterling for 2017 published by FactSet Research Systems, assumed long-term growth rates provided by South State management, and estimated cost savings and related expenses and accounting adjustments provided by South State management. KBW assumed discount rates ranging from 9.0% to 12.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that Park Sterling could generate over the five-year period from 2018 to 2022 and (ii) the present value of Park Sterling’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and accounting adjustments. KBW assumed that Park Sterling would maintain a tangible-common-equity-to-tangible-assets ratio of 8.00% and Park Sterling would retain sufficient earnings to maintain that level. In calculating the terminal value of Park Sterling, KBW applied a range of 14.0x to 18.0x estimated 2023 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Park Sterling common stock, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments assumed with respect thereto, of $12.12 per share to $16.53 per share.

        The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Park Sterling.

        Miscellaneous.    KBW acted as financial advisor to South State in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to certain existing sales and trading relationships between a KBW affiliate and South State, and between KBW and certain of its affiliates and Park Sterling), may from time to time purchase securities from, and sell securities to, South State and Park Sterling. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of South State or Park Sterling for its and their own accounts and for the accounts of its and their respective customers and clients.

        Pursuant to the KBW engagement agreement, South State agreed to pay KBW a non-refundable cash fee equal to $3,000,000, the entire amount of which is contingent upon the consummation of the merger. South State also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to this present engagement, in the two years preceding the date of KBW’s opinion, KBW has provided investment banking and financial advisory services to South State for which compensation was received. KBW acted as financial advisor to South State in connection with its January 2017 acquisition of Southeastern Bank Financial Corporation. In addition, KBW acted as financial advisor to South State in connection with its acquisition of certain branches of Bank of America, National Association, which acquisition was completed in August 2015. In connection with those acquisitions, KBW received fees of approximately $2.1 million in the aggregate from South State. In the two years preceding the date of KBW’s opinion, KBW provided investment banking and financial advisory services to Park Sterling and received compensation for such services. KBW acted as financial advisor to Park Sterling in connection with its January 2016 acquisition of First Capital Bancorp, Inc. In connection with that acquisition, KBW received a fee of approximately $0.65 million from Park Sterling. KBW may in the future provide investment banking and financial advisory services to South State and receive compensation for such services.

Park Sterling’s Reasons for the Merger; Recommendation of the Park Sterling Board of Directors

        After careful consideration, Park Sterling’s board of directors, at a meeting held on April 26, 2017, unanimously determined that the merger agreement and the merger are in the best interests of Park Sterling and its shareholders.

        Accordingly, Park Sterling’s board of directors unanimously adopted and approved the merger agreement and unanimously recommends that Park Sterling shareholders vote (1) “FOR” the approval of the Park Sterling merger proposal, (2) “FOR” the approval of the Park Sterling adjournment proposal, if necessary or appropriate, and (3) “FOR” the approval of the compensation proposal.

        In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger, Park Sterling’s board of directors consulted with Park Sterling’s management, as well as its independent financial and legal advisors, and considered a number of factors, including the following potentially positive material factors:

  •
  the value of the consideration to be received by Park Sterling’s shareholders relative to recent prices, dividend history, book value and earnings per share of Park Sterling’s common stock. The board also considered the historical performance of South State’s common stock, South State’s liquidity in terms of average daily trading volume and the levels of future cash dividends anticipated to be received by Park Sterling shareholders, and the fact that as a result of the stock consideration to be received in the merger, Park Sterling’s shareholders will have the opportunity to participate in the future growth and opportunities of the combined company;

  •
  information about South State and Park Sterling, including but not limited to, the business and financial condition, results of operations, earnings and business prospects, and debt service and other existing financial obligations, as well as the competence, experience and integrity of management of both South State and Park Sterling;

  •
  the likelihood of successful execution of the proposed merger, in light of, among other things, the conditions to the closing of the merger, the likelihood of obtaining required regulatory approvals and the remedies available to Park Sterling under the merger agreement in the event of various breaches by South State;

  •
  the prospects of the combined company and bank relative to those of Park Sterling and Park Sterling Bank as an independent institution, which are influenced by, among other things, the following factors:

  •
  the board’s view that the combined bank will operate with greater scale and operating efficiency and will, as a result, have enhanced financial performance;

  •
  the board’s view that the combined bank, given its larger size and increased geographic footprint, will have an enhanced competitive presence through access to new markets, product offerings and legal lending limits;

  •
  the board’s view that the combined bank will receive greater recognition from potential customers, investors and potential strategic partners; and

  •
  the board’s view that a combination with South State represented a unique strategic fit given the complementary strengths and market positions of each company and provided an opportunity to fulfill Park Sterling’s longstanding strategic objective to become a regional community bank with sufficient scale to afford offering a broad array of commercial and consumer banking services;

  •
  the financial terms of recent business combinations involving banks and bank holding companies, particularly in the southeastern United States, and a comparison of the multiples of selected combinations with the terms of the proposed merger with South State, as well as the other terms of the merger agreement and their comparability to those in other recent consolidation transactions;

  •
  the risks and uncertainties facing Park Sterling shareholders associated with alternatives to the proposed merger (including potential alternative acquisition proposals and the possibility of remaining independent), and the timing and likelihood of accomplishing such alternatives;

  •
  Park Sterling’s prospects as an independent entity, including challenges related to increasing regulatory burdens and overhead expense and Park Sterling’s ability to successfully compete against banks in its footprint that are becoming significantly larger due to the rapid consolidation taking place in the community bank market;

  •
  the current environment in the financial services industry, including national, regional and local economic conditions, continued consolidation, increased regulatory burdens, evolving trends in technology, increasing nationwide and global competition, current financial market conditions, the current environment for community banks, particularly in the markets in which Park Sterling operates, and the likely effects of these factors on the combined company’s potential growth, development, productivity, profitability and strategic options;

  •
  the fact that, notwithstanding that the implied value of the merger consideration as of April 25, 2017, the last trading day prior to the execution of the merger agreement, of approximately $12.68 for each share of Park Sterling common stock, based on South State’s closing stock price of $90.55 on that date, represented a premium of approximately 3.2% over the closing price of Park Sterling’s common stock on that date, the implied value of the merger consideration also represented a 16.8% premium over the closing price of Park Sterling’s common stock of $10.86 on January 20, 2017, the last trading day prior to the announcement of the acquisition of BNC Bancorp by Pinnacle Financial Partners, Inc., after which Park Sterling’s board of directors believes that Park Sterling’s common stock began trading at a higher price due to market perceptions about the likelihood of Park Sterling or another similarly situated community bank in North Carolina undertaking a strategic transaction and the relative scarcity of such community banks that could undertake such a transaction;

  •
  the opinion of Stephens delivered to the Park Sterling board of directors on April 26, 2017, and subsequently confirmed in writing, to the effect that, as of April 26, 2017, the merger consideration was fair, from a financial point of view, to the holders of Park Sterling’s common stock, as more fully described below in “—Opinion of Park Sterling’s Financial Advisor”;

  •
  the fact that the merger agreement provides that Park Sterling may take certain actions in response to an unsolicited bona fide written acquisition proposal under specific circumstances, in the event that Park Sterling’s board of directors concludes in good faith (in accordance with the merger agreement and after consultation with its outside legal counsel and financial advisors) that the failure to take such actions would be reasonably likely to violate the directors’ fiduciary duties under applicable law;

  •
  the fact that the proposed merger was structured as a tax-free exchange, providing certain tax benefits to Park Sterling’s shareholders;

  •
  the continued representation of Park Sterling on South State’s board of directors after the closing of the merger through the appointment of two directors currently serving as Park Sterling directors to the board of directors of each of South State and South State Bank; and

  •
  South State’s commitment in the merger agreement to undertake a balanced selection process in filling positions, honor certain incentive plan payments that were projected as of the date of the merger agreement to be earned by certain Park Sterling employees, provide severance benefits to employees who would not continue with the combined company but who would be critical to see Park Sterling’s operations through to closing or conversion and maintain certain benefits to continuing Park Sterling employees for the remainder of the fiscal year following the closing date.

        In the course of reaching its decision, Park Sterling’s board of directors also considered a number of potentially negative factors including, among others, the following:

  •
  the potential risk of diverting management attention and resources from the operation of Park Sterling’s business and towards the completion of the merger, and the possibility of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the merger;

  •
  the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Park Sterling’s business, operations and workforce with those of South State;

  •
  the fact that, because the merger consideration is a fixed exchange ratio of 0.14 shares of South State common stock for each share of Park Sterling common stock, Park Sterling shareholders could be adversely affected by a decrease in the trading price of South State common stock prior to the completion of the proposed merger;

  •
  the fact that some of Park Sterling’s directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Park Sterling shareholders (see “—Interests of Park Sterling’s Directors and Executive Officers in the Merger”);

  •
  the risk that necessary regulatory approvals may be delayed, conditioned or denied;

  •
  the restrictions on the conduct of Park Sterling’s business prior to the completion of the proposed merger, which could delay or prevent Park Sterling from realizing certain business opportunities or taking certain actions with respect to its operations that it would otherwise take absent the proposed merger;

  •
  the fact that the merger agreement prohibits Park Sterling from soliciting alternative proposals; and

  •
  the possibility that the termination fee payable to South State if the merger agreement is terminated under certain circumstances might have the effect of discouraging alternative acquisition proposals or reducing the price offered in such proposals.

        While Park Sterling’s board of directors considered the foregoing potentially positive and potentially negative factors, Park Sterling’s board of directors concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, Park Sterling’s board of directors unanimously determined the merger agreement to be fair, advisable and in the best interests of Park Sterling and its shareholders.

        The foregoing discussion of the information and factors considered by the Park Sterling board of directors is not intended to be exhaustive but includes the material factors considered by the Park Sterling board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the Park Sterling board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the Park Sterling board of directors may have given different weight to different factors. The Park Sterling board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, Park Sterling’s management and Park Sterling’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

        The foregoing explanation of Park Sterling’s board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Park Sterling’s Financial Advisor

        Park Sterling engaged Stephens to render financial advisory and investment banking services to Park Sterling, including an opinion to the Park Sterling board of directors as to the fairness, from a financial point of view, to the holders of Park Sterling common stock, other than the directors, officers, managers and affiliates of Park Sterling (who we refer to as the “public shareholders”), of the merger consideration in the proposed merger of Park Sterling with and into South State. Park Sterling selected Stephens because Stephens is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, Stephens is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

        At the April 26, 2017 meeting of the Park Sterling board of directors, representatives of Stephens rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Park Sterling board dated April 26, 2017, as to the fairness, as of such date, from a financial point of view, to Park Sterling’s public shareholders, of the merger consideration to be received by such shareholders in the transaction pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

        The full text of the written opinion of Stephens is attached as Annex C to this joint proxy statement/prospectus. The summary of the opinion of Stephens set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. Holders of Park Sterling common stock are urged to read this opinion in its entirety.

        Stephens provided its opinion for the information of the Park Sterling board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger transaction and its opinion only addresses whether the merger consideration to be received by Park Sterling’s public shareholders, in the transaction pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Stephens does not address any other term or aspect of the merger agreement or the merger transaction contemplated thereby. The Stephens opinion does not constitute a recommendation to the Park Sterling board or to any holder of Park Sterling common stock as to how the board, such shareholder or any other person should vote or otherwise act with respect to the merger transaction or any other matter. Stephens does not express any opinion as to the likely trading range of South State common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the operations, financial condition or prospects of South State at that time.

        In connection with its review of the proposed merger transaction and the preparation of its opinion, Stephens, among other things:

  •
  reviewed the most recent draft provided to Stephens of the merger agreement;

  •
  analyzed certain publicly available financial statements and reports regarding Park Sterling and South State;

  •
  analyzed certain publicly available consensus earnings estimates of Park Sterling and South State for 2017 and 2018, as well as assumed long-term growth rates based thereon, all of which information was discussed with Stephens by Park Sterling and South State management and used and relied upon by Stephens with permission of such management;

  •
  analyzed, on a pro forma basis in reliance upon publicly available consensus earnings estimates published by FactSet Research Systems and other information concerning Park Sterling and South State prepared by, and assumptions provided by, the management teams of Park Sterling and South State, the effect of the merger on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of South State;

  •
  reviewed the reported prices and trading activity for the common stock of Park Sterling and South State;

  •
  compared the financial performance and trading prices of Park Sterling and South State with that of certain other publicly traded companies that Stephens deemed relevant to its analysis of the merger;

  •
  reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to its analysis of the merger;

  •
  discussed with management of Park Sterling and management of South State the operations of and future business prospects for Park Sterling and South State and the anticipated financial consequences of the merger to Park Sterling and South State, including potential cost savings or potential synergies;

  •
  assisted in Park Sterling deliberations regarding the material terms of the merger and in negotiations with South State; and

  •
  performed such other analyses as Stephens deemed appropriate.

        Stephens relied on the accuracy and completeness of the information and financial data provided to it by Park Sterling and South State and on the other information reviewed by it in connection with the preparation of its opinion, and its opinion is based upon such information. Stephens has not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The managements of Park Sterling and South State informed Stephens that they were not aware of any relevant information that had been omitted or remained undisclosed to Stephens. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of Park Sterling or of South State, and Stephens was not furnished with any such evaluations or appraisals; nor did Stephens evaluate the solvency or fair value of Park Sterling or of South State under any laws relating to bankruptcy, insolvency or similar matters. Stephens has not received or reviewed any individual credit files nor did Stephens make an evaluation of the adequacy of the allowance for loan losses of Park Sterling or South State. Stephens has not assumed any obligation to conduct any physical inspection of the properties or facilities of Park Sterling or South State. Stephens has further relied, with the consent of Park Sterling, upon Park Sterling and South State management as to the reasonableness and achievability of (i) the publicly available consensus earnings estimates of Park Sterling and South State and the assumed long-term growth rates based thereon that were discussed with Stephens by such management and that it was directed by such management to use and (ii) the projected balance sheet and capital data of Park Sterling and the estimates regarding certain pro forma financial effects of the merger on South State (and the assumptions and bases therefor, including but not limited to cost savings and related expenses expected to result from the merger) that were prepared by South State management and provided to and discussed with Stephens by such management. Stephens has assumed, with the consent of Park Sterling, that all such information is consistent with (in the case of Park Sterling and South State earnings estimates), or was otherwise reasonably prepared on a basis reflecting, the best currently available estimates and judgments of such management and that the forecasts, estimates and projected data reflected in such information will be realized in the amounts and in the time periods currently estimated. Stephens has also assumed that the representations and warranties contained in the merger agreement are true, correct and complete in all material respects. In formulating its opinion, Stephens considered only the merger consideration to be received by Park Sterling’s public shareholders, and Stephens did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Park Sterling, or such class of persons, in connection with the merger transaction whether relative to the merger consideration or otherwise. Stephens was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger transaction to the holders of any class of securities, creditors or other constituencies of Park Sterling, or to any other party, except for Park Sterling’s public shareholders; or (2) the fairness of the transaction to any one class or group of Park Sterling’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Park Sterling’s or such other party’s security holders or other constituents.

        Material Financial Analyses.    The following summarizes the material financial analyses reviewed by Stephens with the Park Sterling board of directors at its meeting on April 26, 2017, which material was considered by Stephens in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Park Sterling, South State or the contemplated merger transaction. For purposes of the financial analyses described below, Stephens utilized an implied transaction value for the proposed merger of $12.68 per share of Park Sterling common stock based on the 0.14x exchange ratio in the merger agreement and the closing price of South State common stock on April 25, 2017. In addition to the financial analyses described below, Stephens reviewed with the Park Sterling board for informational purposes, among other things, implied transaction statistics for the proposed merger of 23.5x, 21.5x and 18.4x Park Sterling’s LTM, 2017 and 2018 EPS, respectively, using reported LTM EPS and consensus EPS estimates for Park Sterling and 234.3% of Park Sterling’s tangible book value (“TBV”) per share as of March 31, 2017, in each case based on the implied transaction value for the proposed merger of $12.68 per share of Park Sterling common stock.

        Selected Public Companies Analysis.    Using publicly available information, Stephens compared the financial performance and financial condition of Park Sterling to 13 selected banks and thrifts headquartered in District of Columbia, Georgia, Maryland, North Carolina, South Carolina, Tennessee and Virginia that were traded on NASDAQ, the New York Stock Exchange or NYSE MKT with total assets between $2.0 billion and $5.0 billion. Stephens also reviewed the market performance of the selected companies. The selected companies were as follows:

  •
  Access National Corporation

  •
  Atlantic Capital Bancshares, Inc.

  •
  Carolina Financial Corporation

  •
  FB Financial Corporation

  •
  Fidelity Southern Corporation

  •
  First Bancorp

  •
  First Community Bancshares, Inc.

  •
  Franklin Financial Network, Inc.

  •
  HomeTrust Bancshares, Inc.

  •
  Old Line Bancshares, Inc.

  •
  Southern National Bancorp of Virginia, Inc.

  •
  WashingtonFirst Bankshares, Inc.

  •
  Xenith Bankshares, Inc.

        To perform this analysis, Stephens used MRQ profitability data and other financial information as of, or for the fiscal quarter or, where indicated, the LTM ended, March 31, 2017 and market price information as of April 25, 2017. Stephens also used 2017 and 2018 EPS estimates of the selected companies taken from consensus estimates. Certain financial data prepared by Stephens, as referenced in the tables presented below, may not correspond to the data presented in Park Sterling’s historical financial statements as a result of the different assumptions and methods used by Stephens to compute the financial data presented.

        Stephens’s analysis showed the following concerning the financial performance of Park Sterling and the selected companies:

	MRQ Core ROAA(1)	MRQ Core ROAE(2)	MRQ NIM(3)	MRQ Efficiency
Median	0.96%	9.29%	3.57%	63.9%
25th Percentile	0.88%	7.11%	3.30%	59.0%
75th Percentile	1.08%	11.57%	3.95%	71.0%
Park Sterling	0.93%	8.41%	3.68%	63.6%

(1)
Return on Average Assets. Core income excludes extraordinary items, nonrecurring items and gains / (losses) on sale of securities.

(2)
Return on Average Equity. Core income excludes extraordinary items, nonrecurring items and gains / (losses) on sale of securities.

(3)
Net Interest Margin.

        Stephens’s analysis also showed the following concerning the financial condition of Park Sterling and the selected companies:

	TCE / TA(1)	Leverage Ratio	Tier 1 Capital Ratio	Total Capital Ratio	NPAs / Assets
Median	9.75%	10.32%	12.29%	13.50%	0.67%
25th Percentile	8.70%	9.14%	10.61%	13.24%	0.51%
75th Percentile	10.52%	10.70%	13.74%	15.06%	1.44%
Park Sterling	8.89%	9.99%	12.01%	12.48%	0.46%

(1)
Tangible Common Equity / Tangible Assets.

        In addition, Stephens’s analysis showed the following concerning the market performance of the selected companies to the extent publicly available:

	Price / TBV(1) per share	Price / LTM EPS	Price / 2017E EPS	Price / 2018E EPS
Median	199%	19.5x	18.5x	15.4x
25th Percentile	179%	17.9x	17.3x	13.8x
75th Percentile	217%	22.3x	20.8x	17.3x
Park Sterling	227%	22.8x	20.8x	17.8x

(1)
Tangible Book Value.

        Furthermore, Stephens applied the median, 25th percentile and 75th percentile relative valuation multiples for each of the metrics to Park Sterling’s actual and projected financial results and determined the implied equity price per share of Park Sterling common stock and then compared those implied equity values per share to the implied transaction value for the proposed merger of $12.68 per share. The results of this are summarized below:

	Price / TBV per share	Price / LTM EPS	Price / 2017E EPS	Price / 2018E EPS
Median	$10.75	$10.51	$10.89	$10.61
25th Percentile	$9.69	$9.67	$10.22	$9.53
75th Percentile	$11.74	$12.06	$12.28	$11.96
Merger Consideration	$12.68	$12.68	$12.68	$12.68

        The low and high price-to-tangible-book-value-per-share multiples of the selected companies compared to Park Sterling were 136% and 328%, respectively. The low and high price-to-LTM-EPS multiples of the selected companies compared to Park Sterling were 13.3x and 34.2x, respectively. The low and high price-to-2017-estimated-EPS multiples of the selected companies compared to Park Sterling were 14.9x and 27.5x, respectively. The low and high stock-price-to-2018-estimated-EPS multiples of the selected companies compared to Park Sterling were 11.6x and 24.3x, respectively.

        No company used as a comparison in the above-selected companies analysis is identical to Park Sterling. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies involved.

        Using publicly available information, Stephens compared the financial performance and financial condition of South State to 14 selected banks and thrifts headquartered in Arkansas, Florida, Georgia, Mississippi, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Virginia and West Virginia that were traded on NASDAQ, the New York Stock Exchange or NYSE MKT with total assets between $8.0 billion and $15.0 billion. Stephens also reviewed the market performance of the selected companies. The selected companies were as follows:

  •
  Capital Bank Financial Corp.

  •
  Community Bank System, Inc.

  •
  Customers Bancorp, Inc.

  •
  FCB Financial Holdings, Inc.

  •
  Home BancShares, Inc.

  •
  NBT Bancorp Inc.

  •
  Northwest Bancshares, Inc.

  •
  Provident Financial Services, Inc.

  •
  Renasant Corporation

  •
  Simmons First National Corporation

  •
  Trustmark Corporation

  •
  Union Bankshares Corporation

  •
  United Community Banks, Inc.

  •
  WesBanco, Inc.

        To perform this analysis, Stephens used MRQ profitability data and other financial information as of, or for the fiscal quarter or, where indicated, the latest 12 months ended, March 31, 2017 and market price information as of April 25, 2017. Stephens also used 2017 and 2018 EPS estimates of South State and the selected companies taken from consensus estimates. Certain financial data prepared by Stephens, as referenced in the tables presented below, may not correspond to the data presented in South State’s historical financial statements as a result of the different assumptions and methods used by Stephens to compute the financial data presented.

        Stephens’s analysis showed the following concerning the financial performance for South State and the selected companies:

	MRQ Core ROAA(1)	MRQ Core ROAE(1)	MRQ NIM	MRQ Efficiency
Median	1.08%	8.48%	3.52%	59.4%
25th Percentile	0.95%	7.75%	3.37%	54.9%
75th Percentile	1.21%	10.23%	3.69%	62.1%
South State	1.25%	8.67%	4.08%	60.7%

(1)
Core income excludes extraordinary items, non-recurring items and gains / (losses) on sale of securities

        Stephens’s analysis also showed the following concerning the financial condition of South State and the selected companies:

	TCE / TA	Leverage Ratio	Tier 1 Capital Ratio	Total Capital Ratio	NPAs / Assets
Median	8.87%	10.16%	12.50%	13.45%	0.79%
25th Percentile	8.34%	9.39%	11.48%	12.84%	0.50%
75th Percentile	9.32%	10.58%	13.38%	14.36%	0.87%
South State	8.85%	10.00%	12.80%	13.30%	0.35%

        In addition, Stephens’s analysis showed the following concerning the market performance of the selected companies to the extent publicly available:

	Price / TBV per Share	Price / 2017E EPS	Price / 2018E EPS
Median	225%	18.3x	15.7x
25th Percentile	210%	17.5x	15.1x
75th Percentile	260%	19.0x	16.9x
South State	285%	21.7x	17.9x

        The low and high price-to-tangible-book-value-per-share multiples of the selected companies compared to South State were 148% and 370%, respectively. The low and high price-to-2017-estimated-EPS multiples of the selected companies compared to South State were 12.3x and 23.4x, respectively. The low and high stock-price-to-2018-estimated-EPS multiples of the selected companies compared to South State were 10.5x and 21.5x, respectively.

        No company used as a comparison in the above-selected companies analysis is identical to South State. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies involved.

        Selected Transaction Analysis.    Stephens analyzed publicly available information relating to selected transactions announced since January 1, 2016 involving nationwide targets with total assets between $1.5 billion and $5.0 billion. Stephens prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included (public announcement date of transaction shown in parentheses):

        National:

  •
  Acquisition of CU Bancorp by PacWest Bancorp (4/6/17)

  •
  Acquisition of Stonegate Bank by Home BancShares Inc. (3/27/17)

  •
  Acquisition of First Texas BHC Inc. by Simmons First National Corp. (1/23/17)

  •
  Acquisition of Pacific Continental Corp. by Columbia Banking System Inc. (1/9/17)

  •
  Acquisition of Southwest Bancorp Inc. by Simmons First National Corp. (12/14/16)

  •
  Acquisition of Heritage Oaks Bancorp by Pacific Premier Bancorp (12/13/16)

  •
  Acquisition of Carlile Bancshares Inc. by Independent Bank Group Inc. (11/21/16)

  •
  Acquisition of Cascade Bancorp by First Interstate BancSystem (11/17/16)

  •
  Acquisition of Merchants Bancshares Inc. by Community Bank System Inc. (10/24/16)

  •
  Acquisition of Cardinal Financial Corp. by United Bankshares Inc. (8/18/16)

  •
  Acquisition of Standard Bancshares Inc. by First Midwest Bancorp Inc. (6/28/16)

  •
  Acquisition of Suffolk Bancorp by People’s United Financial Inc. (6/27/16)

  •
  Acquisition of Southeastern Bank Financial Corp. by South State Corporation (6/17/16)

  •
  Acquisition of Lake Sunapee Bank Group by Bar Harbor Bankshares (5/5/16)

  •
  Acquisition of Your Community Bankshares Inc. by WesBanco Inc. (5/3/16)

  •
  Acquisition of California Republic Bancorp by Mechanics Bank (4/28/16)

  •
  Acquisition of Anchor BanCorp Wisconsin Inc. by Old National Bancorp (1/12/16)

  •
  Acquisition of Cape Bancorp Inc. by OceanFirst Financial Corp. (1/5/16)

        Stephens examined valuation multiples of transaction value compared to the target companies’ MRQ TBV, estimated next-twelve-months (“NTM”) earnings, LTM earnings, MRQ core deposits and closing stock price prior to transaction announcement, where such information was publicly available. Core deposits are defined as total deposits less time deposits of $100,000 or more. Stephens reviewed the median, 25th percentile and 75th percentile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Park Sterling implied by the merger consideration. Furthermore, Stephens applied the median, 25th percentile and 75th percentile relative valuation multiples from the nationwide transactions to Park Sterling’s MRQ TBV, LTM earnings, estimated NTM earnings, MRQ core deposits and closing stock price on April 25, 2017 to determine the implied equity price per share and then compared those implied equity values per share to the implied transaction value for the proposed merger of $12.68 per share. The results of the selected transactions analysis are summarized below:

	Price / TBV per share	Price / LTM EPS	Price / NTM EPS	Premium to Core Deposits	Market Premium
Median	204%	20.7x	20.5x	14.4%	20.7%
25th Percentile	176%	18.4x	19.2x	11.3%	7.8%
75th Percentile	236%	23.8x	22.6x	18.8%	33.9%
Merger Consideration	234%	23.5x	20.8x	19.0%	3.1%

	Price / TBV per share	Price / LTM EPS	Price / NTM EPS	Premium to Core Deposits	Market Premium
Median	$11.04	$11.20	$12.50	$10.93	$14.83
25th Percentile	$9.55	$9.94	$11.74	$9.73	$13.25
75th Percentile	$12.79	$12.83	$13.79	$12.60	$16.46
Merger Consideration	$12.68	$12.68	$12.68	$12.68	$12.68

        The low and high transaction-price-to-tangible-book-value-per-share multiples of the selected transactions were 123% and 306%, respectively. The low and high transaction price-to-LTM-EPS multiples of the selected transactions were 12.4x and 27.2x, respectively. The low and high transaction-price-to-NTM-EPS multiples of the selected transactions were 13.6x and 29.4x, respectively. The low and high premium to core deposits of the selected transactions were 5.5% and 21.1%, respectively. The low and high market premiums of the selected transactions were (0.1%) and 50.1%, respectively.

        No company or transaction used as a comparison in the above-selected transactions analysis is identical to Park Sterling or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

        Discounted Cash Flow Analysis.    Stephens performed a discounted cash flow analysis to estimate a range for the implied equity value of Park Sterling. In this analysis, Stephens used financial forecasts and projections relating to the earnings and assets of Park Sterling prepared, and provided to Stephens, by Park Sterling management, and assumed discount rates ranging from 11.0% to 15.0%. Stephens utilized the equity build-up method to calculate an appropriate range of discount rates for Park Sterling common stock. As detailed in the following table, which sets forth the calculation of the discount rate utilized, the discount rate equals the sum of the risk-free rate, the equity risk premium and the size premium:

Risk-free rate(1)	2.71%
Equity risk premium(2)	7.56%
Size premium(2)	2.38%

Discount rate	12.65%

(1)
The risk-free rate is represented as the yield on the twenty-year U.S. Treasury note as of April 25, 2017.

(2)
The equity risk premium and size premium were sourced from the Duff & Phelps 2017 Valuation Handbook.

        The ranges of implied equity values for Park Sterling were derived by adding (i) the present value of the estimated free cash flows that Park Sterling could generate over the period from 2018 to 2021 as a standalone company and (ii) the present value of Park Sterling’s implied terminal value at the end of such period. Stephens assumed that Park Sterling would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Park Sterling, Stephens applied a range of 16.0x to 20.0x estimated 2022 earnings. Stephens selected these multiples on the basis of its experience and professional judgment, including its review of, among other things, the trading multiples of selected companies that Stephens determined to be comparable to Park Sterling, as discussed above. This discounted cash flow analysis resulted in a range of implied values per share of Park Sterling common stock of approximately $9.69 per share to $13.53 per share.

        The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Park Sterling.

        Relative Contribution Analysis.    Stephens analyzed the relative standalone contribution of Park Sterling and South State to various pro forma balance sheet and income statement items of the combined entity. This analysis excluded purchase accounting adjustments. To perform this analysis, Stephens used (i) balance sheet data for Park Sterling and South State as of March 31, 2017 and (ii) operating income consensus estimates for Park Sterling and South State, where operating income is defined as income excluding extraordinary items, nonrecurring items and gains / (losses) on sale of securities. The results of the analysis are set forth in the following table, which also compares the results of the analysis with the implied pro forma ownership percentages of Park Sterling’s and South

State’s respective shareholders in the combined company based on the 0.14x exchange ratio in the proposed merger:

	South State % of Total	Park Sterling % of Total
Balance Sheet
Assets	77.1%	22.9%
Gross Loans	76.3%	23.7%
Deposits	78.3%	21.7%
Equity	81.4%	18.6%
Tangible Common Equity	76.4%	23.6%
Income Statement
LTM Operating Income	81.1%	18.9%
2017 Estimated Operating Income	81.6%	18.4%
2018 Estimated Operating Income	79.8%	20.2%
Ownership
100% Common Stock at 0.14x Exchange Ratio	79.7%	20.3%

        Pro Forma Financial Impact Analysis.    Stephens performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Park Sterling and South State. Using closing balance sheet estimates as of December 31, 2017 for Park Sterling and South State per South State management, 2017 operating income consensus estimates for Park Sterling, 2017 operating income consensus estimates for South State, income growth rates provided by South State management and pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by South State management, Stephens analyzed the potential financial impact of the merger on certain projected financial results of South State. This analysis indicated the merger could be accretive to South State’s 2018 estimated EPS, accretive to South State’s estimated book value per share as of December 31, 2017 and dilutive to South State’s estimated tangible book value per share as of December 31, 2017. Furthermore, the analysis indicated that, pro forma for the proposed merger, each of South State’s tangible common equity to tangible assets ratio, Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of December 31, 2017 could be lower. For all of the above, the actual results achieved by South State following the merger may vary from the projected results, and the variations may be material.

        Additional Considerations.    The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Stephens considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Stephens as to the actual value of Park Sterling.

        In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Park Sterling. The analyses performed by Stephens are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Park Sterling board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Stephens of the fairness, from a financial point of view, to Park Sterling’s public shareholders, of the merger consideration to be received by such holders in connection with the proposed merger transaction pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Stephens was one of many factors taken into account by the Park Sterling board in making its determination to approve the merger transaction (See “—Park Sterling’s Reasons for the Merger; Recommendation of the Park Sterling Board of Directors”). Neither Stephens’s opinion nor the analyses described above should be viewed as determinative of the Park Sterling board of directors’ or Park Sterling management’s views with respect to Park Sterling, South State or the proposed merger. Stephens provided advice to Park Sterling with respect to the proposed transaction. Stephens did not, however, recommend any specific amount of consideration to the Park Sterling board or that any specific merger consideration constituted the only appropriate consideration for the merger transaction. Park Sterling placed no limits on the scope of the analysis performed, or opinion expressed, by Stephens.

        The Stephens opinion was necessarily based upon market, economic and other circumstances and conditions existing as of, and can be evaluated on, the information made available to Stephens as of April 25, 2017. It should be understood that subsequent developments may affect the opinion of Stephens and that Stephens does not have any obligation to update, revise or reaffirm its opinion. Stephens has assumed that the transaction will be consummated on the terms of the latest draft of the merger agreement provided to it, without material waiver or modification. Stephens has also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the transaction to Park Sterling’s public shareholders.

        Park Sterling has agreed to pay Stephens a fee of $5.5 million for advisory services in connection with the merger transaction upon the closing of the transaction. For services rendered in connection with the delivery of its opinion, Park Sterling paid Stephens a fee of $500,000 upon delivery of its opinion, which will be credited against the fee payable upon the closing of the transaction. Park Sterling has also agreed to reimburse Stephens for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Stephens against certain liabilities arising out of its engagement.

        Stephens is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Stephens makes a market in the stock of Park Sterling and South State and may trade in the securities of Park Sterling and South State for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Stephens may provide investment banking, financial advisory and other financial services to Park Sterling and/or South State or other participants in the merger transaction in the future, for which Stephens may receive compensation. Except as described above, Park Sterling has paid Stephens no other fees or commissions for other services during the two years preceding the date of its opinion. South State has not paid Stephens fees or commissions for investment banking services during the two years preceding the date of its opinion.

Certain South State and Park Sterling Unaudited Prospective Financial Information

        South State and Park Sterling do not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods. South State and Park Sterling have included in this joint proxy statement/prospectus certain limited unaudited prospective financial information for South State and Park Sterling (which we refer to as the “projections”) to give South State and Park Sterling shareholders access to certain information provided to the South State board of directors and the Park Sterling board of directors, respectively, and the parties’ respective financial advisors in connection with the merger.

        The projections provided were considered in good faith by management to be reasonable, based on the best available information at the time, but were not prepared with a view toward public disclosure. As a result, the inclusion of the projections in this joint proxy statement/prospectus should not be regarded as an indication that South State, Park Sterling or any other recipient of the projections considered, or now considers, them to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to South State’s business and Park Sterling’s business, all of which are difficult to predict and many of which are beyond South State’s and Park Sterling’s control. In addition, since the projections cover multiple years, such information by its nature becomes less predictive with each successive year.

        The projections also reflect assumptions as to certain business decisions that are subject to change. The projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, South State’s performance, Park Sterling’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in South State’s and Park Sterling’s respective reports filed with the SEC. For other factors that could cause the actual results to differ, please see the “Risk Factors” section and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus.

        The projections were not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. None of Dixon Hughes Goodman LLP, which serves as South State’s and Park Sterling’s current independent registered public accounting firm, or any other independent accountants, have compiled, examined or performed any procedures with respect to the projections included below, or expressed any opinion or any other form of assurance on such information or its achievability.

        Furthermore, the projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement (other than with respect to certain projections related to the combined company set forth under “—Pro Forma Financial Analysis” below). Further, the projections do not take into account the effect of any possible failure of the merger to occur. None of South State, Park Sterling nor any of their financial advisors nor any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if they are or become inaccurate (even in the short term). The inclusion of the projections herein should not be deemed an admission or representation by South State or Park Sterling that they are viewed by South State or Park Sterling as material information of South State or Park Sterling, respectively, particularly in light of the inherent risks and uncertainties associated with such forecasts. The projections included below are not being included to influence your decision whether to vote in favor of the South State merger proposal or the Park Sterling merger proposal or any other proposal to be considered at the special meetings but are being provided solely because they were made available to and considered by South State’s and Park Sterling’s respective financial advisors and boards of directors in connection with the merger.

        In light of the foregoing, and considering that the South State and Park Sterling special meetings will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, South State shareholders and Park Sterling shareholders are cautioned not to place unwarranted reliance on such information, and South State shareholders and Park Sterling shareholders are urged to review South State’s most recent SEC filings for a description of South State’s reported financial results and the financial statements of South State included in this joint proxy statement/prospectus and Park Sterling’s most recent SEC filings for a description of Park Sterling’s reported financial results and the financial statements of Park Sterling included in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Certain Projections Regarding Park Sterling

        Park Sterling provided South State, KBW and Stephens with an estimated EPS (prior to anticipated cost savings) of $0.59 of Park Sterling for fiscal year 2017. Park Sterling’s estimates were the same as the consensus “street estimates” published by FactSet Research Systems for the period. KBW then used an assumed annual EPS growth rate of 5.0% for fiscal years 2018 through 2023 at the direction of South State management. In addition, South State provided KBW with estimates of total assets as of December 31, 2017 for Park Sterling of $3.42 billion, which reflected Park Sterling’s total assets of $3.31 billion as of March 31, 2017, extrapolated based on an annual growth rate of 5.0% assumed by KBW at the direction of South State management. KBW then estimated at the direction of South State management the value of Park Sterling’s total assets as of December 31, 2018 through 2023, which reflected an assumed year-over-year annual growth rate of 5.0%.

Certain Projections Regarding South State

        South State provided Park Sterling, KBW and Stephens, and South State and Park Sterling’s management discussed with each party, (1) an estimated EPS of $4.79 of South State for fiscal year 2017, which reflect consensus “street estimates” published by SNL Financial, and (2) an assumed annual EPS growth rate of 5.0% for fiscal years 2018 through 2023.

Pro Forma Financial Analysis

        For the pro forma merger analysis, South State provided the following assumptions to Park Sterling, KBW and Stephens:

        Purchase Accounting Adjustments:

    •
    Credit mark to loans of approximately $61 million

        Pro Forma Capital Assumptions:

    •
    Tangible-common-equity-to-tangible-assets ratio of approximately 8.7%

    •
    Total capital ratio of approximately 12.6%

        Cost Savings:

    •
    35% of Park Sterling’s expected non-interest expense for 2018 of approximately $84.7 million (75% realized in 2018, 100% thereafter)

        Related Expenses:

    •
    Approximately $50 million after-tax

        Other Assumptions:

    •
    Includes the full impact of lost interchange revenue caused by the Durbin Amendment

    •
    Includes balance sheet repositioning

    •
    Core deposit intangible of 1.5%

Interests of Park Sterling’s Directors and Executive Officers in the Merger

        In considering the recommendation of Park Sterling’s board of directors that you vote to approve the merger agreement, you should be aware that some of Park Sterling’s executive officers and directors have financial interests in the merger that are different from, or in addition to, those of Park Sterling shareholders generally. The independent members of Park Sterling’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the shareholders that the merger agreement be approved. For purposes of all of Park Sterling’s agreements and plans described below, the completion of the merger will constitute a change in control.

Board of Directors of South State

        Immediately following the effective time, South State will appoint James C. Cherry, Park Sterling’s current Chief Executive Officer, and one current non-employee member of the board of directors of Park Sterling to the South State board of directors. South State Bank will also appoint Mr. Cherry and such other Park Sterling director to its board of directors. Mr. Cherry and the other Park Sterling director will serve on the board of directors of each of South State and South State Bank until the next annual meeting of shareholders of such company, at which time Mr. Cherry will be considered in good faith for nomination to a new term on the board of directors of each of South State and South State Bank. Additionally, Mr. Cherry will be appointed to the Executive Committee of the South State board of directors, where he will serve for a period of one year from the date of his appointment. Mr. Cherry and the other Park Sterling director appointed to South State’s board of directors will participate in South State’s director compensation program, the current terms of which are set forth in South State’s annual proxy statement that was filed with the Securities and Exchange Commission on March 6, 2017. See “Where You Can Find More Information.”

Voting Agreements

        Each director and current named executive officer of Park Sterling has entered into a voting agreement with South State, solely in his or her capacity as a shareholder of Park Sterling, pursuant to which he or she has agreed, among other things, to vote in favor of the Park Sterling merger proposal and the other proposals presented at the Park Sterling special meeting and against alternative acquisition proposals, as well as certain other customary restrictions with respect to the voting and transfer of his or her shares of Park Sterling common stock.

Director and Officer Indemnification and Insurance

        The merger agreement provides that from and after the completion of the merger, the surviving corporation will indemnify and hold harmless all present and former directors and officers of Park Sterling or any of its subsidiaries against all liabilities arising out of the fact that such person is or was a director or officer of Park Sterling or any of its subsidiaries if the claim pertains to any matter of fact arising, existing or occurring at or before the effective time of the merger (including the merger and the other transactions contemplated by the merger agreement), regardless of whether such claims are asserted before or after the effective time, to the fullest extent permitted by applicable law. Further, the merger agreement requires the surviving corporation to use its reasonable best efforts to maintain for a period of six years after completion of the merger, directors’ and officers’ liability insurance. For additional information, see “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance.”

Acceleration of Vesting of Restricted Stock

        The current executive officers and directors of Park Sterling held an aggregate of 216,188 restricted shares of Park Sterling common stock as of July 6, 2017, the most practicable date before the date of this joint proxy statement/prospectus. As of the effective time, each Park Sterling restricted share will vest in full, become free of all restrictions and the holder of such Park Sterling restricted shares will be entitled to receive the merger consideration in exchange for each Park Sterling restricted share. The following table sets forth the number of Park Sterling restricted shares that are held by each of the current executive officers and directors of Park Sterling as of July 6, 2017, the most practicable date before the date of this joint proxy statement/prospectus, all of which will vest at the effective time of the merger. For information on the value of accelerated vesting of restricted shares held by the named executive officers of Park Sterling, see “—Potential Payments and Benefits to Park Sterling Named Executive Officers in Connection with a Change in Control” below. Park Sterling estimates that the aggregate value of the merger consideration that would be received by its non-employee directors for their Park Sterling restricted shares if the effective time of the merger were July 6, 2017, the most practicable date before the date of this joint proxy statement/prospectus, and based on a price per share of Park Sterling common stock of $12.24 (the average closing price per share of Park Sterling stock for the five trading days after the date the merger was announced), is $1,276,045.

Name of Current Executive Officer or Director	Outstanding number of restricted shares of Park Sterling common Stock that vest in the merger
Walter C. Ayers	11,253
Leslie M. Baker, Jr.	9,653
Larry W. Carroll	9,653
Jean E. Davis	9,653
Grant S. Grayson	6,387
Patricia C. Hartung	12,720
Thomas B. Henson	9,653
Jeffrey S. Kane	9,653
Kim S. Price	9,587
Ben R. Rudisill, II	9,653
Robert G. Whitten	6,387
All non-employee directors as a group	104,252
James C. Cherry	45,750
Bryan F. Kennedy, III	23,683
Donald K. Truslow	18,817
Nancy J. Foster	23,683
All current executive officers as a group	111,936

Treatment of Park Sterling Stock Options

        The current executive officers and directors of Park Sterling held an aggregate of 995,381 options to purchase shares of Park Sterling common stock as of July 6, 2017, the most practicable date before the date of this joint proxy statement/prospectus. At the effective time, each outstanding option to acquire shares of Park Sterling common stock, whether or not vested, that is not exercised prior to the effective time will be cancelled by virtue of the merger and converted into the right to receive a cash payment (without interest and less applicable withholding taxes) equal to the product of (i) the number of shares of Park Sterling common stock subject to such Park Sterling stock option and (ii) the excess, if any, of (A) the product of the exchange ratio and the South State share value minus (B) the per-share exercise price of such Park Sterling stock option. If the product obtained by the prior sentence is zero or a negative number, then the Park Sterling stock option will be cancelled for no consideration. Payments with respect to options to purchase shares of Park Sterling common stock cancelled under the merger agreement will be made as soon as reasonably practicable following the effective time. The following table sets forth the total number of Park Sterling stock options held by each of the current executive officers and directors of Park Sterling as of July 6, 2017, the most practicable date before the date of this joint proxy statement/prospectus. For information on the value of stock options held by the named executive officers being converted into the right to receive cash, see “—Potential Payments and Benefits to Park Sterling Named Executive Officers in Connection with a Change in Control” below. Park Sterling estimates that the aggregate amount that would become payable to its non-employee directors in settlement of their options to purchase Park Sterling common stock if the effective time of the merger were July 6, 2017, the most practicable date before the date of this joint proxy statement/prospectus, and based on a price per share of Park Sterling common stock of $12.24 (the average closing price per share of Park Sterling stock for the five trading days after the date the merger was announced), is $1,369,222.

Name of Current Executive Officer or Director	Total number of options
Walter C. Ayers	32,340
Leslie M. Baker, Jr.	40,425
Larry W. Carroll	46,090
Jean E. Davis	32,340
Grant S. Grayson	—
Patricia C. Hartung	—
Thomas B. Henson	46,090
Jeffrey S. Kane	32,340
Kim S. Price	25,000
Ben R. Rudisill, II	4,351
Robert G. Whitten	—
All non-employee directors as a group	258,976
James C. Cherry	363,825
Bryan F. Kennedy, III	186,380
Donald K. Truslow	—
Nancy J. Foster	186,380
All executive officers as a group	736,585

Terms of Certain Employment Agreements

        Messrs. Cherry, Kennedy and Truslow and Ms. Foster are each parties to various agreements with Park Sterling and its affiliates that provide, among other matters, that each such named executive officer would be entitled to certain benefits in connection with a change in control of Park Sterling (such as the merger) or in the event that such named executive officer experienced a qualifying termination of employment following a change in control of Park Sterling.

Employment Agreement with James C. Cherry

        Mr. Cherry is a party to an Employment Agreement with Park Sterling. In the event that Mr. Cherry’s employment were terminated without cause, he resigned for good reason or his agreement expired as a result of South State’s failure to renew its terms, in each case within the period beginning on the date of the signing of a letter of intent or similar agreement that would result in a “change of control” transaction and ending 12 months following a “change of control,” Mr. Cherry would be entitled to receive (a) severance in an amount equal to two times Mr. Cherry’s annual base salary at the highest rate in effect during the previous 12 months, payable monthly over two years; (b) an amount equal to two times the highest annual bonus Mr. Cherry received or earned during the three years preceding termination, payable in a lump sum, and (c) 18 months of COBRA payments. In addition, Mr. Cherry would be entitled to an amount equal to his annual base salary plus his annual bonus compensation (measured at the highest bonus received during the three years prior to termination), payable in a lump sum. The foregoing severance benefits are subject to Mr. Cherry’s execution of a release of claims in favor of Park Sterling and its affiliates. In the event it were determined that Mr. Cherry’s payments related to a change of control would be subject to the excise tax imposed by Section 4999 of the Code, then the amount of such payments would be reduced if and to the extent that such reduction would result in a greater after-tax benefit to Mr. Cherry. Mr. Cherry’s employment agreement provides that, upon termination of employment, for a term of 12 months thereafter, Mr. Cherry will not compete with Park Sterling and will not solicit, divert or hire away to any competing business any person employed by Park Sterling. The agreement also contains covenants by Mr. Cherry regarding the confidentiality of Park Sterling information.

        In connection with the execution of the merger agreement, South State Bank entered into a Consulting and Noncompetition Agreement with Mr. Cherry, the material terms of which are discussed below under “—Consulting or Employment Agreements between South State and Certain Executive Officers of Park Sterling.” If the merger is consummated, the Consulting and Noncompetition Agreement by and between Mr. Cherry and South State Bank would replace the existing employment agreement with Mr. Cherry, which would have no further force and effect. Because any payments due upon consummation of the merger would be paid pursuant to the Consulting and Noncompetition Agreement with South State Bank and not the existing employment agreement with Mr. Cherry, the information provided below under “—Potential Payments and Benefits to Park Sterling Named Executive Officers in Connection with a Change in Control” is based on the terms of the Consulting and Noncompetition Agreement and not the existing employment agreement with Mr. Cherry.

Employment Agreement with Bryan F. Kennedy, III

        Mr. Kennedy is a party to an Employment Agreement with Park Sterling. In the event that Mr. Kennedy’s employment were terminated without cause, he resigned for good reason or his agreement expired as a result of South State’s failure to renew its terms, in each case within the period beginning on the date of the signing of a letter of intent or similar agreement that would result in a “change of control” transaction and ending 12 months following a “change of control,” Mr. Kennedy would be entitled to receive (a) severance in an amount equal to two times Mr. Kennedy’s annual base salary at the highest rate in effect during the previous 12 months, payable monthly over two years; (b) an amount equal to two times the highest annual bonus Mr. Kennedy received or earned during the three years preceding termination, payable in a lump sum, and (c) 18 months of COBRA payments. The foregoing severance benefits are subject to Mr. Kennedy’s execution of a release of claims in favor of Park Sterling and its affiliates. In the event it were determined that Mr. Kennedy’s payments related to a change of control would be subject to the excise tax imposed by Section 4999 of the Code, then the amount of such payments would be reduced if and to the extent that such reduction would result in a greater after-tax benefit to Mr. Kennedy. Mr. Kennedy’s employment agreement provides that, upon termination of employment, for a term of 12 months thereafter, Mr. Kennedy will not compete with Park Sterling and will not solicit, divert or hire away to any competing business any person employed by Park Sterling. The agreement also contains covenants by Mr. Kennedy regarding the confidentiality of Park Sterling information.

        In connection with the execution of the merger agreement, South State Bank entered into an Employment and Noncompetition Agreement with Mr. Kennedy, the material terms of which are discussed below under “—Consulting or Employment Agreements between South State and Certain Executive Officers of Park Sterling.” If the merger is consummated, the Employment and Noncompetition Agreement by and between Mr. Kennedy and South State Bank would replace the existing employment agreement with Mr. Kennedy, which would have no further force and effect. Because any payments due upon consummation of the merger would be paid pursuant to the Employment and Noncompetition Agreement with South State Bank and not the existing employment agreement with Mr. Kennedy, the information provided below under “—Potential Payments and Benefits to Park Sterling Named Executive Officers in Connection with a Change in Control” is based on the terms of the Employment and Noncompetition Agreement and not the existing employment agreement with Mr. Kennedy.

Employment Agreement with Donald K. Truslow

        Mr. Truslow is a party to an Employment Agreement with Park Sterling. In the event that Mr. Truslow’s employment were terminated without cause, he resigned for good reason or his agreement expired as a result of South State’s failure to renew its terms, in each case within the period beginning on the date of the signing of a letter of intent or similar agreement that would result in a “change of control” transaction and ending 12 months following a “change of control,” Mr. Truslow would be entitled to receive (a) severance in an amount equal to two times Mr. Truslow’s annual base salary at the highest rate in effect during the previous 12 months, payable monthly over two years; (b) an amount equal to two times the highest annual bonus Mr. Truslow received or earned during the three years preceding termination, payable in a lump sum, and (c) 18 months of COBRA payments. The foregoing severance benefits are subject to Mr. Kennedy’s execution of a release of claims in favor of Park Sterling and its affiliates. In the event it were determined that Mr. Truslow’s payments related to a change of control would be subject to the excise tax imposed by Section 4999 of the Code, then the amount of such payments would be reduced if and to the extent that such reduction would result in a greater after-tax benefit. Mr. Truslow’s employment agreement provides that upon termination of employment, for a term of 12 months thereafter, Mr. Truslow will not compete with Park Sterling and will not solicit, divert or hire away to any competing business any person employed by Park Sterling. The agreement also contains covenants by Mr. Truslow regarding confidentiality of Park Sterling information.

        In connection with the execution of the merger agreement, South State Bank entered into an Employment and Noncompetition Agreement with Mr. Truslow, the material terms of which are discussed below under “—Consulting or Employment Agreements between South State and Certain Executive Officers of Park Sterling.” If the merger is consummated, the Employment and Noncompetition Agreement by and between Mr. Truslow and South State Bank would replace the existing employment agreement with Mr. Truslow, which would have no further force and effect. Because any payments due upon consummation of the merger would be paid pursuant to the Employment and Noncompetition Agreement with South State Bank and not the existing employment agreement with Mr. Truslow, the information provided below under “—Potential Payments and Benefits to Park Sterling Named Executive Officers in Connection with a Change in Control” is based on the terms of the Employment and Noncompetition Agreement and not the existing employment agreement with Mr. Truslow.

Employment Agreement with Nancy J. Foster

        Ms. Foster is a party to an Employment Agreement with Park Sterling. In the event that Ms. Foster’s employment were terminated without cause, she resigned for good reason or her agreement expired as a result of South State’s failure to renew its terms, in each case within the period beginning on the date of the signing of a letter of intent or similar agreement that would result in a “

change of control” transaction and ending 12 months following a “change of control,” Ms. Foster would be entitled to receive (a) severance in an amount equal to two times Ms. Foster’s annual base salary at the highest rate in effect during the previous 12 months, payable monthly over two years; (b) an amount equal to two times the highest annual bonus Ms. Foster received or earned during the three years preceding termination, payable in a lump sum, and (c) 18 months of COBRA payments. The foregoing severance benefits are subject to Ms. Foster’s execution of a release of claims in favor of Park Sterling and its affiliates. In the event it were determined that Ms. Foster’s payments related to a change of control would be subject to the excise tax imposed by Section 4999 of the Code, then the amount of such change-in-control-related payments would be reduced if and to the extent that such reduction would result in a greater after-tax benefit. Ms. Foster’s employment agreement provides that upon termination of employment, for a term of 12 months thereafter, Ms. Foster will not compete with Park Sterling and will not solicit, divert or hire away to any competing business any person employed by Park Sterling. The agreement also contains covenants by Ms. Foster regarding the confidentiality of Park Sterling information.

Consulting or Employment Agreements between South State and Certain Executive Officers of Park Sterling

        In connection with the execution of the merger agreement, South State Bank entered into the Consulting Agreement with James C. Cherry as well as the Replacement Agreements. The Consulting Agreement and the Replacement Agreements will become effective upon the closing of the merger and will be void if the merger is not consummated.

        Mr. Cherry’s Consulting Agreement provides for Mr. Cherry to continue providing services as a consultant to South State Bank for a period of three years following the closing of the merger, unless the Consulting Agreement is terminated earlier. Under the Consulting Agreement, Mr. Cherry would be entitled to an annual retainer of $333,334 per year, would be eligible to receive an incentive bonus for 2017 (if the merger were consummated before Park Sterling pays its 2017 bonuses) and would be entitled to reimbursement for expenses related to his duties under the Consulting Agreement. In addition, Mr. Cherry would be entitled to a one-time payment of $1,633,854 to be paid no later than ten days following the closing of the merger, a cash payment of $1,080,000 payable in equal monthly installments over 24 months beginning on the first 15th day of a month that occurs six months following the closing of the merger and a one-time payment of $3,000,000 to be paid no later than 120 days following the completion of the systems conversion.

        The Consulting Agreement provides that, upon a termination of Mr. Cherry’s services, Mr. Cherry would receive any portion of the one-time payments of $1,633,854 and $1,080,000 not already paid. In addition, the Consulting Agreement provides that, upon a termination of Mr. Cherry’s services by South State Bank for other than for “cause,” including termination for death or disability, or by Mr. Cherry for “good reason,” Mr. Cherry would receive (i) the one-time payment of $3,000,000 due upon systems conversion, if not already paid; (ii) any unpaid annual incentive bonus for 2017, if not already paid and the termination occurs on or after January 1, 2018; and (iii) severance that is equal to the annual retainer that would have been payable for the period beginning on the date following Mr. Cherry’s termination and ending on the third anniversary of the closing of the merger. The foregoing payments are subject to Mr. Cherry’s execution of a release of claims in favor of South State Bank and its affiliates and compliance with covenants not to compete and not to solicit clients or employees for a period of five years following the closing of the merger (regardless of whether he is providing services to South State Bank). The Consulting Agreement also contains covenants by Mr. Cherry regarding the confidentiality of South State information.

        The Replacement Agreements provide for Mr. Kennedy and Mr. Truslow to be employed on a full-time basis, at an annual base salary of $360,000 each, for a period of three years following the closing of the merger, unless the executive’s Replacement Agreement is terminated earlier. Each of Mr. Kennedy and Mr. Truslow would be eligible for an incentive bonus in 2017 (if the merger were consummated before Park Sterling pays its 2017 bonuses). For fiscal years following 2017, Mr. Kennedy would be eligible to participate in South State’s Management Incentive Plan and Mr. Truslow would be eligible to participate in South State’s Executive Incentive Plan. In addition, each of Mr. Kennedy and Mr. Truslow would (i) be entitled to participate in employee benefit plans, vacation and sick leave plans, and receive reimbursement for expenses related to their respective duties under the Replacement Agreements, and (ii) receive a one-time payment of $413,616, which amount would be paid no later than ten days following the closing of the merger, and a one-time contribution of $720,000 to South’s State Deferred Income Plan, which amount would be paid in equal monthly installments over 24 months beginning on the first 15th day of a month that occurs following the executive’s termination of employment.

        The Replacement Agreements provide that, upon a termination of employment by South State Bank or the executive for any reason, the executive would receive the one-time payment of $413,616 as well as the one-time contribution of $720,000 to South’s State’s Deferred Income Plan on the schedule described above, if not already paid or contributed. In addition, if a change of control of South State occurs during the term of the Replacement Agreement and the executive’s employment were terminated by South State for any reason other than for “cause” or as a result of the executive’s death or disability, or by the executive for “good reason” within one year following the change of control, the executive would also receive severance that is equal to the sum his base salary and target annual bonus opportunity as of his termination to be paid within 60 days following his termination. The foregoing payments are subject to the applicable executive’s execution of a release of claims in favor of South State and its affiliates and compliance with covenants not to compete and not to solicit clients or employees, with respect to Mr. Kennedy, from the closing of the merger until the later of the fourth anniversary of the closing of the merger and the first anniversary of his termination and, with respect to Mr. Truslow, from the closing of the merger until the first anniversary of his termination. The Replacement Agreements also contain covenants by Mr. Kennedy and Mr. Truslow regarding confidentiality of South State information.

        For the purposes of the Consulting Agreement and Replacement Agreements, “cause” generally means, with respect to Mr. Cherry, Mr. Kennedy, or Mr. Truslow, as applicable (a) a material breach of the terms of the Consulting Agreement or Replacement Agreement, including failure to perform his responsibilities and duties thereunder; (b) the commission of an act constituting fraud against, misappropriation from, or material dishonesty to South State Bank; (c) conviction of a felony or any crime involving breach of trust or moral turpitude; (d) conduct that amounts to willful misconduct, gross and willful insubordination, or gross neglect or inattention to his duties and responsibilities under the Consulting Agreement or Replacement Agreement, including prolonged unexcused absences; (e) behavior related to his services or employment, as applicable, that is materially disruptive to the orderly conduct of South State Bank’s business operations; (f) receipt of written notice that any regulatory agency with jurisdiction over South State has made a final determination that Mr. Cherry, Mr. Kennedy, or Mr. Truslow, as applicable, has violated a particular law or regulation; or (g) his removal or permanent prohibition from participating in the conduct of South State Bank’s affairs.

        For the purposes of the Consulting Agreement, “good reason” generally means (a) a material breach by South State Bank of the Consulting Agreement, which includes a material reduction by South State Bank in annual retainer or the failure to pay certain amounts due under the Consulting Agreement or (b) South State Bank requiring relocation of his primary office or worksite a distance greater than 25 miles from 1043 E. Morehead Street, Suite 201 Charlotte, North Carolina 28204, each if not corrected by South State Bank within 60 days of receiving notice of such circumstances. For purposes of the Replacement Agreements, “good reason” generally means, with respect to Mr. Kennedy or Mr. Truslow, as applicable (a) a material reduction in his authority, duties, or responsibilities; (b) a material reduction in the authority, duties, or responsibilities of the supervisor he is required to report, including a requirement that he report directly to a corporate officer or employee instead of the board of directors; (c) a material reduction in the budget (if any) over which he has authority; (d) South State Bank reducing his total compensation (except for across-the-board salary reductions); (e) South State Bank requiring him to be based anywhere other than within 50 miles of his last assigned area of responsibility; or (f) South State Bank’s failure to pay certain amounts due under the Replacement Agreement or any other material breach by South State Bank of the Replacement Agreement, each if not corrected by South State Bank within 30 days of receiving notice of such circumstances.

        In the event it were determined that the payments related to a change of control under the Consulting Agreement or a Replacement Agreement, as applicable, would be subject to the excise tax imposed by Section 4999 of the Code, then the amount of such payments would be reduced if and to the extent that such reduction would result in a greater after-tax benefit to the applicable executive.

        In addition, South State Bank and Park Sterling Bank have entered into a letter agreement with Mr. Ladnier pursuant to which he may become entitled to a severance benefit if South State Bank is unable to identify a job position for him with South State Bank following the closing and Mr. Ladnier continues his employment with Park Sterling through the closing.

2017/2018 Incentive Bonuses

        Each participant in a Park Sterling annual incentive plan in respect of 2017 will be entitled to the payment of such incentives, based on specific company, business unit and/or personal performance goals, subject to his or her continued employment until the date such incentives would become payable in the ordinary course of business. Notwithstanding the foregoing, in the event a participant’s employment is terminated without cause prior to the payment of his or her annual incentive compensation for 2017, such participant will receive full payment of such 2017 incentives within 60 days following his or her termination. If the closing of the merger does not occur prior to January 1, 2018, Park Sterling may award and pay annual incentive compensation for 2018 based on the same factors as applied for 2017, calculated on a pro rata basis and paid within 60 days of the closing.

Potential Payments and Benefits to Park Sterling Named Executive Officers in Connection with a Change in Control

        The following table and related footnotes are intended to comply with Item 402(t) of Regulation S-K under the Exchange Act, which requires disclosure of information about the payments and benefits that each of the Park Sterling “named executive officers,” as determined for the purposes of Park Sterling’s most recent Annual Report on Form 10-K, will or may receive that are based on or otherwise relate to the merger, assuming the merger was completed on July 6, 2017. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur on the relevant date, including an assumption that the employment of each of the five named executive officers is terminated without cause immediately following the completion of the merger, and do not reflect certain compensation actions that may occur before the completion of the merger and do reflect some events that may not occur following the merger.

 Compensation Subject to Compensation Proposal

Name	Cash ($)		Equity ($)(8)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)(10)
James C. Cherry	$6,382,104	(3)	$2,649,974	$—	$—	$—	$—	$9,032,078
Bryan F. Kennedy, III	$1,356,366	(4)	$1,360,541	$—	$—	$—	$—	$2,716,907
Donald K. Truslow	$1,354,819	(5)	$230,395	$—	$—	$—	$—	$1,585,214
David L. Gaines(1)	$—		$—	$—	$—	$—	$—	$—
Nancy J. Foster	$1,376,721	(6)	$1,360,542	$—	$—	$—	$—	$2,737,263
Mark S. Ladnier(2)	$300,948	(7)	$54,070	$—	$—	$—	$—	$355,018

(1)
Mr. Gaines stepped down as Executive Vice President and Chief Financial Officer of Park Sterling effective February 5, 2016. As a result, Mr. Gaines will not be employed by Park Sterling at the time of the merger and did not and will not receive any compensation based on or otherwise related to the merger.

(2)
Effective 2017, the Park Sterling board of directors has determined that Mr. Ladnier’s role does not involve policy-making for the company and is no longer considered an executive officer position.

(3)
The amount set forth represents (a) a one-time payment of $1,633,854, which amount would be paid no later than ten days following the closing of the merger; (b) a one-time cash payment of $1,080,000, which amount would be paid in equal monthly installments over 24 months beginning on the first 15th day of a month that occurs six months following the closing of the merger; (c) a one-time payment of $3,000,000, which amount would be paid upon the completion of the systems conversion; (d) the annual incentive bonus earned in respect of 2017, which for purposes of this table is estimated to be $668,250.

Mr. Cherry’s service as an employee will terminate automatically upon the closing of the merger pursuant to the Consulting Agreement and he will become a consultant to South State Bank. Although not included in the amount set forth above, if Mr. Cherry’s services as a consultant were terminated by South State Bank for other than for “cause,” including termination for death or disability, or by Mr. Cherry for “good reason” following the closing of the merger, he would be entitled to a severance payment that is equal to the annual retainer that would have been payable for the period beginning on the date following his termination and ending on the third anniversary of the closing of the merger (which amount would be $1,000,002 if his consulting services were terminated immediately following the closing of the merger), which severance payment would be paid in a lump sum on the 55th day following the termination of his services as a consultant.

(4)
The amount set forth represents (a) a one-time cash payment equal to $413,616, which amount would be paid upon the closing of the merger, whether or not Mr. Kennedy’s employment is terminated; (b) a one-time contribution of $720,000 to South’s State Deferred Income Plan, which amount would be paid in equal monthly installments over 24 months beginning on the first 15th day of a month that occurs following the termination of Mr. Kennedy’s employment; and (c) the annual incentive bonus earned in respect of 2017, which for purposes of this table is estimated to be $222,750.

(5)
The amount set forth represents (a) a one-time cash payment equal to $413,616, which amount would be paid upon the closing of the merger, whether or not Mr. Truslow’s employment is terminated; (b) a one-time contribution of $720,000 to South’s State Deferred Income Plan, which amount would be paid in equal monthly installments over 24 months beginning on the first 15th day of a month that occurs following the termination of Mr. Truslow’s employment; and (c) the annual incentive bonus earned in respect of 2017, which for purposes of this table is estimated to be $221,203.

(6)
The amount set forth represents (a) a one-time cash payment equal to $413,616 representing two times the highest annual incentive bonus earned by Ms. Foster over the last three years; (b) a severance payment of $720,000 representing two times Ms. Foster’s annual base compensation; (c) the annual incentive bonus earned in respect of 2017, which for purposes of this table is estimated to be $222,750; and (d) 18 months of COBRA payments, which for purposes of this table are estimated to be $20,355.

(7)
The amount set forth represents (a) severance equal to one year of base compensation of $225,010 pursuant to a letter agreement entered into among South State Bank, Park Sterling Bank and Mr. Ladnier; and (b) the annual incentive bonus earned in respect of 2017, which for purposes of this table is estimated to be $75,938.

(8)
The amounts set forth comprise the value of restricted stock subject to accelerated vesting as a result of the merger, measured as the average closing price of Park Sterling common stock for the five trading days after the merger was announced on April 27, 2017. The estimated equity compensation is as follows:

	Vesting Stock Awards		Incentive Stock Options
Name	Stock Awards that Vest	Value Realized Upon Vesting(9)	Incentive Stock Options that Vest	Value Realized Upon Vesting(9)	Total Equity Compensation
Cherry	45,750	$560,163	363,825	$2,089,811	$2,649,974
Kennedy	23,683	$289,975	186,380	$1,070,567	$1,360,541
Truslow	18,817	$230,395	—	—	$230,395
Gaines	—	$—	—	—	$—
Foster	23,683	$289,975	186,380	$1,070,567	$1,360,542
Ladnier	4,416	$54,070	—	—	$54,070

(9)
The Value Realized Upon Vesting of Stock Awards is based on an assumed price of $12.24 per share of Park Sterling’s common stock, the average closing price of Park Sterling’s common stock for the five trading days after the date the merger was announced, April 27, 2017. The Value Realized Upon Vesting of Incentive Stock Options is based on the difference between the option exercise price and the assumed price of $12.24 per share of Park Sterling’s common stock.

(10)
Pursuant to the applicable agreements, if any of these amounts are considered excess parachute payments under Code Section 280G, they may be reduced if such reduction would result in the named executive officer receiving a greater after-tax payment.

Public Trading Markets

        South State common stock is listed for trading on the NASDAQ under the symbol “SSB,” and Park Sterling common stock is listed for trading on the NASDAQ under the symbol “PSTB.” Upon completion of the merger, Park Sterling common stock will no longer be listed for trading on the NASDAQ.

        Under the merger agreement, South State will use reasonable best efforts to cause the shares of South State common stock to be issued in connection with the merger to be approved for listing on the NASDAQ, and the merger agreement provides that neither South State nor Park Sterling will be required to complete the merger if such shares are not approved for listing, subject to notice of issuance, on the NASDAQ. Following the merger, South State expects that its common stock will continue to be traded on the NASDAQ.

South State’s Dividend Policy

        No assurances can be given that any dividends will be paid by South State or that dividends, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by the policies and regulations of the Federal Reserve Board, be paid in addition to, or in lieu of, regular cash dividends. Dividends from South State will depend, in large part, upon receipt of dividends from South State Bank, and any other banks which South State acquires, because South State will have limited sources of income other than dividends from South State Bank and earnings from the investment of proceeds from the sale of shares of common stock retained by South State. The South State board of directors may change its dividend policy at any time, and the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations. For further information, see “Comparative Historical and Unaudited Pro Forma Per Share Data.”

Dissenters’ Rights in the Merger

        Park Sterling is incorporated under North Carolina law. Under the NCBCA, dissenters’ rights are not available to holders of shares of any class or series of shares that are traded in an organized market and have at least 2,000 shareholders and a market value of at least $20,000,000. Because Park Sterling common stock is traded on the NASDAQ, an organized market, and has at least 2,000 shareholders and a market value of at least $20,000,000, Park Sterling shareholders do not have the right to dissent from the merger agreement and seek an appraisal in connection with the merger.

Regulatory Approvals Required for the Merger

        Completion of the merger is subject to the prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities, without certain conditions being imposed by any governmental authority as part of a regulatory approval that would reasonably be likely to have a material adverse effect on South State and its subsidiaries, taken as a whole, or Park Sterling and its subsidiaries, taken as a whole, in each case measured on a scale relative to Park Sterling and its subsidiaries, taken as a whole. Subject to the terms and conditions of the merger agreement, South State and Park Sterling have agreed to use their reasonable best efforts and cooperate to prepare and file, as promptly as possible, all necessary documentation and to obtain as promptly as practicable all regulatory approvals required or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval of the merger and the bank merger, as applicable, by the Federal Reserve Board, the Federal Deposit Insurance Corporation, the South Carolina State Board of Financial Institutions and the North Carolina Commissioner of Banks. South State and Park Sterling have filed certain applications and notifications to obtain the required regulatory approvals and will file such additional applications and notifications as may be requested.

Federal Reserve Board

        South State is a bank holding company under Section 3 of the BHC Act. The primary regulator of South State is the Federal Reserve Board. Accordingly, the transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board under Section 3 of the BHC Act. In considering the approval of a transaction such as the merger, the BHC Act requires the Federal Reserve Board to review, with respect to the bank holding companies and the banks concerned: (1) the competitive impact of the transaction, (2) the financial condition and future prospects, including capital positions and managerial resources, (3) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act of 1977 (which we refer to as the “CRA”), (4) the effectiveness of the companies and the depository institutions concerned in combating money-laundering activities, and (5) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the Federal Reserve Board provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine that such meeting or other proceeding would be appropriate.

        Under the CRA, the Federal Reserve Board must take into account the record of performance of the companies and the depository institutions concerned in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such companies and depository institutions. Depository institutions are periodically examined for compliance with the CRA by their primary federal supervisor and are assigned ratings. In evaluating the record of performance of an institution in meeting the credit needs of the entire community served by the institution, the Federal Reserve Board considers the institution’s record of compliance with the CRA, including the most recent rating assigned by its primary federal supervisor. As of their last respective CRA examinations, each of South State Bank and Park Sterling Bank was rated “Satisfactory” with respect to CRA compliance.

Federal Deposit Insurance Corporation

        The applicable federal statute (the “Bank Merger Act”) mandates that the prior approval of the FDIC, the primary federal regulator of the resulting bank, is required to merge Park Sterling Bank with and into South State Bank. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) financial and managerial resources of the banks party to the bank merger or mergers, (3) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings, (4) the banks’ effectiveness in combating money-laundering activities and (5) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the FDIC provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate.

South Carolina State Board of Financial Institutions

        The merger of Park Sterling Bank with and into South State Bank must be approved by the South Carolina State Board of Financial Institutions under Section 34-25-230 of the South Carolina Code. In considering a merger application, the South Carolina State Board of Financial Institutions considers if: (i) the proposed transaction will not be detrimental to the safety and soundness of the applicant or the resulting bank, (ii) any new officers and directors of the resulting bank are qualified by character, experience and financial responsibility to direct and manage the resulting bank and (iii) the proposed merger is consistent with the convenience and needs of the communities to be served by the resulting bank in this South Carolina and is otherwise in the public interest.

North Carolina Commissioner of Banks

        The mergers of Park Sterling with and into South State and of Park Sterling Bank with and into South State Bank must be approved by the North Carolina Commissioner of Banks under Section 53-211 of the North Carolina General Statutes. To approve an application for a South Carolina bank holding company to acquire a North Carolina bank holding company and a North Carolina bank, the North Carolina Commissioner of Banks must: (a) determine that the laws of South Carolina permit North Carolina bank holding companies to acquire South Carolina bank holding companies and South Carolina banks and (b) make the acquisition subject to any conditions, restrictions, requirements or limitations that would apply to the acquisition by a North Carolina bank holding company of a bank or bank holding company in South Carolina, but that would not apply to the acquisition of a bank or bank holding company in South Carolina by a bank holding company all of the subsidiaries of which are located in South Carolina.

Additional Regulatory Approvals and Notices

        Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

        South State and Park Sterling believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, neither South State nor Park Sterling can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of South State following completion of the merger.

        The parties’ obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals. South State and Park Sterling will use their respective reasonable best efforts to resolve any objections that may be asserted by any regulatory authority with respect to the merger agreement or the merger or the other transactions contemplated by the merger agreement.

        Neither South State nor Park Sterling is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Related to the Merger

        On August 14, 2017, the Roskopf Action was filed in the U.S. District Court for the Western District of North Carolina in connection with the merger. On August 15, 2017, a similar class action lawsuit, the Parshall Action, was filed in the same court. Both Actions named as defendants Park Sterling and the Park Sterling board of directors, and the Parshall Action also named South State as a defendant.

        The complaints in the Actions allege that Park Sterling, the Park Sterling board of directors and, in the Parshall Action, South State omitted and/or provided misleading information in the registration statement on Form S-4 filed with the SEC in connection with the merger in violation of the Exchange Act and related SEC regulations.

        The Actions collectively seek, among other things, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs’ attorneys’ and experts’ fees.

        The outcome of these lawsuits is uncertain. Park Sterling, the Park Sterling board of directors and, with respect to the Parshall Action, South State, believe that the claims asserted are without merit. Additional lawsuits arising out of or relating to the merger agreement and the transactions contemplated thereby may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, neither South State nor Park Sterling will necessarily announce such additional filings.

THE MERGER AGREEMENT

        The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Explanatory Note Regarding the Merger Agreement

        The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about South State and Park Sterling contained in this joint proxy statement/prospectus or in the public reports of South State and Park Sterling filed with the SEC may supplement, update or modify the factual disclosures about South State and Park Sterling contained in the merger agreement. The merger agreement contains representations and warranties by South State, on the one hand, and by Park Sterling, on the other hand. The representations, warranties and covenants made in the merger agreement by South State and Park Sterling were qualified and subject to important limitations agreed to by South State and Park Sterling in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that South State and Park Sterling each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

        For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of South State or Park Sterling or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.” South State and Park Sterling will provide additional disclosures in their public reports to the extent they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Structure of the Merger

        Each of the South State board of directors and the Park Sterling board of directors has unanimously approved the merger agreement. The merger agreement provides for the merger of Park Sterling with and into South State, with South State continuing as the surviving entity in the merger. Immediately following the merger, Park Sterling Bank, a wholly owned bank subsidiary of Park Sterling, will merge with and into South State’s wholly owned bank subsidiary, South State Bank, with South State Bank continuing as the surviving bank.

Merger Consideration

        Each share of Park Sterling common stock issued and outstanding immediately prior to the completion of the merger, except for certain specified shares of Park Sterling common stock held by Park Sterling or South State, will be converted into the right to receive 0.14 shares of South State common stock. If the shares of common stock of either South State or Park Sterling are increased, decreased or changed into or exchanged for a different number or kind of shares or securities before the merger is completed as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or similar change in capitalization, or if there is any extraordinary dividend or distribution paid, then the merger consideration will be proportionately adjusted to give holders of Park Sterling common stock the same economic effect as contemplated by the merger agreement prior to such event.

Fractional Shares

        South State will not issue any fractional shares of South State common stock in the merger. Instead, a Park Sterling shareholder who otherwise would have received a fraction of a share of South State common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying (x) the fraction of a share of South State common stock to which the holder would otherwise be entitled by (y) the South State share value.

Board of Directors

        Immediately following the effective time, South State will appoint James C. Cherry, Park Sterling’s current Chief Executive Officer, and one current non-employee member of the board of directors of Park Sterling to the South State board of directors. South State Bank will also appoint Mr. Cherry and such other Park Sterling director to its board of directors. Mr. Cherry and the other Park Sterling director will serve on the board of directors of each of South State and South State Bank until the next annual meeting of shareholders of such company, at which time Mr. Cherry will be considered in good faith for nomination to a new term on the board of directors of each of South State and South State Bank. Additionally, Mr. Cherry will be appointed to the Executive Committee of the South State board of directors, where he will serve for a period of one year from the date of his appointment. Following the closing, Mr. Robert R. Horger will continue to serve as Chairman of the board of directors of South State.

Officers

        The officers of South State in office immediately prior to the effective time, together with such additional persons as may thereafter be elected or appointed, shall serve as the officers of the surviving corporation from and after the effective time of the merger in accordance with the bylaws of South State.

Treatment of Park Sterling Equity Awards

Options

        At the effective time, each outstanding option to acquire shares of Park Sterling common stock, whether or not vested, that is not exercised prior to the effective time will be cancelled by virtue of the merger and converted into a right to receive a cash payment (without interest and less applicable withholding taxes) equal to the product of (i) the number of shares of Park Sterling common stock subject to such Park Sterling stock option and (ii) the excess, if any, of (A) the product of the exchange ratio and the South State share value over (B) the per-share exercise price of such Park Sterling stock option. In the event that the product obtained by the prior sentence is zero or a negative number, then the Park Sterling stock option will be cancelled for no consideration.

Restricted Stock Awards

        At the effective time, each restricted stock award in respect of Park Sterling common stock will vest in full and the restrictions thereon will lapse, and shall be converted into a right to receive the merger consideration with respect to each share subject to the award.

Closing and Effective Time of the Merger

        The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See “—Conditions to Completion of the Merger.”

        The merger will become effective as of the date and time specified in the Articles of Merger filed with the Secretary of State of the State of North Carolina and the Articles of Merger filed with the Secretary of State of the State of South Carolina. The closing of the transactions contemplated by the merger will occur at 10:00 a.m., New York City time on a date no later than three business days after the satisfaction or waiver of the last of the conditions specified in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the closing, but subject to the satisfaction or waiver of such conditions), or such other date as mutually agreed to by the parties. It currently is anticipated that the completion of the merger will occur in the fourth quarter of 2017, subject to the receipt of regulatory approvals and other customary closing conditions, but neither Park Sterling nor South State can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

        The conversion of Park Sterling common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange certificates representing shares of Park Sterling common stock for the merger consideration, any cash in lieu of fractional shares and any unpaid dividends and distributions on the South State common stock deliverable in respect of each share of Park Sterling common stock to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

        As soon as reasonably practicable after the completion of the merger, the exchange agent will mail appropriate transmittal materials and instructions to those persons who were holders of Park Sterling common stock immediately prior to the completion of the merger. These materials will contain instructions on how to surrender shares of Park Sterling common stock in exchange for the merger consideration, any cash in lieu of fractional shares and any unpaid dividends and distributions on the South State common stock deliverable in respect of each share of Park Sterling common stock that the holder is entitled to receive under the merger agreement.

        If a certificate for Park Sterling common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration, any cash in lieu of fractional shares and any unpaid dividends and distributions on the South State common stock deliverable in respect of each share of Park Sterling common stock to which such Park Sterling common stock is entitled upon receipt of (1) an affidavit of that fact by the claimant and (2) if reasonably required, such bond as South State may determine is necessary as indemnity against any claim that may be made against South State with respect to such lost, stolen or destroyed certificate.

        After completion of the merger, there will be no further transfers on the stock transfer books of Park Sterling.

Withholding

        The exchange agent (and following the first anniversary of the effective time, South State) will be entitled to deduct and withhold from the merger consideration otherwise payable to any Park Sterling shareholder such amounts as the exchange agent or South State, as applicable, is required to deduct and withhold under any applicable federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the merger agreement as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

        Whenever a dividend or other distribution is declared by South State on South State common stock, the record date for which is after the effective time of the merger, the declaration will include dividends or other distributions on all shares of South State common stock issuable under the merger agreement, but such dividends or other distributions will not be paid to the holder thereof until such holder has duly surrendered or transferred his, her or its Park Sterling stock certificates or book-entry shares.

Representations and Warranties

        The merger agreement contains customary representations and warranties of South State and Park Sterling relating to their respective businesses. The representations and warranties in the merger agreement will not survive the effective time of the merger.

        The merger agreement contains representations and warranties made by Park Sterling to South State relating to a number of matters, including the following:

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  corporate matters, including due organization and qualification and subsidiaries;

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  capitalization;

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  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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  required governmental and other regulatory filings and consents and approvals in connection with the merger;

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  reports to regulatory authorities, including to the SEC;

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  financial statements, internal controls, books and records and the absence of “off-balance-sheet arrangements”;

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  the absence of undisclosed liabilities;

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  the absence of certain changes or events;

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  legal proceedings;

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  tax matters;

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  employee benefit matters;

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  labor matters;

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  compliance with applicable laws;

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  certain material contracts;

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  the absence of agreements with regulatory authorities;

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  investment securities;

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  derivative instruments and transactions;

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  environmental matters;

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  insurance matters;

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  title to real and personal property;

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  intellectual property matters;

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  broker’s fees payable in connection with the merger;

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  the absence of any broker-dealer, investment adviser and insurance matters;

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  loan matters;

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  customer relationships;

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  related-party transactions;

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  inapplicability of takeover statutes;

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  the absence of knowledge of any reasons why all required regulatory approvals should not be obtained on a timely basis;

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  the opinion of Park Sterling’s financial advisor; and

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  the accuracy of information supplied by Park Sterling for inclusion in this joint proxy statement/prospectus and other similar documents.

        The merger agreement contains representations and warranties made by South State to Park Sterling relating to a number of matters, including the following:

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  corporate matters, including due organization and qualification and subsidiaries;

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  capitalization;

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  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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  required governmental and other regulatory filings and consents and approvals in connection with the merger;

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  reports to regulatory authorities, including to the SEC;

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  financial statements, internal controls, books and records and absence of “off-balance-sheet arrangements”;

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  the absence of undisclosed liabilities;

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  the absence of certain changes or events;

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  legal proceedings;

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  compliance with applicable laws;

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  tax matters related to the merger;

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  the absence of agreements with regulatory authorities;

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  environmental matters;

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  intellectual property matters;

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  certain loan matters;

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  broker’s fees payable in connection with the merger;

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  inapplicability of takeover statutes;

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  the absence of knowledge of any reasons why all required regulatory approvals should not be obtained on a timely basis;

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  the opinion of South State’s financial advisor; and

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  the accuracy of information supplied by South State for inclusion in this joint proxy statement/prospectus and other similar documents.

        Certain representations and warranties of South State and Park Sterling are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to Park Sterling, South State or the surviving corporation, means any event, circumstance, development, change or effect that, individually or in the aggregate, (1) is, or is reasonably likely to be, material and adverse to the business, operations, financial condition or results of operations of such party and its subsidiaries taken as a whole or (2) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such party to timely consummate the closing (including the merger and the other transactions contemplated by the merger agreement) on the terms set forth in the merger agreement or to perform its agreements or covenants under the merger agreement; provided that in the case of clause (1) of this sentence, a material adverse effect will not be deemed to include any event, circumstance, development, change or effect to the extent resulting from:

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  changes in GAAP, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

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  changes in laws generally applicable to companies in the financial services industry, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

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  changes in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

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  failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of a party’s common stock, in and of itself, but not including any underlying causes thereof;

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  public disclosure of the merger agreement; or

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  any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

        Park Sterling has agreed that, prior to the effective time of the merger, it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice, use reasonable best efforts to maintain and preserve intact its business organization, rights, franchises and other authorizations issued by governmental entities and its current relationships and take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Park Sterling or South State to obtain any required regulatory approvals or, except as set forth in the merger agreement, the Park Sterling shareholder approval, to perform their respective obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement.

        Additionally, Park Sterling has agreed that prior to the effective time of the merger, except as expressly required or contemplated by the merger agreement or with the prior written consent of South State (which shall not be unreasonably withheld or delayed), Park Sterling will not, and will not permit any of its subsidiaries to, subject to certain exceptions, undertake the following actions:

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  (1) create or incur indebtedness for borrowed money, except for certain indebtedness incurred in the ordinary course of business consistent with past practice (and after good faith consultation with South State with respect to any sales of brokered or internet certificates of deposit with a term that exceeds six months) or (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

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  (1) adjust, split, combine or reclassify any capital stock or other equity interest; (2) set any record or payment dates for any dividends or distributions on its capital stock, make, declare or pay any dividend or distribution (other than (A) dividends paid in the ordinary course of business by any direct or indirect wholly owned subsidiary to Park Sterling or any other direct or indirect wholly owned subsidiary, (B) regular quarterly dividends on Park Sterling common stock at a rate not in excess of $0.04 per share of Park Sterling common stock and on payment dates consistent with past practice and (C) dividends required in respect of the outstanding trust preferred securities as of April 26, 2017) or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest; (3) grant any equity awards, stock appreciation rights, restricted stock, restricted stock units or other equity-based compensation or grant any right to acquire any shares of its capital stock; (4) issue or commit to issue any additional shares of capital stock or issue, sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any Park Sterling subsidiary, except for issuances upon the exercise or settlement of Park Sterling options outstanding as of April 26, 2017 in accordance with the terms of such awards, or (5) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

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  sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets (other than to a direct or indirect wholly owned subsidiary), except for sales of OREO, loans, loan participations and sales of investment securities in the ordinary course of business consistent with past practice to third parties who are not affiliates of Park Sterling;

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  (1) acquire direct or indirect control over any business or person or (2) make any other investment in any person, except in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a loan in the ordinary course of business consistent with past practice and with respect to loans made to third parties who are not affiliates of Park Sterling, and with respect to (2) only, purchases of equity securities made in connection with Federal Home Loan Bank borrowings that are incurred in accordance with the terms of the merger agreement;

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  except as required under applicable law or the terms of any Park Sterling employee benefit plan as in effect on April 26, 2017, (1) enter into, adopt, amend or terminate, commence participation in, or agree to enter into, adopt or terminate, any employee benefit plan,

    (2) increase or agree to increase the compensation or benefits payable to any current or former employee, officer, director or independent contractor of Park Sterling or any of its subsidiaries, (3) enter into any new, or amend any existing, collective bargaining agreement or similar agreement, (4) cause the funding of any rabbi trust or similar arrangement, (5) grant or accelerate the vesting or lapsing of restrictions with respect to any equity-based awards or other incentive compensation under any employee benefit plan, (6) hire or promote any employee, or engage any independent contractor that is a natural person, who has (or with respect to hiring, engaging or promoting, will have) an annual target compensation opportunity of $200,000 or more (other than internal promotions made in connection with the departure of a former employee) or (7) other than in the ordinary course of business, terminate the employment of any employee, or service of any independent contractor that is a natural person, other than a termination of employment or service for cause;

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  settle any claim, action or proceeding other than in the ordinary course of business consistent with past practice involving solely money damages where the amounts not reimbursable or recoverable pursuant to insurance policies exceed $200,000 individually or $500,000 in the aggregate; waive, compromise, assign, cancel or release any material rights or claims; or agree to any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

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  pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business and consistent with past practice;

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  implement or adopt any change in accounting principles, practices or methods, except as required by GAAP as concurred in by Park Sterling’s independent auditors, or by applicable laws;

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  make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended tax return, enter into any material closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of taxes;

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  amend the articles of incorporation or bylaws of Park Sterling or comparable organizational documents of its subsidiaries;

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  except as reasonably required in connection with changes in prevailing market interest rates and in consultation with South State, (1) materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or (2) invest in any mortgage-backed or mortgage-related securities that would be considered “high-risk” securities under applicable regulatory pronouncements or any collateralized debt obligations or private label (non-agency) mortgage-backed securities;

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  except with respect to any loans or loan commitments, enter into, modify, amend or terminate any material contract, other than (1) with respect to currency, exchange, commodities or other hedging contracts, in the ordinary course of business consistent with past practice and in consultation with South State, (2) renewals of promissory notes, loan agreements or certain contracts or instruments for the borrowing of money in the ordinary course of business consistent with past practice and (3) normal renewals of real property leases in the ordinary course of business and in consultation with South State;

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  change in any material respect its credit policies and collateral eligibility requirements and standards;

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  except as required by applicable law, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, securitization, acquiring, selling, servicing, or buying or selling rights to service loans;

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  permit the construction of new structures or facilities upon, or purchase or lease any real property in respect of, any branch or other facility, or file any application or take any other action to establish, relocate or terminate the operation of any banking office, other than normal renewals of real property leases in respect of any branches or other facilities that are utilized by Park Sterling as of April 26, 2017 in the ordinary course of business and in consultation with South State;

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  make, or commit to make, any capital expenditures in excess of specified amounts;

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  without previously notifying and consulting with South State, (1) except to the extent approved by Park Sterling and committed to prior to the date of the merger agreement and disclosed to South State, make or acquire any loan or loan participation or issue a commitment (or renew or extend an existing commitment) for any loan relationship aggregating in excess of $5,000,000, (2) amend, renew, restructure or modify in any material respect any existing loan relationship or loan participation that would result in total credit exposure to the applicable borrower in excess of $5,000,000, (3) make, acquire or increase the concentrations of its shared national credits, or (4) increase the credit exposure of its loans or loan participations (including any acquisition, development and construction loans or loan participations or commercial real estate loans or loan participations) in excess of the planned concentration line limitations as in effect as of April 26, 2017 and disclosed to South State (with certain agreed upon modifications); provided that for purposes of clauses (1) and (2), with respect to any loan relationship having total credit exposure to the applicable borrower in excess of $5,000,000 as of April 26, 2017, such loans or loan participations or commitments (or renewals or extensions) or modifications are permitted so long as such loans or commitments (or renewals or extensions) or modifications do not result in an increase in total credit exposure in the aggregate, between April 26, 2017 and the closing of the merger, of greater than $2,500,000;

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  take any action that is intended to, would or would be reasonably likely to result in any of the conditions to the completion of the merger not being satisfied or prevent or materially delay the transactions contemplated by the merger agreement, including the merger and the bank merger, except as may be required by applicable law;

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  take any action, or knowingly fail to take any action, which would prevent or impede, or could reasonably be expected to prevent or impede, the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

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  agree to take, make any commitment to take or adopt any resolutions of the Park Sterling board of directors in support of, any of the above-prohibited actions.

        South State has agreed to a more limited set of restrictions on its business prior to the completion of the merger. Specifically, South State has agreed that prior to the effective time of the merger, except as expressly required or contemplated by the merger agreement or with the prior written consent of Park Sterling (which consent shall not be unreasonably withheld or delayed), South State will not, and will not permit any of its subsidiaries to, subject to certain exceptions, undertake the following actions:

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  amend the articles of incorporation or bylaws of South State in a manner that would materially and adversely affect the holders of Park Sterling common stock, or adversely affect the holders of Park Sterling common stock relative to other holders of South State common stock;

  •
  take any action that is intended to, would or would be reasonably likely to result in any of the conditions to the completion of the merger not being satisfied or prevent or materially delay the transactions contemplated in the merger agreement, including the merger and the bank merger, except as may be required by applicable law;

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  take any action, or knowingly fail to take any action, which would prevent or impede, or could reasonably be expected to prevent or impede, the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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  adjust, split, combine or reclassify any South State common stock;

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  take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary regulatory approvals required for the transactions contemplated by the merger agreement or, except as otherwise set forth in the merger agreement, the South State shareholder approval, or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement; or

  •
  agree to take, make any commitment to take or adopt any resolutions of the South State board of directors in support of, any of the above-prohibited actions.

Regulatory Matters

        South State and Park Sterling have agreed to use, and to cause their respective subsidiaries to use, their respective reasonable best efforts to take, and assist and cooperate with the other party in taking, all actions that are necessary, proper or advisable to comply promptly with all legal requirements with respect to the merger and the other transactions contemplated by the merger agreement and to obtain all permits, consents, authorizations, orders, clearances, waivers or approvals of any regulatory authority required or advisable in connection with the merger and the other transactions contemplated by the merger agreement. However, in no event will South State be required, or will Park Sterling and its subsidiaries be permitted (without South State’s prior written consent in its sole discretion), to take any action or agree to any condition or restriction involving South State, Park Sterling or any of their respective subsidiaries if such action, condition or restriction would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on South State and its subsidiaries, taken as a whole, or on Park Sterling and its subsidiaries, taken as a whole, in each case measured on a scale relative to Park Sterling and its subsidiaries, taken as a whole. South State and Park Sterling have also agreed to furnish each other with all information reasonably necessary in connection with any statement, filing, notice or application in connection with the transactions contemplated by the merger agreement, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Tax Matters

        South State and Park Sterling have agreed to use their respective reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Employee Benefits Matters

        For the first year following the closing of the merger, the employees (as a group) of Park Sterling who are actively employed by Park Sterling and its subsidiaries as of the closing of the merger and continue to be actively employed thereafter (which we refer to as the “covered employees”) will be provided employee benefits that, in the aggregate, are at least substantially comparable to the employee benefits (excluding severance benefits) that are generally made available to similarly situated employees of South State or its subsidiaries (other than Park Sterling and its subsidiaries). Notwithstanding the foregoing, until such time as South State has caused the covered employees to participate in the employee benefit plans that are made available to similarly situated employees of South State or its subsidiaries (other than Park Sterling and its subsidiaries), a covered employee’s continued participation in the employee benefit plans of Park Sterling and its subsidiaries will be deemed to satisfy the requirements of the merger agreement. If requested by South State prior to the closing, Park Sterling will terminate its tax-qualified 401(k) retirement plan, effective as of the day prior to closing, and distribute all plan assets after the closing. Upon a qualifying termination of employment within the first year following the closing of the merger, a covered employee who is not a party to a severance agreement with Park Sterling or its affiliates will be eligible for severance benefits in the form of continued base salary or wages for a number of weeks equal to the product of (a) two multiplied by (b) his or her completed years of severance with Park Sterling, subject to a minimum of four weeks and a maximum of 16 weeks. In addition, a covered employee whose employment is terminated without cause prior to the payment of annual bonuses for 2017 under the Park Sterling benefit plans will remain eligible for an annual bonus for 2017. If the closing of the merger does not occur until 2018, Park Sterling may pay the covered employees an annual bonus for 2018, prorated based on the portion of the year elapsed prior to the closing of the merger.

        If a covered employee becomes eligible to participate in an employee benefit plan maintained by South State or any of its subsidiaries (other than Park Sterling or its subsidiaries), South State will recognize the service of such covered employee with Park Sterling or its subsidiaries for purposes of eligibility, participation and vesting under such employee benefit plan to the same extent that such service was recognized immediately prior to the effective time under a corresponding Park Sterling benefit plan in which such covered employee was eligible to participate immediately prior to the effective time; however, such service will not be recognized (a) to the extent that it would result in duplication of any benefits of a covered employee with respect to the same period of service, (b) for any purpose under any retiree medical plan or (c) for purposes of any defined benefit pension plan or any plan, program or arrangement under which similarly situated employees of South State and its subsidiaries do not receive credit for prior service or that is grandfathered or frozen, either with respect to level of benefits or participation.

        With respect to any health care plan of South State or any of its subsidiaries (other than Park Sterling and its subsidiaries) in which any covered employee is eligible to participate, for the plan year in which such covered employee is first eligible to participate, South State will use commercially reasonable efforts to (x) cause any preexisting condition limitations or eligibility waiting periods under such South State or subsidiary plan to be waived with respect to such covered employee to the extent that such limitation would have been waived or satisfied under the Park Sterling benefit plan in which such covered employee participated immediately prior to the effective time and (y) recognize any health care expenses incurred by such covered employee in the year in which the effective time occurs (or, if later, the year in which such covered employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of South State or any of its subsidiaries. If South State does not or cannot take the actions contemplated by the preceding sentence, it will permit the covered employees to continue participating in the corresponding Park Sterling employee benefit plans until the beginning of the first plan year following the closing of the merger.

Director and Officer Indemnification and Insurance

        The merger agreement provides that from and after the completion of the merger, the surviving corporation will indemnify and hold harmless all present and former directors and officers of Park Sterling or any of its subsidiaries against all liabilities arising out of the fact that such person is or was a director or officer of Park Sterling or any of its subsidiaries if the claim pertains to any matter of fact arising, existing or occurring at or before the effective time of the merger (including the merger and the other transactions contemplated by the merger agreement), regardless of whether such claims are asserted before or after the effective time, to the fullest extent permitted by applicable law.

        The merger agreement requires the surviving corporation to use its reasonable best efforts to maintain for a period of six years after completion of the merger the currently existing directors’ and officers’ liability insurance policy maintained by Park Sterling, or policies of at least the same coverage and amounts and containing terms and conditions that are substantially no less advantageous than the existing policy (or, with the consent of Park Sterling given prior to the completion of the merger, any other policy), with respect to claims arising from facts, events, acts, errors or omissions that occurred prior to the completion of the merger, and covering such individuals who are currently covered by such insurance. However, the surviving corporation is not required to spend annually an amount more than 300% of the annual premium payment on Park Sterling’s current directors’ and officers’ liability insurance policy. If the surviving corporation is unable to maintain a policy as described for less than that amount, the surviving corporation will obtain as much comparable insurance as is available for that amount. In lieu of such a policy, (1) South State or the surviving corporation may substitute a six-year “tail” prepaid policy with terms no less favorable in any material respect to the indemnified parties than Park Sterling’s existing policy as of April 26, 2017, or, if the cost of such a policy exceeds 300% of the annual premium payment on Park Sterling’s current directors’ and officers’ liability insurance policy, South State or the surviving corporation will obtain as much comparable insurance as is available by payment of such amount or (2) South State may request that Park Sterling obtain extended coverage for the six-year period under Park Sterling’s existing insurance programs. If South State (or any of its successors or assigns) merges with another person and is not the continuing entity, or if South State transfers or conveys all or substantially all of its properties or assets to another person, then South State will ensure that its successors and assigns expressly assume South State’s indemnification and insurance obligations.

Surviving Corporation Board of Directors; Governance Matters

        Immediately following the effective time, South State will appoint James C. Cherry and one current non-employee member of the board of directors of Park Sterling to the South State board of directors. In addition, Mr. Cherry will be appointed to the Executive Committee of the South State board of directors. Following the closing, Mr. Robert R. Horger will continue to serve as Chairman of the board of directors of South State.

Surviving Corporation Officers

        The officers of South State in office immediately prior to the effective time, together with such additional persons as may thereafter be elected or appointed, shall serve as the officers of the surviving corporation from and after the effective time of the merger in accordance with the bylaws of South State.

Restructuring Efforts

        If either South State or Park Sterling fails to receive shareholder approval to approve the merger agreement at their respective shareholder meetings, or any adjournment or postponement thereof, unless the merger agreement has been terminated in accordance with its terms, each party will use its reasonable best efforts in good faith to negotiate a restructuring of the merger and/or resubmit the merger agreement or the restructured transactions to its shareholders for approval. In such circumstances, neither South State nor Park Sterling is obligated to agree to alter or change any material term of the merger agreement, including the amount, kind or timing (in a manner that materially delays) of receipt of the merger consideration provided for in the merger agreement, or adversely affect the tax treatment of the merger with respect to South State or Park Sterling shareholders.

Certain Additional Covenants

        The merger agreement also contains additional covenants, including covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of South State common stock to be issued in the merger, dividends of South State and Park Sterling to be declared after the date of the merger agreement, the redemption or assumption of Park Sterling’s outstanding debt securities, trust preferred securities or related guarantees, access to information of the other company, notification of certain matters, exemption from takeover laws and public announcements with respect to the transactions contemplated by the merger agreement.

Park Sterling Shareholder Meeting and Recommendation of the Park Sterling Board of Directors

        Park Sterling has agreed to hold a meeting of its shareholders for the purpose of voting upon approval of the merger agreement as promptly as practicable. Park Sterling will use its reasonable best efforts to obtain from its shareholders the requisite shareholder approval of the merger agreement, including by having its board of directors recommend that its shareholders approve the merger agreement, subject to the Park Sterling board of directors’ ability to make a change in company recommendation discussed below in “—Agreement Not to Solicit Other Offers.”

South State Shareholder Meeting and Recommendation of the South State Board of Directors

        South State has agreed to hold a meeting of its shareholders for the purpose of voting upon approval of the merger agreement as promptly as practicable. South State will use its reasonable best efforts to obtain from its shareholders the requisite shareholder approval of the merger agreement, including by having its board of directors recommend that its shareholders approve the merger agreement, subject to the South State board of directors’ ability to make a change in South State recommendation discussed below in “—Change in South State Recommendation.”

Agreement Not to Solicit Other Offers

        For purposes of the merger agreement:

  •
  an “acquisition proposal” means any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, by way of a tender offer), business combination, recapitalization, liquidation, dissolution or similar transaction involving Park Sterling or any of its subsidiaries, as applicable, that, if consummated, would constitute an “alternative transaction” (as described below);

  •
  an “alternative transaction” means any of (1) a transaction pursuant to which any person (or group of persons) other than South State or its affiliates, directly or indirectly, acquires or would acquire more than 20% of the outstanding shares of Park Sterling common stock or outstanding voting power of Park Sterling, whether from Park Sterling or pursuant to a tender offer or exchange offer or otherwise, (2) a merger, reorganization, share exchange, consolidation or other business combination involving Park Sterling and any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Park Sterling (except, in each case, the merger or the bank merger), (3) any transaction pursuant to which any person (or group of persons) other than South State or its affiliates, acquires or would acquire control of assets (including for this purpose, the outstanding equity securities of any Park Sterling subsidiaries, and securities of the entity surviving any merger or business combination involving any Park Sterling subsidiary)

    of Park Sterling or any of its subsidiaries representing more than 20% of the fair market value of all the assets, deposits, net revenues or net income of Park Sterling or any of its subsidiaries, taken as a whole, immediately prior to such transaction or (4) any other consolidation, business combination, recapitalization or similar transaction involving Park Sterling or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of Park Sterling common stock, immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding shares of Park Sterling common stock, and the outstanding voting power of the surviving or resulting entity in such transaction immediately following the completion of the transaction, in substantially the same proportion as such holders held the shares of Park Sterling common stock, immediately prior to the completion of such transaction; and

  •
  a “superior proposal” for Park Sterling means an unsolicited, bona fide written acquisition proposal made by a third person (or group of persons acting in concert) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction (1) all or substantially all of the assets of Park Sterling or (2) all of the outstanding voting securities of Park Sterling, and which the Park Sterling board of directors has in good faith determined (taking into account the advice of its outside legal counsel and financial advisors and the terms of the acquisition proposal and the merger agreement) to be more favorable, from a financial point of view, to Park Sterling shareholders than the transactions contemplated by the merger agreement (as may be proposed to be amended by South State) and to be reasonably capable of being completed on the terms proposed, taking into account all other legal, financial, timing, regulatory and other aspects of such acquisition proposal and the person making the proposal.

        Park Sterling has agreed that it will not, will cause each of its subsidiaries and its and their respective officers, directors and employees not to, and will use reasonable best efforts to cause its and their respective agents and representatives not to, directly or indirectly:

  •
  initiate, solicit, knowingly encourage or knowingly facilitate any acquisition proposal;

  •
  participate in any discussions with or provide any confidential information to any person relating to an acquisition proposal or alternative transaction, engage in any negotiations concerning an acquisition proposal or alternative transaction, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal or alternative transaction;

  •
  approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other contract related to any acquisition proposal or alternative transaction; or

  •
  propose or agree to do any of the above.

        However, Park Sterling and its representatives may, before the Park Sterling shareholder approval is obtained, subject to compliance with its non-solicitation obligations (as described above) and to first entering into a confidentiality agreement having provisions that are no less favorable to Park Sterling than those contained in the confidentiality agreement between South State and Park Sterling, engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written acquisition proposal by such person first made after the date of the merger agreement (which did not result from a breach of Park Sterling’s non-solicitation obligations in the merger agreement) and which the Park Sterling board of directors concludes in good faith (after consultation with its outside legal counsel and financial advisors) constitutes or is reasonably likely to result in a superior proposal, if and only to the extent that the Park Sterling board of directors concludes in good faith (after consultation with its outside legal counsel) that failure to do so would be reasonably likely to violate the directors’ fiduciary duties under applicable law. Park Sterling will be responsible for any violation of the non-solicitation obligations set forth in the merger agreement by its representatives.

        Park Sterling has agreed to provide South State prompt notice (and in no event later than 24 hours) after the receipt of any acquisition proposal, or any request for nonpublic information that may relate to an acquisition proposal, or any inquiry that is reasonably likely to lead to a possible acquisition proposal. The notice will be made orally and in writing, and indicate the identity of the person making the acquisition proposal, inquiry or request and the material terms thereof (including a copy thereof if in writing and any related documentation or correspondence). Park Sterling also agrees to provide South State prompt notice (and in no event later than 24 hours) if it enters into any discussions or negotiations with or provides nonpublic information to a person as required by the directors’ fiduciary duties and permitted under the preceding paragraph. Park Sterling will keep South State reasonably informed of the status and terms of any such proposals, offers, inquiries, discussions or negotiations on a current basis, including by providing a copy of all material related documentation or correspondence.

        Furthermore, none of Park Sterling, the Park Sterling board of directors or any of its committees will (1) withhold, withdraw or modify in any manner adverse to South State (or propose publicly to do so) its recommendation of the transactions contemplated under the merger agreement, (2) approve or recommend to its shareholders (or resolve to or publicly propose or announce its intention to do so) any alternative acquisition proposal or (3) within 10 business days after an alternative acquisition proposal is made public or any request by South State (which request may be made once per acquisition proposal (and any material change thereto)), fail to publicly, finally and without qualification recommend against any alternative acquisition proposal or reaffirm its recommendation for Park Sterling shareholders to approve the merger agreement (each of which we refer to as a “change in company recommendation”).

        Notwithstanding the preceding paragraph, before the Park Sterling shareholder approval is obtained, the Park Sterling board of directors may make a change in company recommendation if and only if (1) an unsolicited bona fide written acquisition proposal (which did not result from a breach of Park Sterling’s non-solicitation obligations in the merger agreement) is made by a third party and not withdrawn, (2) the Park Sterling board of directors concludes in good faith (in consultation with its outside legal counsel and financial advisors) that the acquisition proposal constitutes a superior proposal, (3) the Park Sterling board of directors concludes in good faith (after consultation with its outside legal counsel) that failure to make a change in company recommendation would be reasonably likely to violate the directors’ fiduciary duties under applicable law, (4) prior to effecting the change in company recommendation, Park Sterling has given written notice to South State advising South State that it intends to effect a change in company recommendation, and five business days have elapsed, (5) during the five business day period, Park Sterling has considered any adjustments or modifications to the merger agreement proposed by South State and engaged in good faith discussions with South State regarding such adjustments or modifications and (6) at the end of such period, the Park Sterling board of directors again reasonably determines in good faith (after consultation with its outside legal counsel, and taking into account any proposed adjustments or modifications to the merger agreement proposed by South State) that the acquisition proposal continues to constitute a superior proposal and that failure to make a change in company recommendation would be reasonably likely to violate the directors’ fiduciary duties under applicable law. In the event there is an amendment to any material term of the acquisition proposal, Park Sterling is also required to notify South State of the amendment and to consider any proposed adjustments or modifications to the merger agreement proposed by South State, but the notification and proposal period will be three business days instead of five business days.

        The merger agreement provides that nothing in the non-solicitation provisions of the merger agreement prohibits Park Sterling or its subsidiaries from (1) disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act, (2) making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act or (3) issuing a “stop, look and listen” statement pending disclosure of its position under such rules. However, compliance with such rules will not eliminate or modify the effect that any action would otherwise have under the merger agreement. Any such disclosure (other than a “stop, look and listen” statement, which is followed within ten business days by an unqualified public reaffirmation of Park Sterling’s recommendation for the merger agreement) constitutes a change in company recommendation, unless the Park Sterling board of directors expressly publicly reaffirms, without qualification, its recommendation for the merger agreement in connection with such communication.

        Finally, Park Sterling has agreed to (1) cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties with respect to any acquisition proposal or alternative transaction or similar transaction (and cause its respective subsidiaries and representatives to cease any such discussions) and (2) not release any third party from or waive the provisions of any confidentiality or standstill agreement to which Park Sterling or its subsidiaries is a party with respect to any acquisition proposal or alternative transaction.

Change in South State Recommendation

        South State has agreed that none of South State, the South State board of directors or any of its committees will withhold, withdraw or modify in any manner adverse to Park Sterling (or propose publicly to do so) its recommendation of the transactions contemplated under the merger agreement (which we refer to as a “change in South State recommendation”). However, before the South State shareholder approval is obtained, the South State board of directors may make a change in South State recommendation if and only if (1) the South State board of directors concludes in good faith (in consultation with its outside legal counsel) that failure to make a change in South State recommendation would be reasonably likely to violate the directors’ fiduciary duties under applicable law, (2) prior to effecting the change in South State recommendation, South State has given written notice to Park Sterling advising Park Sterling that it intends to effect a change in South State recommendation, and five business days have elapsed, (3) during the five-business-day period, South State has considered any adjustments or modifications to the merger agreement proposed by Park Sterling and engaged in good faith discussions with Park Sterling regarding such adjustments or modifications and (4) at the end of such period, the South State board of directors again reasonably determines in good faith (after consultation with its outside legal counsel, and taking into account any proposed adjustments or modifications to the merger agreement proposed by Park Sterling) that failure to make a change in South State recommendation would be reasonably likely to violate the directors’ fiduciary duties under applicable law.

Conditions to Completion of the Merger

        South State’s and Park Sterling’s respective obligations to complete the merger are subject to the fulfillment or waiver of the following conditions:

  •
  the approval of the merger agreement by South State’s and Park Sterling’s respective shareholders;

  •
  the receipt of required regulatory approvals without a condition or restriction that would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on South State and its subsidiaries, taken as a whole, or on Park Sterling and its subsidiaries, taken as a whole (measured in each case on a scale relative to Park Sterling and its subsidiaries, taken as a whole), and the expiration or termination of all related statutory waiting periods;

  •
  the absence of any order, injunction, decree or judgment by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the merger agreement, and the absence of any law, order, injunction or decree that prohibits or makes illegal the completion of the merger or the other transactions contemplated by the merger agreement;

  •
  the authorization of the listing of the South State common stock to be issued upon the consummation of the merger on the NASDAQ, without objection to the listing from NASDAQ;

  •
  the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to the South State common stock to be issued upon the consummation of the merger under the Exchange Act, and the absence of any stop order (or proceedings initiated by the SEC and continuing);

  •
  the accuracy of the representations and warranties of each other party in the merger agreement as of the date of the merger agreement and as of the closing date as though made at and as of the closing date, subject to the materiality standards provided in the merger agreement;

  •
  the performance by the other party in all material respects of all obligations required to be performed by it at or prior to the effective time of the merger under the merger agreement (and the receipt by each party of certificates from the other party to such effect); and

  •
  receipt by each of South State and Park Sterling of an opinion of its respective legal counsel as to certain tax matters.

        Neither Park Sterling nor South State can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither Park Sterling nor South State has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

        The merger agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

  •
  the merger has not been completed by the end date, if the failure to complete the merger by the end date is not caused by the terminating party’s breach of the merger agreement;

  •
  any required regulatory approval has been denied by the relevant regulatory authority and this denial has become final and non-appealable, or a regulatory authority has issued a final, non-appealable injunction or order permanently enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated by the merger agreement; or

  •
  there is a breach by the other party that would cause the failure of certain of the closing conditions described above, and the breach, if continuing on the closing date, is not cured prior to the earlier of the end date and 30 business days following written notice of the breach.

        In addition, South State may terminate the merger agreement in the following circumstances:

  •
  the Park Sterling board of directors (1) fails to recommend to the Park Sterling shareholders that they approve the merger agreement or (2) effects a change in company recommendation with respect to the merger agreement or the transactions contemplated thereby;

  •
  the Park Sterling board of directors fails to comply in any material respect with its non-solicitation obligations described in “—Agreement Not to Solicit Other Offers” or its obligations with respect to calling a shareholder meeting described in “—Park Sterling Shareholder Meeting and Recommendation of the Park Sterling Board of Directors”; or

  •
  the Park Sterling shareholders do not approve the merger agreement and the transactions contemplated thereby at the Park Sterling special meeting called for such purpose, or any adjournment thereof.

        In addition, Park Sterling may terminate the merger agreement in the following circumstances:

  •
  the South State board of directors (1) fails to recommend to the South State shareholders that they approve the merger agreement or (2) effects a change in South State recommendation with respect to the merger agreement or the transactions contemplated thereby;

  •
  the South State board of directors fails to comply in any material respect with its obligations described in the section titled “—Change in South State Recommendation” or its obligations with respect to calling a shareholder meeting described in “—South State Shareholder Meeting and Recommendation of the South State Board of Directors”;

  •
  (1) if the Park Sterling shareholder meeting has been held, (2) the Park Sterling shareholders do not approve the merger agreement at such meeting, or any adjournment thereof, (3) prior to the Park Sterling shareholder meeting, Park Sterling has received a superior proposal which did not result from a breach of Park Sterling’s non-solicitation obligations described in “—Agreement Not to Solicit Other Offers,” and (4) the Park Sterling board of directors has determined to enter into a definitive agreement providing for such superior proposal upon termination of the merger agreement, and enters into such agreement concurrently with such termination; provided, that Park Sterling shall pay South State the termination fee described in “—Termination Fee” concurrently with and as a condition to the effectiveness of such termination; or

  •
  the South State shareholders do not approve the merger agreement and the transactions contemplated thereby at the South State special meeting called for such purpose, or any adjournment thereof.

Effect of Termination

        If the merger agreement is terminated, it will become void, except that (1) both South State and Park Sterling will remain liable for any fraud or willful and material breach of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Termination Fee

        Park Sterling will pay South State a $25 million termination fee if the merger agreement is terminated in the following circumstances:

  •
  the Park Sterling board of directors (1) fails to recommend to the Park Sterling shareholders that they approve the merger agreement or (2) effects a change in company recommendation, and South State terminates the merger agreement;

  •
  the Park Sterling board of directors fails to comply in any material respect with its non-solicitation obligations described above in the section titled “—Agreement Not to Solicit Other Offers” or its obligations with respect to calling a shareholder meeting described above in the section titled “—Park Sterling Shareholder Meeting and Recommendation of the Park Sterling Board of Directors,” and South State terminates the merger agreement;

  •
  (1) before the termination of the merger agreement, an acquisition proposal with respect to Park Sterling is made known to Park Sterling’s shareholders, senior management or board of directors, or any person has publicly announced an intent (whether or not conditional) to make an acquisition proposal with respect to Park Sterling, after the date of the merger agreement; (2) thereafter, the merger agreement is terminated (a) by South State or Park Sterling, because the merger has not been completed by the end date (if the Park Sterling shareholder approval has not been obtained), (b) by South State, following a breach by Park Sterling, or (c) by South State, because Park Sterling shareholders fail to approve the merger agreement at the Park Sterling shareholder meeting; and (3) Park Sterling consummates an alternative transaction or enters into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other contract related to such acquisition proposal or alternative transaction, prior to the date that is 12 months after the date the merger agreement is terminated (with references to “20%” in the definition of acquisition proposal being deemed to refer to “50%” for purposes of this paragraph); or

  •
  (1) if the Park Sterling shareholder meeting has been held, (2) the Park Sterling shareholders do not approve the merger agreement at such meeting, or any adjournment thereof, (3) prior to the Park Sterling shareholder meeting, Park Sterling has received a superior proposal which did not result from a breach of Park Sterling’s non-solicitation obligations described in “—Agreement Not to Solicit Other Offers,” and (4) the Park Sterling board of directors has determined to enter into a definitive agreement providing for such superior proposal upon termination of the merger agreement, and enters into such agreement concurrently with such termination.

        South State will pay Park Sterling a $25 million termination fee if the merger agreement is terminated in the following circumstances:

  •
  the South State board of directors (1) fails to recommend to the South State shareholders that they approve the merger agreement or (2) effects a change in South State recommendation, and Park Sterling terminates the merger agreement; or

  •
  the South State board of directors fails to comply in any material respect with its obligations described above in the section titled “—Change in South State Recommendation” or its obligations with respect to calling a shareholder meeting described above in the section titled “—South State Shareholder Meeting and Recommendation of the South State Board of Directors,” and Park Sterling terminates the merger agreement.

Expenses and Fees

        Except as set forth above, each of South State and Park Sterling will be responsible for all costs and expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Amendment, Waiver and Extension of the Merger Agreement

        Subject to applicable law, South State and Park Sterling may amend the merger agreement by written agreement. However, after any approval of the merger agreement by Park Sterling shareholders or South State shareholders, as applicable, there may not be, without further approval of Park Sterling shareholders or South State shareholders, as applicable, any amendment of the merger agreement that requires further approval under applicable law.

        At any time prior to the effective time of the merger, each party, to the extent legally allowed, may extend the time for the performance of any of the obligations or other acts of the other party; waive any inaccuracies in the representations and warranties of the other party; and waive compliance by the other party with any of the agreements and conditions for its benefit contained in the merger agreement.

Voting Agreements

        Each of the directors and current named executive officers of Park Sterling have entered into a voting agreement with South State, solely in their capacities as shareholders of Park Sterling, pursuant to which they have agreed, among other things, to vote in favor of the Park Sterling merger proposal and the other proposals presented at the Park Sterling special meeting and against any alternative acquisition proposal, as well as certain other customary restrictions with respect to the voting and transfer of his or her shares of Park Sterling common stock.

        The preceding discussion is a summary of the voting agreements and is qualified in its entirety by reference to the form of voting agreement, which is provided in its entirety as Annex D to this joint proxy statement/prospectus.

ACCOUNTING TREATMENT

        The merger will be accounted for as an acquisition by South State using the acquisition method of accounting. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Park Sterling as of the effective time of the merger will be recorded at their respective fair values and added to those of South State. Any excess of the purchase price over the fair values is recorded as goodwill. The consolidated financial statements of South State will reflect these fair values and the results of operations of Park Sterling only after the merger closes and will not be restated retroactively to reflect the historical financial position or results of operations of Park Sterling. The purchase price will be determined by adding (1) the product obtained by multiplying (a) the number of shares of Park Sterling common stock to be cancelled in the merger by (b) 0.14, the exchange ratio, and (c) the closing price of South State’s common shares on the last trading day prior to the date of acquisition and (2) the amount of cash paid by South State for Park Sterling’s outstanding stock options.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        Subject to the limitations, assumptions and qualifications described herein, it is the opinion of each of Wachtell, Lipton, Rosen & Katz and McGuireWoods LLP that the material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of Park Sterling common stock that exchange their shares of Park Sterling common stock for shares of South State common stock in the merger are as described below. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

        The following discussion applies only to U.S. holders of shares of Park Sterling common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors therein, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of Park Sterling common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, retirement plans, individual retirement accounts, or other tax-deferred accounts, holders who acquired Park Sterling common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation or holders who actually or constructively own more than 5% of Park Sterling common stock).

        For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Park Sterling common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is subject to U.S. federal income tax, regardless of its source.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Park Sterling common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Park Sterling common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

        Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

        It is a condition to the obligation of South State to complete the merger that South State receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Park Sterling to complete the merger that Park Sterling receive an opinion from McGuireWoods LLP dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on facts and representations contained in representation letters provided by South State and Park Sterling and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service (which we refer to as the “IRS”) or any court. South State and Park Sterling have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

        The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, upon exchanging your Park Sterling common stock for South State common stock, you generally will not recognize gain or loss, except with respect to cash received instead of fractional shares of South State common stock (as discussed below). The aggregate tax basis of the South State common stock that you receive in the merger (including any fractional shares deemed received and redeemed for cash as described below) will equal your aggregate adjusted tax basis in the shares of Park Sterling common stock you surrender in the merger. Your holding period for the shares of South State common stock that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below) will include your holding period of the shares of Park Sterling common stock that you surrender in the merger. If you acquired different blocks of Park Sterling common stock at different times or at different prices, the South State common stock you receive will be allocated pro rata to each block of Park Sterling common stock, and the basis and holding period of each block of South State common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Park Sterling common stock exchanged for such block of South State common stock.

Cash Instead of Fractional Shares

        If you receive cash instead of a fractional share of South State common stock, you will be treated as having received such fractional share of South State common stock pursuant to the merger and then as having sold such fractional share of South State common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of South State common stock as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of Park Sterling common stock surrendered therefor) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        If you are a non-corporate holder of Park Sterling common stock, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you (1) furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that you are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

        This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. Holders of Park Sterling common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial statements are based on the separate historical financial statements of South State and Park Sterling after giving effect to the merger and the issuance of South State common stock in connection therewith, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 is presented as if the merger with Park Sterling had occurred on June 30, 2017. The unaudited pro forma condensed combined income statement for the year ended December 31, 2016 and the six months ended June 30, 2017 is presented as if the merger and South State’s acquisition of Southeastern Bank Financial Corporation had occurred on January 1, 2016. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

        The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States. South State is the acquirer for accounting purposes. South State has not had sufficient time to completely evaluate the significant identifiable long-lived tangible and identifiable intangible assets of Park Sterling. Accordingly, the unaudited pro forma adjustments, including the allocations of the purchase price, are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Certain reclassifications have been made to the historical financial statements of Park Sterling to conform to the presentation in South State’s financial statements.

        A final determination of the acquisition consideration and fair values of Park Sterling’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Park Sterling that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma condensed combined financial statements presented below and could result in a material change in amortization of acquired intangible assets.

        In connection with the plan to integrate the operations of South State and Park Sterling following the completion of the merger, South State anticipates that nonrecurring charges, such as costs associated with systems implementation, severance, and other costs related to exit or disposal activities, could be incurred. South State is not able to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges could affect the results of operations of South State and Park Sterling, as well as those of the combined company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma condensed combined financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are nonrecurring in nature and not factually supportable at the time that the unaudited pro forma condensed combined financial statements were prepared. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration. Direct transaction-related expenses estimated at $4.75 million for South State, and $6.85 million for Park Sterling are not included in the unaudited pro forma condensed combined income statements.

        The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of:

  •
  changes in the trading price for South State’s common stock;

  •
  net cash used or generated in Park Sterling’s operations between the signing of the merger agreement and the completion of the merger;

  •
  the timing of the completion of the merger;

  •
  other changes in Park Sterling’s net assets that occur prior to the completion of the merger, which could cause material differences in the information presented below; and

  •
  changes in the financial results of the combined company.

        The unaudited pro forma condensed combined financial statements are provided for informational purposes only. The unaudited pro forma condensed combined financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma condensed combined financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed combined financial statements should be read together with:

  •
  the accompanying notes to the unaudited pro forma condensed combined financial statements;

  •
  South State’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016, included in South State’s Annual Report on Form 10-K for the year ended December 31, 2016;

  •
  South State’s separate unaudited historical condensed consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017, included in South State’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017;

  •
  Park Sterling’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2016, included in Park Sterling’s Annual Report on Form 10-K for the year ended December 31, 2016;

  •
  Park Sterling’s separate unaudited historical condensed consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2017, included in Park Sterling’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017;

  •
  Southeastern Bank Financial Corporation’s separate audited historical consolidated financial statements as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, incorporated by reference in this joint proxy statement/prospectus; and

  •
  other information pertaining to South State and Park Sterling contained in or, with respect to South State and Park Sterling, incorporated by reference into this joint proxy statement/prospectus. See “Selected Consolidated Historical Financial Data of South State” and “Selected Consolidated Historical Financial Data of Park Sterling” included elsewhere in this joint proxy statement/prospectus.

        The unaudited pro forma condensed combined balance sheet as of June 30, 2017 presents the consolidated financial position giving pro forma effect to the following transactions as if they had occurred as of June 30, 2017:

  •
  the completion of South State’s acquisition of Park Sterling, including the issuance of 7,459,199 shares of South State common stock (based upon the number of shares outstanding of Park Sterling common stock as of June 30, 2017 and an exchange ratio of 0.14); and

  •
  $6.85 million in transaction related cost that was accrued for on the Park Sterling closing balance sheet, including professional fees.

        The unaudited pro forma condensed combined income statement for the year ended December 31, 2016 and for the six months ended June 30, 2017 presents the consolidated results of operations giving pro forma effect to the following transactions as if they had occurred as of January 1, 2016:

  •
  the full-year impact of Park Sterling’s income statement, including pro forma amortization and accretion of purchase accounting adjustments on securities, loans, fixed assets, deposits, other borrowings and intangible assets;

  •
  the issuance of additional South State common stock, applying the 0.14 exchange ratio to the weighted-average shares outstanding of Park Sterling shares in determining EPS;

  •
  the full-year impact of Southeastern Bank Financial Corporation’s income statement, including pro forma amortization and accretion of purchase accounting adjustments on securities, loans, fixed assets, deposits, other borrowings and intangible assets; and

  •
  the issuance of additional South State common stock in connection with the merger of Southeastern Bank Financial Corporation with and into South State, applying the 0.7307 exchange ratio in that merger to the weighted-average shares outstanding of Southeastern Bank Financial Corporation in determining EPS.

SOUTH STATE CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2017
(Dollars in thousands, except par value)

	South State Corporation 6/30/2017 (as reported)	Park Sterling Corporation 6/30/2017 (as reported)	Purchase Accounting & Pro Forma Adjustments		Pro Forma 6/30/2017 Combined
ASSETS
Cash and cash equivalents:
Cash and due from banks	$225,259	$35,508	$(7,440)	(z)	$253,327
Interest-bearing deposits with banks	185,472	55,862	—		241,334
Federal funds sold and securities purchased under agreements to resell	21,159	260	—		21,419

Total cash and cash equivalents	431,890	91,630	(7,440)		516,080

Investment securities:
Securities held to maturity	4,166	87,690	(357)	(a)	91,499
Securities available for sale, at fair value	1,341,652	403,602	(1,643)	(a)	1,743,611
Other investments	13,076	20,179	—		33,255

Total investment securities	1,358,894	511,471	(2,000)		1,868,365

Loans held for sale	65,995	3,102	—		69,097

Loans:
Acquired	2,192,203	2,502,120	(40,389)	(b)	4,653,934
Less allowance for acquired loan losses	(3,741)	(12,702)	12,702	(b)	(3,741)
Non-acquired	5,992,393	—	—		5,992,393
Less allowance for non-acquired loan losses	(40,149)	—	—		(40,149)

Loans, net	8,140,706	2,489,418	(27,687)		10,602,437

Other real estate owned (OREO)	14,430	3,175	(610)	(c)	16,995
Premises and equipment, net	201,539	62,779	(10,000)	(d)	254,318
Goodwill	595,817	63,317	288,408	(e)	947,542
Bank-owned life insurance	150,476	71,831	—		222,307
Mortgage servicing rights (MSRs)	29,930	—	—		29,930
Other intangible assets	52,966	10,530	14,671	(f)	78,167
Deferred tax asset	39,921	20,790	10,917	(g)	71,628
Other assets	71,877	12,956	—		84,833

Total assets	$11,154,441	$3,340,999	$266,260		$14,761,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$2,635,147	$554,399	$—		$3,189,546
Interest-bearing	6,396,507	1,982,783	—		8,379,290

Total deposits	9,031,654	2,537,182	—		11,568,836
Federal funds purchased and securities sold under agreements to repurchase	334,018	—	—		334,018
Other borrowings	98,147	409,217	5,000	(h)	512,364
Other liabilities	85,137	25,336	11,600	(i), (k)	122,073

Total liabilities	9,548,956	2,971,735	16,600		12,537,291

Shareholders’ equity:
Preferred stock—$.01 par value; authorized 10,000,000 shares; no shares issued and outstanding	—	—	—		—
Common stock	73,148	53,280	(34,632)	(j), (l)	91,796
Surplus (APIC)	1,134,328	273,409	331,617	(j), (l)	1,739,354
Retained earnings	401,706	44,375	(49,125)	(j)	396,956
Accumulated other comprehensive (loss)	(3,697)	(1,800)	1,800	(j)	(3,697)

Total shareholders’ equity	1,605,485	369,264	249,660		2,224,409

Total liabilities and shareholders’ equity	$11,154,441	$3,340,999	$266,260		$14,761,700

Purchase Accounting Adjustments:

(z)
Adjustment reflects payment for in the money stock options paid at closing.

(a)
Adjustment reflects marking the investment portfolio to fair value as of the acquisition date determined by using bid pricing.

(b)
Adjustment reflects the fair value adjustments based on South State’s evaluation of the acquired loan portfolio, and the reversal of Park Sterling’s allowance for loan loss reserves (which we refer to as “ALLL”).

(c)
Adjustment reflects the fair value adjustments to OREO based on South State’s evaluation of the acquired OREO portfolio.

(d)
Adjustment reflects the estimated fair value adjustments to acquired premises (building and land) based on South State’s evaluation as of the acquisition date.

(e)
Adjustment reflects the goodwill generated as a result of the consideration paid being greater than the net assets acquired.

(f)
Adjustment reflects the recording of the incremental core deposit intangible of $14.671 million on the acquired core deposit accounts.

(g)
Adjustment reflects the recording of the deferred tax asset generated by the net fair value adjustments (at a rate equal to 35.8%).

(h)
Adjustment reflects the fair value adjustment, a premium, to the trust preferred securities totaling $5.0 million.

(i)
Adjustment reflects $6.85 million in accrued transaction costs related to Park Sterling.

(j)
Adjustment reflects the reversal of Park Sterling’s June 30, 2017 retained earnings, common stock, surplus, and accumulated other comprehensive income.

Pro Forma Adjustments:

(k)
Adjustment reflects the accrual of South State’s direct transaction costs of $4.75 million.

(l)
Adjustment reflects the difference in par value of common stock from $1.00 of Park Sterling common stock to $2.50 of South State common stock, and the exchange ratio of 0.14.

        The following table summarizes the preliminary purchase price allocation to the estimated fair value of assets and liabilities of (in thousands, except per share data):

Park Sterling common shares outstanding at June 30, 2017		53,280
Price per share, based upon South State price of $83.75 as of July 31, 2017		$11.73

Total pro forma purchase price from common stock		$624,974
Stock based compensation (in the money stock options)		6,139

Total pro forma purchase price		$631,114
Fair value of assets acquired:
Cash and cash equivalents	$91,630
Investment securities	489,292
Loans, net	2,464,833
Other real estate owned	2,565
Premises & equipment	52,779
Other intangible assets, including CDI, non-compete, and client list	25,201
Bank owned life insurance	71,831
Deferred tax asset, net	31,707
Other assets	33,135

Total assets	3,262,973

Fair value of liabilities assumed:
Deposits	2,537,182
Advances from FHLB	345,000
Other borrowings	69,217
Other liabilities	32,186

Total liabilities	2,983,585

Net assets acquired		279,388

Preliminary Pro Forma Goodwill		$351,725

SOUTH STATE CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2017
(Dollars in thousands, except per share data)

		Southeastern Bank Financial Corporation
	South State Corporation
				Park Sterling Corporation				Pro Forma
		Period from 1/1/2017 to 1/3/2017
	6/30/2017 (as reported)			6/30/2017 (as reported)	Pro Forma Adjustments		Park Sterling Pro Forma	6/30/2017 Combined
Interest income:
Loans, including fees	$185,352	$315		$56,980	$3,998	(2)	$60,978	$246,645
Investment securities:
Taxable	14,251	83		6,535	(120)	(3)	6,415	20,749
Tax-exempt	2,827	21		270	(5)	(3)	265	3,113
Federal funds sold and securities purchased under agreements to resell	1,335	—		4			4	1,339

Total interest income	203,765	419		63,789	3,873		67,662	271,846

Interest expense:
Deposits	5,158	40		4,905	—		4,905	10,103
Federal funds purchased and securities sold under agreements to repurchase	480	—		—			—	480
Other borrowings	1,734	15		3,216	(250)	(4)	2,966	4,715

Total interest expense	7,372	55		8,121	(250)		7,871	15,298

Net interest income	196,393	364		55,668	4,123		59,791	256,548
Provision for loan losses	6,020	—		678	—	(5)	678	6,698

Net interest income after provision for loan losses	190,373	364		54,990	4,123		59,113	249,850

Noninterest income:
Service charges on deposit accounts	21,690	83		3,407			3,407	25,180
Bankcard services income	22,184	—		1,465			1,465	23,649
Trust and investment services income	12,393	—		2,592			2,592	14,985
Mortgage banking income	10,764	—		1,736			1,736	12,500
Recoveries on acquired loans	3,703			—			—	3,703
Securities gains, net	110	—		58			58	168
Other	3,165	10		1,628			1,628	4,803

Total noninterest income	74,009	93		10,886	—		10,886	84,988

Noninterest expense:
Salaries and employee benefits	96,466	91		22,871			22,871	119,428
Net occupancy expense	12,436	8		5,831	(125)	(6)	5,706	18,150
OREO expense and loan related	3,895	—		415	—	(7)	415	4,310
Information services expense	12,773	—		3,832			3,832	16,605
Furniture and equipment expense	7,671	—		—			—	7,671
Bankcard expense	5,656	—		—			—	5,656
FDIC assessment and other regulatory charges	2,111	—		927			927	3,038
Advertising and marketing	1,548	—		286			286	1,834
Amortization of intangibles	5,002	—		908	667	(8)	1,575	6,577
Professional fees	3,372	—		2,433			2,433	5,805
Merger-related expense	25,331	5,450	(1)	—	—	(9)	—	30,781
Other	15,001	220		4,588			4,588	19,809

Total noninterest expense	191,262	5,769		42,091	542		42,633	239,664

Earnings:
Income before provision for income taxes	73,120	(5,312)		23,785	3,582		27,367	95,175
Provision for income taxes	23,033	(1,393)		7,769	1,282	(10)	9,051	30,691

Net income	50,087	(3,919)		16,016	2,299		18,315	64,483

Preferred stock dividends	—	—		—			—	—

Net income available to common stockholders	$50,087	$(3,919)		$16,016	$2,299		$18,315	$64,483

Earnings per common share:
Basic	$1.73			$0.30				$1.77

Diluted	1.71			0.30				1.82

Dividends per common share	$0.66			$0.08				$0.66

Weighted-average common shares outstanding:
Basic	28,985			52,762	7,387	(11)		36,372
Diluted	29,252			43,459	6,084	(11)		35,336

Southeastern Bank Financial Corporation Adjustments:

(1)
Reflects primarily cost paid to investment banker for closing of merger with South State.

Park Sterling Adjustments:

(2)
Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.

(3)
Adjustment reflects the amortization of the securities discount recorded in acquisition accounting.

(4)
Adjustment reflects the reduction in interest expense for the purchase adjustment related to Park Sterling trust preferred securities.

(5)
With acquired loans recorded at fair value, South State would expect to reduce the provision for loan losses from Park Sterling. However, no adjustment to the historic amount of Park Sterling provision for loan losses is reflected in these pro formas.

(6)
Adjustment reflects incremental depreciation expense of assets acquired and marked up to fair value.

(7)
OREO and other foreclosed assets written down and the related carrying cost are included, and due to the recording of these assets at fair value, South State would forecast lower expense for this line item, however, no adjustment has been made for the historic amounts of Park Sterling.

(8)
Adjustment reflects the annual amortization of intangibles sum of years digits (“SYD”) over 10 years for CDI.

(9)
South State expects to incur additional merger charges related to contract cancellations, severance, and other merger-related charges. However, these are not reflected in these pro forma income statements.

(10)
Adjustment reflects 35.8% tax rate on additional net income.

(11)
Adjustment reflects exchange ratio of 0.14 times the weighted average shares outstanding of Park Sterling for the second quarter of 2017.

SOUTH STATE CORPORATION AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016
(Dollars in thousands, except per share data)

		Southeastern Bank Financial Corporation
	South State Corporation 12/31/2016 (as reported)				South State Corporation Pro Forma Totals 2016	Park Sterling Corporation 12/31/2016 (as reported)
		12/31/2016 (as reported)	Adjustments				Pro Forma Adjustments		Pro Forma 12/31/2016 Combined
Interest income:
Loans, including fees	$308,461	$47,792	$8,915	(a)	$365,168	$107,440	$15,994	(1)	$488,602
Investment securities:
Taxable	18,025	11,929	(359)		29,595	11,505	(423)	(2)	40,677
Tax-exempt	3,884	3,095	(84)		6,895	556	(77)	(2)	7,375
Federal funds sold and securities purchased under agreements to resell	2,793	205			2,998	15	—		3,013

Total interest income	333,163	63,021	8,472		404,656	119,516	15,494		539,666

Interest expense:
Deposits	5,803	5,384	—		11,187	9,688	—		20,875
Federal funds purchased and securities sold under agreements to repurchase	574	12			586				586
Other borrowings	1,940	2,545	430		4,915	4,787	(1,000)	(3)	8,702

Total interest expense	8,317	7,941	430		16,688	14,475	(1,000)		30,163

Net interest income	324,846	55,080	8,043		387,969	105,041	16,494		509,503
Provision for loan losses	6,819	867	—	(b)	7,686	2,630	—	(4)	10,316

Net interest income after provision for loan losses	318,027	54,213	8,043		380,283	102,411	16,494		499,187

Noninterest income:
Service charges on deposit accounts	82,897	7,257	—		90,154	6,449			96,603
Bankcard services income	—	—	—		—	2,792			2,792
Trust and investment services income	19,764	3,833	—		23,597	5,672			29,269
Mortgage banking income	20,547	7,657	—		28,204	3,428			31,632
Securities gains, net	122	433	—		555	(87)			468
Recoveries on acquired loans	6,465	—			6,465	—			6,465
Amortization of FDIC indemnification asset	(5,902)	—	—		(5,902)	—	—		(5,902)
Other	6,437	2,510	—		8,947	3,140			12,087

Total noninterest income	130,330	21,690	—		152,020	21,394	—		173,414

Noninterest expense:
Salaries and employee benefits	164,663	26,863	—		191,526	40,841			232,367
Net occupancy expense	21,712	4,346	(111)	(c)	25,947	10,931	(500)	(5)	36,378
OREO expense and loan related	6,307	108	—	(d)	6,415	255	—	(6)	6,670
Information services expense	20,549	5,734	—		26,283	10,360	—		36,643
Furniture and equipment expense	12,403	—	—		12,403	—	—		12,403
FHLB prepayment termination charge	—		1,029		1,029	—			1,029
Bankcard expense	11,723				11,723	—	—		11,723
FDIC assessment and other regulatory charges	3,896	779	—		4,675	1,706			6,381
Advertising and marketing	3,092	2,065	—		5,157	1,086			6,243
Amortization of intangibles	7,577	—	2,788	(e)	10,365	1,832	2,582	(7)	14,779
Professional fees	6,702	1,588	—		8,290	3,522			11,812
Merger-related expense	5,002	2,138	—		7,140	10,932	—	(8)	18,072
Other	30,689	4,456	—		35,145	12,771	—		47,916

Total noninterest expense	294,315	48,077	3,706		346,098	94,236	2,082		442,416

Earnings:
Income before provision for income taxes	154,042	27,826	4,337		186,205	29,569	14,412		230,186
Provision for income taxes	52,760	9,153	1,552	(f)	63,465	9,621	5,160	(9)	78,246

Net income	$101,282	$18,673	$2,784		$122,739	$19,948	$9,253		$151,940

Earnings per common share:
Basic	$4.22				$4.24	$0.38			$4.19

Diluted	4.18				4.21	0.38			4.16

Dividends per common share	$1.21				$1.21	$0.14			$1.21

Weighted-average common shares outstanding:
Basic	23,998		4,932	(g)	28,930	52,451	7,343	(10)	36,273
Diluted	24,219		4,947	(g)	29,166	52,851	7,399	(10)	36,565

Southeastern Bank Financial Corporation Adjustments:

(a)
Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.

(b)
With acquired loans recorded at fair value, South State would expect to reduce the provision for loan losses from Southeastern Bank Financial Corporation. However, no adjustment to the historic amount of Southeastern Bank Financial Corporation provision for loan losses is reflected in these pro formas.

(c)
Adjustment reflects incremental depreciation expense of assets acquired and marked to fair value.

(d)
OREO and other foreclosed assets written down and the related carrying cost are included, and due to the recording of these assets at fair value, South State would forecast lower expense for this line item, however, no adjustment has been made for the historic amounts of Southeastern Bank Financial Corporation.

(e)
Adjustment reflects the annual amortization of intangibles SYD over 12 years for CDI.

(f)
Adjustment reflects effective income tax rate of 35.8%.

(g)
Adjustment reflects exchange ratio of 0.7307 multiplied times the weighted average shares outstanding of Southeastern Bank Financial Corporation (6.750 million shares).

Park Sterling Adjustments:

(1)
Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.

(2)
Adjustment reflects the amortization of the securities discount recorded in acquisition accounting.

(3)
Adjustment reflects the decrease in interest expense for the amortization of the premium related to Park Sterling trust preferred securities assumed at January 1, 2016.

(4)
With acquired loans recorded at fair value, South State would expect to reduce the provision for loan losses from Park Sterling. However, no adjustment to the historic amount of Park Sterling provision for loan losses is reflected in these pro formas.

(5)
Adjustment reflects incremental depreciation expense of assets acquired and marked up to fair value.

(6)
OREO and other foreclosed assets written down and the related carrying cost are included, and due to the recording of these assets at fair value, South State would forecast significantly lower expense for this line item. However, no adjustment has been made for the historic amounts of Park Sterling.

(7)
Adjustment reflects the annual amortization of intangibles SYD over 10 years for CDI.

(8)
South State expects to incur significant merger charges related to contract cancellations, severance, change in control and other merger-related charges, however, these are not reflected in these pro forma income statements.

(9)
Adjustment reflects 35.8% tax rate on additional net income.

(10)
Adjustment in weighted average shares outstanding based upon exchange ratio of 0.14.

DESCRIPTION OF CAPITAL STOCK OF SOUTH STATE

        As a result of the merger, Park Sterling shareholders who receive shares of South State common stock in the merger will become shareholders of South State. Your rights as shareholders of South State will be governed by South Carolina law and the articles of incorporation and the bylaws of South State, each as amended to date. The following briefly summarizes the material terms of South State common stock. We urge you to read the applicable provisions of the SCBCA, South State’s articles of incorporation and bylaws and federal laws governing bank holding companies carefully and in their entirety. Copies of South State’s and Park Sterling’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized Capital Stock

        South State’s authorized capital stock consists of 40 million shares of common stock, par value $2.50 per share, and 10 million shares of preferred stock, par value $0.01 per share. As of the record date, there were [                ] shares of South State common stock outstanding and [                ] shares of South State preferred stock outstanding.

        At the South State special meeting, South State is asking its shareholders to approve an amendment to the South State articles to increase the number of authorized shares of its common stock from 40 million shares to 80 million shares. See “South State Proposals—Proposal No. 2: South State Amendment Proposal” for more information.

Common Stock

Dividend Rights

        South State can pay dividends if, as and when declared by the South State board of directors, subject to compliance with limitations imposed by law. The holders of South State common stock will be entitled to receive and share equally in these dividends as they may be declared by the South State board of directors out of funds legally available for such purpose. If South State issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights

        Each holder of South State common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Directors will be elected by a majority of the shares actually voting on the matter at each annual meeting or special meeting called for the purpose of electing such directors. If South State issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation Rights

        In the event of liquidation, dissolution or winding-up of South State, whether voluntary or involuntary, the holders of South State common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of South State available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights

        Holders of the common stock of South State will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if

South State issues more shares in the future. Therefore, if additional shares are issued by South State without the opportunity for existing shareholders to purchase more shares, a shareholder’s ownership interest in South State may be subject to dilution.

        For more information regarding the rights of holders of South State common stock, see “Comparison of Shareholders’ Rights.”

Preferred Stock

        South State’s articles of incorporation, as amended to date, permit the South State board of directors to issue up to 10 million shares of preferred stock in one or more series, with such designations, titles, voting powers, preferences and rights and such qualifications, limitations and restrictions as may be fixed by the South State board of directors without any further action by South State shareholders. The issuance of preferred stock could adversely affect the rights of holders of common stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

        South State is incorporated under the laws of the State of South Carolina, and, accordingly, the rights of South State shareholders are governed by South Carolina law. Park Sterling is incorporated under the laws of the State of North Carolina, and, accordingly, the rights of Park Sterling shareholders are governed by North Carolina law. Consequently, after the effective time of the merger, the rights of former Park Sterling shareholders who receive South State common stock as merger consideration will be governed by South Carolina law and determined by reference to South State’s organizational documents.

        The following is a summary of certain material differences between (i) the current rights of Park Sterling shareholders under Park Sterling’s articles of incorporation and bylaws, each as amended to date, and North Carolina law, including the NCBCA, and (ii) the current rights of South State shareholders under South State’s articles of incorporation and bylaws, each as amended to date, and South Carolina law, including the SCBCA, which will govern the rights of Park Sterling shareholders who become South State shareholders following the merger.

        The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to South State and Park Sterling’s respective governing documents and the provisions of the SCBCA and the NCBCA, which we urge you to read carefully and in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized Capital Stock

South State

        South State’s articles of incorporation, as amended to date, authorize it to issue up to 50 million shares, consisting of 40 million shares of common stock, par value $2.50 per share, and 10 million shares of preferred stock, par value $0.01 per share. As of the record date, there were [                ] shares of South State common stock outstanding and no shares of South State preferred stock outstanding. The South State board of directors is authorized to issue the preferred stock in one or more series.

        At the South State special meeting, South State is asking its shareholders to approve an amendment to the South State articles to increase the number of authorized shares of its common stock from 40 million shares to 80 million shares. See “South State Proposals—Proposal No. 2: South State Amendment Proposal” for more information.

Park Sterling

        Park Sterling’s articles of incorporation, as amended to date, authorize it to issue up to 205 million shares, consisting of 200 million shares of common stock, par value $1.00 per share, and 5 million shares of preferred stock, no par value. As of the record date, there were [                ] shares of Park Sterling common stock outstanding and no shares of Park Sterling preferred stock outstanding. The Park Sterling board of directors is authorized to issue the preferred stock in one or more series.

Voting Limitations

South State

        Section 35-2-101 et seq. of the SCBCA contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation’s voting stock (which we refer to as “control shares”) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of the control share acquisition by the corporation’s shareholders must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is a majority of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt out of the control share acquisition statute through a provision of the articles of incorporation or bylaws, which South State has done pursuant to its bylaws. Accordingly, the South Carolina control share acquisition statute does not apply to acquisitions of shares of South State common stock. Although not anticipated, South State could seek shareholder approval of an amendment to its bylaws to eliminate the opt-out provision. See “—Amendments to Articles of Incorporation and Bylaws.”

Park Sterling

        Section 55-9A-01 et seq. of the NCBCA contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares, or the power to vote or to direct the exercise of voting power, of a corporation’s voting stock (referred to as “control shares”) within one of several specified ranges (one-fifth of all voting power, one-third of all voting power, or a majority of all voting power), approval of the control share acquisition by the corporation’s shareholders must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is a majority of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation. A corporation may opt out of the control share acquisition statute through a provision of its articles of incorporation or bylaws, which Park Sterling has done pursuant to its articles of incorporation. Accordingly, the North Carolina control share acquisition statute does not apply to acquisitions of shares of Park Sterling common stock. Although not anticipated, Park Sterling could seek shareholder approval of an amendment to its articles of incorporation to eliminate the opt-out provision. See “—Amendments to Articles of Incorporation and Bylaws.”

Size of Board of Directors

South State

        South State’s articles of incorporation, as amended to date, currently provide that the South State board of directors shall consist of a maximum of 20 directors, and that the size of the board may be determined from time to time by resolution of the board. The provisions of South State’s articles of incorporation, as amended to date, concerning the size of the South State board of directors may only be amended or repealed by a vote of not less than eighty percent (80%) of the outstanding voting stock of South State. The South State board of directors currently has 13 directors.

        Immediately following the effective time of the merger, South State will appoint James C. Cherry, Park Sterling’s Chief Executive Officer, and one current non-employee member of the board of directors of Park Sterling to the South State board of directors.

Park Sterling

        Park Sterling’s articles of incorporation currently provide that the Park Sterling board of directors shall consist of not less than six nor more than 19 directors, and that the size of the board may be determined from time to time by resolution of the board. No decrease in the number of directors can shorten the term of any director then in office. The provisions of Park Sterling’s articles of incorporation, as amended to date, concerning the size of the Park Sterling board of directors may only be amended or repealed by a vote of not less than eighty percent (80%) of the outstanding voting stock of Park Sterling, voting together as a single class. The Park Sterling board of directors currently has 12 directors.

Cumulative Voting and Election of Directors

South State

        South State shareholders do not have the right to cumulate their votes with respect to the election of directors. In order to be elected, each director nominee must receive a majority of votes cast by South State common shareholders at each annual meeting of the shareholders, or a similar vote at any special meeting called for the purpose of electing directors.

Park Sterling

        Park Sterling shareholders do not have the right to cumulate their votes with respect to the election of directors. In order to be elected, the votes cast for a director nominee’s election must exceed the votes cast against such nominee’s election (with abstentions and “broker non-votes” not counted as a vote cast either for or against that nominee’s election) by the shares entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present. However, if the number of nominees exceeds the number of directors to be elected at the meeting, the directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at such meeting.

Classes of Directors

South State

        The South State board of directors is divided into three classes, as nearly equal in number as reasonably possible, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires.

Park Sterling

        The Park Sterling board of directors is divided into three classes, as nearly equal in number as reasonably possible, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires.

Removal of Directors

South State

        Directors may be removed, with or without cause, only by the affirmative vote of holders of eighty percent (80%) of South State’s common shares. Cause means fraudulent or dishonest acts or gross abuse of authority in the discharge of duties to South State and shall be established after written notice of specific charges and the opportunity to meet and refute such charges.

Park Sterling

        Under Park Sterling’s articles of incorporation, any director or directors may be removed, only for cause, by the affirmative vote of a majority of the outstanding shares of capital stock of Park Sterling entitled to vote in the election of directors, voting together as a single class. A director may not be removed by shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is the removal of such director. Cause for removal shall be deemed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for fraudulent or dishonest conduct, or gross abuse of authority or discretion, with respect to the corporation, and such conviction or adjudication has become final and nonappealable. Any change to this provision of the articles of incorporation must be approved by eighty percent (80%) of the shareholder votes entitled to be cast on the amendment of the articles, voting together as a single class.

Filling Vacancies on the Board of Directors

South State

        Except in the event a director is serving at the election of the preferred shareholders, newly created directorships resulting from an increase in the number of directors and vacancies occurring in any office or directorship for any reason, including the removal of an officer or director with or without cause, may be filled by the vote of a majority of the directors then in office, even if less than a quorum exists. The term of any director elected to fill a vacancy shall expire at the next meeting of shareholders at which directors are elected.

Park Sterling

        Vacancies in the board of directors that occur between annual meetings of shareholders at which directors are elected, including vacancies resulting from an enlargement of the board of directors, may be filled by the affirmative vote of a majority of the remaining directors, even where the remaining directors represent less than a quorum, or by a sole remaining director. The directors elected to fill such vacancies hold office for a term expiring at the next annual meeting of shareholders at which directors are elected and until their successors have been duly elected and qualified.

Special Meetings of Shareholders

South State

        Under South State’s bylaws, special meetings of shareholders may be called by the president, the chairman of the board of directors, a majority of the South State board of directors or by the holders of not less than ten percent (10%) of all South State common shares entitled to vote at such meeting. The matters to be considered and brought before any special meeting of shareholders are limited only to such matters as have been properly brought before such meeting in compliance with the terms of the South State bylaws.

Park Sterling

        Under Park Sterling’s bylaws, special meetings of shareholders may be called by the board of directors, the chairman of the board of directors or the chief executive officer. The matters to be considered and brought before any special meeting of shareholders are limited only to such matters as have been properly brought before such meeting in compliance with the terms of the Park Sterling bylaws.

Quorum

South State

        Under South State’s bylaws, a majority of shares of South State common stock entitled to vote shall constitute a quorum for the transaction of business at any meeting of South State shareholders, except that with respect to a special meeting called to consider a merger, consolidation or sale of substantially all of the assets of South State that has not been recommended by the South State board of directors, eighty percent (80%) of South State common shares entitled to vote shall be necessary to constitute a quorum. If a quorum is not present or represented at a meeting of shareholders, a meeting may be adjourned despite the absence of a quorum.

Park Sterling

        Under Park Sterling’s bylaws, a majority of Park Sterling’s outstanding shares entitled to vote on a matter constitutes a quorum of that voting group for action on that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting. If a quorum is not present or represented at a meeting of shareholders, a meeting may be adjourned by the vote of a majority of the votes cast on the motion to adjourn.

Dividends

South State

        Under South Carolina law, which is the law of the state where South State is incorporated, South State may not declare a dividend if, after giving effect to such dividend, it would not be able to pay its debts as they become due in the ordinary course of business or if its total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time the dividend was declared, to satisfy the preferential rights of any holders of South State preferred shares. In addition, the Federal Reserve Board has the authority to restrict dividends issued by bank holding companies, including South State.

Park Sterling

        Under North Carolina law, which is the law of the state where Park Sterling is incorporated, Park Sterling may not authorize a distribution if, after giving effect to such distribution, it would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Park Sterling were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, the Federal Reserve Board has the authority to restrict distribution issued by bank holding companies, including Park Sterling.

Notice of Shareholder Meetings

South State

        South State’s bylaws provide that South State must give written notice between 10 and 60 days before any shareholder meeting to each shareholder entitled to vote at such meeting and to each other shareholder entitled to notice of the meeting. The notice must state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting. Additionally, if at any meeting South State’s bylaws are to be altered, repealed, amended, or adopted, notice of such meeting must make this clear.

Park Sterling

        Park Sterling’s bylaws provide that Park Sterling must give written notice stating the date, time, and place between 10 and 60 days before any shareholder meeting to each shareholder entitled to vote as of the record date at such meeting. In the case of a special meeting, the purpose or purposes of the meeting must be included.

Director Nominations and Business Proposals by Shareholders

South State

        Under South State’s bylaws, director nominations and business proposals by shareholders must be received no earlier than 120 days and no later than 90 days prior to the first anniversary of the prior year’s annual meeting of shareholders, provided that if the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary date, the shareholder’s notice must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the later of (x) the 90th day prior to such annual meeting or (y) if the first public announcement of such date is less than 100 days prior to the date of such annual meeting, the tenth day following the day the date of the annual meeting of shareholders is first publicly announced or disclosed. A shareholder’s notice must comply with the procedural, informational and other requirements outlined in South State’s bylaws.

        Specifically, South State’s bylaws provide that, to be in proper form, a shareholders’ notice must include, among other things, with respect to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made: (1) the shareholder or beneficial owner’s name and address, (2) the class and number of shares held by such shareholder or beneficial owner, (3) any derivative securities and equity interests held by such shareholder or beneficial owner, (4) any proxy, contract, arrangement, understanding or relationship pursuant to which such shareholder or such beneficial owner has a right to vote any shares of South State’s securities, (5) any performance-related fees (other than an asset-based fee) that such shareholder or beneficial owner is entitled to based on any increase or decrease in the value of the shares of South State or any derivative instruments, (6) any pending or threatened legal proceeding in which such shareholder or beneficial owner is a party or participant involving South State or any of its officers or directors, or any affiliate of South State, and (7) a representation that the shareholder intends to appear in person or by proxy at the meeting to propose the business or nomination.

        As to any director nominee, a shareholder’s notice must include all information relating to such nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required pursuant to Regulation 14A under the Exchange Act. As to any other business, a shareholder’s notice must include a brief description of the business to be brought, the reasons for conducting such business at the meeting and any material interest in such business of each proposing person.

Park Sterling

        Under Park Sterling’s bylaws, director nominations and business proposals by shareholders must be received no earlier than 120 days and no later than 90 days prior to the first anniversary of the prior year’s annual meeting of shareholders, provided that if the annual meeting of shareholders is advanced by more than 30 days or delayed by more than 60 days from the first anniversary date, the shareholder’s notice must be given not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (x) the 90th day prior to the annual meeting of shareholders or (y) the tenth day following the day the date of the annual meeting of shareholders is first publicly announced or disclosed. A shareholder’s notice must comply with the procedural, informational and other requirements outlined in Park Sterling’s bylaws.

        Specifically, Park Sterling’s bylaws provide that as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the business is proposed, and their respective affiliates and associates, the shareholder notice must include, among other things, (1) the name and address, as they appear in Park Sterling’s books, (2) the class or series and number of shares of Park Sterling which are, directly or indirectly, owned of record or beneficially owned, (3) any derivative positions held of record or beneficially related to the value of Park Sterling’s shares, (4) a description of all agreements, arrangements or understandings with respect to the nomination or other proposal, (5) any other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with a solicitation of proxies for the proposal and/or the election of directors in a contested election, (6) a representation that the shareholder is a holder of record that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to make such nomination or propose the business set forth in the shareholder’s notice and (7) with respect to any proposal other than a nomination for election of directors, a statement whether such shareholder, such beneficial owner or any of their respective affiliates or associates intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding shares required to approve or adopt the proposal and/or otherwise solicit proxies from shareholders of Park Sterling in support of such proposal.

        As to any director nominee, a shareholder notice must include, among other things, (1) the name and address of the nominee, (2) the class or series and number of shares of Park Sterling which are, directly or indirectly, owned of record or beneficially owned by the nominee, (3) any derivative positions held of record or beneficially by the nominee related to the value of Park Sterling’s shares and (4) all other information relating to the nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with a solicitation of proxies for the election of directors in a contested election. Park Sterling may also require any proposed nominee to furnish such other information, including completion of Park Sterling’s directors questionnaire, as it may reasonably require to determine the eligibility of the proposed nominee to serve as an independent director under the applicable rules and standards or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such nominee.

        As to any other business, a shareholder’s notice must include (1) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (2) the text of the proposal or business (including the text of any resolutions to be proposed for consideration by the shareholders) and (3) a description of any material interest of such shareholder, the beneficial owner, if any, on whose behalf the proposal is being made, and their respective affiliates and associates in such business.

Anti-Takeover Provisions and Other Shareholder Protections

South State

        Under South State’s articles of incorporation, as amended to date, certain business combinations (for example, mergers, share exchanges, consolidations or a sale of all or substantially all of South State’s assets) that are not recommended by the South State board of directors require, in addition to any vote required by law, the approval of the holders of at least eighty percent (80%) of the outstanding South State shares entitled to vote on such business combinations. In addition, if such business combination involves any South State shareholder owning or controlling twenty percent (20%) or more of the South State’s voting stock at the time of the proposed transaction (which we refer to as a “controlling party”), and (1) certain fair price requirements are not satisfied or (2) the business combination is not recommended by a majority of the entire South State board of directors, then such business combination must be approved by at least eighty percent (80%) of the outstanding South State shares entitled to vote on such business combination and at least sixty-seven percent (67%) of the outstanding South State shares entitled to vote on such business combination that are not held by the controlling party.

Park Sterling

        Park Sterling’s articles of incorporation and bylaws do not restrict the voting power of shareholders who own large percentages of Park Sterling’s outstanding common stock. As a result, a shareholder who acquires a certain portion of Park Sterling’s common stock may exercise a significant level of control over Park Sterling through the voting power represented by such ownership of common stock.

        Section 55-9-01 et seq. of the NCBCA contains a shareholder protection statute that generally requires that, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of the holders of ninety-five percent (95%) of the outstanding shares of a corporation’s common stock (excluding shares owned by an “interested shareholder”) is required to approve certain business combination transactions with another entity that is the beneficial owner of more than twenty percent (20%) of the corporation’s voting shares or that is an affiliate of the corporation and previously has been a twenty percent (20%) beneficial holder of such shares. A corporation may, however, opt out of the shareholder protection statute through a provision of its articles of incorporation or bylaws, which Park Sterling has done pursuant to its articles of incorporation. Accordingly, the North Carolina shareholder protection statute does not apply to acquisitions of shares of Park Sterling common stock.

        In lieu of the North Carolina shareholder protection statute, Park Sterling’s articles of incorporation provide that certain business combinations (for example, a merger or consolidation of Park Sterling or any of its subsidiaries) with another entity that is the beneficial owner of more than five percent (5%) of the corporation’s voting shares (which we refer to as an “interested shareholder”) must be approved by at least eighty percent (80%) of the outstanding Park Sterling voting shares, voting together as a single class, and at least 66-2/3% of the outstanding Park Sterling voting shares that are not held by the interested shareholder, voting together as a single class, unless the business combination is approved by a majority of the directors on the Board that are not affiliated or associated with the interested shareholder.

        In addition, as described above in “—Voting Limitations,” Section 55-9A-01 et seq. of the NCBCA contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares, or the power to vote or to direct the exercise of voting power, of a corporation’s voting stock within one of several specified ranges, approval of the control share acquisition by the corporation’s shareholders must be obtained before the acquiring shareholder may vote the control shares. A corporation may opt-out of the control share acquisition statute through a provision of its articles of incorporation or bylaws, which Park Sterling has done pursuant to its articles of incorporation. Accordingly, the North Carolina control share acquisition statute does not apply to acquisitions of shares of Park Sterling common stock.

        Although not anticipated, Park Sterling could seek shareholder approval of an amendment to its articles of incorporation to eliminate the opt-out provision with regards to either the shareholder protection statute or the control share acquisition statute. See “—Amendments to Articles of Incorporation and Bylaws.”

Limitation of Personal Liability of Officers and Directors

South State

        South State’s articles of incorporation, as amended to date, provide for the elimination or limitation of director liability for monetary damages to the maximum extent allowed by South Carolina law.

Park Sterling

        Park Sterling’s articles of incorporation, as amended to date, provide the personal liability of any director of the corporation is eliminated to the fullest extent permitted by the provisions of the NCBCA.

Indemnification of Directors and Officers and Insurance

South State

        South State’s bylaws, as amended to date, provide for the indemnification of any current and former directors and officers to the fullest extent authorized by law. South State may advance reasonable expenses to directors and officers, provided that if required by law, such advancement of expenses shall only be made if the director or officer seeking such advancement provides South State with a written affirmation of his or her good faith belief that he or she met the standard of conduct required by law and a written undertaking to repay the advance if it is ultimately determined that he or she did not meet that standard of conduct. South State’s bylaws further provide that South State may, to the extent authorized from time to time by the South State board of directors, grant rights of indemnification and to the advancement of expenses to any employee or agent of the South State consistent with the other provisions of South State’s bylaws concerning the indemnification and advancement of expenses to South State directors and officers.

        South State’s bylaws, as amended to date, provide that South State may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of South State or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not South State would have the power to indemnify such person against such expense, liability or loss under applicable law.

Park Sterling

        Park Sterling’s articles of incorporation provide for the indemnification, to the fullest extent permitted by the provisions of the NCBCA, of any and all persons whom the corporation has the power to indemnify under the NCBCA from and against any and all of the expenses, liabilities or other matters referred to in or covered by the NCBCA.

        Park Sterling’s bylaws, as amended to date, provide for the indemnification of current and former directors, officers, employees and agents for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys’ fees), incurred in connection with a proceeding, if the individual successfully defends the proceeding on the merits or otherwise or if the individual acted in manner he or she believed in good faith to be in, or not opposed to, the best interests of the corporation and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Indemnification permitted under the bylaws is limited to reasonable expenses incurred in connection with a proceeding. Park Sterling will advance reasonable expenses incurred by a director, officer, employee or agent if (1) he or she furnishes Park Sterling with written affirmation of his or her good faith belief that he or she acted in manner that he or she believed in good faith to be in, or not opposed to, the best interests of the corporation and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful, and (2) he or she furnishes Park Sterling a written undertaking to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

        Park Sterling’s bylaws, as amended to date, provide that Park Sterling may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent against liability asserted against or incurred by him or her in that capacity, whether or not the corporation would have power to indemnify him or her against the same liability.

Amendments to Articles of Incorporation and Bylaws

South State

        The SCBCA provides that South State’s articles of incorporation, as amended to date, generally may be amended upon approval by the South State board of directors and the holders of two-thirds of South State’s outstanding shares entitled to vote. Pursuant to South State’s articles of incorporation, as amended to date, however, the amendment of certain provisions of the articles of incorporation requires the vote of the holders of at least eighty percent (80%) of the South State’s outstanding shares. These include provisions relating to issuing South State’s capital stock; the approval of certain business combinations not approved by the South State board of directors; the number, classification, election and removal of directors and amendments to South State’s bylaws.

        South State’s bylaws, as amended to date, may be amended either by a majority of the entire South State board of directors or by a vote of the holders of at least eighty percent (80%) of South State’s outstanding shares entitled to vote.

Park Sterling

        The NCBCA provides that a North Carolina corporation’s articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. Park Sterling’s articles of incorporation further require the affirmative vote of eighty percent (80%) of the outstanding shares entitled to vote in the election of Park Sterling’s directors, voting together as a single class, in order to amend, repeal or adopt any provision or take any action inconsistent with Article 6 of the articles of incorporation, which, among other things, sets the range for the number of directors, prescribes three classes of directors and governs the removal of directors and the filling of vacancies on the Park Sterling board of directors.

        Park Sterling’s bylaws provide that, generally, the Park Sterling board of directors may amend or repeal and replace the Park Sterling bylaws by the affirmative vote of a majority of the number of directors then in office at any regular or special board meeting. The Park Sterling board of directors cannot amend, repeal or adopt a bylaw: (1) requiring more than a majority of the voting shares for a quorum at a meeting of shareholders or more than a majority of the votes cast to constitute action by the shareholders, except where required by law; (2) providing for the management of Park Sterling other than by the Park Sterling board of directors or its executive committee; (3) increasing or decreasing the authorized number of directors beyond the maximum or minimum number set forth in Park Sterling’s articles of incorporation; or (4) that is inconsistent with Article 6 of Park Sterling’s articles of incorporation (which, among other things, sets the range for the number of directors, prescribes three classes of directors and governs the removal of directors and the filling of vacancies on the Park Sterling board of directors). The Park Sterling board of directors also cannot alter or repeal any bylaw adopted or amended by Park Sterling’s shareholders, except when Park Sterling’s articles of incorporation or a bylaw adopted by the shareholders authorizes the Park Sterling board of directors to adopt or repeal any such bylaw.

        Park Sterling’s bylaws also provide that its shareholders may amend or repeal and replace the bylaws at any annual meeting or at a special meeting called for such purpose. However, no bylaw may be amended, repealed or adopted that is inconsistent with Article 6 of the Park Sterling articles of incorporation without the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Action by Written Consent of the Shareholders

South State

        Under South State’s bylaws, South State shareholders may act without a shareholder meeting by written consent. Such written consent must set forth the action so taken and be signed by the holders of all South State’s outstanding shares entitled to vote upon such action or their attorneys-in-fact or proxy holders. Such consent will be filed with the secretary of South State for inclusion in the minutes or filing with the corporate records.

Park Sterling

        Under Park Sterling’s bylaws, Park Sterling shareholders may act without a shareholder meeting by written consent. Such written consent must describe the action so taken, be signed by all shareholders entitled to vote upon such action at a meeting of shareholders, and be delivered to Park Sterling for inclusion in the minutes or filing with the corporate records.

Shareholder Rights Plan

        Neither South State nor Park Sterling currently has a shareholder rights plan in effect.

Rights of Dissenting Shareholders

South State

        The dissenters’ rights of South State shareholders are governed by the SCBCA. Under South Carolina law, a dissenting or objecting shareholder has the right to demand and receive payment of the fair value of the shareholder’s shares in the event of (1) the consummation of a plan of merger if shareholder approval is required and the shareholder is entitled to vote on the plan, or if the corporation to be merged is a subsidiary that is merged with its parent; (2) the consummation of a plan of share exchange if the shareholder is entitled to vote on the plan; (3) the consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business if the shareholder is entitled to vote on the sale or exchange; (4) an amendment to the corporation’s articles of incorporation in a way that materially and adversely affects the shareholder’s rights; (5) in certain circumstances, the conversion of a corporation into a limited liability company or a partnership; or (6) a transaction, to the extent the corporation’s articles of incorporation, bylaws or a resolution of the corporation’s board of directors provides for dissenters’ rights relating to such a transaction.

        The SCBCA provides that a shareholder may not demand the fair value of the shareholder’s shares and is bound by the terms of the transaction if, among other things, the shares are listed on a national securities exchange on the record date for determining shareholders entitled to vote on the matter. Shares of South State common stock are currently listed on the NASDAQ Global Select Market, a national securities exchange.

Park Sterling

        The NCBCA provides that a shareholder of a corporation is generally entitled to appraisal rights and to obtain payment of the fair value of his or her shares if the shareholder dissents from certain transactions, including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. Under the NCBCA, however, dissenters’ rights are not available to holders of shares of any class or series of shares that are traded in an organized market and have at least 2,000 shareholders and a market value of at least $20,000,000. Because Park Sterling common stock is traded on the NASDAQ, an organized market, and has at least 2,000 shareholders and a market value of at least $20,000,000, Park Sterling shareholders do not have the right to dissent from the merger agreement and seek an appraisal in connection with the merger.

Exclusive Forum

South State

        South State’s bylaws provide that, unless South State consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of South State, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of South State to South State or South State’s shareholders, (iii) any action arising pursuant to any provision of the SCBCA, South State’s articles of incorporation or South State’s bylaws (as either may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine will be a state court located in South Carolina (or if such state courts lack jurisdiction, the U.S. District Court for the District of South Carolina).

Park Sterling

        In connection with the proposed merger, the Park Sterling board of directors amended Park Sterling’s bylaws to include an exclusive forum provision. Park Sterling’s bylaws provide that, unless Park Sterling consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Park Sterling, (ii) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee or agent of Park Sterling to Park Sterling or Park Sterling’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the NCBCA, Park Sterling’s articles of incorporation or Park Sterling’s bylaws (as each may be amended from time to time), (iv) any action asserting a claim governed by the internal affairs doctrine or (v) any action asserting a claim that relates to the “internal affairs” of Park Sterling pursuant to the NCBCA will be the state courts of North Carolina in Mecklenburg County, North Carolina, and will be designated as a “mandatory complex business case” under the North Carolina General Statutes (or, if such state courts lack jurisdiction, the U.S. District Court for the Western District of North Carolina).

        If any action that falls within the categories above is filed in a court other than a North Carolina state court in Mecklenburg County, North Carolina (or, if such state court lacks jurisdiction, the U.S. District Court for the Western District of North Carolina) in the name of any Park Sterling shareholder, such shareholder will be deemed to have consented to (1) the personal jurisdiction of the state and federal courts located in North Carolina in connection with any action to enforce the exclusive forum provision of Park Sterling’s bylaws and (2) having service of process made upon such shareholder in any such action by service upon such Park Sterling shareholder’s counsel in the foreign action as agent for such Park Sterling shareholder.

LEGAL MATTERS

        The validity of the South State common stock to be issued in connection with the merger will be passed upon for South State by Nelson Mullins Riley & Scarborough, LLP (Greenville, South Carolina). Certain U.S. federal income tax consequences relating to the merger will be passed upon for South State by Wachtell, Lipton, Rosen & Katz (New York, New York) and for Park Sterling by McGuireWoods LLP (Charlotte, North Carolina).

 EXPERTS

South State

        The consolidated financial statements of South State Corporation as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 and the effectiveness of South State Corporation’s internal control over financial reporting as of December 31, 2016 have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as set forth in its report appearing in South State Corporation’s Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated in this joint proxy statement/prospectus by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

        The consolidated financial statements of Southeastern Bank Financial Corporation as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 incorporated in this joint proxy statement/prospectus by reference have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Park Sterling

        The consolidated financial statements of Park Sterling Corporation as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 and the effectiveness of Park Sterling Corporation’s internal control over financial reporting as of December 31, 2016 have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as set forth in its report appearing in Park Sterling Corporation’s Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated in this joint proxy statement/prospectus by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

 OTHER MATTERS

        No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meetings of South State or Park Sterling or at any adjournment or postponement of the special meetings.

 HOUSEHOLDING OF PROXY MATERIALS

        SEC rules permit companies and intermediaries (such as brokers, banks and other nominees that hold shares in “street name”) to satisfy the delivery requirements for proxy statements, prospectuses and certain other materials by delivering a single copy of these materials to an address shared by two or more of South State’s or Park Sterling’s shareholders. This delivery method is referred to as “householding” and can result in significant cost savings for South State and Park Sterling and, in turn, their respective shareholders.

        If your shares of South State or Park Sterling common stock are held in “street name,” your bank, broker or other nominee may have delivered only one proxy statement/prospectus to multiple shareholders who share one address. However, you can request separate copies of these documents by contacting the broker, bank or other nominee. Conversely, if your South State or Park Sterling shares are held in “street name” and you wish to receive separate copies of a South State or Park Sterling proxy statement, as applicable, in the future, you can request “householding” by contacting the broker, bank or other nominee.

 DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

South State

        Under SEC rules, holders of South State common shares who wish to make a proposal to be included in South State’s proxy statement and proxy for South State’s 2018 annual meeting of shareholders must deliver the proposal to the executive offices of South State no later than November 9, 2017, unless the date of the 2018 annual meeting is more than 30 days before or after April 21, 2018, in which case the proposal must be received a reasonable time before South State begins to print and send its proxy materials for the 2018 annual meeting. Such proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act, South State’s articles of incorporation and bylaws, each as amended to date, and South Carolina law. Only proper proposals that are timely received and in compliance with Rule 14a-8 will be included in South State’s 2018 proxy statement.

        Under South State’s bylaws, as amended to date, shareholder proposals not intended for inclusion in South State’s 2018 proxy statement pursuant to Rule 14a-8 but intended to be raised at the 2018 annual meeting of shareholders, including nominations for election of director(s) other than the nominees of the South State board of directors, must be received no earlier than 120 days and no later than 90 days prior to the first anniversary of the 2017 annual meeting of shareholders and must comply with the procedural, informational and other requirements outlined in South State’s bylaws. To be timely for the 2018 annual meeting of shareholders, a shareholder proposal must be delivered to the Secretary of South State at P.O. Box 1030, Columbia, South Carolina 29202, no earlier than December 21, 2017 and no later than January 20, 2018.

        South State does not have a formal process by which shareholders may communicate with the South State board of directors. Historically, however, the chairman of the South State board of directors or the Governance Committee has undertaken responsibility for responding to questions and concerns expressed by shareholders. In the view of the South State board of directors, this approach has been sufficient to ensure that questions and concerns raised by shareholders are adequately addressed. Any shareholder desiring to communicate with the South State board of directors may do so by writing to the Secretary of South State at P.O. Box 1030, Columbia, South Carolina 29202.

Park Sterling

        If the merger is completed as currently anticipated, Park Sterling does not expect to hold an annual meeting of shareholders in 2018. However, if the merger is not completed as anticipated, Park Sterling may hold a 2018 annual meeting of shareholders.

        The deadline for submission of shareholder proposals pursuant to Rule 14a-8 under the Exchange Act for inclusion in Park Sterling’s proxy statement for its 2018 annual meeting of shareholders is December 14, 2017, unless the date of the 2018 annual meeting is more than 30 days before or after May 25, 2018, in which case the proposal must be received a reasonable time before Park Sterling begins to print and send its proxy materials for the 2018 annual meeting.

        A shareholder proposal to be submitted at the 2018 annual meeting of shareholders but not required to be included in the proxy statement, including nominations for election to the board of directors, must comply with Article II, Section 13 of Park Sterling’s bylaws. These provisions require that a shareholder give written notice to the corporate secretary at least 90 but not more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Consequently, any shareholder proposal to be submitted at the 2018 annual meeting of shareholders but not required to be included in the proxy statement will not be considered timely unless the notice required by Park Sterling’s bylaws is delivered to Park Sterling’s corporate secretary not later than February 24, 2018 and not earlier than January 25, 2018.

        If the date of the 2018 annual meeting of shareholders is moved more than 30 days before or more than 60 days after May 25, 2018, then the shareholder must deliver notice not earlier than the 120th day prior to the date of such annual meeting and not later than the later of the 90th day prior to such annual meeting or the tenth day following the day the date of such meeting is first publicly announced or disclosed. Shareholder proposals must include the information required by Park Sterling’s bylaws.

 WHERE YOU CAN FIND MORE INFORMATION

        South State has filed with the SEC a registration statement under the Securities Act that registers the issuance to Park Sterling shareholders of the shares of South State common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of South State in addition to being a proxy statement for South State and Park Sterling shareholders for the South State special meeting and Park Sterling special meeting, respectively. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about South State and Park Sterling common stock.

        South State (File No. 001-12669) and Park Sterling (File No. 001-35032) also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

        The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like South State and Park Sterling, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by South State with the SEC are also available at South State’s website at http://www.southstatebank.com. The reports and other information filed by Park Sterling with the SEC are available at Park Sterling’s website at http://www.parksterlingbank.com. The web addresses of the SEC, South State and Park Sterling are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

        The SEC allows South State and Park Sterling to incorporate by reference information in this joint proxy statement/prospectus. This means that South State and Park Sterling can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

        This joint proxy statement/prospectus incorporates by reference the documents listed below that South State and Park Sterling previously filed with the SEC. They contain important information about the companies and their financial condition.

South State SEC Filings

  •
  South State’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 24, 2017;

  •
  the information in South State’s Definitive Proxy Statement on Schedule 14A for South State’s 2017 annual meeting of shareholders, filed with the SEC on March 6, 2017;

  •
  South State’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017;

  •
  Current Reports on Form 8-K filed with the SEC on January 4, 2017 (as amended January 6, 2017), February 8, 2017, March 21, 2017, April 24, 2017, April 27, 2017, May 1, 2017, May 22,

    2017, July 14, 2017 and July 26, 2017 (other than those portions of the documents deemed to be furnished and not filed); and

  •
  the description of South State common stock, par value $2.50 per share, contained in the Registration Statement on Form 8-A filed on March 8, 2004, as amended by Current Reports on Form 8-K filed on December 23, 2008, December 31, 2008, January 16, 2009 and October 28, 2014.

Park Sterling SEC Filings

  •
  Park Sterling’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 10, 2017;

  •
  the information in Park Sterling’s Definitive Proxy Statement on Schedule 14A for Park Sterling’s 2017 annual meeting of shareholders, filed with the SEC on April 13, 2017;

  •
  Park Sterling’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017; and

  •
  Current Reports on Form 8-K filed with the SEC on January 26, 2017, April 27, 2017 (two filings), May 1, 2017, May 26, 2017 and July 27, 2017 (other than those portions of the documents deemed to be furnished and not filed).

        In addition, South State and Park Sterling also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the later of the date of the South State special meeting and the date of the Park Sterling special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

        South State has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to South State, as well as all pro forma financial information, and Park Sterling has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Park Sterling.

        Documents incorporated by reference are available from South State and Park Sterling without charge. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

South State Corporation 520 Gervais Street Columbia, South Carolina 29201 Attention: Corporate Secretary Telephone: (800) 277-2175	Park Sterling Corporation 1043 East Morehead Street, Suite 201 Charlotte, North Carolina 28204 Attention: Secretary Telephone: (704) 716-2134

        South State shareholders and Park Sterling shareholders requesting documents must do so by [              ] to receive them before their respective special meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from South State or Park Sterling, South State and Park Sterling, respectively, will mail them to you by first-class mail, or another equally prompt means, within one business day after receiving your request.

        Neither South State nor Park Sterling has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus, as applicable. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

        AGREEMENT AND PLAN OF MERGER

by and between

PARK STERLING CORPORATION

and

SOUTH STATE CORPORATION

Dated as of April 26, 2017

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Section
Acquisition Agreement	6.9(a)
Acquisition Proposal	6.9(a)
Affiliate	3.26(a)
Agreement	Preamble
Alternative Transaction	6.9(b)
Articles of Merger	1.2
Balance Sheet Date	3.7
Bank Merger	1.10
Bank Merger Agreement	1.10
Bank Merger Certificates	1.10
BHC Act	3.1(a)
Book-Entry Shares	2.2(a)
Business Day	9.10
Cancelled Shares	1.8(b)
Cash Consideration	1.9(a)
Certificate	2.2(a)
Change in Company Recommendation	6.9(e)
Change in Parent Recommendation	6.9(g)
Claim	6.7(a)
Closing	1.3
Closing Date	1.3
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.5(e)
Company Articles of Incorporation	3.1(a)
Company Balance Sheet	3.7
Company Benefit Plans	3.11(a)
Company Board Recommendation	6.3(a)
Company Bylaws	3.1(a)
Company Common Stock	1.8(a)
Company Director	6.11(a)
Company Disclosure Schedules	Article III
Company Equity Award	1.8(b)
Company Equity Plans	9.10
Company Financial Statements	3.6(a)
Company Indemnified Party	6.7(a)
Company Insiders	6.13
Company Intellectual Property	3.21(a)
Company Notice of Recommendation Change	6.9(f)
Company Option	1.9(a)
Company Policies	3.19
Company Regulatory Agreement	3.15
Company Restricted Stock Award	1.9(b)
Company SEC Documents	3.5(b)
Company Shareholder Approval	3.3(a)
Company Shareholders Meeting	6.3(a)
Company Subsidiaries	3.1(b)
Company Subsidiary	3.1(b)

A-iv

Section
Confidentiality Agreement	9.10
Continuation Period	6.5(a)
Contract	9.10
control	3.26(a)
Corporate Entity	9.10
Covered Employees	6.5(a)
CRA	3.13(c)
Derivative Transactions	3.17
Effective Time	1.2
End Date	9.10
Environmental Laws	3.18(a)
ERISA	3.11(a)
ERISA Affiliate	9.10
Exchange Act	3.4
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.1
Exchange Ratio	1.8(a)
Existing Loan Facility	6.17(b)
FDIC	3.1(a)
Federal Reserve	3.4
First Capital Note	6.17(b)
Form S-4	3.4
GAAP	3.6(a)
Governmental Entity	3.4
Holder	2.2(a)
Holders	2.2(a)
HSR Act	3.4
Insurance Entity	3.23(a)
Intellectual Property	3.21(d)
IRS	3.10(k)
Joint Proxy Statement	3.4
Knowledge	9.10
Law	9.10
Laws	9.10
Leased Premises	3.20(b)
Letter of Transmittal	2.2(a)
Lien	3.1(b)
Loan Documentation	3.24(a)
Loans	3.24(a)
Material Adverse Effect	9.10
Material Contract	3.14(a)
Materially Burdensome Regulatory Condition	6.1(b)
Maximum Amount	6.7(c)
Merger	Recitals
Merger Consideration	1.8(a)
Multiemployer Plan	3.11(h)
Multiple Employer Plan	3.11(h)
NASDAQ	3.2(b)
NCBCA	1.1

A-v

Section
North Carolina Secretary	1.2
Obligor	3.24(a)
OREO	3.20(a)
Owned Real Property	3.20(a)
Parent	Preamble
Parent Articles of Incorporation	4.1(a)
Parent Balance Sheet	4.7
Parent Bank	1.10
Parent Benefit Plan	9.10
Parent Board Recommendation	6.3(b)
Parent Bylaws	4.1(a)
Parent Common Stock	1.7
Parent Disclosure Schedules	Article IV
Parent Equity Awards	4.2
Parent Financial Statements	4.6(a)
Parent Intellectual Property	4.14(a)
Parent Notice of Recommendation Change	6.9(h)
Parent Preferred Stock	4.2
Parent Regulatory Agreement	4.12
Parent SEC Documents	4.5(b)
Parent Share Value	9.10
Parent Shareholder Approval	4.3(a)
Parent Shareholders Meeting	6.3(b)
Parent Subsidiaries	4.1(b)
Parent Subsidiary	4.1(b)
Park Sterling Bank	1.10
parties	9.10
party	9.10
Payoff Letters	6.17(b)
Permitted Encumbrances	3.20(b)
Person	9.10
Personal Property	3.20(f)
Qualified Plans	3.11(f)
Real Property Leases	3.20(a)
Regulatory Agencies	3.5(a)
Regulatory Approvals	6.1(a)
Related Parties	3.26(a)
Reports	3.5(a)
Representative	6.9(a)
Sarbanes-Oxley Act	3.6(d)
SCBCA	1.1
SEC	3.2(a)
Securities Act	3.2(a)
South Carolina Secretary	1.2
SRO	3.4
Subsidiary	3.1(b)
Superior Proposal	6.9(f)
Supplemental Instruments	6.17(a)
Surviving Corporation	Recitals
Takeover Statutes	3.27

A-vi

Section
Tax	9.10
Tax Return	9.10
Taxes	9.10
Tenant Leases	3.20(a)
Termination Fee	8.3(a)
Transactions	Recitals
Trust Preferred Securities	3.1(b)
Voting Agreement	Recitals
Voting Agreements	Recitals
Voting Debt	3.2(a)

A-vii

AGREEMENT AND PLAN OF MERGER

        Agreement and Plan of Merger (this “Agreement”), dated as of April 26, 2017, by and between Park Sterling Corporation, a North Carolina corporation (the “Company”), and South State Corporation, a South Carolina corporation (“Parent”). Certain capitalized terms have the meanings given to such terms in Article IX.

RECITALS

        WHEREAS, the boards of directors of the Company and Parent have determined that it is advisable and in the best interests of their respective companies and their respective shareholders to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which the Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Parent (the “Merger”), with Parent as the surviving corporation in the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

        WHEREAS, the boards of directors of the Company and Parent have adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the Bank Merger (collectively, the “Transactions”), and the board of directors of each of the Company and Parent has resolved to recommend that the shareholders of each of the Company and Parent, respectively, approve this Agreement and the Transactions, including the Merger;

        WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

        WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain shareholders of the Company have simultaneously herewith entered into Voting Agreements substantially in the form attached hereto as Exhibit A (each, a “Voting Agreement,” and collectively, the “Voting Agreements”) in connection with the Merger; and

        WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties agree as follows:

ARTICLE I
THE MERGER

        1.1    The Merger.     Subject to the terms and conditions of this Agreement, in accordance with the North Carolina Business Corporation Act (the “NCBCA”), and the South Carolina Business Corporation Act of 1988, as amended (the “SCBCA”), at the Effective Time, the Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of South Carolina. Upon consummation of the Merger, the separate corporate existence of the Company shall cease.

        1.2    Effective Time.     The Merger shall become effective as of the date and time specified in the Articles of Merger filed with the Secretary of State of the State of North Carolina (the “North Carolina Secretary”) and the Articles of Merger filed with the Secretary of State of the State of South Carolina (the “South Carolina Secretary”) (collectively, the “Articles of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

        1.3    Closing.     On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, on a date no later than three (3) Business Days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions and the continued satisfaction or waiver of all other conditions set forth in Article VII), unless another date, time or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

        1.4    Articles of Incorporation and Bylaws of the Surviving Corporation.     At the Effective Time, the articles of incorporation and bylaws of Parent in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

        1.5    Tax Consequences.     It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing Date, each party shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

        1.6    Effects of the Merger.     At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the relevant provisions of the NCBCA and the SCBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.

        1.7    Parent Common Stock.     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any of the following securities, each share of the common stock, par value $2.50 per share, of Parent (“Parent Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation, and shall not be affected by the Merger.

        1.8    Conversion of Company Common Stock.     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any of the following securities:

          (a)   Each share of the common stock, par value $1.00 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (including each share of Company Common Stock that was formerly a Company Restricted Stock Award), except for any Cancelled Shares, shall be converted into the right to receive 0.14 shares (the “Exchange Ratio”), without interest and subject to adjustment in accordance with Section 1.8(c), of validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Merger Consideration”). Upon the Effective Time, pursuant to Section 1.7, the Parent Common Stock, including the shares issued to former holders of Company Common Stock as Merger Consideration, shall be the common stock of the Surviving Corporation.

          (b)   All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are owned directly by Parent or the Company (in each case, other than shares of Company Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) held, directly or indirectly, by Parent or the Company in respect of a debt previously contracted) shall be cancelled and shall cease to exist, and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”). “Company Equity Award” means a Company Option and/or a Company Restricted Stock Award.

          (c)   If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution paid, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

        1.9    Treatment of Company Equity Awards.

          (a)    Company Options.    At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock (a “Company Option”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but no later than fifteen (15) calendar days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) with respect thereto equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Cash Consideration (as defined below) over the exercise price per share of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time. For the avoidance of doubt, any Company Option with an exercise price equal to or in excess of the Cash Consideration shall be cancelled by virtue of the Merger without any action on the part of the holder thereof and without any payment to the holder thereof. For purposes of this Agreement, the term “Cash Consideration” shall mean the product determined by multiplying (x) the Exchange Ratio by (y) the Parent Share Value.

          (b)    Company Restricted Stock Awards.    At the Effective Time, each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under a Company Equity Plan (each, a “Company Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall vest in full and the restrictions thereon shall lapse, and, as of the Effective Time, each share of Company Common Stock that was formerly a Company Restricted Stock Award shall be entitled to receive the Merger Consideration (without interest and less applicable withholding Taxes) as promptly as practicable (but no later than fifteen (15) calendar days) following the Effective Time. For purposes of clarity, any accrued but unpaid dividends with respect to any Company Restricted Stock Award shall be paid at the same time as the Merger Consideration is paid with respect to such former Company Restricted Stock Awards, as described in the immediately preceding sentence.

          (c)    Corporate Actions.    Prior to the Effective Time, the board of directors of the Company or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Company Options and Company Restricted Stock Awards contemplated by this Section 1.9.

          (d)    Parent Actions.    Parent may elect to process through its payroll (rather than the procedures contemplated by Article II) any payments of cash or Merger Consideration contemplated by this Section 1.9 to holders of Company Equity Awards.

        1.10    Bank Merger.     Immediately following the Effective Time, Park Sterling Bank, a North Carolina-chartered commercial bank and a direct, wholly owned Subsidiary of the Company (“Park Sterling Bank”), will merge (the “Bank Merger”) with and into South State Bank, a South Carolina banking corporation and a direct, wholly owned Subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Park Sterling Bank shall cease. The parties agree that, subject to the receipt of Regulatory Approvals, the Bank Merger shall become effective immediately after the Effective Time.

The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be specified by Parent and reasonably acceptable to the Company (the “Bank Merger Agreement”). In order to obtain the necessary Regulatory Approvals for the Bank Merger, the parties shall cause the following to be accomplished as promptly as practicable: (x) the Company shall cause Park Sterling Bank to approve the Bank Merger Agreement; the Company, as the sole shareholder of Park Sterling Bank, shall approve the Bank Merger Agreement; and the Company shall cause Park Sterling Bank to duly execute and deliver to Parent the Bank Merger Agreement; and (y) Parent shall cause Parent Bank to approve the Bank Merger Agreement; Parent, as the sole shareholder of Parent Bank, shall approve the Bank Merger Agreement; and Parent shall cause Parent Bank to duly execute and deliver to the Company the Bank Merger Agreement. Prior to the Effective Time, the Company shall cause Park Sterling Bank, and Parent shall cause Parent Bank, to execute such articles of merger and any other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately after the Effective Time.

ARTICLE II
DELIVERY OF MERGER CONSIDERATION

        2.1    Deposit of Merger Consideration.     At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company mutually agreeable to Parent and the Company (the “Exchange Agent”), pursuant to an agreement entered into prior to the Closing (the “Exchange Agent Agreement”), for the benefit of the holders of record of shares of Company Common Stock converted into the right to receive the Merger Consideration, for exchange in accordance with this Article II, (a) the number of shares of Parent Common Stock sufficient to deliver the aggregate Merger Consideration and (b) any cash payable in lieu of fractional shares pursuant to Section 2.2(f) (such shares of Parent Common Stock and cash described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto (after giving effect to Section 6.14), the “Exchange Fund”), and Parent shall instruct the Exchange Agent to timely deliver the Merger Consideration.

        2.2    Delivery of Merger Consideration.

          (a)   As soon as reasonably practicable after the Effective Time, Parent shall direct the Exchange Agent to mail to each holder of record immediately prior to the Effective Time (each, a “Holder,” and collectively, “Holders”) of certificates representing shares of Company Common Stock (each, a “Certificate”) and uncertificated shares of Common Company Stock represented by book-entry form (“Book-Entry Shares”) that have been converted into the right to receive the Merger Consideration pursuant to Section 1.8 and (subject to Section 1.9(d)) Section 1.9, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Share(s) shall pass only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) or transfer of such Book-Entry Share(s) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be determined by the Exchange Agent and Parent and reasonably acceptable to the Company) (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Share(s) in exchange for the Merger Consideration and any cash in lieu of a fractional share and any dividends or distributions to which such Holder is entitled pursuant to Section 2.2(c).

          (b)   Upon proper surrender to the Exchange Agent of its Certificate(s) or transfer of its Book-Entry Share(s), accompanied by a properly completed Letter of Transmittal, a Holder of Company Common Stock shall be entitled to receive, promptly after the Effective Time, the Merger Consideration in respect of the shares of Company Common Stock represented by its Certificate(s) or Book-Entry Share(s), as applicable. Until so surrendered, each such Certificate or Book-Entry Share shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration upon surrender of such Certificate or Book-Entry Share in accordance with this Article II, together with any cash in lieu of a fractional share and any dividends or distributions to which such Holder is entitled pursuant to Section 2.2(c).

          (c)   No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the Holder of any unsurrendered Certificate or untransferred Book-Entry Share until the Holder thereof shall surrender such Certificate or transfer such Book-Entry Share in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate or transfer of such Book-Entry Share in accordance with this Article II, the Holder thereof shall be entitled to receive, without interest, the amount of any dividends or other distributions with a record date after the Effective Time that theretofore had become payable with respect to the whole shares of Parent Common Stock to which the shares of Company Common Stock represented by such Certificate or Book-Entry Share have been converted into the right to receive and not paid.

          (d)   If the Merger Consideration is to be delivered in exchange for a Certificate representing Company Common Stock to a Person other than the Person in whose name the Certificate so surrendered is registered in the stock transfer records of the Company, it shall be a condition to such exchange that (i) the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and (ii) the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered Holder of the Certificate or establish to the reasonable satisfaction of Parent that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Parent) shall be entitled to deduct and withhold from any portion of the Merger Consideration such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that the amounts are so withheld by the Exchange Agent or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

          (e)   After the Effective Time, there shall be no transfers on the stock transfer books of the Company of any shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares or Book-Entry Shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, cash in lieu of a fractional share and any dividends or distributions to which such Holder is entitled pursuant to Section 2.2(c), in accordance with the procedures set forth in this Article II.

          (f)    Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates or transfer of Book-Entry Shares for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each Holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the Parent Share Value by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such Holder at the Effective Time and rounded to the nearest one ten-thousandth when expressed in decimal form) of Parent Common Stock to which such Holder would otherwise be entitled to receive pursuant to Section 1.8. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

          (g)   Any portion of the Exchange Fund that remains unclaimed by the Holders of Company Common Stock as of the first anniversary of the Effective Time shall be returned to the Surviving Corporation. Any former Holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation with respect to the Merger Consideration, any cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such Holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Any Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

          (h)   In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, cash in lieu of fractional shares and any dividends or distributions to which such Holder is entitled pursuant to Section 2.2(c) deliverable in respect thereof pursuant to this Agreement.

          (i)    Subject to the terms of this Agreement and the Exchange Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of any Letter of Transmittal and compliance by any Holder of Company Common Stock with the procedures and instructions set forth herein and therein, (ii) the issuance and delivery of the whole number of shares of the Parent Common Stock portion of the Merger Consideration, into which shares of Company Common Stock are converted in the Merger and (iii) the method of payment of cash in lieu of fractional shares of Parent Common Stock.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as (a) disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of the Company delivered herewith (the “Company Disclosure Schedules”) (provided, that each exception set forth in the Company Disclosure Schedules shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (notwithstanding the absence of a specific cross-reference)) or (b) disclosed in any Company SEC Documents publicly filed prior to the date hereof (but excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” sections or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

        3.1    Corporate Organization.

          (a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”) that has not elected to be treated as a financial holding company under the BHC Act. Each of the Subsidiaries of the Company is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization. The deposit accounts of Park Sterling Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or, to the Knowledge of the Company, threatened. Park Sterling Bank is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein. The Company and each of its Subsidiaries has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company and each of its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company. True and complete copies of the Articles of Incorporation of the Company, as amended (the “Company Articles of Incorporation”), and the Bylaws of the Company, as amended (the “Company Bylaws”), and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of each Company Subsidiary, in each case as in effect as of the date of this Agreement, have previously been furnished or made available to Parent. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of the Company Articles of Incorporation or the Company Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Company Subsidiary, as applicable.

          (b)   Section 3.1(b) of the Company Disclosure Schedules sets forth a complete and correct list of all the Subsidiaries of the Company (each a “Company Subsidiary” and collectively the “Company Subsidiaries”). Section 3.1(b) of the Company Disclosure Schedules also sets forth a list identifying the owner and percentage ownership interest of all outstanding capital stock or other equity securities of each such Subsidiary, options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such Subsidiary, or Contracts by which such Subsidiary may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such agreements or arrangements. All of the outstanding shares of capital stock or other securities evidencing ownership of the Company Subsidiaries are validly issued, fully paid and nonassessable and such shares or other securities are owned by the Company or another of its wholly owned Subsidiaries free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind (“Lien”) with respect thereto. Except for its interests in the Company Subsidiaries and as set forth in Section 3.1(b) of the Company Disclosure Schedules, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. As used in this Agreement, the term “Subsidiary” when used with respect to any Person, means any corporation, partnership, limited liability company, bank, trust, association, joint venture or other business entity of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is or directly or indirectly has the power to appoint a general partner, manager or managing member (for the avoidance of doubt, with respect to the Company, the statutory business trusts related to the trust preferred securities of the Company (the “Trust Preferred Securities”) are Subsidiaries of the Company).

        3.2    Capitalization.

          (a)   The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock, no par value. As of the date of this Agreement, there are (i) 53,221,201 shares of Company Common Stock issued and outstanding (including 500,071 shares of Company Common Stock outstanding in respect of Company Restricted Stock Awards), (ii) 1,610,922 shares of Company Common Stock reserved for issuance under the Company Equity Plans, of which amount 1,294,394 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options, (iii) no shares of Company Common Stock held in treasury and (iv) no other shares of capital stock or other equity or voting securities of the Company issued, designated, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid, nonassessable and free of preemptive rights. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote (“Voting Debt”) are issued or outstanding. Except for the Trust Preferred Securities or related debentures issued by it or any of its Affiliates set forth in Section 3.2(a) of the Company Disclosure Schedules and the First Capital Note, as of the date of this Agreement, no trust preferred or subordinated debt securities of the Company are issued or outstanding. Except for the Company Equity Awards outstanding as of the date hereof, and as set forth on Section 3.2(a) of the Company Disclosure Schedules, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of the Company, or otherwise obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission (“SEC”) thereunder (the “Securities Act”), any such securities.

          (b)   Except for the Voting Agreements and proxies submitted by the Company’s shareholders with respect to matters for which proxies were solicited by means of the Company’s proxy statement dated April 13, 2017 in connection with the Company’s annual shareholder meeting scheduled to be held on May 25, 2017, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of the Company. As of the date of this Agreement, the Company does not have in effect a “poison pill” or similar shareholder rights plan. Section 3.2(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all Company Equity Awards outstanding as of the date of this Agreement, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Equity Award, (iii) the grant date of each such Company Equity Award, (iv) the vesting schedule of each such Company Equity Award, (v) the exercise price for each such Company Equity Award (if applicable), (vi) the expiration date of each such Company Equity Award (if applicable), (vii) whether such Company Equity Award is intended to qualify as an “incentive stock option” under Section 422 of the Code and (viii) the Company Equity Plan under which the Company Equity Award was granted. With respect to each grant of Company Equity Awards, (i) each such grant was made in accordance with the terms of the applicable Company Equity Plan, the Exchange Act and all other applicable Laws, including the rules of the NASDAQ Global Select Market (the “NASDAQ”), and (ii) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws. Other than the Company Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) are outstanding. The Company has not elected to defer interest payments with respect to any Trust Preferred Securities or related debentures issued by it or any of its Affiliates.

        3.3    Authority; No Violation.

          (a)   The Company has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions, including the Merger, have been duly, validly and unanimously adopted by the board of directors of the Company, the board of directors of the Company has resolved to recommend to the Company’s shareholders the approval of this Agreement and the Transactions, and all necessary corporate action in respect thereof on the part of the Company has been taken, subject to the approval by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”) and the adoption and approval of the Bank Merger Agreement by the board of directors of Park Sterling Bank and the Company as its sole shareholder. This Agreement has been duly and validly executed and delivered by the Company. Assuming due authorization, execution and delivery by Parent, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

          (b)   Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles of Incorporation or the Company Bylaws, or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Company Subsidiary, or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained and/or made, (A) violate any Law, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as set forth in Section 3.4 of the Company Disclosure Schedules, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of the Company or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, Contract or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults or the loss of benefits which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

        3.4    Consents and Approvals.     Except for (a) the filing of any required applications, filings or notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHC Act and approval of such applications, filings and notices, (b) the filing of applications, filings and notices, as applicable, with the FDIC, the North Carolina Commissioner of Banks, the South Carolina

State Board of Financial Institutions, the South Carolina Office of the Commissioner of Banking and, to the extent required, the Virginia State Corporation Commission, and approval of or non-objection to such applications, filings and notices, (c) compliance with any applicable requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder (the “Exchange Act”) and the Securities Act, including the filing with the SEC of (i) a joint proxy statement/prospectus in definitive form relating to the Company Shareholders Meeting and the Parent Shareholders Meeting (including any amendments and supplements thereto, the “Joint Proxy Statement”) and (ii) a registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed by Parent in connection with the Transactions (including any amendments and supplements thereto, the “Form S-4”) and declaration of effectiveness of the Form S-4, (d) the filing of the Articles of Merger with the North Carolina Secretary and the South Carolina Secretary pursuant to the NCBCA and the SCBCA, respectively, (e) the filing of the Bank Merger Certificates, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (g) approval of listing of such Parent Common Stock on the NASDAQ and (h) to the extent required, the filing of any notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any foreign, federal, state or local court, administrative agency, arbitrator or commission or other governmental, prosecutorial, regulatory authority or instrumentality or SRO (each, a “Governmental Entity”) are required to be made or obtained by the Company or any of its Subsidiaries in connection (i) with the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Transactions, except for such consents, approvals, authorizations, filings or registrations that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company. As used in this Agreement, “SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. The only material third-party consents necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation of the Transactions not referenced above are set forth in Section 3.4 of the Company Disclosure Schedules.

        3.5    Reports.

          (a)   The Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements (together with any amendments required to be made with respect thereto, “Reports”), that they were required to file (or furnish, as applicable) since January 1, 2014 with (i) the North Carolina Secretary or the North Carolina Commissioner of Banks, (ii) the Federal Reserve, (iii) the FDIC and (iv) any other federal, state or foreign governmental or regulatory or self-regulatory agency or authority having jurisdiction over the Company, Parent and their respective Subsidiaries (clauses (i) - (iv), collectively, the “Regulatory Agencies”), and all other Reports required to be filed (or furnished, as applicable) by them since January 1, 2014, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Any such Report regarding the Company or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of the Company and its Subsidiaries, there is no pending proceeding before, or, to the Knowledge of the Company, examination or investigation by, any Regulatory Agency into the business or operations of the Company or any of its Subsidiaries.

  There are no unresolved violations, criticisms or exceptions by any Regulatory Agency with respect to any Report relating to any examinations or inspections of the Company or any of its Subsidiaries, except for any such violations, criticisms or exceptions that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

          (b)   Except as set forth in Section 3.5(b) of the Company Disclosure Schedules, the Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, with the SEC since January 1, 2014 (the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act applicable to such Company SEC Documents. None of the Company SEC Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed or furnished (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file with or furnish to the SEC any forms, reports or other documents.

        3.6    Financial Statements.

          (a)   Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents (the “Company Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

          (b)   The Company and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the board of directors of the Company, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company Financial Statements.

          (c)   The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports. The Company has disclosed, based on its most recent evaluation of its disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the board of directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

          (d)   Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Except as set forth on Section 3.6(d) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries. The Company is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

          (e)   The books and records kept by the Company and its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Laws and accounting requirements. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries.

          (f)    Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance-sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangement”), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company Financial Statements or any of its Subsidiaries in such Subsidiary’s financial statements.

        3.7    Undisclosed Liabilities.     The audited consolidated balance sheet of the Company dated as of December 31, 2016 (the “Balance Sheet Date”) is hereinafter referred to as the “Company Balance Sheet.” Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on the Company Balance Sheet if it had existed on the Balance Sheet Date, except for those liabilities that (i) are reflected or reserved against on the Company Balance Sheet (including in the notes thereto), (ii) were incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice or (iii) are incurred in connection with the Transactions.

        3.8    Absence of Certain Changes or Events.

          (a)   Since December 31, 2016, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

          (b)   Since December 31, 2016, except with respect to the Transactions or as required or permitted by this Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with their past practices.

        3.9    Legal Proceedings.

          (a)   Except as set forth in Section 3.9 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of the Company, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

          (b)   Except as otherwise disclosed therein, each matter set forth on Section 3.9 of the Company Disclosure Schedules is insured under insurance policies set forth on Section 3.19 of the Company Disclosure Schedules with reputable insurers in such amounts as constitute reasonably adequate coverage with respect to each such matter.

          (c)   There is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies) imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

        3.10    Taxes and Tax Returns.

          (a)   The Company and each of its Subsidiaries has duly and timely filed or caused to be filed (including all applicable extensions) (i) all income Tax Returns and (ii) all other Tax Returns where the failure to file such Tax Returns would be reasonably expected to result in a Material Adverse Effect on the Company, in each case, including all such federal, state, foreign and local Tax Returns required to be filed by it or with respect to it (all such Tax Returns being accurate and complete in all material respects) and has duly and timely paid or caused to be paid on its behalf all Taxes required to be paid by it (whether or not shown to be due on such Tax Returns) other than Taxes being contested in good faith for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP. Through the date hereof, the Company and its Subsidiaries do not have any material liability for Taxes in excess of the amount reserved or provided for on their financial statements. The Company and each of its Subsidiaries have made adequate provision on the Company Balance Sheet for all material accrued Taxes not yet due and payable.

          (b)   No jurisdiction where the Company and its Subsidiaries do not file a Tax Return has made a claim in writing that any of the Company and its Subsidiaries is required to file a Tax Return in such jurisdiction.

          (c)   No Liens for Taxes exist with respect to any of the assets of the Company and its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

          (d)   There are no audits, examinations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any Taxes of the Company or any of its Subsidiaries.

          (e)   There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to the Company and any of its Subsidiaries, which waiver or extension is in effect.

          (f)    All material Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required by applicable Law, have been paid to the relevant Governmental Entity. The Company and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable Law, including the collection, review and retention of any required withholding certificates or comparable documents (including with respect to deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

          (g)   Neither the Company nor any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1).

          (h)   Neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, indemnity or similar agreements or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person (except for agreements not primarily relating to Taxes and entered in the ordinary course of business of the Company to indemnify lenders or security holders in respect of Taxes).

          (i)    Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

          (j)    Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise, part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Transactions are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for Tax-free treatment under Section 355 of the Code.

          (k)   Since January 1, 2014, neither the Company nor any of its Subsidiaries has been required (or has applied) to include in income any material adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and the Internal Revenue Service (“IRS”) has not initiated or proposed any such material adjustment or change in accounting method (including any method for determining reserves for bad debts maintained by the Company or any Subsidiary).

          (l)    Neither the Company nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income as a result of any (i) adjustment required by a change in method of accounting, (ii) closing agreement, (iii) intercompany transaction or (iv) installment sale or open transaction disposition made, or prepaid amount received, on or prior to the Closing Date.

          (m)  Neither the Company nor any of its Subsidiaries has any application pending with any Governmental Entity requesting permission for any changes in accounting method.

          (n)   No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to the Company or any of its Subsidiaries.

          (o)   Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

        3.11    Employee Benefit Plans.

          (a)   Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, cash- or equity-based incentive, deferred compensation, retiree medical or life insurance, welfare, retirement, severance, change-in-control or other compensatory or benefit plans, programs, policies or arrangements, and all retention, bonus, employment, termination or severance arrangements to which the Company or any of its Subsidiaries or, solely with respect to any such plan subject to Sections 412 or 4980B of the Code or Title IV of ERISA, any of their respective ERISA Affiliates (as hereinafter defined) is a party, with respect to which the Company or any of its Subsidiaries or, solely with respect to any such plan subject to Section 412 or 4980B of the Code or Title IV of ERISA, any of their respective ERISA Affiliates has any current or future obligation, contingent or otherwise, or, solely with respect to any such plan subject to Section 412 or 4980B of the Code or Title IV of ERISA, that are maintained, contributed to or sponsored by the Company or any of its Subsidiaries or any of their respective ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or any of their respective ERISA Affiliates (all such plans, programs, policies, or Contracts, whether or not listed in Section 3.11(a) of the Company Disclosure Schedules, collectively, the “Company Benefit Plans”).

          (b)   The Company has delivered or made available to Parent true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two (2) plan years, (iii) the most recently received IRS determination letter, if any, relating to a Company Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Company Benefit Plan, (v) the most recent summary plan description, if any, for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all modifications thereto, (vi) all material correspondence with the U.S. Department of Labor or the IRS within the last three (3) years, (vii) all amendments, modifications or material supplements to any Company Benefit Plan, and (viii) any related trust agreements, insurance Contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Company Benefit Plans that have been adopted or approved.

          (c)   Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the U.S. Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan within the past three (3) years, and neither the Company nor any of its Subsidiaries has any Knowledge of any material plan defect that would qualify for correction under any such program.

          (d)   All contributions required to be made to any Company Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

          (e)   Each Company Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) complies and, at all times after December 31, 2008 has complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the U.S. Department of the Treasury and the IRS, except where such noncompliance would not, either individually or in the aggregate, be likely to result in a material liability to the Company and its Subsidiaries, taken as a whole.

          (f)    Section 3.11(f) of the Company Disclosure Schedules identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination letter or opinion letter with respect to each Qualified Plan and the related trust has not been revoked, and, to the Knowledge of the Company, (i) there are no existing circumstances, and (ii) no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

          (g)   No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, nor does the Company or any of its Subsidiaries or ERISA Affiliates have, or would reasonably be expected to incur, any liability (i) with respect to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, or (ii) due to failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, which liability or liabilities, individually or in the aggregate, would be likely to result in a material liability to the Company and its Subsidiaries, taken as a whole.

          (h)   (i) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) neither the Company nor its Subsidiaries have, or would reasonably be expected to incur, any liability (including contingent liability as a result of their relationship to an ERISA Affiliate) to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

          (i)    Except as set forth in Section 3.11(i) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

          (j)    Except as set forth on Section 3.11(j) of the Company Disclosure Schedules or as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.

          (k)   Without limiting the generality of Section 3.11(j) and except as set forth on Section 3.11(k) of the Company Disclosure Schedules, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

          (l)    Neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069, 4204 or 4212 of ERISA.

          (m)  There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Knowledge of the Company, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the U.S. Department of the Treasury, the U.S. Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party. No Company Benefit Plan is under audit or, to the Knowledge of the Company, the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit pending or, to the Knowledge of the Company, threatened.

        3.12    Labor Matters.     There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of the Company or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or, to the Company’s Knowledge, threatened against or involving the Company or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles with respect to the Company or any of its Subsidiaries at any time within three (3) years of the date of this Agreement. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices; and, to the

Company’s Knowledge, there is no charge of discrimination in employment or employment practices for any reason, including age, gender, race, religion or other legally protected category, which has been asserted against the Company or any of its Subsidiaries that is now pending before the U.S. Equal Employment Opportunity Commission or any other Governmental Entity that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries. The Company and each of its Subsidiaries is in material compliance with all applicable Laws in respect of employment, employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements. Each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor, consultant or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized, except where such misclassification would not be material to the Company and its Subsidiaries, taken as a whole.

        3.13    Compliance with Applicable Law.

          (a)   The Company and each of its Subsidiaries and each of their employees hold, and have at all times since January 1, 2014 held, all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with all, and are not and have not been in violation of any, applicable Law, except, in each case, where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not be reasonably likely to have a Material Adverse Effect on the Company, and neither the Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violations of any of the above, except for such violations that would not be material to the Company and its Subsidiaries, taken as a whole.

          (b)   Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have properly administered all accounts for which the Company or any of its Subsidiaries acts as a fiduciary, including accounts for which the Company or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents and applicable Law. None of the Company or any of its Subsidiaries, or any director, officer or employee of the Company or any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that would be material to the Company and its Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

          (c)   Each of the Company and Park Sterling Bank is “well-capitalized” (as such term is defined at 12 C.F.R. § 225.2(r) and 12 C.F.R. § 325.103(b)(1), respectively) and “well managed” (as such term is defined at 12 C.F.R. § 225.2(s) and 12 C.F.R. § 362.17(e), respectively), and the rating of Park Sterling Bank under the Community Reinvestment Act of 1997 (“CRA”) is no less than “satisfactory.” Neither the Company nor Park Sterling Bank has been informed that its status as “well-capitalized,” “well managed” or, in the case of Park Sterling Bank, for CRA purposes, “satisfactory,” will change within one (1) year.

        3.14    Material Contracts.

          (a)   Except as set forth on Section 3.14(a) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any of the following (each Contract of the type described in this Section 3.14(a), whether written or oral and whether or not set forth in the Company Disclosure Schedules, is referred to as a “Material Contract”):

              (i)  any Contract that constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

             (ii)  any Contract entered into since January 1, 2014 (and any Contract entered into at any time to the extent that material obligations remain as of the date hereof), other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of any other Person or entity;

            (iii)  any trust indenture, mortgage, promissory note, loan agreement or other Contract or instrument for the borrowing of money (but excluding any currency exchange, commodities or other hedging Contracts entered into in connection with a Derivative Transaction in the ordinary course of business consistent with past practice) or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case as of March 31, 2017 (or any such Contract entered into thereafter and prior to the date hereof, if such Contract is material and entered into outside the ordinary course of business), where the Company or any of its Subsidiaries is a lender, borrower or guarantor and where the transaction value exceeds $5,000,000, other than Contracts evidencing deposit liabilities, endorsements and guarantees in connection with the presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice, trade payables and Contracts relating to borrowings entered into in the ordinary course of business;

            (iv)  any currency exchange, commodities or other hedging Contract entered into in connection with a Derivative Transaction where the notional value exceeds $10,000,000;

             (v)  any Contract limiting (or purporting to limit) the freedom of the Company or any of its Subsidiaries or other Affiliates to engage in any line of business or to compete with any other Person or prohibiting the Company or any of its Subsidiaries or other Affiliates from soliciting customers, clients or employees, in each case, whether in any specified geographic region or business or generally (in each case, other than to a de minimis extent);

            (vi)  any Contract with any Affiliate of the Company or any of its Subsidiaries;

           (vii)  any agreement of guarantee, support or indemnification by the Company or any of its Subsidiaries, assumption or endorsement by the Company or any of its Subsidiaries of or any similar commitment by the Company or any of its Subsidiaries with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of business;

          (viii)  any Contract pursuant to which the annualized payments by either party thereto are in excess of $100,000 that would be terminable other than by the Company or any of its Subsidiaries or any Contract under which a material payment obligation would arise or be accelerated, in each case, as a result of the announcement or consummation of this Agreement or the Transactions (either alone or upon the occurrence of any additional acts or events);

            (ix)  any alliance, cooperation, joint venture, shareholders’ partnership or similar Contract involving a sharing of profits or losses relating to the Company or any of its Subsidiaries;

             (x)  any employment Contract with any employee or officer of the Company or any of its Subsidiaries;

            (xi)  any Contract, option or commitment or right with, or held by, any third party to acquire, use or have access to any assets or properties, or any interest therein, of the

    Company or any of its Subsidiaries, other than in connection with the sale of Loans, Loan participations or investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of the Company;

           (xii)  any Contract that contains any (A) exclusive dealing obligation, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (C) “most favored nation” or similar provision granted by the Company or any of its Subsidiaries or (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

          (xiii)  any Contract pursuant to which the annualized payments by either party thereto are in excess of $100,000 that would require any consent or approval of a counterparty as a result of the consummation of this Agreement or the Transactions;

          (xiv)  any lease or other Contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments are, or are reasonably expected to be, in excess of $100,000;

           (xv)  any Contract for the use or purchase of materials, supplies, goods, services, equipment or other assets that involves payments in excess of $250,000 per year; and

          (xvi)  any Contract not listed above that is material to the financial condition, results of operations or business of the Company or any of its Subsidiaries.

          (b)   The Company and each of its Subsidiaries have performed in all material respects all of the obligations required to be performed by them and are entitled to all accrued benefits under each, and are not, to the Knowledge of the Company, alleged to be, and are not, in default in respect of, any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries. Each of the Material Contracts is valid and binding on the Company or its applicable Subsidiary and in full force and effect, without amendment. With respect to the Company or any of its Subsidiaries, there exists no (x) default or event of default or (y) event, occurrence, condition or act, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default, in each case, under any Material Contract, except, as would not, individually or in the aggregate, be material to the Company and its Subsidiaries. Except as set forth in Section 3.14(b) of the Company Disclosure Schedules, with respect to any other contracting party, to the Knowledge of the Company, there exists no (x) default or event of default or (y) event, occurrence, condition or act, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default, in each case, under any Material Contract, except, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. True, correct and complete copies of all Material Contracts have been furnished or made available to Parent.

        3.15    Agreements with Regulatory Agencies.     Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, whether or not set forth in the Company Disclosure Schedules, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing, or have Knowledge, of any pending or threatened regulatory investigation or that any Regulatory Agency or other Governmental Agency is considering issuing, initiating, ordering or requesting any Company Regulatory Agreement.

        3.16    Investment Securities.

          (a)   Each of the Company and its Subsidiaries has good and marketable title to all securities held by it in all material respects (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of the Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to the Company and its Subsidiaries, taken as a whole. Such securities are valued on the books of the Company and each of its Subsidiaries in accordance with GAAP in all material respects.

          (b)   The Company and each of its Subsidiaries employs investment, securities risk management and other policies, practices and procedures that the Company and each such Subsidiary believes are prudent and reasonable in the context of such businesses, and the Company and its Subsidiaries have, since January 1, 2014, been in material compliance with such policies, practices and procedures in all material respects.

        3.17    Derivative Instruments.     Section 3.17 of the Company Disclosure Schedules lists all Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries. All Derivative Transactions: (i) were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time; (ii) are legal, valid and binding obligations of the Company or its Subsidiaries and, to the Knowledge of the Company, each of the counterparties thereto; and (iii) are in full force and effect and enforceable in accordance with their terms (except as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally). The Company and its Subsidiaries and, to the Knowledge of the Company, the counterparties to all such Derivative Transactions have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of the Company, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in its books and records and the books and records of such Subsidiaries in accordance with GAAP consistently applied. As used herein, “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values or other financial or non-financial assets, credit-related events or conditions or any indexes or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

        3.18    Environmental Matters.

          (a)   Each of the Company and its Subsidiaries, and, to the Knowledge of the Company (except as set forth in written third-party environmental reports included in the relevant Loan Documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an Affiliate of the Company), any property in which the Company or any of its Subsidiaries holds a security interest, is, and has since January 1, 2014, been in material compliance with all local, state and federal environmental, health and safety Laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (all such laws “Environmental Laws”).

          (b)   Since January 1, 2014, there have been no legal, administrative, arbitral or other proceedings, claims or actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, nor are there governmental or third-party environmental investigations or remediation activities or governmental investigations that seek to impose or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries, of any liability or obligation arising under any Environmental Law pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which liability or obligation would reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

          (c)   Except as set forth in written third-party environmental reports included in the relevant Loan Documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an Affiliate of the Company, to the Knowledge of the Company, during or prior to the period of (i) the Company’s or any of its Subsidiaries’ ownership or operation of any property, (ii) the Company’s or any of its Subsidiaries’ active participation in the management of any property’s operations or (iii) the Company’s or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property that, since January 1, 2014, would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

          (d)   The Company and each of its Subsidiaries are not subject to any agreement, order, judgment or decree by or with any court, Governmental Entity or third party imposing any material liability or obligation with respect to the foregoing. There has been no written third-party environmental site assessment conducted since January 1, 2014 assessing the presence of hazardous materials located on any property owned or leased by the Company or any of its Subsidiaries that is within the possession or control of the Company and its Affiliates as of the date of this Agreement that has not been delivered to Parent prior to the date of this Agreement.

        3.19    Insurance.     The Company and each of its Subsidiaries are insured against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to the Company and its Subsidiaries. Section 3.19 of the Company Disclosure Schedules sets forth a true and complete list of all insurance policies applicable and available to the Company and each of its Subsidiaries with respect to its business or that are otherwise maintained by or for the Company or any of its Subsidiaries (the “Company Policies”), and the Company has made available true and complete copies of all such Company Policies to Parent. Except as set forth in Section 3.19 of the Company Disclosure Schedules, there is no material claim for coverage by the Company or any of its Subsidiaries pending under any of such policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. Each Company Policy is in full force and effect and all premiums payable by the Company or any of its Subsidiaries have been timely paid, by the Company or its Subsidiaries, as applicable. Neither the Company nor any of its Subsidiaries has received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such policies.

        3.20    Title to Property.

          (a)   Section 3.20(a) of the Company Disclosure Schedules lists (i) all real property, including other real estate owned (“OREO”), owned by the Company or any Company Subsidiary (the “Owned Real Property”), (ii) all leases, subleases, licenses or other Contracts (including all amendments, modifications, and supplements thereto) pursuant to which the Company or any of its Subsidiaries lease land and/or buildings, together with the real property rights (including security deposits), benefits and appurtenances pertaining thereto and rights in respect thereof, including ground leases (the “Real Property Leases”) and (iii) all leases, subleases, licenses or other use agreements between the Company or any of its Affiliates, as landlord, sublandlord or licensor, and third parties with respect to Owned Real Property or Leased Premises, as tenant, subtenant or licensee (“Tenant Leases”), in each case including all amendments, modifications and supplements thereto, and all such Real Property Leases and Tenant Leases have been made available to Parent on or prior to the date hereof.

          (b)   Except as would not be material to the Company or its Subsidiaries, the Company or one of its Subsidiaries (i) has good and marketable title to all Owned Real Properties, free and clear of all Liens of any nature whatsoever, except (A) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established), (B) Liens for real property Taxes not yet due and payable, (C) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (D) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (A) through (D) collectively, “Permitted Encumbrances”), and (ii) has good and marketable leasehold interests in all parcels of real property leased to the Company pursuant to the Real Property Leases (the “Leased Premises”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the Real Property Leases. Since the Balance Sheet Date, none of the Leased Premises or Owned Real Property has been taken by eminent domain (or, to the Knowledge of the Company, is the subject of a pending or contemplated taking which has not been consummated). All of the land, buildings, structures, plants, facilities and other improvements leased or used by the Company or any of its Subsidiaries in the conduct of the Company’s or such Subsidiary’s business, other than those items that comprise part of the Owned Real Property, are included in the Leased Premises.

          (c)   Except as set forth in Section 3.20(c) of the Company Disclosure Schedules, no Person other than the Company and its Subsidiaries has (or will have, at Closing) (i) except with respect to any OREO on the Company Balance Sheet, any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property or (ii) any right to use or occupy any portion of the Leased Premises. Except with respect to any OREO on the Company Balance Sheet, all buildings, structures, fixtures and appurtenances comprising part of the Owned Real Property are in good operating condition and have been well maintained, reasonable wear and tear excepted, and are in all material respects adequate and sufficient for the current purposes to which they are used in the conduct of the Company’s and its Subsidiaries’ business. The

  Company and its Subsidiaries do not use in their businesses any material real property other than the Owned Real Property and the Leased Premises.

          (d)   Other than as disclosed in Section 3.20(d) of the Company Disclosure Schedules, each of the Real Property Leases and each of the Tenant Leases is valid and binding on the Company or its applicable Subsidiary and is in full force and effect, without amendment, and there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries or, to the Knowledge of the Company, with respect to the other parties thereto, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default thereunder, except where such event of default would not reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

          (e)   The Company and its Subsidiaries have operated the Owned Real Property and the Leased Premises, and the continued operation of the Owned Real Property and the Leased Premises in the manner that it is used by the Company and its Subsidiaries will be, in accordance in all material respects with all applicable Laws.

          (f)    Except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have good, valid and marketable title to all of the personal property of the Company and its Subsidiaries consisting of the trade fixtures, shelving, furniture, on-premises ATMs, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies excluding any items consumed or disposed of, but including new items acquired, used or obtained in the ordinary course of the operation of the business of the Company and its Subsidiaries (“Personal Property”) and (ii) each of the leases under which the Company or any of its Subsidiaries lease Personal Property is valid, and in full force and effect, without default thereunder by the lessee or, to the Knowledge of Company, the lessor.

        3.21    Intellectual Property.

          (a)   The Company and each of its Subsidiaries own, or are licensed or otherwise possess rights to use free and clear of all Liens all material Intellectual Property used or held for use by the Company and any of its Subsidiaries as of the date hereof (collectively, the “Company Intellectual Property”) in the manner that it is currently used by the Company and any of its Subsidiaries.

          (b)   Since January 1, 2014, neither the Company nor any of its Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of the Company, since January 1, 2014, no third party has infringed upon, misappropriated or violated any Company Intellectual Property. Neither the Company nor any of its Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Company Intellectual Property with, third parties, or permits third parties to use any Company Intellectual Property rights. Except as set forth on Section 3.21(b) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Company Intellectual Property.

          (c)   Neither the Company nor any of its Subsidiaries is a party to any material agreement in which either the Company or any of its Subsidiaries is obligated to indemnify any Person against a claim of infringement or misappropriation of any Intellectual Property.

          (d)   For the purposes of this Agreement, “Intellectual Property” shall mean any or all of the following and all rights in, arising out of or associated with: all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and, in each case, any applications therefor, mask works, net lists, technology, websites, know-how, trade secrets, inventory, ideas, algorithms, processes and computer software programs or applications (but excluding commercial off-the-shelf software available on reasonable terms).

        3.22    Broker’s Fees.    Neither the Company nor any of its Affiliates nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other Transactions, except for Stephens Inc., pursuant to an agreement a copy of which has been previously provided to Parent.

        3.23    Broker-Dealer, Investment Advisory and Insurance Matters.

          (a)   Except as has not had, and would reasonably not be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company Subsidiaries that is required to be registered, licensed or qualified as an insurance agency or insurance broker (an “Insurance Entity”) (i) has operated since January 1, 2014 and is currently operating in compliance with all Laws applicable to it, its business and its employees or independent contractors and (ii) has all registrations, permits, licenses, exemptions, orders, approvals and SRO memberships required for the operation of its business or ownership of its properties and assets substantially as presently conducted. Except as has not had, and would reasonably not be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no action, suit, proceeding or investigation pending or, to the Knowledge of the Company, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders, approvals and membership. All Insurance Entities are listed in Section 3.23(a) of the Company Disclosure Schedules, along with a list of all permits, licenses, exemptions, orders, approvals and SRO memberships held by each such entity.

          (b)   Except as set forth in Section 3.23(b) of the Company Disclosure Schedules, none of the Company, its Subsidiaries or, to the Knowledge of the Company, any of their respective officers and employees are required to be registered, licensed or qualified with the SEC or any securities or insurance commission or other Governmental Entity as a broker-dealer, investment adviser, futures commission merchant, municipal securities dealer, registered principal, registered representative, agent, salesperson or investment adviser representative. Neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to any obligation to be so registered, licensed or qualified. Each of the Company and its Subsidiaries and, to the Knowledge of the Company, their respective solicitors, third-party administrators, managers, brokers and distributors, have marketed, sold and issued investment products and securities in accordance with all applicable Laws governing sales processes and practices in all material respects.

          (c)   Neither the Company nor any Subsidiary of the Company is subject to Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

        3.24    Loans.

          (a)   Each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) payable to the Company or any of its Subsidiaries (i) is evidenced by Loan Documentation that is true, genuine and what it purports to be and (ii) represents the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such person referred to as an “Obligor”) thereunder, and is enforceable against the Obligor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally and to general equity principles. For the purposes of this Agreement, “Loan Documentation” means all Loan files and all documents included in the Company’s or any of its Subsidiaries’ file or imaging system with respect to a Loan, including loan applications, notes, security agreements, deeds of trust, collectors’ notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification and deposit verification), mortgages, loan agreements (including building and loan agreements), guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing. The Company has provided Parent with information on each Loan payable to the Company or any of its Subsidiaries, and such Loan information and, to the Knowledge of the Company, any third-party information furnished in connection with such Loan information, is true and correct in all material respects as of the dates specified, or, if no such date is indicated, as of March 31, 2017.

          (b)   (i) Section 3.24(b) of the Company Disclosure Schedules sets forth a list of all Loans as of the date hereof by the Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was below market at the time the Loan was originated and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

          (c)   Each Loan payable to the Company or any of its Subsidiaries (i) was originated or purchased by the Company or its Subsidiaries, and its principal balance as shown on the Company’s books and records is true, correct and accurate as of the date indicated therein, (ii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor and (iii) complies, and at the time the Loan was originated or purchased by the Company or its Subsidiaries complied, including as to the Loan Documentation related thereto, in all material respects, with all applicable requirements of federal, state and local Laws.

          (d)   Each outstanding Loan (including Loans held for resale to investors) payable to the Company or any of its Subsidiaries has been solicited and originated and is administered and serviced (to the extent administered and serviced by the Company or a Company Subsidiary), and during the period of time in which such Loan was originated, held or serviced by the Company or any of its Subsidiaries, the relevant Loan Documentation was being maintained, in all material respects in accordance with the Company’s or its respective Subsidiary’s underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and customary industry practices and with all applicable requirements of federal, state and local Laws.

          (e)   With respect to each Loan payable to the Company or any of its Subsidiaries that is secured, the Company or its Subsidiary has a valid and enforceable Lien on the collateral described in the Loan Documentation, and each such Lien is assignable and has the priority described in the Loan Documentation (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity).

          (f)    Except as set forth in Section 3.24(f) of the Company Disclosure Schedules, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of

  Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

          (g)   The Company’s allowance for loan losses is and has been since January 1, 2014 in compliance with the Company’s methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board in all material respects.

          (h)   Section 3.24(h) of the Company Disclosure Schedules identifies each Loan payable to the Company or any of its Subsidiaries that (i) as of March 31, 2017, (A) was on non-accrual status, (B) a specific reserve allocation existed in connection therewith, (C) was required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 or (D) was contractually past due ninety (90) days or more in the payment of principal and/or interest, or (ii) as of March 31, 2017, was classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import. For each Loan identified in response to clause (i) or (ii) above, Section 3.24(h) of the Company Disclosure Schedules sets forth the outstanding principal amount, as well as accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of March 31, 2017.

        3.25    Customer Relationships.

          (a)   Each trust or wealth management customer of the Company or any of its Subsidiaries has been in all material respects originated and serviced (i) in conformity with the applicable policies of the Company and its Subsidiaries, (ii) in accordance with the terms of any applicable Contract governing the relationship with such customer, (iii) in accordance with any instructions received from such customers and their authorized representatives and authorized signers, (iv) consistent with each customer’s risk profile and (v) in compliance with all applicable Laws and the Company’s and its Subsidiaries’ constituent documents, including any policies and procedures adopted thereunder. Each Contract governing a relationship with a trust or wealth management customer of the Company or any of its Subsidiaries has been duly and validly executed and delivered by the Company and each Subsidiary and, to the Knowledge of the Company, the other contracting parties, each such Contract constitutes a valid and binding obligation of the parties thereto, except as such enforceability may be limited by (A) the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless whether considered in a proceeding in equity or at law, and the Company and its Subsidiaries and the other contracting parties thereto have duly performed in all material respects their obligations thereunder, and the Company and its Subsidiaries and, to the Knowledge of the Company, such other contracting parties are in compliance with each of the terms thereof.

          (b)   No Contract governing a relationship with a trust or wealth management customer of the Company or any of its Subsidiaries provides for any material reduction of fees charged (or in compensation payable to the Company or any of its Subsidiaries thereunder) by reason of this Agreement or the consummation of the Merger or the other Transactions.

          (c)   (A) None of the Company, any of its Subsidiaries or any of their respective directors, officers or employees is the beneficial owner of any interest in any of the accounts maintained on behalf of any trust or wealth management customer of the Company or any of its Subsidiaries and (B) none of the directors, officers and employees of the Company or any of its Subsidiaries is a party to any Contract pursuant to which it is obligated to provide service to, or receive compensation or benefits from, any of the trust or wealth management customers of the Company or any of its Subsidiaries after the Closing Date.

          (d)   Each account opening document, margin account agreement, any advisory contract and customer disclosure statement with respect to any trust or wealth management customer of the Company or any of its Subsidiaries conforms in all material respects to the forms made available to Parent prior to the date hereof.

          (e)   All other books and records primarily related to the trust or wealth management businesses of each of the Company and each of its Subsidiaries include documented risk profiles signed by each such customer.

        3.26    Related-Party Transactions.

          (a)   Section 3.26(a) of the Company Disclosure Schedules identifies (i) all Contracts between the Company or any of its Subsidiaries, on the one hand, and any shareholder which, to the Knowledge of the Company, beneficially owns five percent (5%) or more of any class of equity securities of the Company or any of its Subsidiaries or an Affiliate of the Company (other than the Company and its direct or indirect wholly owned Subsidiaries) (collectively, “Related Parties”), on the other hand, and (ii) all Contracts pursuant to which any Related Party is a party and the Company or any Company Subsidiary receives services or goods, including any such Contracts between any direct or indirect wholly owned Company Subsidiary, on the one hand, and any non-wholly owned Company Subsidiary, on the other hand. Except as set forth on Section 3.26(a) of the Company Disclosure Schedules, no relationship, direct or indirect, exists between or among the Company and its Subsidiaries or any of their respective Affiliates, on the one hand, and any director, officer, member, shareholder, customer or supplier of the Company or any of its Affiliates, on the other hand, that would be required by the Securities Act to be disclosed in a registration statement on Form S-1 pursuant to Item 404 of Regulation S-K under the Securities Act. As used in this Agreement, “Affiliate” means (unless otherwise specified), with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person. As used in this Agreement, “control,” with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or by any other means.

          (b)   To the Knowledge of the Company, no shareholder or Affiliate of the Company (other than the Company and its Subsidiaries) owns any material property or asset used in the conduct of the business of the Company and its Subsidiaries.

        3.27    Takeover Laws and Provisions.     The adoption and approval by the board of directors of the Company of this Agreement, the Merger and the other Transactions represent all the action necessary by the Company to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”), and any potentially applicable provision of the Company Articles of Incorporation and the Company Bylaws. No “fair price” Law or similar provision of the Company Articles of Incorporation or Company Bylaws is applicable to this Agreement and the Transactions.

        3.28    Approvals.     As of the date of this Agreement, to the Knowledge of the Company, there is no reason why all necessary regulatory approvals and consents from any Governmental Entity should not be received in order to permit the consummation of the Transactions, including the Merger and the Bank Merger, on a timely basis.

        3.29    Company Opinion.     Prior to the execution of this Agreement, the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Stephens Inc. to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

        3.30    Company Information.     The information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Joint Proxy Statement, on the date that it (or any amendment or supplement thereto) is first mailed to holders of Company Common Stock or holders of Parent Common Stock, respectively, or at the time of the Company Shareholders Meeting or the Parent Shareholders Meeting, respectively, (b) the Form S-4, when it or any amendment or supplement thereto becomes effective under the Securities Act, (c) the documents and financial statements of the Company incorporated by reference in the Joint Proxy Statement, the Form S-4 or any amendment or supplement thereto or (d) any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the Transactions, including any transactions contemplated in any amendment or supplement thereto, at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by the Company in this Section 3.30 with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing expressly for inclusion or incorporation by reference in the Joint Proxy Statement, the Form S-4 or such other applications, notifications or other documents. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. If at any time prior to the Effective Time, any event should be discovered by the Company or any of its Subsidiaries which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, the Company shall promptly so inform Parent.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT

        Except as (a) disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Parent delivered herewith (the “Parent Disclosure Schedules”) (provided, that each exception set forth in the Parent Disclosure Schedules shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (notwithstanding the absence of a specific cross-reference)) or (b) disclosed in any Parent SEC Document publicly filed prior to the date hereof (but excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” sections or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

        4.1    Corporate Organization.

          (a)   Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina and is a bank holding company duly registered under the BHC Act that has not elected to be treated as a financial holding company under the BHC Act. Each of the Subsidiaries of Parent is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization. The deposit accounts of Parent Bank are insured by the FDIC through the Deposit

  Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or, to the Knowledge of Parent, threatened. Parent Bank is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein. Parent and each of its Subsidiaries has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Parent and each of its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent. True and complete copies of the Amended and Restated Articles of Incorporation of Parent, as amended (the “Parent Articles of Incorporation”), and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), in each case as in effect as of the date of this Agreement, have previously been furnished or made available to the Company. Parent is not in violation of any of the provisions of the Parent Articles of Incorporation or Parent Bylaws.

          (b)   Section 4.1(b) of the Parent Disclosure Schedules sets forth a complete and correct list of all the Subsidiaries of Parent as of the date of this Agreement (each a “Parent Subsidiary” and collectively the “Parent Subsidiaries”). Section 4.1(b) of the Parent Disclosure Schedules also sets forth a list as of the date of this Agreement identifying the owner and percentage ownership interest of all outstanding capital stock or other equity securities of each such Subsidiary, options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such Subsidiary, or Contracts by which such Subsidiary may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such agreements or arrangements. All of the outstanding shares of capital stock or other securities evidencing ownership of the Parent Subsidiaries are validly issued, fully paid and nonassessable and such shares or other securities are owned by Parent or another of its Subsidiaries free and clear of any Lien with respect thereto. Except for its interests in the Parent Subsidiaries and as set forth in Section 4.1(b) of the Parent Disclosure Schedules, Parent does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

        4.2    Capitalization.     The authorized capital stock of Parent consists of (a) 40,000,000 shares of Parent Common Stock and (b) 10,000,000 shares of preferred stock, par value $0.01 per share, of Parent (the “Parent Preferred Stock”). As of the date of this Agreement, there are (a) 29,239,460 shares of Parent Common Stock issued and outstanding, (b) no shares of Parent Common Stock held in treasury, (c) no shares of Parent Preferred Stock issued and outstanding and (d) 1,166,991 shares of Parent Common Stock reserved for issuance upon exercise or settlement of awards granted or available for grant as employment inducement awards or under Parent’s equity compensation plans (the “Parent Equity Awards”). As of the date of this Agreement, except pursuant to (i) this Agreement, (ii) the Parent Equity Awards and (iii) Parent’s equity compensation plans, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Parent, or otherwise obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

        4.3    Authority; No Violation.

          (a)   Parent has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions, including the Merger, have been duly, validly and unanimously adopted by the board of directors of Parent, the board of directors of Parent has resolved to recommend to Parent’s shareholders the approval of this Agreement and the Transactions, and all necessary corporate action in respect thereof on the part of Parent has been taken, subject to the approval by the affirmative vote of two-thirds of the votes entitled to be cast by the holders of shares of Parent Common Stock (the “Parent Shareholder Approval”) and the adoption and approval of the Bank Merger Agreement by the board of directors of Parent Bank and Parent as its sole shareholder. This Agreement has been duly and validly executed and delivered by Parent. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

          (b)   Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the Transactions, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Articles of Incorporation or Parent Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained and/or made, (A) violate any Law, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries, or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of Parent or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, Contract, or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Parent.

        4.4    Consents and Approvals.     Except for (a) the filing of any required applications, filings or notices with the Federal Reserve under the BHC Act and approval of such applications, filings and notices, (b) the filing of applications, filings and notices, as applicable, with the FDIC, the North Carolina Commissioner of Banks, the South Carolina State Board of Financial Institutions, the South Carolina Office of the Commissioner of Banking and, to the extent required, the Virginia State Corporation Commission, and approval of or non-objection to such applications, filings and notices, (c) compliance with any applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Joint Proxy Statement and the Form S-4, and the declaration of effectiveness of the Form S-4, (d) the filing of the Articles of Merger with the North Carolina Secretary and the South Carolina Secretary pursuant to the NCBCA and the SCBCA, respectively, (e) the filing of the Bank Merger Certificates, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (g) approval of listing of such Parent Common Stock on the NASDAQ and (h) to the extent required, the filing of any notices or other filings under the HSR Act, no material notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any Governmental Entity are required to be made or obtained by Parent or any of its Subsidiaries in connection with (i) the execution and delivery by Parent of this Agreement or (ii) the consummation by Parent of the Transactions, except for such consents, approvals, authorizations, filings or registrations that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent.

        4.5    Reports.

          (a)   Parent and each of its Subsidiaries have timely filed (or furnished, as applicable) all Reports that they were required to file (or furnish, as applicable) since January 1, 2014 with the Regulatory Agencies, and all other Reports required to be filed (or furnished, as applicable) by them since January 1, 2014, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Any such Report regarding Parent or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Parent and its Subsidiaries, there is no pending proceeding before, or, to the Knowledge of Parent, examination or investigation by, any Regulatory Agency into the business or operations of Parent or any of its Subsidiaries. There are no unresolved violations, criticisms or exceptions by any Regulatory Agency with respect to any Report relating to any examinations or inspections of Parent or any of its Subsidiaries, except for any such violations, criticisms or exceptions that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent.

          (b)   Parent has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2014 (the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, applicable to such Parent SEC Documents. None of the Parent SEC Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed or furnished (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file with or furnish to the SEC any forms, reports or other documents.

        4.6    Financial Statements.

          (a)   Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Documents (the “Parent Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

          (b)   Parent and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and the board of directors of Parent and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s and its Subsidiaries’ assets that could have a material effect on Parent’s financial statements.

          (c)   Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Parent required under the Exchange Act with respect to such reports. Parent has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to Parent’s auditors and the audit committee of the board of directors of Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

          (d)   Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. Neither Parent nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries. Parent is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

          (e)   The books and records kept by Parent and its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Laws and accounting requirements. The Parent Financial Statements have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries.

          (f)    Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance-sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s financial statements.

        4.7    Undisclosed Liabilities.     The audited consolidated balance sheet of Parent dated as of the Balance Sheet Date is hereinafter referred to as the “Parent Balance Sheet.” Except as set forth on Section 4.7 of the Parent Disclosure Schedules or as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever, whether absolute, accrued, contingent or otherwise, known or unknown, and whether due or to become due, whether or not the same would have been required to be reflected in the Parent Balance Sheet if it had existed on the Balance Sheet Date, except for (i) those liabilities that are reflected or reserved against on the Parent Balance Sheet (including in the notes thereto), (ii) liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice or (iii) liabilities incurred in connection with the Transactions.

        4.8    Absence of Certain Changes or Events.     Since December 31, 2016, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

        4.9    Legal Proceedings.

          (a)   Except as set forth on Section 4.9(a) of the Parent Disclosure Schedules, neither Parent nor any of its Subsidiaries is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent.

          (b)   There is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies) imposed upon Parent.

        4.10    Compliance with Applicable Law.

          (a)   Parent and each of its Subsidiaries and each of their employees hold, and have at all times since January 1, 2014 held, all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with all, and are not and have not been in violation of any, applicable Law, except, in each case, where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not be reasonably likely to have a Material Adverse Effect on Parent, and neither Parent nor any of its Subsidiaries has Knowledge of, or has received notice of, any violations of any of the above, except for such violations that would not be material to Parent and its Subsidiaries, taken as a whole.

          (b)   Except as would not be material to Parent and its Subsidiaries, taken as a whole, Parent and each of its Subsidiaries have properly administered all accounts for which Parent or any of its Subsidiaries acts as a fiduciary, including accounts for which Parent or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents and applicable Law. None of Parent or any of its Subsidiaries, or any director, officer or employee of Parent or any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that would be material to Parent and its Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

          (c)   Each of Parent and Parent Bank is “well-capitalized” (as such term is defined at 12 C.F.R. § 225.2(r) and 12 C.F.R. § 325.103(b)(1), respectively) and “well managed” (as such term is defined at 12 C.F.R. § 225.2(s) and 12 C.F.R. § 362.17(e), respectively), and the rating of Parent Bank under the CRA is no less than “satisfactory.” Neither Parent nor Parent Bank has been informed that its status as “well-capitalized,” “well managed” or, in the case of Parent Bank, for CRA purposes, “satisfactory,” will change within one (1) year.

        4.11    Tax Matters.     Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

        4.12    Agreements with Regulatory Agencies.     Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, whether or not set forth in the Parent Disclosure Schedules, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing, or have Knowledge of any pending or threatened regulatory investigation or that any Regulatory Agency or other Governmental Agency is considering issuing, initiating, ordering or requesting any Parent Regulatory Agreement.

        4.13    Environmental Matters.

          (a)   Each of Parent and its Subsidiaries, and, to the Knowledge of Parent (except as set forth in written third-party environmental reports included in the relevant Loan Documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an Affiliate of Parent), any property in which Parent or any of its Subsidiaries holds a security interest, is, and has since January 1, 2014 been, in material compliance with all Environmental Laws.

          (b)   Since January 1, 2014, there have been no legal, administrative, arbitral or other proceedings, claims or actions pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, nor are there governmental or third-party environmental investigations or remediation activities or governmental investigations that seek to impose or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries, of any liability or obligation arising under any Environmental Law pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, which liability or obligation would reasonably be expected to, individually or in the aggregate, be material to Parent and its

  Subsidiaries, taken as a whole. To the Knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be or would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

          (c)   Except as set forth in written third-party environmental reports included in the relevant Loan Documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an Affiliate of Parent, to the Knowledge of Parent, during or prior to the period of (i) Parent’s or any of its Subsidiaries’ ownership or operation of any property, (ii) Parent’s or any of its Subsidiaries’ active participation in the management of any property or (iii) Parent’s or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property since January 1, 2014 that would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

          (d)   Parent and each of its Subsidiaries are not subject to any agreement, order, judgment or decree by or with any court, Governmental Entity or third party imposing any material liability or obligation with respect to the foregoing. There has been no written third-party environmental site assessment conducted since January 1, 2014 assessing the presence of hazardous materials located on any property owned or leased by Parent or any of its Subsidiaries that is within the possession or control of Parent and its Affiliates as of the date of this Agreement that has not been delivered to the Company prior to the date of this Agreement.

        4.14    Intellectual Property.

          (a)   Parent and each of its Subsidiaries own, or are licensed or otherwise possess rights to use free and clear of all Liens all material Intellectual Property used or held for use by Parent and any of its Subsidiaries as of the date hereof (collectively, the “Parent Intellectual Property”) in the manner that it is currently used by Parent and any of its Subsidiaries.

          (b)   Since January 1, 2014, neither Parent nor any of its Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of Parent, since January 1, 2014, no third party has infringed upon, misappropriated or violated any Parent Intellectual Property. Neither Parent nor any of its Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Parent Intellectual Property with, third parties, or, except as set forth on Section 4.14(b) of the Parent Disclosure Schedules, permits third parties to use any Parent Intellectual Property rights. Except as set forth on Section 4.14(b) of the Parent Disclosure Schedules, neither Parent nor any of its Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Parent Intellectual Property.

          (c)   Except as set forth in Section 4.14(c) of the Parent Disclosure Schedules, neither Parent nor any of its Subsidiaries is a party to any material agreement in which either Parent or any of its Subsidiaries is obligated to indemnify any Person against a claim of infringement or misappropriation of any Intellectual Property.

        4.15    Loans.     Section 4.15 of the Parent Disclosure Schedules identifies each Loan payable to Parent or any of its Subsidiaries that (i) as of March 31, 2017, (A) was on non-accrual status, (B) a specific reserve allocation existed in connection therewith, (C) was required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 or (D) was contractually past due ninety (90) days or more in the payment of principal and/or interest, or

(ii) as of March 31, 2017, was classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import. For each Loan identified in response to clause (i) or (ii) above, Section 4.15 of the Parent Disclosure Schedules sets forth the outstanding principal amount, as well as accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of March 31, 2017.

        4.16    Broker’s Fees.    Neither Parent nor any of its Affiliates nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other Transactions, except for Keefe, Bruyette & Woods, Inc.

        4.17    Takeover Laws and Provisions.     The adoption by the board of directors of Parent of this Agreement, the Merger and the other Transactions represent all the action necessary by Parent to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of any potentially applicable Takeover Statutes, and any potentially applicable provision of the Parent Articles of Incorporation and the Parent Bylaws. No “fair price” Law or similar provision of the Parent Articles of Incorporation or Parent Bylaws is applicable to this Agreement and the Transactions.

        4.18    Approvals.     As of the date of this Agreement, to the Knowledge of Parent, there is no reason why all necessary regulatory approvals and consents from any Governmental Entity should not be received in order to permit the consummation of the Transactions, including the Merger and the Bank Merger, on a timely basis.

        4.19    Parent Opinion.     Prior to the execution of this Agreement, Parent has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Keefe, Bruyette & Woods, Inc., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

        4.20    Parent Information.     The information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Joint Proxy Statement, on the date that it (or any amendment or supplement thereto) is first mailed to holders of Company Common Stock or holders of Parent Common Stock, respectively, or at the time of the Company Shareholders Meeting or the Parent Shareholders Meeting, respectively, (b) the Form S-4, when it or any amendment or supplement thereto becomes effective under the Securities Act, (c) the documents and financial statements of Parent incorporated by reference in the Joint Proxy Statement, the Form S-4 or any amendment or supplement thereto or (d) any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the Transactions, including transactions contemplated in any amendment or supplement thereto, at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Parent in this Section 4.20 with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion or incorporation by reference in the Joint Proxy Statement, the Form S-4 or such other applications, notifications or other documents. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. If at any time prior to the Effective Time, any event should be discovered by Parent or any of its Subsidiaries which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, Parent shall promptly so inform the Company.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

        5.1    Conduct of Business of the Company Prior to the Effective Time.     During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent, as expressly permitted by this Agreement or as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, rights, franchises and other authorizations issued by Governmental Entities and its current relationships with its customers, regulators, employees and other Persons with which it has business or other relationships and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either the Company or Parent to (i) obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the Transactions or, except as otherwise set forth herein, the Company Shareholder Approval, (ii) perform its covenants and agreements under this Agreement or (iii) consummate the Transactions.

        5.2    Forbearances of the Company.     During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Company Disclosure Schedules or as expressly required or contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

          (a)   (i) create or incur any indebtedness for borrowed money (other than acceptance of deposits, purchases of Federal funds, Federal Home Loan Bank borrowings with maturities of six months or less, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business consistent with past practice, including with respect to prices, terms and conditions) or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except, in the case of this clause (ii), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice; provided, that, the Company shall consult with Parent in good faith with respect to any sales of brokered or internet certificates of deposit with a term that exceeds six (6) months;

          (b)   (i) adjust, split, combine or reclassify any capital stock or other equity interest, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or distribution (except for (A) dividends paid in the ordinary course of business by any direct or indirect wholly owned Company Subsidiary to the Company or any other direct or indirect wholly owned Company Subsidiary, (B) regular quarterly dividends on Company Common Stock at a rate not in excess of $0.04 per share of Company Common Stock and payment dates consistent with past practice and (C) dividends required in respect of the outstanding Trust Preferred Securities as of the date hereof) or make any other distribution on any shares of its capital stock or other equity interest or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest, (iii) grant any Company Equity Awards, stock appreciation rights, restricted stock, restricted stock units, awards based on the value of the Company’s capital stock or other equity-based compensation or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock, (iv) issue or commit to issue any additional shares of capital stock of the Company or issue, sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any Company Subsidiary (except for issuances upon the exercise or settlement of Company Equity Awards outstanding as of the date hereof in accordance with the terms of such awards as in effect as of the date hereof) or

  (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

          (c)   sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, including OREO, to any Person other than a direct or indirect wholly owned Company Subsidiary, except subject to Section 5.2(k), sales of OREO, Loans, Loan participations and sales of investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of the Company;

          (d)   (i) acquire direct or indirect control over any business or Person, whether by stock purchase, merger, consolidation or otherwise, or (ii) make any other investment either by purchase of stock or equity securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, with respect to clauses (i) and (ii), in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of the Company, and with respect to clause (ii) only, purchases of equity securities made in connection with Federal Home Loan Bank borrowings incurred in accordance with Section 5.2(a);

          (e)   except as required under applicable Law or the terms of any Company Benefit Plan as in effect as of the date hereof or as set forth in Section 5.2(e) of the Company Disclosure Schedules, (i) enter into, adopt, amend or terminate, commence participation in, or agree to enter into, adopt or terminate or commence participation in, any Company Benefit Plan (or any employee benefit plan, program or policy that would be a Company Benefit Plan if in effect as of the date hereof), (ii) increase or agree to increase the compensation or benefits payable to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries (including the payment of any amounts to any such individual not otherwise due), (iii) enter into any new, amend or commence participation in any existing, collective bargaining agreement or similar agreement with respect to the Company or any of its Subsidiaries, (iv) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (v) grant any awards or accelerate the vesting of or lapsing of restrictions with respect to any equity-based compensation or other incentive compensation or (vi) (A) hire or promote any employee, or engage any independent contractor that is a natural person, of the Company or any of its Subsidiaries who has (or with respect to hiring, engaging or promoting, will have) an annual target compensation opportunity of $200,000 or more (other than internal promotions made in connection with the departure of a former employee) or (B) other than in the ordinary course of business, terminate the employment of any employee, or service of any independent contractor that is a natural person, of the Company or any of its Subsidiaries other than a termination of employment or service for cause;

          (f)    (i) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages where the amounts not reimbursable or recoverable pursuant to policies of insurance exceed $200,000 individually or $500,000 in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims or (ii) agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

          (g)   pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than, subject to Section 5.2(f), in the ordinary course of business consistent with past practice;

          (h)   implement or adopt any change in accounting principles, practices or methods, except as required by changes in GAAP as concurred in by Dixon Hughes Goodman LLP, its independent auditors, or by applicable Laws;

          (i)    make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any material closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

          (j)    adopt or implement any amendment to the Company Articles of Incorporation, the Company Bylaws or comparable governing documents of its Subsidiaries;

          (k)   except as reasonably required in connection with changes in prevailing market interest rates and in consultation with Parent, (i) materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or (ii) invest in any mortgage-backed or mortgage-related securities which would be considered “high-risk” securities under applicable regulatory pronouncements or any collateralized debt obligations or private label (non-agency) mortgage-backed securities;

          (l)    except with respect to any Loans or Loan commitments, enter into, modify, amend or terminate any Material Contract or any Contract that would constitute a Material Contract if it were in effect on the date of this Agreement, other than (i) in the ordinary course of business consistent with past practice and in consultation with Parent, currency exchange, commodities or other hedging Contracts, (ii) renewals of Contracts of the type described in Section 3.14(a)(iii) with existing customers of the Company in the ordinary course of business consistent with past practice and (iii) normal renewals of Real Property Leases in the ordinary course of business and in consultation with Parent;

          (m)  change in any material respect the credit policies or collateral eligibility requirements and standards of the Company;

          (n)   except as required by applicable Law, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, securitization, acquiring, selling, servicing, or buying or selling rights to service, Loans;

          (o)   permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of the Company or any Company Subsidiary, other than normal renewals of Real Property Leases in respect of any branches or other facilities utilized by the Company or any of its Subsidiaries on the date hereof in the ordinary course of business and in consultation with Parent;

          (p)   make, or commit to make, any capital expenditures that exceed by more than five percent (5%) per calendar year the amounts set forth on Section 5.2(p) of the Company Disclosure Schedules;

          (q)   without previously notifying and consulting with Parent (through Parent’s Chief Credit Officer, Chief Executive Officer or such other representative as may be designated by Parent or as disclosed on Section 5.2(q)(i) of the Company Disclosure Schedules), (i) make or acquire any Loan or Loan participation or issue a commitment (or renew or extend an existing commitment), except to the extent approved by the Company and committed to, in each case prior to the date hereof and set forth in Section 5.2(q)(i) of the Company Disclosure Schedules, for any Loan relationship having total credit exposure to the applicable borrower (and its Affiliates), as calculated for applicable loan-to-one-borrower regulatory limitations, in excess of $5,000,000 (whether prior to or after giving effect to any such Loan or Loan participation or commitment (or renewal or extension)); provided, however, that, with respect to any Loan relationship having total credit exposure to the applicable borrower (and its Affiliates), as calculated for applicable loan-to-one-borrower regulatory limitations, in excess of $5,000,000 as of the date hereof, such Loans or Loan participations or commitments (or renewals or extensions) shall be permitted so long as not resulting in an increase in total credit exposure (in the aggregate between the date hereof and the Closing) to the applicable borrower (and its Affiliates) of greater than $2,500,000; (ii) amend, renew, restructure or modify in any material respect any existing Loan relationship or Loan participation that would result in total credit exposure to the applicable borrower (and its Affiliates), as calculated for applicable loan-to-one-borrower regulatory limitations, in excess of $5,000,000; provided, that, in the case of this clause (ii), with respect to any Loan relationship having total credit exposure to the applicable borrower (and its Affiliates), as calculated for applicable loan-to-one-borrower regulatory limitations, in excess of $5,000,000 as of the date hereof, such amendments, renewals, restructurings or modifications shall be permitted so long as not resulting in an increase in total credit exposure (in the aggregate between the date hereof and the Closing) to the applicable borrower (and its Affiliates) of greater than $2,500,000; (iii) except as set forth in Section 5.2(q)(iii) of the Company Disclosure Schedules, make or acquire, or increase the concentrations of its shared national credits; or (iv) take any of the actions set forth in Section 5.2(q)(iv) of the Company Disclosure Schedules;

          (r)   take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the Transactions, including the Merger and the Bank Merger, except, in each case, as may be required by applicable Law;

          (s)   take any action, or knowingly fail to take any action, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

          (t)    agree to, or make any commitment to, take or adopt any resolutions of the board of directors of the Company in support of, any of the actions prohibited by this Section 5.2.

        5.3    Forbearances of Parent.     During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.3 of the Parent Disclosure Schedules or as expressly required or contemplated by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

          (a)   amend the Parent Articles of Incorporation or Parent Bylaws in a manner that would materially and adversely affect the holders of the Company Common Stock, or adversely affect the Holders of the Company Common Stock relative to other holders of Parent Common Stock;

          (b)   take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the Transactions, including the Merger and the Bank Merger, except, in each case, as may be required by applicable Law;

          (c)   take any action, or knowingly fail to take any action, which action or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

          (d)   agree to or make any commitment to, take, or adopt any resolutions of the board of directors of Parent in support of, any of the actions prohibited by this Section 5.3;

          (e)   adjust, split, combine or reclassify any Parent Common Stock; or

          (f)    take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the Transactions or, except as otherwise set forth herein, the Parent Shareholder Approval or to perform its covenants and agreements under this Agreement or to consummate the Transactions.

ARTICLE VI
ADDITIONAL AGREEMENTS

        6.1    Regulatory Matters.

          (a)   Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the Transactions, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the Transactions, and, subject to the conditions set forth in Article VII, to consummate the Transactions (including actions required in order to effect the Bank Merger immediately after the Effective Time) and (ii) obtain (and assist and cooperate with the other party in obtaining) any action, nonaction, permit, consent, authorization, order, clearance, waiver or approval of, or any exemption by, any Regulatory Agency or other Governmental Entity that is required or advisable in connection with the Transactions, including the Merger and the Bank Merger (collectively, the “Regulatory Approvals”). The parties shall cooperate with each other and prepare and file, as promptly as possible after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings, to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and Regulatory Agencies or other Governmental Entities that are necessary or advisable to consummate the Transactions, including the Regulatory Approvals.

          (b)   Each of Parent and the Company shall use its reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the Transactions. Notwithstanding anything set forth in this Agreement, under no circumstances shall Parent be required, and the Company and its Subsidiaries shall not be permitted (without Parent’s prior written consent in its sole discretion), to take any action, or commit to take any action, or agree to any condition or restriction, involving Parent, the Company or any of their respective Subsidiaries pursuant to this Section 6.1 or otherwise in connection with obtaining the foregoing actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals, that would have, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, or on the Company and its Subsidiaries, taken as a whole, in each case measured on a scale relative to the Company and its Subsidiaries taken as a whole (any of the foregoing, a “Materially Burdensome Regulatory Condition”); provided, that, if requested by Parent, then the Company and its Subsidiaries will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on the Company and its Subsidiaries only in the event the Closing occurs.

          (c)   Subject to applicable Law relating to the exchange of information, Parent and the Company shall, upon request, furnish each other with all information concerning Parent, the Company and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of the Parties and their respective Subsidiaries, (y) as necessary to comply with contractual agreements and (z) as necessary to address reasonable privilege or confidentiality concerns.

          (d)   Subject to applicable Law (including applicable Law relating to the exchange of information), the Company and Parent shall keep each other apprised of the status of matters relating to the completion of the Transactions. Without limiting the generality of the foregoing, subject to applicable Law, (i) the Company and Parent shall promptly furnish each other with copies of non-confidential notices or other communications received by the Company, Parent or any of their respective Subsidiaries (or written summaries of communications received orally) from any third party or Governmental Entity with respect to the Transactions and (ii) Parent and the Company shall provide the other party with a reasonable opportunity to review in advance any proposed non-confidential communication to, including any filings with or other non-confidential written materials submitted to, any third party or Governmental Entity, and, to the extent practicable, each will consult the other party on all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the Transactions.

        6.2    Access to Information.

          (a)   Subject to the Confidentiality Agreement, each of the Company and Parent agrees to provide the other party and its Representatives, from time to time prior to the Effective Time, such information as the other party shall reasonably request with respect to the disclosing party and its Subsidiaries, businesses, financial conditions and operations and such access to the properties, books and records and personnel as the other party shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of either the Company or Parent or their respective Subsidiaries.

          (b)   Parent and the Company shall comply with, and shall cause their respective Representatives, directors, officers and employees to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

        6.3    SEC Filings and Shareholder Approval.

          (a)   The Company shall take all action necessary in accordance with the NCBCA and the Company Articles of Incorporation and the Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Company Shareholder Approval (such meeting or any adjournment or postponement thereof, the “Company Shareholders Meeting”). Subject to Section 6.9, the board of directors of the Company shall (i) recommend to the Company’s shareholders the approval of this Agreement and the Transactions, including the Merger (the “Company Board Recommendation”), (ii) include the Company Board Recommendation in the Joint Proxy Statement and (iii) use its reasonable best efforts to obtain the Company Shareholder Approval. The Company agrees that it has an unqualified obligation to submit the Agreement to its shareholders at the Company Shareholders Meeting unless this Agreement has been terminated in accordance with its terms.

          (b)   Parent shall take all action necessary in accordance with the SCBCA and the Parent Articles of Incorporation and Parent Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Parent Shareholder Approval (such meeting or any adjournment or postponement thereof, the “Parent Shareholders Meeting”). Subject to Section 6.9, the board of directors of Parent shall (i) recommend to Parent’s shareholders the approval of this Agreement and the Merger (the “Parent Board Recommendation”), (ii) include the Parent Board Recommendation in the Joint Proxy Statement and (iii) use its reasonable best efforts to obtain the Parent Shareholder Approval. Parent agrees that it has an unqualified obligation to submit the Agreement to its shareholders at the Parent Shareholders Meeting unless this Agreement has been terminated in accordance with its terms.

          (c)   The Company and Parent shall cooperate to as promptly as practicable prepare and file with the SEC the Joint Proxy Statement. The Company and Parent shall as promptly as practicable prepare, and Parent shall file with the SEC, the Form S-4 in which the Joint Proxy Statement will be included as a prospectus, and Parent and the Company shall use their respective reasonable best efforts to cause the Form S-4 to be declared effective by the SEC as promptly as practicable after filing. The Joint Proxy Statement, and any amendment or supplement thereto, shall include the Company Board Recommendation and the Parent Board Recommendation. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Merger. If, at any time prior to the receipt of the Company Shareholder Approval and the Parent Shareholder Approval, any event occurs with respect to the Company, Parent or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a party for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment or supplement to the Joint Proxy Statement or the Form S-4, such party shall promptly notify the other party of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Form S-4 and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s and Parent’s shareholders.

        6.4    Public Disclosure.     Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company. Thereafter, except as expressly permitted under (and subject to compliance with) Section 6.9 in connection with a Change in Company Recommendation or Change in Parent Recommendation, as the case may be, Parent and the Company shall consult with and provide each other reasonable notice of any press release or other public (or non-confidential) statement or comment prior to the issuance of such press release or such other statement or comment relating to this Agreement or the Transactions and shall not issue any such press release or such other statement or comment to the public prior to such notice, except as may be required by applicable Law. In addition, neither the Company nor Parent shall issue any such press release or such other statement or comment to the public without the prior approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or except as expressly permitted under (and subject to compliance with) Section 6.9 in connection with a Change in Company Recommendation or Change in Parent Recommendation, as the case may be.

        6.5    Employee Benefit Matters.

          (a)   From the Closing Date through the first anniversary thereof (the “Continuation Period”), Parent shall provide or cause to be provided employee benefits (excluding severance benefits) for the employees (as a group) who are actively employed by the Company and its Subsidiaries on the Closing Date and continue to be actively employed after the Effective Time (“Covered Employees”) that, in the aggregate, are at least substantially comparable to the employee benefits (excluding severance benefits) that are generally made available to similarly situated employees of Parent or its Subsidiaries; provided, that until such time as Parent shall cause Covered Employees to participate in the employee benefit plans that are made available to similarly situated employees of Parent or its Subsidiaries (other than the Company and its Subsidiaries), a Covered Employee’s continued participation in the employee benefit plans of the Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in any different Parent plans may commence at different times).

          (b)   Parent shall assume and honor the obligations of the Company and its Subsidiaries under all employment, severance, consulting, retirement and other compensation Contracts in accordance with their terms, except to the extent such Contract is superseded or modified by an agreement with Parent, provided, that nothing herein shall prohibit Parent from amending, suspending or terminating any such Contract to the extent permitted by its terms and applicable Law. Parent hereby acknowledges that the Merger will constitute a “Change in Control” (or concept of similar import) in accordance with the provisions of such Company Benefit Plans.

          (c)   The Company may pay annual incentive compensation in accordance with Section 6.5(c) of the Company Disclosure Schedules.

          (d)   To the extent that a Covered Employee becomes eligible to participate in a Parent Benefit Plan, Parent shall cause such Parent Benefit Plan to recognize the service of such Covered Employee with the Company or its Subsidiaries for purposes of eligibility, participation and vesting under such Parent Benefit Plan, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided, that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service, (ii) apply for any purpose under any retiree medical plan or defined benefit pension plan or (iii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. For purposes of clarity, Covered Employees shall be credited with service performed for either a predecessor to the Company or any Subsidiary or an entity previously acquired by the Company or any Subsidiary to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time. With respect to any health care plan of Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (x) cause any preexisting condition limitations or eligibility waiting periods under such Parent or Subsidiary plan to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time and (y) recognize any health care expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries. To the extent Parent does not or cannot take the actions described in clauses (x) and (y) of the immediately preceding sentence, it shall not require any Covered Employee to commence participation in the corresponding Parent Benefit Plan until the beginning of the first plan year following the Effective Time and such Covered Employee shall be entitled to remain on the applicable Company Benefit Plan.

          (e)   If requested by Parent in writing delivered to the Company not less than ten (10) Business Days before the Closing Date, the board of directors of the Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. The form and substance of such resolutions and any other actions taken in connection with the foregoing termination shall be subject to the review and approval of Parent. Following the Effective Time the assets thereof shall be distributed to the participants, and Parent shall permit the Covered Employees to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, in an amount equal to the full account balance (including loans) distributed to such Covered Employee from the Company 401(k) Plan to the Parent’s 401(k) plan.

          (f)    From and after the date hereof, any written or oral communications to the employees, officers or directors of the Company or any of its Subsidiaries pertaining to compensation or benefit matters after the Closing, shall be in the form of mutually agreeable communications, prepared in prior consultation with Parent, it being agreed that Parent and the Company shall cooperate, including by providing Parent a reasonable period of time to review any such communication, in providing mutually agreeable communications.

          (g)   The parties agree to the severance-related and other matters described in Section 6.5(g) of the Company Disclosure Schedules.

          (h)   Without limiting the generality of this Section 6.5 or Section 9.12, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Company or any of their respective Affiliates; (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or independent contractor any right to employment or continued employment or continued service with Parent or any of its Subsidiaries (including, following the Closing Date, the Company and its Subsidiaries), or constitute or create an employment agreement with any employee.

        6.6    Additional Agreements.

          (a)   Subject to the terms and conditions of this Agreement, each of the Company and Parent agree to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger and the other Transactions. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Parent’s sole expense, take all such necessary action as may be reasonably requested by Parent.

          (b)   Parent may at any time change the method of effecting the Merger and the Bank Merger (including by providing for the merger of the Company with a wholly owned Subsidiary of Parent),

  and the Company agrees to enter into such amendments to this Agreement as Parent may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount, kind or timing (in a manner that materially delays) of the receipt of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to the Company’s shareholders or (iii) be reasonably likely to cause the Closing to be prevented or materially delayed or the receipt of the Regulatory Approvals to be prevented or materially delayed.

        6.7    Indemnification; Directors’ and Officers’ Insurance.

          (a)   From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director or officer of the Company or any of its Subsidiaries (each, a “Company Indemnified Party”) against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative (each, a “Claim”), in which a Company Indemnified Party is, or is threatened to be made, a party or witness or arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other Transactions), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted by applicable Law. The Surviving Corporation shall pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such proceeding to each Company Indemnified Party to the fullest extent permitted by applicable state or federal Law upon receipt of an undertaking (in a reasonable and customary form) to repay such advance payments if he or she shall be adjudicated to be not entitled to indemnification under this Section 6.7(a).

          (b)   Any Company Indemnified Party wishing to claim indemnification under Section 6.7(a), upon learning of any Claim, shall promptly notify the Surviving Corporation thereof. In the event of any such Claim (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Company Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Company Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Company Indemnified Parties advises that there are substantive issues which raise conflicts of interest between the Surviving Corporation and the Company Indemnified Parties, the Company Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Company Indemnified Parties promptly as statements therefor are received; provided, that the Surviving Corporation shall be obligated pursuant to this Section 6.7(b) to pay for only one firm of counsel for all Company Indemnified Parties (to the extent the claims of such Company Indemnified Parties arise out of substantially similar transactions) in any jurisdiction; (ii) the Company Indemnified Parties and the Surviving Corporation will cooperate in the defense of any such Claim; and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent (not to be unreasonably withheld, conditioned or delayed); provided, that the Surviving Corporation shall not have any obligation hereunder to any Company Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Company Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

          (c)   The Surviving Corporation shall use its reasonable best efforts (and the Company shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six (6) years after the Effective Time the currently existing directors’ and officers’ liability insurance policy maintained by the Company (provided, that the Surviving Corporation may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous to the Company Indemnified Parties, including with respect to the same retrospective date, limits of liability and coverage parts, or (ii) with the consent of the Company given prior to the Effective Time, any other policy) with respect to claims arising from facts, events, acts, errors or omissions which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that in no event shall the Surviving Corporation be required to expend annually in the aggregate an amount in excess of 300% of the annual premium payment on the Company’s current policy in effect as of the date of this Agreement (the “Maximum Amount”) and, if the Surviving Corporation is unable to maintain such policy (or substitute policy) as a result of this proviso, the Surviving Corporation shall obtain as much comparable insurance as is available for a period of six (6) years following the Effective Time by payment of such amount; provided, further, that (i) Parent or the Surviving Corporation may substitute therefor a six (6)-year “tail” prepaid policy the material terms of which, including coverage and amount, are no less favorable in any material respect to the Company Indemnified Parties than the Company’s existing policies as of the date hereof; provided, that Parent and the Surviving Corporation shall not be obligated to pay, in the aggregate, an amount greater than the Maximum Amount for such “tail” policy and provided, further, that if the aggregate amount necessary to procure or maintain such “tail” policy exceeds the Maximum Amount, Parent or the Surviving Corporation shall obtain as much comparable insurance as is available by payment of such amount or (ii) Parent may request that the Company obtain such extended reporting period coverage for a six (6)-year period under the Company’s existing insurance programs (to be effective as of the Effective Time).

          (d)   In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

          (e)   The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her respective heirs and representatives.

        6.8    Exchange Listing.     Parent shall use its reasonable best efforts to list, prior to the Effective Time, on the NASDAQ, subject to official notice of issuance, the shares of Parent Common Stock to be issued pursuant to the Merger, and Parent shall give all notices and make all filings with the NASDAQ required in connection with the Transactions.

        6.9    No Solicitation.

          (a)   The Company shall not, shall cause its Subsidiaries and its and their respective officers, directors and employees not to, and shall use reasonable best efforts to cause its and their respective agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives (each, together with such officers, directors and employees, a “Representative”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of tender offer), business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries, proposals or offers being referred to herein as an “Acquisition Proposal”), (ii) participate in any discussions with or provide any confidential information or data to any Person (or Representative of such Person) relating to an Acquisition Proposal or Alternative Transaction, or engage in any negotiations concerning an Acquisition Proposal or Alternative Transaction, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or Alternative Transaction, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other Contract related to any Acquisition Proposal or Alternative Transaction (an “Acquisition Agreement”) or (iv) propose or agree to do any of the foregoing. The Company shall be responsible for any violation of this Section 6.9 by its Representatives.

          (b)   As used in this Agreement, “Alternative Transaction” means any of (i) a transaction pursuant to which any Person (or group of Persons) other than Parent or its Affiliates, directly or indirectly, acquires or would acquire more than twenty percent (20%) of the outstanding shares of Company Common Stock or outstanding voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, reorganization, share exchange, consolidation or other business combination involving the Company and any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the fair market value of the consolidated assets of the Company (except, in each case, the Merger and the Bank Merger), (iii) any transaction pursuant to which any Person (or group of Persons) other than Parent or its Affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any Company Subsidiaries and securities of the entity surviving any merger or business combination involving any Company Subsidiary) of the Company or any of its Subsidiaries representing more than twenty percent (20%) of the fair market value of all the assets, deposits, net revenues or net income of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, other than the Transactions, as a result of which the holders of shares of Company Common Stock immediately prior to such transaction do not, in the aggregate, own at least eighty percent (80%) of the outstanding shares of Company Common Stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Company Common Stock immediately prior to the consummation thereof.

          (c)   Notwithstanding the foregoing, the Company and its Representatives may, prior to receipt of the Company Shareholder Approval, and subject to compliance with the other terms of this Section 6.9 and to first entering into a confidentiality agreement having provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, engage in discussions and negotiations with, or provide any nonpublic information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person first made after the date of this Agreement (that did not result from a breach of this Section 6.9) and which the board of directors of the Company concludes in good faith (after consultation with its outside legal counsel and financial advisors) constitutes or is reasonably likely to result in a Superior Proposal, if and only to the extent that the board of directors of the Company concludes in good faith (after consultation with its outside legal counsel) that failure to do so would be reasonably likely to violate the directors’ fiduciary duties under applicable Law. The Company shall provide Parent with a copy of any nonpublic information or data provided to any Person pursuant to the prior sentence prior to or simultaneously with furnishing such information to such Person (to the extent not previously provided).

          (d)   The Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal, or any inquiry from any Person seeking to have discussions or negotiations with the Company that is reasonably likely to lead to a possible Acquisition Proposal or Alternative Transaction. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company shall also promptly, and in any event within twenty-four (24) hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or Alternative Transaction or provides nonpublic information or data to any Person in accordance with Section 6.9(c) and keep Parent reasonably informed of the status and terms of any such proposals, offers, inquiries, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

          (e)   Except as provided in Section 6.9(f), none of the Company, the board of directors of the Company, or any committee thereof shall (i) withhold, withdraw or modify in any manner adverse to Parent or propose publicly to withhold, withdraw or modify in any manner adverse to Parent, the Company Board Recommendation or approval, recommendation or declaration of advisability by the Company, the board of directors of the Company or any such committee thereof with respect to this Agreement or the Transactions, (ii) approve or recommend to its shareholders, or resolve to or publicly propose or announce its intention to approve or recommend to its shareholders, an Acquisition Proposal or (iii) fail to publicly, finally and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Company Board Recommendation, in each case, within ten (10) Business Days after such Acquisition Proposal is made public or any request by Parent to do so (which request may be made once per Acquisition Proposal (and any material change thereto)) (any of the foregoing, a “Change in Company Recommendation”).

          (f)    Notwithstanding anything in this Agreement to the contrary, prior to the time the Company Shareholder Approval is obtained, the board of directors of the Company may make a Change in Company Recommendation if and only if (i) an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 6.9) is made to the Company by a third party, and such Acquisition Proposal is not withdrawn, (ii) the board of directors of the Company has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (iii) the board of directors of the Company has concluded in good faith (after consultation with its outside legal counsel) that failure to do so would be reasonably likely to violate the directors’ fiduciary duties under applicable Law, (iv) prior to effecting the Change in Company Recommendation, five (5) Business Days shall have elapsed since the Company has given written notice to Parent advising Parent that the Company intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Acquisition Proposal that is the basis of the proposed action (a “Company Notice of Recommendation Change”) (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Company Notice of Recommendation Change, except that, in such case, the five (5) Business Day period referred to in this clause (iv) and in clauses (v) and (vi) shall be reduced to three (3) Business Days following the giving of such new Company Notice of Recommendation Change), (v) during such five (5) Business Day period, the Company has considered, and engaged in good-faith discussions with Parent regarding, any adjustment or modification of the terms of this Agreement proposed by Parent and (vi) the board of directors of the Company, following such five (5) Business Day period, again reasonably determines in good faith (after consultation with its outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to make a Change in Company Recommendation would be reasonably likely to violate the directors’ fiduciary duties under applicable Law. For purposes of this Agreement, “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made by a third Person (or group of Persons acting in concert within the meaning of Rule 13d-5 under the Exchange Act) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, (A) all or substantially all of the assets of the Company or (B) all of the outstanding voting securities of the Company and which the board of directors of the Company has in good faith determined (taking into account, among other things, (1) its consultation with its outside legal counsel and its financial advisors and (2) the terms and conditions of such Acquisition Proposal and this Agreement (as it may be proposed to be amended by Parent)), to be more favorable, from a financial point of view, to the Company’s shareholders than the Transactions (as it may be proposed to be amended by Parent) and to be reasonably capable of being consummated on the terms proposed, taking into account all other legal, financial, timing, regulatory and other aspects of such Acquisition Proposal and the Person making the proposal.

          (g)   Except as provided in Section 6.9(h), none of Parent, the board of directors of Parent, or any committee thereof shall withhold, withdraw or modify in any manner adverse to the Company, or propose publicly to withhold, withdraw or modify in any manner adverse to the Company, the Parent Board Recommendation or approval, recommendation or declaration of advisability by Parent, the board of directors of Parent or any such committee thereof with respect to this Agreement or the Transactions (a “Change in Parent Recommendation”).

          (h)   Notwithstanding anything in this Agreement to the contrary, prior to the time the Parent Shareholder Approval is obtained, the board of directors of Parent may make a Change in Parent Recommendation if and only if (i) the board of directors of Parent has concluded in good faith (after consultation with its outside legal counsel) that failure to do so would be reasonably likely to violate the directors’ fiduciary duties under applicable Law and (ii) prior to effecting the Change in Parent Recommendation, five (5) Business Days shall have elapsed since Parent has given written notice to the Company advising the Company that Parent intends to take such action and specifying in reasonable detail the reasons therefor (a “Parent Notice of Recommendation Change”), (iii) during such five (5) Business Day period, Parent has considered and engaged in good-faith discussions with the Company regarding, any adjustment or modification of the terms of this Agreement proposed by the Company, and (iv) the board of directors of Parent, following such five (5) Business Day period, again reasonably determines in good faith (after consultation with its outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company) that failure to make a Change in Parent Recommendation would be reasonably likely to violate the directors’ fiduciary duties under applicable Law.

          (i)    Nothing contained in this Section 6.9 shall prohibit the Company or its Subsidiaries from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement, including Section 8.1(f); provided, further, that any such disclosure (other than a “stop, look and listen” statement pending disclosure of its position thereunder, which is followed within ten (10) Business Days by an unqualified public reaffirmation of the Company Board Recommendation) shall be deemed for all purposes of this Agreement to be a Change in Company Recommendation unless the Company Board expressly publicly reaffirms without qualification the Company Board Recommendation in connection with such communication.

          (j)    The Company agrees that it (i) will and will cause its Subsidiaries, and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal or Alternative Transaction or similar transaction and (ii) will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal or Alternative Transaction, and will enforce the terms thereof and, to the extent applicable, request from such third parties the return or destruction of any confidential information of the Company provided thereunder.

          (k)   The Company shall not submit to the vote of its shareholders any Acquisition Proposal or Alternative Transaction other than this Agreement and the Merger prior to the termination of this Agreement in accordance with its terms.

        6.10    Notification of Certain Matters.     Each of the Company and Parent shall give prompt notice to the other of any fact, change, event or circumstance known to it that (a) has had or is reasonably likely, individually or taken together with all other facts, changes, events and circumstances known to it, to have or to result in any Material Adverse Effect on the Company or Parent, as applicable, with respect to it or (b) would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

        6.11    Governance Matters.

          (a)   Effective immediately after the Effective Time, Parent shall appoint (i) Mr. James C. Cherry and one other current non-employee member of the board of directors of the Company mutually agreed upon by the parties (it being understood that such non-employee member must be approved by the Governance Committee of the board of directors of Parent) prior to the Effective Time (each such director, a “Company Director”) to Parent’s board of directors and to the board of directors of Parent Bank, in each case, for a term expiring at the next annual meeting of the shareholders of Parent or Parent Bank, as applicable, following the Effective Time and (ii) Mr. Cherry to the Executive Committee of Parent’s board of directors to serve thereon for a period of one (1) year from the date of appointment.

          (b)   Subject to and in accordance with the bylaws of the Surviving Corporation, effective as of the Effective Time, (i) Mr. Robert R. Horger shall continue to serve as the Chairman of the board of directors of the Surviving Corporation and (ii) the officers of Parent in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation.

        6.12    Certain Post-Closing Matters.     The parties agree to the matters described in Section 6.12 of the Company Disclosure Schedules.

        6.13    Exemption from Liability Under Section 16(b).     The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock in the Merger, and for that compensatory and retention purposes agree to this Section 6.13. The boards of directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall promptly, and in any event prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (i) any dispositions of Company Common Stock by any Company Insiders and (ii) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case, pursuant to the Transactions, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

        6.14    Dividends.     After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

        6.15    Takeover Laws and Provisions.     No party shall take any action that would cause this Agreement, the Merger or any of the other Transactions to be subject to requirements imposed by any Takeover Statute, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Merger and the other Transactions, or if necessary challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the Transactions, each of Parent and the Company will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the Transactions, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

        6.16    Shareholder Litigation.     The Company shall give Parent prompt notice of any shareholder litigation against the Company and/or its directors or affiliates relating to the Transactions and shall give Parent the opportunity to participate in at its own expense the defense or settlement of any such litigation. In addition, no settlement of any shareholder litigation against the Company shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

        6.17    Company Debt.

          (a)   Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company’s obligations to the extent required by the terms of any outstanding debt securities, Trust Preferred Securities or related guarantees. Prior to the Closing Date, the Company and Parent shall cooperate to prepare any instrument required by the documentation governing such outstanding debt securities, Trust Preferred Securities or related guarantees pursuant to which Parent shall assume the obligations of the Company with respect to outstanding debt securities, Trust Preferred Securities or related guarantees as of the Closing (“Supplemental Instruments”) and any related certificates and other documents required by the documentation governing such outstanding debt securities, Trust Preferred Securities or related guarantees. On the Closing Date, the Company and Parent, as and to the extent required by the documentation governing such outstanding debt securities, Trust Preferred Securities or related guarantees, shall execute and deliver any such Supplemental Instrument and any related certificates and other documents.

          (b)   If requested by Parent, the Company shall deliver all notices and take all other actions to facilitate the termination at the Closing of all commitments in respect of (i) the Senior Term Loan Agreement, dated as of December 18, 2015, by and between the Company and Capital Bank Corporation, as amended, supplemented or otherwise modified from time to time (the “Existing Loan Facility”) and (ii) the First Capital Bancorp, Inc. Variable Rate Subordinated Note, dated as of January 10, 2014, by and between First Capital Bancorp, Inc. and Franklin Federal Savings (the “First Capital Note”) and the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder; provided, that the Company and Parent shall cooperate to provide any funds required to effect all such repayments at or prior to the Closing. In furtherance and not in limitation of the foregoing, if requested by Parent, the Company shall use reasonable best efforts to deliver to Parent at least two (2) Business Days prior to the Closing Date an executed payoff letter with respect to the Existing Credit Facility and the First Capital Note (collectively, the “Payoff Letters”) in form and substance customary for transactions of this type, which Payoff Letters shall, among other things, include the respective payoff amounts.

        6.18    Restructuring Efforts.     If either the Company or Parent shall have failed to obtain the Company Shareholder Approval or the Parent Shareholder Approval, as applicable, at the duly convened Company Shareholders Meeting or Parent Shareholders Meeting, as applicable, or any adjournment or postponement thereof, unless this Agreement has been terminated in accordance with Section 8.1, each of the parties shall (i) in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein and/or (ii) resubmit this Agreement or the Transactions (or as restructured pursuant to this Section 6.18) to its shareholders for adoption and approval; provided, however, that in the case of clause (i) only, no party shall have any obligation to agree to (A) alter or change any material term of this Agreement, including the amount, kind or timing (in a manner that materially delays) of receipt of the Merger Consideration provided for in this Agreement or (B) adversely affect the Tax treatment of the Merger with respect to the shareholders of the Company or Parent.

ARTICLE VII
CONDITIONS PRECEDENT

        7.1    Conditions to Each Party’s Obligation to Effect the Closing.    The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

          (a)    Shareholder Approvals.    Each of the Company Shareholder Approval and the Parent Shareholder Approval shall have been obtained.

          (b)    Regulatory Approvals.    All Regulatory Approvals required to consummate the Merger and the Bank Merger shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated, and no such Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of any Materially Burdensome Regulatory Condition.

          (c)    No Injunctions or Restraints; Illegality.    No order, injunction, decree or judgment issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the other Transactions shall be in effect. No Law, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the Merger or the other Transactions.

          (d)    Exchange Listing.    Parent shall have filed with NASDAQ a notification form for the listing of all shares of Parent Common Stock to be delivered as Merger Consideration, and NASDAQ shall not have objected to the listing of such shares of Parent Common Stock.

          (e)    Form S-4.    The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4, nor shall proceedings for that purpose have been initiated by the SEC and be continuing.

        7.2    Conditions to Obligations of Parent.     The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

          (a)    Representations and Warranties.    (i) Each of the representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Section 3.2 (other than inaccuracies that are de minimis in amount and effect), Section 3.3(a), Section 3.3(b)(i), Section 3.8(a) and Section 3.22 shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), (ii) each of the representations and warranties of the Company set forth in Section 3.1 (other than the first sentence of Section 3.1(a)) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (iii), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

          (c)    Company Officer’s Certificate.    Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

          (d)    Opinion of Tax Counsel.    Parent shall have received an opinion from Wachtell, Lipton, Rosen & Katz, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters or certificates from each of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

        7.3    Conditions to Obligations of the Company.     The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    (i) Each of the representations and warranties of Parent set forth in the first sentence of Section 4.1(a), Section 4.2 (other than inaccuracies that are de minimis in amount and effect), Section 4.3(a), Section 4.3(b)(i) and Section 4.8 of this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), (ii) each of the representations and warranties of Parent set forth in Section 4.1 (other than the first sentence of Section 4.1(a)) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), and (iii) each of the other representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (iii), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

          (b)    Performance of Obligations of Parent.    Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

          (c)    Parent Officer’s Certificate.    The Company shall have received a certificate from Parent signed by an authorized officer of Parent stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

          (d)    Opinion of Tax Counsel.    The Company shall have received an opinion from McGuireWoods LLP, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, McGuireWoods LLP may require and rely upon representations contained in letters or certificates from each of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII
TERMINATION AND AMENDMENT

        8.1    Termination.     This Agreement may be terminated at any time prior to the Effective Time, whether before or after the adoption and approval of this Agreement by the shareholders of the Company and the shareholders of Parent:

          (a)   by mutual written consent of Company and Parent;

          (b)   by either the Company or Parent, if the Closing shall not have occurred on or before the End Date; provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c)   by either the Company or Parent, if any Regulatory Approval required to be obtained pursuant to Section 7.1(b) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction or order permanently enjoining or otherwise prohibiting the consummation of the Transactions;

          (d)   by the Company, if Parent has breached or is in breach of any representation, warranty, covenant or agreement on the part of Parent contained in this Agreement in any respect, which breach, if continuing on the Closing Date, would, individually or together with all such other then-uncured breaches by Parent, constitute grounds for the conditions set forth in Section 7.3(a)

  or Section 7.3(b) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth (30th) Business Day after written notice thereof to Parent or by its nature or timing cannot be cured within such time period;

          (e)   by Parent, if the Company has breached or is in breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement in any respect, which breach, if continuing on the Closing Date, would, individually or together with all such other then-uncured breaches by the Company, constitute grounds for the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth (30th) Business Day after written notice thereof to the Company or by its nature or timing cannot be cured within such time period;

          (f)    by Parent, (i) if the Company has failed to make the Company Board Recommendation, (ii) upon a Change in Company Recommendation or (iii) if the Company has failed to comply in any material respect with its obligations under Section 6.3(a) and Section 6.9;

          (g)   by the Company, (i) if Parent has failed to make the Parent Board Recommendation, (ii) upon a Change in Parent Recommendation or (iii) if Parent has failed to comply in any material respect with its obligations under Section 6.3(b) and Section 6.9;

          (h)   by the Company, if the Company Shareholders Meeting has been held, the Company Shareholder Approval has not been obtained at such meeting at which a vote on this Agreement is taken (taking into account any adjournment or postponement thereof), prior to the Company Shareholder Meeting, the Company has received a Superior Proposal which did not result from a breach of Section 6.9 and the Company’s board of directors has determined to enter into a definitive agreement providing for such Superior Proposal upon termination of this Agreement in accordance with this Section 8.1(h) and enters into such agreement concurrently with such termination; provided, that the Company shall pay Parent the Termination Fee pursuant to Section 8.3(c) concurrently with and as a condition to the effectiveness of such termination;

          (i)    by Parent, if the Company Shareholders Meeting has been held and the Company Shareholder Approval has not been obtained at such meeting at which a vote on this Agreement is taken (taking into account any adjournment or postponement thereof); or

          (j)    by the Company, if the Parent Shareholders Meeting has been held and the Parent Shareholder Approval has not been obtained at such meeting at which a vote on this Agreement is taken (taking into account any adjournment or postponement thereof).

        8.2    Effect of Termination.     In the event of termination of this Agreement by either Parent or the Company pursuant to this Article VIII, no party shall have any liability or further obligation hereunder to the other party, except that (a) Section 6.2(b) (Access to Information), Section 6.4 (Public Disclosure), Section 8.1 (Termination), Section 8.2 (Effect of Termination), Section 8.3 (Termination Fee), Section 8.4 (Amendment), Section 8.5 (Extension; Waiver), and Article IX (General Provisions) shall survive any termination of this Agreement and (b) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability or damages arising out of any fraud or any willful and material breach of any provision of this Agreement (including the loss to Parent or the holders of Company Common Stock and Company Equity Awards, as applicable, of the economic benefits of the Transactions, including, in the case of the Company, the loss of the premium offered to the holders of Company Common Stock and Company Equity Awards).

        8.3    Termination Fee.

          (a)   In the event that (i) before the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the shareholders, senior management or the board of directors of the Company, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by the Company or Parent pursuant to Section 8.1(b) (if the Company Shareholder Approval has not theretofore been obtained), (B) by Parent pursuant to Section 8.1(e) or (C) by Parent pursuant to Section 8.1(i) and (iii) prior to the date that is twelve (12) months after the date of such termination, the Company consummates an Alternative Transaction or enters into an Acquisition Agreement, in each case, whether or not relating to the same Acquisition Proposal as that referenced in clause (i), then the Company shall on the earlier of (x) the date an Alternative Transaction is consummated or (y) the date any such Acquisition Agreement is entered into, as applicable, pay Parent a fee equal to $25,000,000 (the “Termination Fee”) by wire transfer of immediately available funds; provided, that, for purposes of this Section 8.3(a), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%.”

          (b)   In the event this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall, within three Business Days after the date of termination, pay Parent the Termination Fee by wire transfer of immediately available funds.

          (c)   In the event this Agreement is terminated by the Company pursuant to Section 8.1(h), then the Company shall, concurrently with and as a condition to such termination, pay Parent the Termination Fee by wire transfer of immediately available funds.

          (d)   In the event this Agreement is terminated by the Company pursuant to Section 8.1(g), then Parent shall, within three Business Days after the date of termination, pay the Company the Termination Fee by wire transfer of immediately available funds.

          (e)   Each of the Company and Parent acknowledges that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, Parent and the Company, respectively, would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails promptly to pay the amount due pursuant to this Section 8.3, and, in order to obtain such payment, Parent or the Company (as applicable) commences a suit which results in a judgment against the Company or Parent (as applicable) for the fee set forth in this Section 8.3 or any portion thereof, the Company or Parent, as applicable, shall pay to the other party its fees and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company fails to pay the amounts payable pursuant to this Section 8.3, then Parent or the Company, as applicable, shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date such payment was required to be made plus 300 basis points for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by the Company or Parent pursuant to Section 8.3 constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be the sole monetary remedy of Parent or the Company, as applicable, in the event of a termination of this Agreement specified in such section. In no event shall any party be required to pay the Termination Fee more than once.

        8.4    Amendment.     Subject to compliance with applicable Law, this Agreement may be amended by Parent and the Company; provided, however, after any approval of the Transactions by the shareholders of the Company or the shareholders of Parent, there may not be, without further approval of such shareholders, as applicable, any amendment of this Agreement that requires such further approval under applicable Law; provided, further, that this Agreement may not be amended except by an instrument in writing signed on behalf of Parent and the Company.

        8.5    Extension; Waiver.     At any time prior to the Effective Time, the parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to exercise any right or to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

ARTICLE IX
GENERAL PROVISIONS

        9.1    No Survival of Representations and Warranties and Agreements.     None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit the survival of any covenant or agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.

        9.2    Expenses.     Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense.

        9.3    Notices.     Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by facsimile, by nationally recognized overnight courier service or by registered mail and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.3 prior to 5:00 p.m. (New York City time) on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.3 later than 5:00 p.m. (New York City time) on any date and earlier than 12:00 a.m. (New York City time) on the following date, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications shall be as follows:

(a)	if to the Company, to:
Park Sterling Corporation 1043 East Morehead Street, Suite 201 Charlotte, North Carolina 28204
	Attention:	Donald K. Truslow
	Fax:	(704) 716-2138
with a copy (which shall not constitute notice) to:
McGuireWoods LLP 201 North Tryon Street Suite 3000 Charlotte, North Carolina 28202
	Attention:	Chris Scheurer, Esq.
	Fax:	(704) 444-8772

(b)	if to Parent, to:
South State Corporation 520 Gervais Street Columbia, South Carolina 29201
	Attention:	John C. Pollok
	Fax:	(803) 531-0524
with a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
	Attention:	Matthew M. Guest, Esq.
	Fax:	(212) 403-2000

        9.4    Interpretation.     For the purposes of this Agreement, (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires, (b) the terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified, (c) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (d) the word “or” shall not be exclusive and (e) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Schedules or the Parent Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Schedules or the Parent Disclosure Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedules or the Parent Disclosure Schedules is or is not material for purposes of this Agreement.

        9.5    Counterparts.     This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        9.6    Entire Agreement.     This Agreement (including the Company Disclosure Schedules and the Parent Disclosure Schedules, the other Schedules and Exhibits and the other documents and the instruments referred to herein), the Voting Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

        9.7    Confidential Supervisory Information.     Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

        9.8    Governing Law; Venue; Waiver of Jury Trial.

          (a)   This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice- or conflict-of-law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware; provided, that the NCBCA shall govern to the extent mandatorily applicable to North Carolina corporations, and the SCBCA shall govern to the extent mandatorily applicable to South Carolina corporations. In addition, each of the parties (a) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware state court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any claim, action or proceeding relating to this Agreement or the Transactions in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such claim, action or proceeding, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such claim, action or proceeding, any Delaware state court sitting in New Castle County. Each party agrees that service of process upon such party in any such claim, action or proceeding shall be effective if notice is given in accordance with the provisions of this Agreement.

          (b)   EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

        9.9    Specific Performance.     The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

        9.10    Additional Definitions.     In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

        “Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York, New York, Charlotte, North Carolina or Columbia, South Carolina are authorized or obligated pursuant to legal requirements or executive order to be closed.

        “Company Equity Plans” shall mean the Park Sterling Bank 1999 Stock Option Plan, Park Sterling Bank 2006 Employee Stock Option Plan, the Park Sterling Bank 2006 Stock Option Plan for Directors, the Park Sterling Bank 2010 Employee Stock Option Plan, the Park Sterling Bank 2010 Stock Option Plan for Directors, the Company 2008 Equity Incentive Plan, the Company 2010 Long-Term Incentive Plan, the Company 2014 Long-Term Incentive Plan and the Company 2010 Stock Incentive Plan.

        “Confidentiality Agreement” shall mean that certain letter agreement, dated as of February 1, 2017, by and between the Company and Parent (as it may be amended from time to time).

        “Contract” shall mean any contract, agreement, commitment, arrangement, understanding, indenture, lease, purchase order or license.

        “Corporate Entity” shall mean a bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization.

        “End Date” shall mean April 26, 2018.

        “ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

        “Knowledge” with respect to the Company, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 9.10 of the Company Disclosure Schedules and, with respect to Parent, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 9.10 of the Parent Disclosure Schedules.

        “Law” or “Laws” shall mean any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, binding guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

        “Material Adverse Effect” shall mean, with respect to the Company, Parent or the Surviving Corporation, as the case may be, any event, circumstance, development, change or effect that, individually or in the aggregate, (i) is, or is reasonably likely to be, material and adverse to the business, operations, financial condition or results of operations of such party and its Subsidiaries taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such party to timely consummate the Closing (including the Merger and the other Transactions) on the terms set forth herein, or to perform its agreements or covenants hereunder; provided, that, in the case of clause (i) only, a “Material Adverse Effect” shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from (A) changes after the date of this Agreement in GAAP, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, (D) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Company Common Stock or Parent Common Stock (as applicable), in and of itself, but not including any underlying causes thereof, (E) the public disclosure of this Agreement or (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change disproportionately affect such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

        “Parent Benefit Plan” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, cash- or equity-based incentive, deferred compensation, retiree medical or life insurance, welfare, retirement, severance, change-in-control or other compensatory or benefit plans, programs, policies or arrangements, and all retention, bonus, employment, termination or severance arrangements to which the Parent or any of its Subsidiaries, solely with respect to any such plan subject to Code Section 412 or Title IV or ERISA, or any of their respective ERISA Affiliates is a party, with respect to which the Parent or any of its Subsidiaries, solely with respect to any such plan subject to Code Section 412 or Title IV of ERISA, or any of their respective ERISA Affiliates has any current or future obligation, contingent or otherwise, or, solely with respect to any such plan subject to Code Section 412 or Title IV of ERISA, that are maintained, contributed to or sponsored by the Parent or any of its Subsidiaries or any of their respective ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of the Parent or any of its Subsidiaries or any of their respective ERISA Affiliates. Following the Effective Time, Parent Benefit Plans shall include all Company Benefit Plans.

        “Parent Share Value” shall mean the average closing price, rounded to the nearest cent, per share of Parent Common Stock on the NASDAQ for the consecutive period of ten (10) trading days immediately preceding (but not including) the Closing Date.

        “party” or “parties” shall mean the Company and Parent.

        “Person” shall mean any individual, Corporate Entity or Governmental Entity.

        “Tax” or “Taxes” shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

        “Tax Return” shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

        9.11    Severability.     If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original legal and economic intent of the parties as closely as possible in an acceptable manner to the end that the Merger and the other Transactions are fulfilled to the fullest extent possible.

        9.12    Assignment; Third-Party Beneficiaries.     Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may assign any of its rights under this Agreement to a direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties any rights or remedies hereunder.

[Signature page follows]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SOUTH STATE CORPORATION
By:	/s/ ROBERT R. HILL, JR.
	Name:	Robert R. Hill, Jr.
	Title:	Chief Executive Officer
PARK STERLING CORPORATION
By:	/s/ JAMES C. CHERRY
	Name:	James C. Cherry
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

OPINION OF SOUTH STATE’S FINANCIAL ADVISOR

April 26, 2017

The Board of Directors
South State Corporation
520 Gervais Street
Columbia, South Carolina 29201

Members of the Board:

        You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to South State Corporation (“South State”) of the Exchange Ratio (as defined below), in the proposed merger (the “Merger”) of Park Sterling Corporation (“Park Sterling”) with and into South State, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between South State and Park Sterling. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of South State, Park Sterling, the holders of common stock, par value $1.00 per share, of Park Sterling (“Park Sterling Common Stock”) or the holders of common stock, par value $2.50 per share, of South State (“South State Common Stock”), each share of Park Sterling Common Stock issued and outstanding immediately prior to the Effective Time (except for any Cancelled Shares (as defined in the Agreement)) shall be converted into the right to receive 0.14 of a share of South State Common Stock. The ratio of 0.14 of a share of South State Common stock for one share of Park Sterling Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

        The Agreement further provides that, immediately following the Effective Time, Park Sterling Bank, a direct, wholly-owned subsidiary of Park Sterling, will merge with and into South State Bank, a direct, wholly-owned subsidiary of South State, with South State Bank as the surviving entity, pursuant to a separate agreement and plan of merger (such transaction, the “Bank Merger”).

        KBW has acted as financial advisor to South State and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to certain existing sales and trading relationships between a KBW affiliate and South State, and between KBW and certain of its affiliates and Park Sterling), may from time to time purchase securities from, and sell securities to, South State and Park Sterling. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of South State or Park Sterling for

Keefe, Bruyette & Woods, A Stifel Company
Toll Free: 800.966.1559 • www.kbw.com

The Board of Directors—South State Corporation
April 26, 2017

our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of South State (the “Board”) in rendering this opinion and will receive a fee from South State for our services, the entire amount of which is contingent upon the successful completion of the Merger. In addition, South State has agreed to indemnify us for certain liabilities arising out of our engagement.

        In addition to this present engagement, KBW has provided investment banking and financial advisory services to South State during the past two years for which compensation was received. KBW acted as financial advisor to South State in connection with its January 2017 acquisition of Southeastern Bank Financial Corporation. In addition, KBW acted as financial advisor to South State in connection with its acquisition of certain branches of Bank of America, National Association which acquisition was completed in August 2015. During the past two years, KBW has provided investment banking and financial advisory services to Park Sterling and received compensation for such services. KBW acted as financial advisor to Park Sterling in connection with its October 2015 acquisition of First Capital Bancorp, Inc. We may in the future provide investment banking and financial advisory services to South State and receive compensation for such services.

        In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of South State and Park Sterling and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated April 24, 2017 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of South State; (iii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of Park Sterling; (iv) certain unaudited quarterly financial results for the quarter ended March 31, 2017 of South State (contained in the Current Report on Form 8-K filed by South State with the Securities and Exchange Commission on April 21, 2017); (v) certain preliminary and unaudited quarterly financial results for the quarter ended March 31, 2017 of Park Sterling (provided by representatives of Park Sterling); (vi) certain regulatory filings of South State, Park Sterling and their respective subsidiaries, including (as applicable) the semi-annual reports on Form FR Y-9SP and quarterly reports on Form FR Y-9C and quarterly call reports required to be filed with respect to each semi-annual period and quarter (as the case may be) during the three year period ended December 31, 2016; (vii) certain other interim reports and other communications of South State and Park Sterling to their respective stockholders; and (viii) other financial information concerning the respective businesses and operations of South State and Park Sterling furnished to us by South State and Park Sterling or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of South State and Park Sterling; (ii) the assets and liabilities of South State and Park Sterling; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of South State and Park Sterling with similar information for certain other companies, the securities of which are publicly traded; (v) publicly available consensus “street estimates” of Park Sterling for 2017, as well as assumed Park Sterling long-term growth rates provided to us by South State management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of South State for 2017, as well as assumed South State long-term growth rates provided to us by South State management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the

The Board of Directors—South State Corporation
April 26, 2017

Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on South State (including without limitation the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by South State management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held by the managements of South State and Park Sterling regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

        In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of South State as to the reasonableness and achievability of the 2017 publicly available consensus “street estimates” of South State and Park Sterling, the assumed long-term growth rates of South State and Park Sterling, and the estimates regarding certain pro forma financial effects of the Merger on South State (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above, as well as the assumptions set forth in and the bases for all such information. We have assumed, at the direction of South State, that all of the foregoing information was reasonably prepared on bases reflecting, or in the case of the publicly available consensus “street estimates” of South State and Park Sterling referred to above that such estimates are consistent with, the best currently available estimates and judgments of South State management, and that the forecasts and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

        It is understood that the portion of the foregoing financial information of South State and Park Sterling that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the 2017 publicly available consensus “street estimates” of South State and Park Sterling, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the management of South State and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

        We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either South State or Park Sterling since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of South State and Park Sterling are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of South State or Park Sterling, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have

The Board of Directors—South State Corporation
April 26, 2017

we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of South State or Park Sterling under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

        We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transaction (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft version reviewed by us) with no adjustments to the Exchange Ratio; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that all conditions to the completion of the Merger and any related transaction (including the Bank Merger) will be satisfied without any waivers or modifications to the Agreement or any related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions (including the Bank Merger), no delay, limitation, restriction or condition, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of South State, Park Sterling or the pro forma entity or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of South State that South State has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to South State, Park Sterling, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

        This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to South State. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, or any consequences of the Merger or any such related transaction to South State, its stockholders, creditors or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of South State to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by South State or the Board, (iii) the fairness of the amount or nature of any compensation to any of South State’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of South State Common Stock or relative to the Exchange Ratio, (iv) the effect of the Merger or any related transaction (including the Bank Merger) on, or the fairness of the consideration to be received by, holders of any class of securities of South State, Park Sterling or any other party to any

The Board of Directors—South State Corporation
April 26, 2017

other transaction contemplated by the Agreement, (v) the actual value of South State Common Stock to be issued in the Merger, (vi) the prices, trading range or volume at which South State Common Stock or Park Sterling Common Stock may trade following the public announcement of the Merger or the prices, trading range or volume at which South State Common Stock may trade following the consummation of the Merger, (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (viii) any legal, regulatory, accounting, tax or similar matters relating to South State, Park Sterling, any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

        This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of South State Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter.

        This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to South State.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Annex C

OPINION OF PARK STERLING’S FINANCIAL ADVISOR

April 26, 2017

Board of Directors
Park Sterling Corporation
1043 East Morehead Street, Suite 201
Charlotte, NC 28204

Members of the Board:

        We have served as your financial advisor in connection with the proposed merger of Park Sterling Corporation (the “Company”) with and into South State Corporation (the “Buyer”) (collectively, the “Transaction”) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between the Company and the Buyer. You have requested our opinion as to whether the Merger Consideration (as defined below) in the Transaction is fair, from a financial point of view, to the public shareholders of the common stock of the Company. In accordance with the Agreement and subject to the terms and conditions set forth therein, at the Effective Time (as defined in the Agreement), each share of common stock, par value $1.00, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (except as otherwise specified in the Agreement) shall be converted automatically into and represent the right to receive 0.1400 shares of common stock, par value $2.50, of the Buyer (the “Buyer Common Stock”) (the “Merger Consideration”), subject to adjustment as provided in the Agreement (as to which we express no opinion). The terms and conditions of the Transaction are more fully set forth in the Agreement. For purposes of this letter, the ‘public shareholders’ of the common stock of the Company means the holders of outstanding shares of Company Common Stock, other than the Buyer and its directors, officers and affiliates and the directors, officers, managers and affiliates of the Company.

        In connection with rendering our opinion we have:

  (i)
  reviewed the most recent draft provided to us of the Agreement and related documents;

  (ii)
  analyzed certain publicly available financial statements and reports regarding the Company and the Buyer;

  (iii)
  analyzed certain publicly available consensus earnings estimates of the Company and the Buyer for 2017 and 2018, as well as assumed long term growth rates based thereon, all of which information was discussed with us by Company and Buyer management and used and relied upon by us with permission of such management;

  (iv)
  analyzed, on a pro forma basis in reliance upon publicly available consensus earnings estimates and other information concerning the Company and the Buyer prepared by and assumptions provided by the management teams of the Company and the Buyer, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis of the Buyer;

  (v)
  reviewed the reported prices and trading activity for the common stock of the the Company and the Buyer;

  (vi)
  compared the financial performance and trading prices of the Company and the Buyer with that of certain other publicly-traded companies that we deemed relevant to our analysis of the Transaction;

  (vii)
  reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

  (viii)
  discussed with management of the Company and management of the Buyer the operations of and future business prospects for the Company and the Buyer and the anticipated financial consequences of the Transaction to the Company and the Buyer, including potential cost savings or potential synergies;

  (ix)
  assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Buyer;

  (x)
  performed such other analyses as we have deemed appropriate.

        We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and the Buyer and of the other information reviewed by us in connection with the preparation of our opinion, and our opinion is based upon such information. We have not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The managements of the Company and the Buyer have assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Buyer, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Buyer under any laws relating to bankruptcy, insolvency or similar matters. We have not received or reviewed any individual credit files nor have we made an evaluation of the adequacy of the allowance for loan losses of the Company or the Buyer. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or of the Buyer. We have further relied, with the consent of the Company, upon Company and Buyer management as to the reasonableness and achievability of (i) the publicly available consensus earnings estimates of the Company and the Buyer referred to above and the assumed long term growth rates based thereon that were discussed with us by such management and that we were directed by such management to use and (ii) the projected balance sheet and capital data of the Buyer and the estimates regarding certain pro forma financial effects of the Transaction on the Buyer (and the assumptions and bases therefor, including but not limited to cost savings and related expenses expected to result from the Transaction) that were prepared by Buyer management and provided to and discussed with us by such management. We have assumed, with the consent of the Company, that all such information is consistent with (in the case of Company and Buyer earnings estimates), or was otherwise reasonably prepared on a basis reflecting, the best currently available estimates and judgments of such management and that the forecasts, estimates and projected data reflected in such information will be realized in the amounts and in the time periods currently estimated. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

        It is understood that the estimated and projected information for the Company and the Buyer prepared and provided to us by the respective managements of the Company and the Buyer were not prepared with the expectation of public disclosure, that all such information, together with the publicly available consensus earnings estimates of the Company and the Buyer referred to above, are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information and earnings estimates. We have assumed, based on discussions with the respective managements of the Company and the Buyer, that all such information and earnings estimates provide a reasonable basis upon which we could form our opinion and we express no view as to any such information (or the assumptions or bases therefor) or such earnings estimates. We have relied on all such information and earnings estimates without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

        As part of our investment banking business, we are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We issue periodic research reports regarding the Company and the Buyers’ business activities and prospects and we expect to provide similar services in the future.

        We have served as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our fairness opinion to the Company, which is not contingent upon the closing of the Transaction. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this opinion letter. Stephens expects to pursue future investment banking services assignments from participants in this Transaction, including the Buyer. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the Transaction.

        We are not legal, regulatory, accounting or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company or for shareholders of the Company.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the Transaction will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Company or to the shareholders of the Company. We are not expressing any opinion herein as to the price at which the common stock or any other securities of the Company will trade following the announcement of the Transaction.

        This opinion is for the use and benefit of the Board of Directors of the Company for purposes of assisting with its evaluation of the Transaction. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transaction. This opinion is not intended to confer any rights or remedies upon any other person. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other shareholders of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amounts or portions of the aggregate consideration in the Transaction to be distributed to any particular shareholders or to any particular group or class of shareholders. Our fairness opinion committee has approved the opinion set forth in this letter. Neither this opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that we approve of the content of such disclosures prior to any filing or publication of such shareholder communications.

        Based on the foregoing and our general experience as investment bankers, and subject to the assumptions and qualifications stated herein, we are of the opinion, as of the date hereof, that the Merger Consideration in the Transaction is fair, from a financial point of view, to the public shareholders of Company Common Stock.

Very truly yours,

/s/ STEPHENS INC.

STEPHENS INC.

Annex D

FORM OF VOTING AGREEMENT

        This Voting Agreement (this “Agreement”), dated as of April 26, 2017, is entered into by and between South State Corporation, a South Carolina corporation (“Parent”), and the undersigned (the “Shareholder”), a shareholder of Park Sterling Corporation, a North Carolina corporation (the “Company”).

        WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, between Parent and the Company, the Company will be merged with and into Parent, with Parent as the surviving corporation (the “Merger”);

        WHEREAS, as of the date of this Agreement, the Shareholder owns beneficially or of record, and has the power to vote or direct the voting of, certain shares of common stock, par value $1.00 per share, of the Company (“Common Stock”) (all such shares, the “Existing Shares”);

        WHEREAS, as a condition and inducement for Parent to enter into the Merger Agreement, Parent has required that the Shareholder, in his or her capacity as a shareholder of the Company, enter into this Agreement, and the Shareholder has agreed to enter into this Agreement.

        NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

  1.
  Definitions.    Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

  2.
  Effectiveness; Termination.    This Agreement shall be effective upon signing. If the Merger Agreement is terminated for any reason in accordance with its terms, this Agreement shall automatically terminate and be null and void and of no effect; provided that (i) this Section 2 and Sections 10 through 16 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

  3.
  Voting Agreement.    From the date hereof until the earlier of (a) the Closing and (b) the termination of the Merger Agreement in accordance with its terms (the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of the Company’s shareholders, however called, and in connection with any written consent of the Company’s shareholders, the Shareholder shall (i) appear at such meeting or otherwise cause all of his or her Existing Shares and all other shares of Common Stock or voting securities, over which he or she has acquired beneficial or record ownership and the power to vote or direct the voting thereof, after the date hereof (including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Company Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), which he or she owns or controls as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement and the approval of the Transactions, including the Merger, (B) in favor of any proposal to adjourn or postpone such meeting of the Company’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement and in favor of any advisory, non-binding compensation proposal set forth in the Joint Proxy Statement and submitted to the shareholders of the Company in connection with the Merger, (C) against any action or proposal in favor of an Acquisition Proposal or Alternative Transaction, without regard to the terms of such Acquisition Proposal or Alternative Transaction, and (D) against any action, proposal, transaction, agreement or amendment of the Company Articles of Incorporation or Company Bylaws, in each case, which would reasonably be likely to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Shareholder contained in this Agreement, or (2) prevent, materially impede or materially delay the consummation of the Transactions, including the Merger. For the avoidance of doubt, the foregoing commitments apply to any Shares held by any trust, limited partnership or other entity holding Shares for which the Shareholder serves in any partner, shareholder, trustee or similar capacity. To the extent the Shareholder does not control, by himself or herself, the determinations of such shareholder entity, the Shareholder agrees to exercise all voting or other determination rights he or she has in such shareholder entity to carry out the intent and purposes of his or her support and voting obligations in this paragraph and otherwise set forth in this Agreement. The Shareholder covenants and agrees that, except for this Agreement, he or she (x) has not entered into, and shall not enter into during the Support Period, any voting agreement or voting trust with respect to the Shares and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares except any proxy to carry out the intent of this Agreement or any proxy submitted in connection with the Company’s annual shareholder meeting scheduled to be held on May 25, 2017.

  4.
  Transfer Restrictions Prior to the Merger.    The Shareholder hereby agrees that he or she will not, during the Support Period, without the prior written consent of Parent, directly or indirectly, offer for sale, sell, transfer, assign, give, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Shares, or any interest therein, including the right to vote any Shares, as applicable (a “Transfer”); provided, that the Shareholder may (i) Transfer Shares for estate planning or philanthropic purposes so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement, and the Shareholder provides at least three (3) Business Days’ prior written notice (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement) to Parent, in which case the Shareholder shall remain responsible for any breach of this Agreement by such transferee, or Transfer Shares at such Shareholder’s death pursuant to Law or such Shareholder’s estate plan (provided, that the transferee agrees in a signed writing to be bound by and comply with the provisions of this Agreement) or (ii) surrender Shares to the Company in connection with the vesting, settlement or exercise of Company Equity Awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of Company Options, the exercise price thereon. In furtherance of the foregoing, the Shareholder hereby authorizes the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares.

  5.
  Representations of the Shareholder.    The Shareholder represents and warrants to Parent as follows: (a) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Shareholder or the performance of his or her obligations hereunder; (c) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity; (d) the Shareholder beneficially owns and has the power to vote or direct the voting of the Shares; (e) the Shareholder beneficially owns the Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws); and (f) the Shareholder has read and is familiar with the terms of the Merger Agreement. The Shareholder agrees that the Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Shareholder of his or her obligations under this Agreement. The Shareholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as are necessary or reasonably requested by Parent to confirm and assure the rights and obligations set forth in this Agreement. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

  6.
  Publicity.    The Shareholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure in connection with the Merger, including in the Form S-4, the Joint Proxy Statement or any other filing with any Governmental Entity made in connection with the Merger, the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s obligations under this Agreement. The Shareholder agrees to notify Parent as promptly as practicable of any inaccuracies or omissions in any information relating to the Shareholder that is so published or disclosed.

  7.
  Entire Agreement.    This Agreement and, with respect to Parent and the Company, the Merger Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than, if the Shareholder is an officer of the Company, with respect to any employment agreement between the Shareholder and the Company, Parent or their respective affiliates. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Parent acknowledges and agrees that, except as expressly provided herein, nothing in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Shareholder in the voting of any of the Shares, except as otherwise expressly provided herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

  8.
  Assignment.    This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto; provided, however, that the rights under this Agreement are assignable by Parent to a majority-owned affiliate or any successor-in-interest of Parent, but no such assignment shall relieve Parent of its obligations hereunder.

  9.
  Remedies/Specific Enforcement.    Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Parent would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by the Shareholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Parent may be entitled (including monetary damages), Parent shall be entitled to seek injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof, and the Shareholder hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. The Shareholder further agrees that neither Parent nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and the Shareholder irrevocably waives any right he or she may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

  10.
  Governing Law and Enforceability.    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of North Carolina, without regard to any choice or conflict of law provision or rule (whether of the State of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of North Carolina.

    In addition, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, each of the parties hereto consents in writing to the fullest extent permitted by law, to the sole and exclusive forum of the state courts of North Carolina in and for Mecklenburg County, North Carolina, with such dispute being designated by the party filing the action as a “mandatory complex business case” pursuant to Section 7A-45.4 of the North Carolina General Statutes and subject to designation or assignment to the North Carolina Business Court (or, if no state court located within the State of North Carolina has jurisdiction, the United States District Court for the Western District of North Carolina).

    Each party agrees that service of process upon such party in any such claim, action or proceeding shall be effective if notice is given in accordance with Section 11.

  11.
  Notice.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by nationally recognized overnight courier service if to the Shareholder, to the address set forth in Schedule A hereto, and if to Parent, in accordance with Section 9.3 of the Merger Agreement.

  12.
  Severability.    Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

  13.
  Amendments; Waivers.    Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Parent and the Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

  14.
  Waiver of Jury Trial.    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.

  15.
  No Representative Capacity.    Notwithstanding anything to the contrary herein, this Agreement applies solely to Shareholder in his or her individual capacity as a shareholder, and, to the extent the Shareholder serves as a member of the board of directors or officer of the Company or as a fiduciary for others, nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in Shareholder’s capacity as a director or officer or (subject to Section 3) as a fiduciary for others, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or shall be construed to prohibit, limit or restrict Shareholder from discharging Shareholder’s duties as a director or officer or (subject to Section 3) as a fiduciary for others.

  16.
  Counterparts.    The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

SIGNED as of the date first set forth above:
SOUTH STATE CORPORATION
By:

SHAREHOLDER:

 SCHEDULE A

Shareholder Information

Name and Address for Notices

Annex E

CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF
SOUTH STATE CORPORATION AND PARK STERLING CORPORATION
(Pursuant to S.C. Code Section 33-11-1-3)

        Section 33-11-103 of the Code of Laws of South Carolina, 1976, as amended requires that the notice of the meeting of shareholders at which a plan of merger will be voted upon be accompanied by balance sheets for each corporation participating in the merger as of the close of the preceding two fiscal years as well as income statements for each participating corporation for each of the preceding three fiscal years. The condensed consolidated balance sheets as of December 31, 2016 and 2015 and condensed consolidated income statements for the years ended December 31, 2016, 2015 and 2014 comply with the requirements of Section 33-11-103 with respect to South State Corporation. The condensed consolidated balance sheets as of December 31, 2016 and 2015 and condensed consolidated income statements for the years ended December 31, 2016, 2015 and 2014 comply with the requirements of Section 33-11-103 with respect to Park Sterling Corporation.

        This Annex E should be read in conjunction with the audited consolidated financial statements of South State Corporation and Park Sterling Corporation, respectively, and the notes to such audited consolidated financial statements contained in reports that South State Corporation and Park Sterling Corporation have previously filed with the Securities and Exchange Commission, including as set forth in this joint proxy statement/prospectus under “Where You Can Find More Information” and incorporated by reference into this joint proxy statement/prospectus.

 SOUTH STATE CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

(Dollars in thousands, except par value)

	December 31,
	2016	2015
ASSETS
Cash and cash equivalents:
Cash and due from banks	$201,966	$178,664
Interest-bearing deposits with banks	36,241	218,883
Federal funds sold and securities purchased under agreements to resell	136,241	298,247

Total cash and cash equivalents	374,448	695,794

Investment securities:
Securities held to maturity (fair value of $6,250 and $9,723, respectively)	6,094	9,314
Securities available for sale, at fair value	999,405	1,009,541
Other investments	9,482	8,893

Total investment securities	1,014,981	1,027,748

Loans held for sale	50,572	41,649

Loans:
Acquired credit impaired (covered of $0 and $98,459, respectively; non-covered of $602,546 and $635,411, respectively), net of allowance for loan losses	602,546	733,870
Acquired non-credit impaired (covered of $0 and $8,047, respectively; non-covered of $836,699 and $1,041,491, respectively)	836,699	1,049,538
Non-acquired	5,241,041	4,220,726
Less allowance for non-acquired loan losses	(36,960)	(34,090)

Loans, net	6,643,326	5,970,044

FDIC indemnification asset	—	4,401
Other real estate owned (covered of $0 and $5,751, respectively; non-covered of $18,316 and $24,803, respectively)	18,316	30,554
Premises and equipment, net	183,510	174,537
Bank owned life insurance	104,148	101,588
Deferred tax assets	31,123	37,827
Mortgage servicing rights	29,037	26,202
Core deposit and other intangibles	39,848	47,425
Goodwill	338,340	338,340
Other assets	72,943	61,239

Total assets	$8,900,592	$8,557,348

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$2,199,046	$1,976,480
Interest-bearing	5,135,377	5,123,948

Total deposits	7,334,423	7,100,428
Federal funds purchased and securities sold under agreements to repurchase	313,773	288,231
Other borrowings	55,358	55,158
Other liabilities	62,450	54,147

Total liabilities	7,766,004	7,497,964

Shareholders’ equity:
Preferred stock—$.01 par value; authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock—$2.50 par value; authorized 40,000,000 shares; 24,230,392 and 24,162,657 shares issued and outstanding, respectively	60,576	60,407
Surplus	711,307	703,929
Retained earnings	370,916	298,919
Accumulated other comprehensive loss	(8,211)	(3,871)

Total shareholders’ equity	1,134,588	1,059,384

Total liabilities and shareholders’ equity	$8,900,592	$8,557,348

SOUTH STATE CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

(Dollars in thousands, except per share data)

	Year Ended December 31,
	2016	2015	2014
Interest income:
Loans, including fees	$308,461	$315,574	$319,882
Investment securities:
Taxable	18,025	16,110	15,758
Tax-exempt	3,884	4,300	4,589
Federal funds sold and securities purchased under agreements to resell	2,793	2,117	1,793

Total interest income	333,163	338,101	342,022

Interest expense:
Deposits	5,803	7,344	9,301
Federal funds purchased and securities sold under agreements to repurchase	574	395	357
Other borrowings	1,940	2,589	6,004

Total interest expense	8,317	10,328	15,662

Net interest income	324,846	327,773	326,360
Provision for loan losses	6,819	5,864	6,590

Net interest income after provision for loan losses	318,027	321,909	319,770

Noninterest income:
Fees on deposit accounts	82,897	74,479	69,291
Mortgage banking income	20,547	21,761	16,170
Trust and investment services income	19,764	20,117	18,344
Securities gains, net	122	—	(2)
Other-than-temporary impairment losses	—	(489)	—
Recoveries on acquired loans	6,465	2,976	6,176
Amortization of FDIC indemnification asset, net	(5,902)	(8,587)	(21,895)
Other	6,437	5,298	6,612

Total noninterest income	130,330	115,555	94,696

Noninterest expense:
Salaries and employee benefits	164,663	161,304	158,432
Net occupancy expense	21,712	21,105	22,459
Information services expense	20,549	17,810	15,844
Furniture and equipment expense	12,403	11,233	13,271
OREO expense and loan related	6,307	9,595	11,833
Bankcard expense	11,723	9,320	8,563
Amortization of intangibles	7,577	8,324	8,320
Supplies, printing and postage expense	6,279	5,919	6,937
Professional fees	6,702	5,533	4,960
FDIC assessment and other regulatory charges	3,896	4,714	5,432
Advertising and marketing	3,092	3,838	4,156
Merger related expense	5,002	—	23,940
Branch consolidation related expense	3,079	6,945	—
Other	21,331	21,449	18,891

Total noninterest expense	294,315	287,089	303,038

Earnings:
Income before provision for income taxes	154,042	150,375	111,428
Provision for income taxes	52,760	50,902	35,991

Net income	101,282	99,473	75,437
Preferred stock dividends	—	—	1,073

Net income	$101,282	$99,473	$74,364

Earnings per common share:
Basic	$4.22	$4.15	$3.11

Diluted	$4.18	$4.11	$3.08

Dividends per common share	$1.21	$0.98	$0.82

Weighted average common shares outstanding:
Basic	23,998	23,966	23,897
Diluted	24,219	24,224	24,154

PARK STERLING CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

(Dollars in thousands, except par value)

	December 31,
	2016	2015
	(dollars in thousands, except per share data)
ASSETS
Cash and due from banks	$34,162	$53,840
Interest-earning balances at banks	48,882	16,451
Federal funds sold	570	235
Investment securities available-for-sale, at fair value	402,501	384,934
Investment securities held-to-maturity (fair value of $92,828 and $107,629 at December 31, 2016 and 2015, respectively)	91,752	106,458
Nonmarketable equity securities	17,501	11,366
Loans held for sale	7,996	4,943
Loans:
Non-covered	2,412,186	1,724,164
Covered	—	17,651
Less allowance for loan losses	(12,125)	(9,064)

Net loans	2,400,061	1,732,751

Premises and equipment, net	63,080	55,658
Bank-owned life insurance	70,785	58,633
Deferred tax asset	25,721	28,971
Other real estate owned—noncovered	2,438	4,211
Other real estate owned—covered	—	1,240
Goodwill	63,317	29,197
FDIC indemnification asset	—	943
Core deposit intangible	11,438	9,571
Accrued interest receivable	6,799	5,082
Other assets	8,392	9,780

Total assets	$3,255,395	$2,514,264

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$521,295	$350,836
Interest-bearing	1,992,457	1,601,826

Total deposits	2,513,752	1,952,662
Short-term borrowings	285,000	185,000
Long-term borrowings	29,736	30,000
Subordinated loan and junior subordinated debt	33,501	24,262
Accrued interest payable	541	515
Accrued expenses and other liabilities	37,021	37,121

Total liabilities	2,899,551	2,229,560
Shareholders’ equity:
Common stock, $1.00 par value 200,000,000 shares authorized; 53,116,519 and 44,854,509 shares issued and outstanding at December 31, 2016 and 2015, respectively	$53,117	$44,854
Additional paid-in capital	273,400	222,596
Retained earnings	32,609	20,117
Accumulated other comprehensive loss	(3,282)	(2,863)

Total shareholders’ equity	355,844	284,704

Total liabilities and shareholders’ equity	$3,255,395	$2,514,264

PARK STERLING CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

(Dollars in thousands, except per share data)

	2016	2015	2014
	(dollars in thousands, except share and per share data)
Interest income
Loans, including fees	$107,440	$77,537	$74,867
Federal funds sold	15	2	1
Taxable investment securities	10,703	10,612	9,318
Tax-exempt investment securities	556	579	631
Nonmarketable equity securities	621	500	362
Interest on deposits at banks	181	82	118

Total interest income	119,516	89,312	85,297

Interest expense
Money market, NOW and savings deposits	3,925	2,449	2,270
Time deposits	5,763	3,202	3,155
Short-term borrowings	1,251	528	86
Long-term borrowings	1,600	367	513
Junior subordinated debt	1,936	1,385	1,631

Total interest expense	14,475	7,931	7,655

Net interest income	105,041	81,381	77,642
Provision for loan losses	2,630	723	(1,286)

Net interest income after provision for loan losses	102,411	80,658	78,928
Noninterest income
Service charges on deposit accounts	6,449	4,934	3,881
Income from fiduciary activities	2,331	3,090	2,748
Commissions and fees from investment brokerage	757	512	452
Income from capital market activities	2,584	1,467	646
Gain (Loss) on sale of securities available-for-sale	(87)	54	180
Bankcard services income	2,792	2,507	2,632
Mortgage banking income	3,428	3,306	2,641
Income from bank-owned life insurance	2,709	2,749	2,688
Amortization of indemnification asset	—	(705)	(3,203)
Loss share true-up liability expense	(311)	(181)	(587)
Other noninterest income	742	510	1,875

Total noninterest income	21,394	18,243	13,953

Noninterest expense
Salaries and employee benefits	48,027	39,945	39,538
Occupancy and equipment	12,854	10,317	10,409
Advertising and promotion	1,086	1,263	1,494
Legal and professional fees	3,522	3,402	3,486
Deposit charges and FDIC insurance	1,706	1,639	1,491
Data processing and outside service fees	12,183	6,625	6,449
Communication fees	2,024	2,099	1,974
Core deposit intangible amortization	1,832	1,389	1,269
Net cost of operation of other real estate owned	255	406	817
Loan and collection expense	792	740	1,350
Postage and supplies	604	488	667
Other noninterest expense	9,351	5,840	4,990

Total noninterest expense	94,236	74,153	73,934

Income before income taxes	29,569	24,748	18,947
Income tax expense	9,621	8,142	6,058

Net income	$19,948	$16,606	$12,889

Basic earnings per common share	$0.38	$0.38	$0.29

Diluted earnings per common share	$0.38	$0.37	$0.29

Weighted-average common shares outstanding
Basic	52,450,780	43,939,039	43,924,457

Diluted	52,850,617	44,304,888	44,247,000

Annex F

FORM OF ARTICLES OF AMENDMENT TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
SOUTH STATE CORPORATION

        Pursuant to Section 33-10-106 of the South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

  1.
  The name of the corporation is: South State Corporation (the “Corporation”).

  2.
  Date of Incorporation: February 22, 1985.

  3.
  Agent’s Name and Address: V. Nicole Comer, 700 Gervais Street, Columbia, South Carolina 29201.

  4.
  On [                    ], 2017, the Corporation’s shareholders approved an amendment (the “Amendment”) to the Corporation’s Amended and Restated Articles of Incorporation (the “Articles”) to amend and restate the first sentence of Article V of the Articles in its entirety to state:

    The aggregate number of shares which the corporation shall have the authority to issue is (i) Eighty Million (80,000,000) shares of one class of Common Stock each of which shall have a par value of Two Dollars Fifty Cents ($2.50) and (ii) Ten Million (10,000,000) shares of preferred stock, par value $.01 per share (referred to in these amended and restated Articles of Incorporation as “preferred stock”).

  5.
  Not applicable.

  6.
  Amendments adopted by shareholder action: At the date of adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares For or Against
Common Stock, par value $2.50 per share
  7.
  The effective date of these Articles of Amendment shall be [            ], in accordance with the provisions of Section 33-1-230 of the Code.

        Date: [                    ]

SOUTH STATE CORPORATION
By:

F-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Section 33-2-102 of the South Carolina Business Corporation Act of 1988, as amended (the “SCBCA”) permits a South Carolina corporation to include in its articles of incorporation a provision eliminating or limiting the personal liability of its directors to the corporation and its shareholders for monetary damages for breach of fiduciary duty as a director, except: (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (3) as imposed for any unlawful distributions as set forth in Section 33-8-330 of the SCBCA or (4) for any transaction from which the director derived an improper personal benefit. South State’s articles of incorporation contain such a provision, thereby limiting the liability of its directors to the maximum extent permitted by South Carolina law.

        Section 33-8-510 of the SCBCA permits a South Carolina corporation to indemnify an individual who is made a party to any proceeding because he or she is or was a director against liability incurred in the proceeding if he or she: (1) conducted himself or herself in good faith, (2) reasonably believed that his or her conduct was in the corporation’s best interest or, if he or she was not acting in his or her official capacity, that such conduct was at least not opposed to the corporation’s best interest and (3) in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The SCBCA provides that where a director is a defendant in a proceeding by or in the right of the corporation, the director may not be indemnified if he or she is adjudged liable to the corporation. The SCBCA also provides that a director may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was adjudged liable on the grounds that personal benefit was improperly received by such director. Under Section 33-8-540 of the SCBCA, a director found liable in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of reasonable expenses if the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

        Section 33-8-520 of the SCBCA provides that, unless limited by the articles of incorporation of a South Carolina corporation, a director who is wholly successful on the merits or otherwise in defense of any proceeding to which such director was a party because such director is or was a director of the corporation must be indemnified against reasonable expenses. Section 33-8-530 of the SCBCA provides that a South Carolina corporation may advance reasonable expenses to a director upon the corporation’s receipt of (1) a written affirmation by the director of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking, executed by the director or on his or her behalf, to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met, so long as a determination is made by the corporation that indemnification is proper under Section 33-8-530 of the SCBCA.

        Section 33-8-560 of the SCBCA provides that unless a corporation’s articles of incorporation provide otherwise: (1) an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 33-8-520, and is entitled to apply for court-ordered indemnification under Section 33-8-540, in each case to the same extent as a director; (2) the corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation who is not a director to the same extent as to a director; and (3) a corporation also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

        South State’s bylaws provide for the indemnification of any current and former directors and officers to the fullest extent authorized by law against (a) reasonable expenses, including attorneys’ fees, incurred by him or her in connection with any threatened, pending or completed civil, criminal, administrative, investigative or arbitrative action, suit or proceeding (and any appeal therein), whether or not brought by or on behalf of South State, seeking to hold him or her liable by reason of the fact that he or she is or was acting in such capacity, and (b) reasonable payments made by him or her in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to an employee benefit plan), penalty or settlement for which he or she may have become liable in any such action, suit or proceeding. South State’s bylaws further provide that the foregoing right to indemnification shall include the right to be paid by South State the reasonable expenses (including attorney’s fees) incurred in defending any such action, suit or proceeding in advance of its final disposition; provided, however, that, if required by law, an advancement of expenses incurred by a claimant shall be made only if: (a) the claimant furnishes South State with a written affirmation of his or her good faith belief that he or she met the standard of conduct required by law; and (b) the claimant furnishes South Sate with a written undertaking, executed personally on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct.

        South State’s bylaws provide that South State may, to the extent authorized from time to time by South State’s board of directors, grant rights of indemnification and to the advancement of expenses to any employee or agent of South State consistent with the other provisions of South State’s bylaws concerning the indemnification of South State directors and officers. South State’s bylaws provide that South State may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of South State or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not South State would have the power to indemnify such person against such expense, liability or loss under applicable law.

        The foregoing is only a general summary of certain aspects of South Carolina law and South State’s articles of incorporation and bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of those Sections of the SCBCA referenced above and the South State’s articles of incorporation and bylaws.

Item 21.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of April 26, 2017, by and between Park Sterling Corporation and South State Corporation* (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)
3.1
Amended and Restated Articles of Incorporation of South State Corporation, filed October 24, 2014 (incorporated by reference to Exhibit 3.1 to South State Corporation’s Current Report on Form 8-K, filed on October 28, 2014, and incorporated herein by reference)
3.2
Amended and Restated Bylaws of South State Corporation, dated January 21, 2016 (incorporated by reference to Exhibit 3.1 to South State Corporation’s Current Report on Form 8-K, filed on January 27, 2016, and incorporated herein by reference)
4.1
Specimen of South State Corporation Common Stock Certificate (incorporated by reference as Exhibit 4.1 to South State Corporation’s Annual Report on Form 10-K filed on February 27, 2015, and incorporated herein by reference)
5.1	Opinion of Nelson, Mullins, Riley & Scarborough, LLP regarding the validity of the securities to be issued**

Exhibit No.	Description of Exhibit
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters
8.2	Opinion of McGuireWoods LLP regarding certain tax matters
23.1	Consent of Nelson Mullins Riley & Scarborough, LLP (included in Exhibit 5.1)**
23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)
23.3	Consent of McGuireWoods LLP (included in Exhibit 8.2)
23.4	Consent of Dixon Hughes Goodman LLP (with respect to South State Corporation)
23.5	Consent of Dixon Hughes Goodman LLP (with respect to Park Sterling Corporation)
23.6	Consent of Crowe Horwath LLP (with respect to Southeastern Bank Financial Corporation)
24.1	Power of Attorney**
99.1	Consent of Keefe, Bruyette & Woods, Inc.
99.2	Consent of Stephens Inc.
99.3	Rule 438 Consent of James C. Cherry**
99.4	Form of proxy of South State Corporation**
99.5	Form of proxy of Park Sterling Corporation**

*
Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. South State Corporation agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

**
Previously filed.

Item 22.    Undertakings.

  The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

  (5)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (6)
  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145I, the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (7)
  That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (8)
  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (9)
  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

  (10)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH STATE CORPORATION
By:	/s/ JOHN C. POLLOK John C. Pollok Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer

Date: August 18, 2017

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 18, 2017.

Signature	Title

/s/ ROBERT R. HILL, JR. Robert R. Hill, Jr.	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ JOHN C. POLLOK John C. Pollok	Senior Executive Vice President, Chief Financial Officer, Chief Operating Officer and Director (Principal Financial Officer)
/s/ KEITH S. RAINWATER Keith S. Rainwater	Executive Vice President and Director of External Reporting (Principal Accounting Officer)
* Robert R. Horger	Chairman of the Board of Directors
* Paula Harper Bethea	Vice Chairman of the Board of Directors
* Jimmy E. Addison	Director
* Martin B. Davis	Director

Signature		Title

* Robert H. Demere, Jr.		Director
* Cynthia A. Hartley		Director
* Thomas J. Johnson		Director
* Grey B. Murray		Director
* James W. Roquemore		Director
* Thomas E. Suggs		Director
* Kevin P. Walker		Director
By:	/s/ JOHN C. POLLOK John C. Pollok Attorney-in-Fact August 18, 2017

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of April 26, 2017, by and between Park Sterling Corporation and South State Corporation* (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)
3.1
Amended and Restated Articles of Incorporation of South State Corporation, filed October 24, 2014 (incorporated by reference to Exhibit 3.1 to South State Corporation’s Current Report on Form 8-K, filed on October 28, 2014, and incorporated herein by reference)
3.2
Amended and Restated Bylaws of South State Corporation, dated January 21, 2016 (incorporated by reference to Exhibit 3.1 to South State Corporation’s Current Report on Form 8-K, filed on January 27, 2016, and incorporated herein by reference)
4.1
Specimen of South State Corporation Common Stock Certificate (incorporated by reference as Exhibit 4.1 to South State Corporation’s Annual Report on Form 10-K filed on February 27, 2015, and incorporated herein by reference)
5.1	Opinion of Nelson, Mullins, Riley & Scarborough, LLP regarding the validity of the securities to be issued**
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters
8.2	Opinion of McGuireWoods LLP regarding certain tax matters
23.1	Consent of Nelson Mullins Riley & Scarborough, LLP (included in Exhibit 5.1)**
23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)
23.3	Consent of McGuireWoods LLP (included in Exhibit 8.2)
23.4	Consent of Dixon Hughes Goodman LLP (with respect to South State Corporation)
23.5	Consent of Dixon Hughes Goodman LLP (with respect to Park Sterling Corporation)
23.6	Consent of Crowe Horwath LLP (with respect to Southeastern Bank Financial Corporation)
24.1	Power of Attorney**
99.1	Consent of Keefe, Bruyette & Woods, Inc.
99.2	Consent of Stephens Inc.
99.3	Rule 438 Consent of James C. Cherry**
99.4	Form of proxy of South State Corporation**
99.5	Form of proxy of Park Sterling Corporation**

*
Annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. South State Corporation agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

**
Previously filed.